HellerEhrman

04 FEB 10 7:21

February 5, 2004

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
sluk@hewm.com
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04012920

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-4256

Re: Tomorrow International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Tomorrow International Holdings Limited (the "Company"), S.E.C. File No. 82-4256, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's circular regarding a Discloseable Transaction, dated January 19, 2004;

2. The Company's joint announcement between the Company and Swank International Manufacturing Company Limited regarding the Introduction of a Substantial Shareholder of Swank and Restoration of Public Float of Swank, dated December 29, 2003, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on December 30, 2003;

dw 2/19

3. The Company's joint announcement between the Company and Swank International Manufacturing Company Limited regarding the Results of the Open Offer, dated November 4, 2003, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on November 5, 2003;

4. The Company's joint announcement between the Company and Swank International Manufacturing Company Limited regarding the Results of SGM, Results of EGM and Despatch of Prospectus Documents, dated October 17, 2003, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on October 20, 2003;

5. The Company's joint announcement between the Company and Swank International Manufacturing Company Limited regarding the Despatch of Circulars and Revised Timetable, dated September 30, 2003, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on October 2, 2003;

6. The Company's Circular regarding the Connected Transactions of the Share Sale Agreement, the Loan Settlement Agreement and a notice of the SGM, dated September 30, 2003;

7. The Company's announcement regarding 2003 Interim Results, dated September 18, 2003, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on September 19, 2003;

8. The Company's 2003 Interim Report, dated September 18, 2003;

9. The Company's joint announcement between the Company and Swank International Manufacturing Company Limited regarding the Connected Transactions of the Conditional Share Sale Agreement and Loan Settlement Agreement, dated September 9, 2003, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on September 10, 2003;

10. The Company's joint announcement between the Company and Swank International Manufacturing Company Limited regarding the Connected Transactions of a Termination Agreement in respect of the Asset Disposal Agreement, dated August 27, 2003, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on August 28, 2003;

11. The Company's announcement regarding the Result of SGM, dated June 27, 2003, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on June 30, 2003;

12. The Company's Circular regarding the Proposed Capital Reorganization involving (1) Reduction of the Issued Share Capital and Subdivision of Unissued Share Capital, (2) Consolidation of the Issued and Unissued Share Capital, (3) Amendment to the Bye-laws and (4) Change in Board Lot Size, dated May 26, 2003; and

13. The Company's Announcement regarding the Despatch of Circular containing details of the Capital Reorganisation, Amendment to the Bye-laws, Change in board lot size of the Consolidated Shares, dated May 23, 2003, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on May 26, 2003;

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Tomorrow International Holdings Limited

h:\dlai\ADR\22416\0001\14sec.doc

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all of your shares in Tomorrow International Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Tomorrow International Holdings Limited

明日國際集團有限公司

(incorporated in Bermuda with limited liability)

DISCLOSEABLE TRANSACTION

19th January, 2004

CONTENTS

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"associate(s)"	has the meaning ascribed to it in the Listing Rules
"Board"	the board of Directors
"Directors"	the directors of Tomorrow
"Fortune Dynamic"	Fortune Dynamic Group Corp., a wholly owned subsidiary of Tomorrow holding the entire issued share capital of Probest
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Kingsway Lion"	Kingsway Lion Spur Technology Limited, a wholly-owned subsidiary of SW Kingsway
"Latest Practicable Date"	15th January, 2004, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Loan Settlement Agreement"	the conditional agreement dated 3rd September, 2003 entered into between Swank and Probest for the settlement of an unsecured loan in the principal sum of HK$250 million owing by Swank to Probest
"Open Offer"	proposed issue of the new Shares on the basis of 13 offer shares for every Share held by way of an open offer as set out in the joint announcement of Tomorrow and Swank dated 9th September, 2003

"Option"	an option granted by Fortune Dynamic to Rich Global for the purchase of the Option Share under the Option Agreement
"Option Agreement"	an agreement entered into between Fortune Dynamic, Rich Global and Tomorrow dated 16th December, 2003 in relation to the granting of the Option by Fortune Dynamic to Rich Global
"Option Share"	50% of all the issued shares of Probest at the time of exercise of the Option to be purchased by Rich Global upon exercise of the Option
"Placing"	the placing of Placing Shares by the Placing Agent pursuant to the Placing Agreement on a best effort basis as set out in the joint announcement of Tomorrow and Swank dated 29th December, 2003
"Placing Agent"	Kingsway Financial Services Group Limited, a wholly-owned subsidiary of SW Kingsway
"Placing Agreement"	the placing agreement entered into between Probest and the Placing Agent dated 16th December, 2003 in relation to the Placing
"Placing Shares"	412,794,000 existing Shares previously held by Probest and placed to placees by the Placing Agent pursuant to the Placing Agreement
"Probest"	Probest Holdings Inc., a company incorporated in the British Virgin Islands which is interested in approximately 51.0% of the existing issued shares of Swank and a wholly-owned subsidiary of Tomorrow, also the underwriter of the Open Offer
"Profitown"	Profitown Investment Corporation, a company formed in the British Virgin Islands with limited liability and owned as to 70% by Swank and as to 30% by Probest
"Profitown Loan"	the entire amount of shareholder's loan due from Profitown to Swank at the Latest Practicable Date

"Promissory Note"	the unsecured promissory note in the sum of HK$163 million issued by Swank pursuant to the Loan Settlement Agreement, details of which were disclosed in the circular of Swank dated 30th September, 2003
"Rich Global"	Rich Global Investments Limited, a wholly-owned subsidiary of SW Kingsway
"Sale and Purchase Agreement"	the sale and purchase agreement entered into between Probest, Rich Global and Kingsway Lion dated 16th December, 2003 in relation to the sale of 593,724,000 Shares by Probest to Rich Global and Kingsway Lion
"Share(s)"	share(s) of HK$0.01 each in the issued capital of Swank
"Shareholder(s)"	holders of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"SW Kingsway"	SW Kingsway Capital Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Swank"	Swank International Manufacturing Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and is owned as to approximately 51.0% by Probest, as to approximately 10.0% by Rich Global and as to approximately 9.0% by Kingsway Lion
"Swank Group"	Swank and its subsidiaries
"Tomorrow"	Tomorrow International Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Tomorrow Group"	Tomorrow and its subsidiaries other than the Swank Group
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"%"	per cent.

Tomorrow International Holdings Limited
明日國際集團有限公司
(incorporated in Bermuda with limited liability)

Executive Directors:
Yau Tak Wah, Paul *(Chairman)*
Tam Ping Wah
Louie Mei Po
Wong Shin Ling, Irene
Tam Wing Kin

Independent non-executive Directors:
Ng Wai Hung
Cheung Chung Leung, Richard

Registered Office:
Clarendon House
Church Street
Hamilton HM11
Bermuda

Head Office and Principal Place of Business:
27th Floor
Henley Building
5 Queen's Road Central
Hong Kong

19th January, 2004

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

INTRODUCTION

On 29th December, 2003, Tomorrow and Swank jointly announced that, on 16th December, 2003, Probest entered into a sale and purchase agreement with Rich Global and Kingsway Lion, both wholly-owned subsidiaries of SW Kingsway, pursuant to which Probest agreed to sell and Rich Global and Kingsway Lion agreed to purchase a total of 593,724,000 Shares, representing approximately 19.0% of the entire issued share capital of Swank, at a total consideration of HK$15,971,175.60, or HK$0.0269 per Share. Out of the 593,724,000 Shares, 312,486,000 Shares, representing approximately 10.0% of the entire current issued share capital of Swank, was to be purchased by Rich Global, and 281,238,000 Shares, representing approximately 9.0% of the entire current issued share capital of Swank, was to be purchased by Kingsway Lion.

On 16th December, 2003, Fortune Dynamic, a wholly-owned subsidiary of Tomorrow, and Tomorrow (as warrantor of Fortune Dynamic) entered into the Option Agreement with Rich Global, pursuant to which Fortune Dynamic agreed to grant the Option to Rich Global to

purchase 50.0% of the entire issued shares of Probest at the time of exercise of the Option within a period of 15 months from the date of the Option Agreement at a consideration of HK$15,666,000, or approximately HK$0.0197 per Share based on the shareholding of Probest in Swank of 1,593,599,230 Shares immediately upon completion of the Sale and Purchase Agreement and the Placing (assuming all Placing Shares being sold). The grant of the Option under the Option Agreement is conditional upon the completion of the Sale and Purchase Agreement. Completion of the Sale and Purchase Agreement is conditional on, among other matters, execution of the Option Agreement.

On 16th December 2003, Probest also entered into the conditional Placing Agreement with Kingsway Financial Services Group Limited, a wholly owned subsidiary of SW Kingsway, as the Placing Agent pursuant to which the Placing Agent agreed to place on a best effort basis 412,794,000 existing Placing Shares, representing approximately 13.2% of the entire issued share capital of Swank, to not fewer than six independent investors. Completion of the Placing took place on 30th December, 2003.

The entering into of the Sale and Purchase Agreement and the Option Agreement constitutes a discloseable transaction of Tomorrow under the Listing Rules. The purpose of this circular is to provide you with, among other matters, details of the Sale and Purchase Agreement and the Option Agreement.

THE SALE AND PURCHASE AGREEMENT

Date

16th December, 2003

Parties

The Purchasers	:	Kingsway Lion and Rich Global, both wholly-owned subsidiaries of SW Kingsway
The Vendor	:	Probest

All of Kingsway Lion, Rich Global and SW Kingsway, together with their respective ultimate beneficial owners, are independent of and not connected with the directors, chief executive and the existing substantial shareholders of Tomorrow and Swank and their respective subsidiaries or any of their respective associates.

Terms of the Sale and Purchase Agreement

The Purchasers agreed to purchase and the Vendor agreed to sell an aggregate of 593,724,000 Shares, representing approximately 19.0% of the entire issued share capital of Swank as at the date of the Sale and Purchase Agreement, at a consideration of HK$15,971,175.60, or HK$0.0269 per Share. Out of the 593,724,000 Shares, 312,486,000

Shares, representing approximately 10.0% of the entire issued share capital of Swank, was to be purchased by Rich Global and 281,238,000 Shares, representing approximately 9.0% of the entire issued share capital of Swank, was to be purchased by Kingsway Lion. The consideration was determined at arm's length basis between the parties and represents (i) a discount of approximately 51.9% to the closing price of HK$0.056 per Share as quoted on the Stock Exchange on 4th November, 2003, being the last trading day immediately prior to the suspension of trading; (ii) a discount of approximately 56.7% to the average closing price of approximately HK$0.0622 per Share as quoted on the Stock Exchange for the last 10 trading days up to and including 4th November, 2003. The consideration represents a discount of approximately 46.2% to the closing price of HK$0.05 per Share as quoted on the Stock Exchange on the Latest Practicable Date.

There was no lock-up period of the abovementioned 593,724,000 Shares under the Sale and Purchase Agreement.

Having considered the recent market price of the Shares, the subscription price of HK$0.013 of the Shares by Probest pursuant to the Open Offer, the relatively low liquidity of the Shares over the last six months, the unaudited pro forma adjusted net liability of the Swank Group of approximately HK$39,500,000 or approximately HK$0.0126 per Share as disclosed in the circular of Swank dated 30th September, 2003 in relation to the Open Offer and the fact that trading of the Shares had been suspended for more than one month, the Directors are of the view that, despite the over 51% discount to the closing price of the Shares immediately prior to the suspension of trading, the consideration of the Sale and Purchase Agreement is fair and reasonable so far as the shareholders of Tomorrow and the Tomorrow Group (including the Swank Group) as a whole are concerned.

The Sale and Purchase Agreement is conditional upon (i) the completion of the Placing which took place on 30th December, 2003 and (ii) the execution of the Option Agreement. Completion of the sale and purchase of the 281,238,000 Shares with Kingsway Lion took place on 31st December, 2003, and completion of the sale and purchase of the 312,486,000 Shares with Rich Global took place on 2nd January, 2004.

THE OPTION AGREEMENT

Date

16th December, 2003

Parties

The Grantor	:	Fortune Dynamic
The Grantee	:	Rich Global
Warrantor of Grantor	:	Tomorrow

Terms of the Option Agreement

Fortune Dynamic agrees to grant to Rich Global the Option to purchase 50.0% of the entire issued shares of Probest at the time of exercise of the Option at a consideration of HK$15,666,000. Such consideration is determined after arm's length negotiation between the parties with reference to Probest's interest in the Swank Group which recorded an unaudited pro forma adjusted net liability of approximately HK$39,500,000 or approximately HK$0.0126 per Share as disclosed in the circular of Swank dated 30th September, 2003 in relation to the Open Offer and the fact that Probest is a private company. The Option may be exercised by Rich Global within a period of 15 months from the date of the Option Agreement. If the Option is not exercised within the said 15-month period, the Option shall lapse and the Option Agreement shall be of no further force and effect. The benefit of the Option is exerciseable by Rich Global only and may not be transferred by Rich Global without any prior written consent of Fortune Dynamic and Tomorrow provided that if such transfer is to be made by Rich Global to another wholly-owned subsidiary of SW Kingsway such consent shall not be unreasonably withheld or delayed.

Under the Option Agreement, Fortune Dynamic and Tomorrow have jointly and severally undertaken to Rich Global that, inter alia, (i) upon completion of the sale and purchase of the Option Share, the same number of persons as the then current number of directors comprising the board of directors of Probest as Rich Global may nominate shall be appointed as directors of Probest; (ii) Fortune Dynamic shall procure that on or before the completion of the sale and purchase of the Option Share, the Promissory Note shall be duly novated or assigned or transferred to a subsidiary of Swank; and (iii) from the date of the Option Agreement and until the Option is exercised or lapses, Fortune Dynamic shall not reduce its shareholding percentage in Probest and shall procure Probest not to transfer, dispose, pledge or charge the Shares currently held by it (other than the transactions contemplated under the Sale and Purchase Agreement and the Placing Agreement).

The grant of the Option is conditional on the completion of the Sale and Purchase Agreement and the completion of the Placing. The grant of the Option subsequently became unconditional on 2nd January, 2004.

Upon completion of the sale and purchase of the Option Share pursuant to the exercise of the Option, Fortune Dynamic, Probest, Rich Global, Tomorrow (as guarantor of Probest for its performance of obligations under such shareholders' agreement as mentioned hereinbelow in this paragraph) and SW Kingsway (as guarantor of Rich Global for its performance of obligations under such shareholders' agreement as mentioned hereinbelow in this paragraph) will enter into a shareholders' agreement pursuant to which Fortune Dynamic shall have the right to nominate up to three directors of Probest and Rich Global shall have the right to nominate up to three directors of Probest. Such arrangement was made having considered their proportionate shareholding in Probest upon the sale and purchase of the Option Share. Furthermore, Probest shall use its best endeavour to procure (i) the maximum number of

directors in Swank shall be six, all of whom shall be nominated by Probest; and (ii) out of the six directors nominated by Probest, one director nominated by Rich Global shall be appointed as the chairman of the board of directors of Swank.

The board of directors of Probest currently consists of five directors, all of which are nominated by Fortune Dynamic. Under the abovementioned arrangements and agreements, upon completion of the sale and purchase of the Option Share, it is expected that the board of directors of Probest will consist of six directors, out of which three of them will be nominated by Fortune Dynamic and three of them will be nominated by Rich Global, and Probest will be controlled equally by Fortune Dynamic and Rich Global.

Currently the board of directors of Swank consists of six executive directors, out of which five are nominated by Probest, and two independent non-executive directors. Upon completion of the sale and purchase of the Option Share, the board of directors of Swank will remain to be controlled by Probest, and Probest is expected to nominate all of its then directors into the board of directors of Swank. As there would be an expected change in the board of directors of Probest following the completion of the sale and purchase of the Option Share, the board of directors of Swank is therefore expected to be changed as a result. Further announcement will be made in accordance with the Listing Rules as and when necessary.

Assuming (i) the completion of the sale and purchase of the Option Share pursuant to the exercise of the Option; and (ii) that there is no disposal of the Shares by Rich Global or Kingsway Lion in the meantime, SW Kingsway, through Rich Global and Kingsway Lion, will hold 19.0% in Swank and through Rich Global will hold 50.0% in Probest. Prior to all these transactions, SW Kingsway does not have any interest in either of Swank or Probest. Effective interest of Tomorrow, through Fortune Dynamic, in Probest will be decreased from 100.0% to 50.0%.

In order to avoid any potential competing business issues, Rich Global and SW Kingsway will, upon completion of the sale and purchase of the Option Share, undertake to Fortune Dynamic and Tomorrow that, for so long as Fortune Dynamic and any subsidiary of Tomorrow holds shares in Probest and Probest holds shares in Swank, SW Kingsway itself shall not, and SW Kingsway shall procure its subsidiaries other than Probest shall not, be engaged in the design, manufacture and sale of optical products.

Save and except the above arrangements, Fortune Dynamic, Tomorrow, Rich Global and SW Kingsway all have no present intention to change the management, operation, business or the employment of staff of the Swank Group.

SHAREHOLDING STRUCTURE

The following table sets out the changes in shareholding structure of Swank after completion of the Placing Agreement and the Sale and Purchase Agreement:

	Immediately prior to the completion of the Sale and Purchase Agreement and the Placing Shares	%	On completion of the Sale and Purchase Agreement and the Placing Shares	%
Probest	2,600,117,230	83.21	1,593,599,230	51.00
Mr. Cheung Wah Hing	358,400	0.01	358,400	0.01
Rich Global	–	–	312,486,000	10.00
Kingsway Lion	–	–	281,238,000	9.00
Public	524,387,104	16.78	937,181,104	29.99
TOTAL	3,124,862,734	100.00	3,124,862,734	100.00

Followings are the group structure charts illustrating the effect of the transactions contemplated under the Placing Agreement, the Sale and Purchase Agreement and the Option Agreement, respectively:

On completion of the Placing Agreement and the Sale and Purchase Agreement:


Tomorrow
100.00%
Fortune Dynamic
100.00%
SW Kingsway
100.00%
Director
Probest
Rich Global
Kingsway Lion
Public
0.01%
51.00%
10.00%
9.00%
29.99%
Swank

Assuming full exercise of the Option by Rich Global pursuant to the Option Agreement:


Tomorrow
SW Kingsway
100.00%
100.00%
Fortune Dynamic
50.00%
Rich Global
Director
Probest
50.00%
Kingsway Lion
Public
0.01%
51.00%
10.00%
9.00%
29.99%
Swank

REASONS FOR ENTERING INTO THE SALE AND PURCHASE AGREEMENT AND THE OPTION AGREEMENT

The Tomorrow Group is mainly engaged in the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards, the trading and distribution of electronic parts and components, the trading of listed equity investment, and the provision of loan financing.

The Directors consider that the entering into of the Sale and Purchase Agreement and the Option Agreement will provide an opportunity for the Tomorrow Group to realise part of its investment in the Swank Group. At the same time, the Directors consider the introduction of SW Kingsway as a new substantial shareholder will be beneficial to the Swank Group as a whole. As disclosed in the circular of Swank dated 30th September, 2003 in relation to, inter alia, the Open Offer, the Swank Group has been under a tight cashflow position and recorded a net liability. The Swank Group may require additional capital in order to expand. At this juncture, SW Kingsway, being an experienced expert in the financial field, may facilitate the Swank Group to obtain outside financings and/or invite strategic investors in the future, which the Directors consider will provide additional financial flexibility to the Swank Group. At the same time, Swank will examine and explore possible cooperative opportunities with other existing investments of SW Kingsway and its subsidiaries with a view to generate synergy so as to create value to the shareholders of Swank.

Under the Option Agreement, Fortune Dynamic shall procure that on or before the completion of the sale and purchase of the Option Share, all of the obligations including but not limited to the financial obligations under the Promissory Note shall be duly novated or transferred to a subsidiary of Swank. Such arrangement was initiated by Rich Global and

accepted by Fortune Dynamic, which was agreed after arm's length negotiations between the parties as Rich Global considers it to be beneficial to the overall financial position of the Swank Group and at the same time, the novation/transfer can provide additional flexibility for the Swank Group in obtaining possible future financing. As stated in the circular of Swank dated 30th September, 2003, the directors of Swank expect that the financial obligations of Swank pursuant to the Promissory Note shall be settled by the internal resources of Profitown generated from the operating activities of its subsidiaries and associated companies and distributed to Swank by way of repayment of the Profitown Loan or advances by Profitown to Swank. Upon the novation/transfer of the Promissory Note from Swank to a subsidiary of Swank, the directors of Swank expect that the Promissory Note shall continue to be settled by the internal resources of Profitown generated from the operating activities of its subsidiaries and associates and distributed to Swank. Pursuant to an undertaking by Profitown to Swank dated 3rd September, 2003, any surplus cash generated from the businesses carried out by Profitown's subsidiaries and associated companies, shall, after appropriating a sum for operating expenses, be applied to repay the Profitown Loan or to make advances to Swank on the same terms as the Profitown Loan for the purposes of facilitating Swank to repay the amounts due under the Promissory Note. Such undertaking will remain in effect regardless of the Sale and Purchase Agreement and the Option Agreement. As such, the Directors are of the view that the interest of Tomorrow, as the ultimate creditor of the Promissory Note, will not be materially affected as a result of such novation/transfer. As such the Directors consider the abovementioned arrangement would not have material impact on the financial and/or trading position of the Tomorrow Group.

After completion of the Sale and Purchase Agreement, Tomorrow still indirectly owns 51.0% of the then issued share capital in Swank through Probest. Upon exercise of the Option by Rich Global pursuant to the Option Agreement, indirect shareholding of Tomorrow in Probest will be reduced to 50.0% and Swank will then cease to be a subsidiary of Tomorrow. Save as disclosed herein, Tomorrow has no present intention to dispose of its remaining interests in Swank. The Board intends that the sale proceeds will be used for working capital of Tomorrow. Probest is expected to record a gain of approximately HK$6,200,000 on disposal of the 19% interest in Swank pursuant to the Sale and Purchase Agreement, representing the total net proceeds of approximately HK$15,700,000 from the disposal of the 19% interest on Swank minus the book value of such 19% interest in Swank of approximately HK$9,500,000 as at 30th November, 2003.

INFORMATION ON SWANK

The Swank Group is primarily engaged in the design, manufacture and marketing of frames, sunglasses and lenses. Its production facilities are located in Dongguan and Shenzhen of the PRC. Products of the Swank Group are mainly exported to the United States, Europe and Australia.

According to the consolidated audited accounts of Swank as at 31st December, 2002, its financial information is summarised as below:

	For the year ended	
	31st December, 2002	**31st December, 2001**
Profit/(loss) before tax	10,763,000	(58,815,000)
Profit/(loss) after tax	10,141,000	(58,889,000)
(Net liability)	(89,942,000)	(398,607,000)

INFORMATION ON RICH GLOBAL, KINGSWAY LION AND SW KINGSWAY

SW Kingsway is an investment holding company incorporated in Bermuda and the shares of which are listed on the main board of the Stock Exchange. The subsidiaries of SW Kingsway are principally engaged in securities investment and in the provision of securities and futures brokerage, asset and fund management, financial advisory services, money lending and other securities related financial services.

Rich Global is an investment holding company incorporated in the British Virgin Islands and is wholly owned by SW Kingsway. Since its incorporation in November 2003 and up to the Latest Practicable Date, Rich Global has not conducted any business other than holding the Shares pursuant to the Sale and Purchase Agreement and the Option Agreement.

Kingsway Lion, a company incorporated in the British Virgin Islands in September 1999, is principally engaged in securities investment and is wholly owned by SW Kingsway.

POSSIBLE MANDATORY GENERAL OFFER

If upon the exercise of the Option, Rich Global and parties acting in concert with it acquire the Shares such that their aggregate holding of voting rights in Swank increases to 30% or more, Rich Global and the parties acting in concert with it (including Probest) will be required under Rule 26 of the Code on Takeovers and Mergers to make a mandatory general offer to acquire all the Shares other than those already owned/agreed to be acquired by Rich Global and the parties acting in concert with it.

GENERAL

The entering into of the Sale and Purchase Agreement and the Option Agreement constitutes a discloseable transaction of Tomorrow under the Listing Rules.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
By order of the board of
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to Tomorrow. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Interests of Directors

As at the Latest Practicable Date, the interests of the Directors and Tomorrow's chief executive in any underlying shares or debentures of, or has a short position in the relevant share capital of, Tomorrow or any of its associated corporation (within the meaning of Part XV of the SFO) which (a) were notified to Tomorrow and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provision of the SFO); or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were notified to Tomorrow and the Stock Exchange pursuant to the Model Code for Securities Share Transactions by Directors of Listed Companies contained in the Listing Rules, were as follows:

Directors	*Note*	Nature of interest	Number of shares	Approximate percentage
Mr. Yau Tak Wah, Paul	*1*	Corporate	14,847,400	5.2%
Mr. Tam Ping Wah	*2*	Corporate	8,000	0.003%

Notes:

1. These Shares were held through Pacific Shore Profits Limited, a company beneficially wholly owned by Mr. Yau Tak Wah, Paul.

2. These Shares were held through Strong Trend International Limited, a company beneficially wholly owned by Mr. Tam Ping Wah.

Save as disclosed above, as at the Latest Practicable Date, to the knowledge of Tomorrow, none of the Directors and chief executive of Tomorrow or their respective associates had any personal, family, corporate or other interest or short position in the shares, underlying shares or debentures of Tomorrow or any of its associated corporations (within the meaning of Part XV of the SFO) which (a) were notified to Tomorrow and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the

SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) were notified to Tomorrow and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listing Companies contained in the Listing Rules.

(ii) Interests of Substantial Shareholders

As at the Latest Practicable Date, according to the register of interests in shares and short positions kept by Tomorrow pursuant to section 336 of the SFO and so far as is known to, or can be ascertained after reasonable enquiries by the Directors, the following company and/or person was directly or indirectly interested in 5% or more of the issued share capital of Tomorrow:

	Note	Number of ordinary Shares	Approximate Percentage
Winspark	*1*	165,835,963	58.0%
Mr. Yau Tak Wah, Paul	*2*	14,847,400	5.2%

Notes:

1. Winspark Venture Limited is wholly beneficially owned by Mr. Chan Yuen Ming.
2. These Shares were held through Pacific Shore Profits Limited, a company beneficially wholly owned by Mr. Yau Tak Wah, Paul.

Save as disclosed herein, the Directors are not aware of any company and/or person who was directly or indirectly interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of Tomorrow or in any options in respect of such capital as at the Latest Practicable Date.

3. LITIGATION

(a) Hanmy (Holding) Limited and its related companies (collectively "Hanmy")

The Swank Group commenced legal proceedings against Hanmy in February 1999 to recover the amounts owed by Hanmy to the Swank Group of approximately HK$96 million, in relation to certains loans and other advances by the Swank Group to Hanmy, which included issuance of writ and petitions for winding-up. The Swank Group has not yet obtained a judgement due to Hanmy's defence. Legal proceedings are still in progress and the Swank Group is currently seeking legal opinion regarding the merits of continuing the case. The board of directors of Swank is currently of the view that it may not be cost effective to proceed further with the claim.

(b) **Litigation against Mr. Lam Yin Sang and Ms. Chan Hoi Wo**

The Swank Group instigated legal proceedings in October 1999 against Mr. Lam Yin Sang and Ms. Chan Hoi Wo for the losses of HK$385,800,000 sustained as a result of various alleged breaches of fiduciary and other duties while acting formerly as directors of the Swank Group. Legal proceedings are still in progress and the Swank Group is currently seeking legal opinion regarding the merits of continuing the case. The board of directors of Swank is currently of the view that it may not be cost effective to proceed further with the claim.

Save as disclosed above, neither Tomorrow nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against Tomorrow or any of its subsidiaries.

4. SERVICE CONTRACT

There is no service contract between any proposed Directors and members of the Tomorrow Group which does not expire or is not determinable by the employer within one year without payment of compensation other than statutory compensation.

5. MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Tomorrow Group since 31st December, 2002, the date to which the latest published audited financial statements of Tomorrow were made up.

6. GENERAL

(a) The registered office of Tomorrow is at Clarendon House, Church Street, Hamilton HM11, Bermuda. The head office and principal place of business of Tomorrow is at 27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong.

(b) The secretary of Tomorrow is Mr. Ma Wing Kuen, Ricky, FCCA, AHKSA.

(c) The English text of this circular shall prevail over the Chinese text.

此乃要件　請即處理

閣下對本通函任何方面或應採取之行動如有任何疑問，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或已轉讓名下所有明日國際集團有限公司股份，應立即將本通函送交買主或承讓人，或送交經手買賣或轉讓之銀行、持牌證券商或其他代理商，以便轉交予買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

Tomorrow International Holdings Limited
明日國際集團有限公司
(於百慕達註冊成立之有限公司)

須予披露交易

二零零四年一月十九日

目　錄

頁次

於本通函內，除非文義另有所指，否則下列詞彙具有以下涵義：

「聯繫人士」	指	具有上市規則所賦予的涵義
「董事會」	指	董事會
「董事」	指	明日國際的董事
「Fortune Dynamic」	指	Fortune Dynamic Group Corp.，為明日國際之全資附屬公司，持有Probest全部已發行股本
「香港」	指	中華人民共和國香港特別行政區
「Kingsway Lion」	指	Kingsway Lion Spur Technology Limited，為滙富之全資附屬公司
「最後實際可行日期」	指	二零零四年一月十五日，即本通函付印前確定其中所載若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「貸款償還協議」	指	恒光行與Probest於二零零三年九月三日就恒光行償還其結欠Probest之無抵押貸款本金額250,000,000港元而訂立之有條件協議
「公開發售」	指	建議以公開發售方式按所持每股股份發行13股發售股份之基準作出之新股份發行，詳情載於明日國際與恒光行於二零零三年九月九日刊發之聯合公佈內

「期權」	指	Fortune Dynamic根據期權協議授予Rich Global可購買期權股份之期權
「期權協議」	指	Fortune Dynamic、Rich Global及明日國際於二零零三年十二月十六日就Fortune Dynamic授予Rich Global期權而訂立之協議
「期權股份」	指	於行使期權時Probest之全部已發行股份之50%，將由Rich Global於行使期權時購買
「配售」	指	於日期為二零零三年十二月二十九日明日國際及恒光行之聯合公佈所載，配售代理根據配售協議盡力配售配售股份
「配售代理」	指	滙富金融服務有限公司，為滙富之全資附屬公司
「配售協議」	指	由Probest與配售代理於二零零三年十二月十六日就配售而訂立之配售協議
「配售股份」	指	Probest於先前持有並由配售代理根據配售協議配售予承配人之412,794,000股現有股份
「Probest」	指	Probest Holdings Inc.，一間於英屬處女群島註冊成立之公司，擁有恒光行現有已發行股份約51.0%，並為明日國際之全資附屬公司，亦為公開發售之包銷商
「Profitown」	指	Profitown Investment Corporation，一間於英屬處女群島成立之有限公司，分別由恒光行及Probest擁有70%及30%權益
「Profitown貸款」	指	於最後實際可行日期Profitown欠恒光行之全數股東貸款

「承兌票據」	指	由恒光行根據貸款償還協議發行之合共163,000,000港元之無抵押承兌票據，詳情於日期為二零零三年九月三十日之恒光行通函內披露
「Rich Global」	指	Rich Global Investments Limited，為滙富之全資附屬公司
「買賣協議」	指	由Probest、Rich Global及Kingsway Lion於二零零三年十二月十六日就Probest向Rich Global及Kingsway Lion出售593,724,000股股份而訂立之買賣協議
「股份」	指	恒光行已發行股本中每股面值0.01港元之股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「滙富」	指	滙富金融控股有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所上市
「恒光行」	指	恒光行實業有限公司，一間於香港註冊成立之有限公司，其股份於聯交所上市，並由Probest、Rich Global及Kingsway Lion分別擁有約51.0%、10.0%及9.0%權益
「恒光行集團」	指	恒光行及其附屬公司
「明日國際」	指	明日國際集團有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所上市
「明日國際集團」	指	明日國際及其附屬公司(恒光行集團除外)
「港元」	指	香港法定貨幣港元
「%」	指	百分比

Tomorrow International Holdings Limited
明日國際集團有限公司
(於百慕達註冊成立之有限公司)

執行董事：
邱德華*(主席)*
譚炳華
雷美寶
王香玲
譚榮健

獨立非執行董事：
吳偉雄
張仲良

註冊辦事處：
Clarendon House
Church Street
Hamilton HM11
Bermuda

總辦事處及主要營業地點：
香港
皇后大道中5號
衡怡大廈
27樓

敬啟者：

須予披露交易

緒言

在二零零三年十二月二十九日，明日國際及恒光行聯合公佈，於二零零三年十二月十六日，Probest與滙富之全資附屬公司Rich Global及Kingsway Lion訂立買賣協議，據此，Probest同意出售而Rich Global及Kingsway Lion同意購入合共593,724,000股股份(相當於恒光行全部已發行股本約19.0%)，作價合共15,971,175.60港元(即每股股份0.0269港元)。於593,724,000股股份當中，312,486,000股股份(相當於恒光行全部現有已發行股本約10.0%)由Rich Global購入，而281,238,000股股份(相當於恒光行全部現有已發行股本約9.0%)則由Kingsway Lion購入。

於二零零三年十二月十六日，明日國際之全資附屬公司Fortune Dynamic及明日國際(作為Fortune Dynamic之擔保人)與Rich Global訂立期權協議，據此，

Fortune Dynamic同意向Rich Global授予期權，以於期權協議日期起計十五個月內行使期權時購買Probest全部已發行股份之50.0%，作價15,666,000港元，即每股股份約0.0197港元（按緊隨買賣協議以及配售完成（假設配售股份悉數售出）後Probest持有恒光行1,593,599,230股股份計算）。根據期權協議授出期權須待買賣協議完成後方可作實。買賣協議則須待（其中包括）簽立期權協議後方告完成。

於二零零三年十二月十六日，Probest亦與滙富之全資附屬公司滙富金融服務有限公司（作為配售代理）訂立有條件配售協議，據此，配售代理同意盡力將412,794,000股現有配售股份（相當於恒光行全部已發行股本約13.2%）配售予不少於六名獨立投資者，配售已於二零零三年十二月三十日完成。

根據上市規則，訂立買賣協議及期權協議構成明日國際之須予披露交易。本通函指在向　閣下提供有關（其中包括）買賣協議及期權協議之詳情。

買賣協議

日期

二零零三年十二月十六日

訂約方

買方　：　滙富之全資附屬公司Kingsway Lion及Rich Global

賣方　：　Probest

Kingsway Lion、Rich Global及滙富，連同彼等各自之最終實益擁有人，均為與明日國際及恒光行及彼等各自之附屬公司之董事、主要行政人員及現有主要股東或任何彼等各自之聯繫人士概無關連之獨立人士。

買賣協議之條款

買方同意購入而賣方同意出售合共593,724,000股股份（相當於恒光行於買賣協議日期全部已發行股本約19.0%），作價15,971,175.60港元（即每股股份0.0269港元）。於593,724,000股股份當中，312,486,000股股份（相當於恒光行全部已發行股本約10.0%）由Rich Global購入，而281,238,000股股份（相當於恒光行全部已發行股本約9.0%）則由Kingsway Lion購入。代價乃由各訂約方公平磋商後釐定，

並較(i)股份於二零零三年十一月四日(即緊接暫停買賣前最後交易日)在聯交所所報收市價每股0.056港元折讓約51.9%；(ii)股份於截至二零零三年十一月四日止(包括該日)最後十個交易日在聯交所所報平均收市價每股約0.0622港元折讓約56.7%。代價較股份於最後實際可行日期在聯交所所報收市價每股0.05港元折讓約46.2%。

根據買賣協議，上述593,724,000股股份並無禁售期。

經考慮股份近期之市價、於公開發售下Probest之股份認購價0.013港元、股份於過去六個月之成交量偏低，恒光行於二零零三年九月三十日刊發有關公開發售之通函所披露恒光行集團之未經審核備考經調整負債淨額約39,500,000港元(即每股股份約0.0126港元)，以及股份已暫停買賣超過一個月等因素，董事認為，儘管買賣協議之代價較股份於緊接暫停買賣前之收市價折讓逾51%，惟此代價對明日國際之股東及明日國際集團(包括恒光行集團)整體而言屬公平合理。

買賣協議須待下列各項達成後方可作實：(i)配售完成(已於二零零三年十二月三十日完成)及(ii)簽立期權協議。Kingsway Lion之281,238,000股股份買賣已於二零零三年十二月三十一日完成，而Rich Global之312,486,000股股份買賣已於二零零四年一月二日完成。

期權協議

日期

二零零三年十二月十六日

訂約各方

授予人	:	Fortune Dynamic
承授人	:	Rich Global
授予人之擔保人	:	明日國際

期權協議之條款

Fortune Dynamic同意向Rich Global授出期權，以於行使期權時按15,666,000港元之代價購入Probest全部已發行股份50.0%。有關代價乃經訂約各方按公平磋商，並參照Probest於恒光行集團（誠如恒光行於二零零三年九月三十日就有關公開發售之通函內所披露，恒光行集團錄得未經審核備考經調整負債淨額約39,500,000港元或每股股份約0.0126港元）之權益及Probest乃一間私人公司之因素後釐定。Rich Global可於訂立期權協議當日起計15個月期間內行使期權。倘於上述15個月期間並無行使期權，則期權將告失效，而期權協議將告無效。期權利益僅可由Rich Global行使，而Rich Global不可在未經Fortune Dynamic及明日國際事先書面同意下轉讓期權利益，惟倘Rich Global轉讓期權利益予另一間滙富之全資附屬公司，則不得無故拒絕或拖延作出有關同意。

根據期權協議，Fortune Dynamic及明日國際已共同及個別向Rich Global作出承諾，承諾（其中包括）(i)完成買賣期權股份後，獲委任組成Probest董事會之Probest董事之數目須與Rich Global可提名為當時現任董事之數目相同；(ii) Fortune Dynamic須促使承兑票據於完成買賣期權股份或之前適當地進行債務變更或出讓或轉讓予恒光行之附屬公司；及(iii)由訂立期權協議當日起計直至期權獲行使或失效止，Fortune Dynamic不得減持其於Probest之股權百分比，並須促使Probest不會轉讓、出讓、質押或抵押其目前所持有之股份（不包括買賣協議及配售協議項下擬進行之交易）。

期權須待完成買賣協議及完成配售後，方可授出。期權其後於二零零四年一月二日成為無條件。

完成因行使期權而買賣期權股份後，Fortune Dynamic、Probest、Rich Global及明日國際（誠如本段中下文所述，其就履行根據有關股東協議之責任作為Probest之保證人）與滙富（誠如本段中下文所述，其就履行根據有關股東協議之責任作為Rich Global之保證人）將訂立股東協議，據此，Fortune Dynamic將有權提名最多達三名之Probest董事，而Rich Global亦有權提名最多達三名之Probest董事。有關安排乃經考慮於買賣期權股份後彼等於Probest之權益比例後釐定。此

外，Probest須盡力促使(i)恒光行最高之董事數目為六名（彼等須全由Probest提名）；及(ii)Probest所提名之六名董事中，一名由Rich Global提名之董事將獲委任為恒光行董事會主席。

Probest之董事會目前由五名董事組成，彼等全由Fortune Dynamic提名。根據上述安排及協議，於完成買賣期權股份後，預期Probest之董事會將由六名董事組成，其中三名董事將由Fortune Dynamic提名，而另外三名董事由Rich Global提名，則Probest將會由Fortune Dynamic及Rich Global各自控制一半權益。

目前恒光行之董事會由六名執行董事（其中五名董事由Probest提名）及兩名獨立非執行董事組成。於完成買賣期權股份後，恒光行董事會將繼續由Probest所控制，而預期Probest將提名所有其當時之董事晉身恒光行董事會。由於預期於完成買賣期權股份後Probest董事會將有變動，因此恒光行董事會預期亦因而有所變動。倘有需要，將根據上市規則另行作出公佈。

假設(i)因行使期權而買賣期權股份完成；及(ii)Rich Global或Kingsway Lion同時亦無出售股份，則滙富將透過Rich Global及Kingsway Lion持有恒光行19.0%之權益，並將透過Rich Global持有Probest 50.0%權益。進行該等交易前，滙富於恒光行或Probest概無擁有任何權益。明日國際透過Fortune Dynamic於Probest之有效權益將由100.0%減至50.0%。

為免產生任何潛在業務競爭之問題，Rich Global及滙富將於完成買賣期權股份後向Fortune Dynamic及明日國際作出承諾，只要Fortune Dynamic及明日國際任何附屬公司於Probest持有股份及Probest於恒光行持有股份，則滙富本身不得並滙富須促使其附屬公司(Probest除外)不得從事設計及產銷任何視光產品。

除上述安排外，Fortune Dynamic、明日國際、Rich Global及滙富現時均無意就恒光行集團之管理、營運、業務或員工之聘任作出任何變動。

股權架構

下表載列配售協議及買賣協議完成後恒光行股權架構之變動：

	緊接買賣協議及配售完成前		買賣協議及配售完成後	
	股份	%	股份	%
Probest	2,600,117,230	83.21	1,593,599,230	51.00
張華慶先生	358,400	0.01	358,400	0.01
Rich Global	–	–	312,486,000	10.00
Kingsway Lion	–	–	281,238,000	9.00
公眾人士	524,387,104	16.78	937,181,104	29.99
總計	3,124,862,734	100.00	3,124,862,734	100.00

以下集團架構表分別説明配售協議、買賣協議及期權協議項下擬進行之交易之影響：

配售協議及買賣協議完成後：


明日國際
100.00%
Fortune Dynamic
100.00%
滙富
100.00%
董事
Probest
Rich Global
Kingsway Lion
公眾人士
0.01%
51.00%
10.00%
9.00%
29.99%
恒光行

假設Rich Global根據期權協議行使全部期權：


明日國際
滙富
100.00%
100.00%
Fortune Dynamic
Rich Global
50.00%
董事
Probest
50.00%
Kingsway Lion
公眾人士
0.01%
51.00%
10.00%
9.00%
29.99%
恒光行

訂立買賣協議及期權協議之理由

明日國際集團主要從事設計、開發及產銷電子產品、產銷印刷電路板、買賣及分銷電子部件及零件、買賣上市股本投資，以及提供貸款融資。

董事認為，訂立買賣協議及期權協議將為明日國際集團提供機會，將其於恒光行集團之部份投資變現。與此同時，董事認為，引入滙富為新主要股東將對恒光行集團整體有利。誠如恒光行於二零零三年九月三十日就有關(其中包括)公開發售之通函所披露，恒光行集團之現金流量狀況一直緊絀，且錄得負債淨額。恒光行集團可能需要額外資本以作擴充。在此情況下，於金融界經驗豐富之滙富可促進恒光行集團於日後取得外來融資及／或邀約策略投資者。董事認為此舉將使恒光行集團之財政更具靈活性。同時，恒光行將研究及發掘與滙富及其附屬公司其他現有投資合作之可能性，藉以產生協同效益，增加恒光行股東之回報。

根據期權協議，Fortune Dynamic須促使於完成買賣期權股份或之前，所有承擔(包括但不限於承兑票據項下之財務承擔)適當地進行債務變更或轉讓予恒光行之附屬公司。由於Rich Global認為有關安排對恒光行集團整體財政狀況

有利，同時債務變更／轉讓可令恒光行集團在日後取得融資方面提供額外之靈活性，因此Rich Global提出有關安排，並由Fortune Dynamic接納。有關安排已經訂約各方按公平磋商基準釐定。誠如恒光行於二零零三年九月三十日所刊發之通函所述，恒光行董事預期根據承兑票據恒光行之財務承擔將由Profitown之附屬公司及聯營公司之經營業務所產生之內部資源支付，並透過償還Profitown貸款或由Profitown墊付予恒光行之方式分派予恒光行。恒光行就承兑票據進行債務變更／將其轉讓予恒光行之附屬公司後，恒光行董事預期，承兑票據將繼續由Profitown之附屬公司及聯營公司之經營業務產生之內部資源所支付，並分派予恒光行。根據Profitown於二零零三年九月三日向恒光行作出之承諾，任何由Profitown之附屬公司及聯營公司所經營之業務所產生之現金盈餘於扣除一部份作為經營開支後，將用作償還Profitown貸款或按與Profitown貸款相同之條款墊付予恒光行，以促進恒光行償還根據承兑票據之所欠款項。不論買賣協議及期權協議情況如何，有關承諾將仍然生效。因此，董事認為，明日國際（作為承兑票據之最終債權人）之權益將不會因進行上述債務變更／轉讓而構成重大影響。故此，董事認為，上述安排對明日國際集團之財政及／或交易狀況將不會構成重大影響。

於買賣協議完成後，明日國際仍透過Probest間接擁有恒光行當時已發行股本之51.0%。Rich Global根據期權協議行使期權後，明日國際於Probest之間接股權將減至50.0%，而恒光行將不屬明日國際之附屬公司。除本文披露者外，明日國際目前無意出售其於恒光行其餘之權益。董事會擬將出售所得款項用作明日國際之營運資金。Probest預期，按買賣協議出售於恒光行之19%權益可帶來約6,200,000港元收益，相當於出售恒光行19%權益之全數所得款項淨額約15,700,000港元減去該19%恒光行權益於二零零三年十一月三十日約9,500,000港元之賬面值。

恒光行之資料

恒光行集團主要從事設計、製造及推廣鏡框、太陽眼鏡及鏡片。其生產設施位於中國東莞及深圳。恒光行集團之產品主要出口至美國、歐洲及澳洲。

根據恒光行於二零零二年十二月三十一日之綜合經審核賬目，其財務資料概述如下：

	截至十二月三十一日止年度	
	二零零二年	二零零一年
除税前溢利／(虧損)	10,763,000	(58,815,000)
除税後溢利／(虧損)	10,141,000	(58,889,000)
(負債淨額)	(89,942,000)	(398,607,000)

RICH GLOBAL、KINGSWAY LION及滙富之資料

滙富乃一間於百慕達註冊成立之投資控股公司，其股份於聯交所上市。滙富之附屬公司主要從事證券投資及提供證券及期貨經紀服務、資產及基金管理、財務顧問、借貸及其他與證券相關之金融服務。

Rich Global乃一間於英屬處女群島註冊成立之投資控股公司，且為滙富全資擁有。由其於二零零三年十一月註冊成立，直至最後實際可行日期止，Rich Global除根據買賣協議持有股份及期權協議外，概無經營任何業務。

Kingsway Lion乃一間於一九九九年九月於英屬處女群島註冊成立之公司，主要從事證券投資，且為滙富全資擁有。

可能提出之強制性全面收購建議

倘於行使期權後，Rich Global及與其一致行動之人士收購股份，致使彼等於恒光行合共所持有之投票權增加至30%或以上，則Rich Global及與其一致行動之人士(包括Probest)將須根據公司收購及合併守則第26條提出強制性全面收購建議，以收購Rich Global及與其一致行動之人士尚未擁有／未獲同意被其收購之全部股份。

一般事項

根據上市規則，訂立買賣協議及期權協議構成明日國際之須予披露交易。

其他資料

本通函之附錄亦載有其他資料，敬希　閣下垂注。

此　致

列位股東　台照

承董事會命
明日國際集團有限公司
主席
邱德華
謹啟

二零零四年一月十九日

1. 責任聲明

本通函已根據上市規則的規定，提供有關明日國際的資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在進行一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使本通函有任何聲明產生誤導。

2. 權益披露

(i) 董事之權益

於最後實際可行日期，各董事及明日國際主要行政人員於明日國際或其任何相聯法團(定義見證券及期貨條例第十五部)的任何相關股份或債券或相關股本中擁有(a)須根據證券及期貨條例第十五部第7及8節知會明日國際及聯交所的權益或短倉(包括根據上述證券及期貨條例條文當作或被視作擁有的權益及短倉)；或(b)根據證券及期貨條例第352條須列入該條例所指之登記冊內的權益或短倉；或(c)根據上市規則所載上市公司董事進行證券交易標準守則須知會明日國際及聯交所的權益或短倉如下：

董事	*附註*	權益性質	股份數目	概約百分比
邱德華先生	*1*	公司	14,847,400	5.2%
譚炳華先生	*2*	公司	8,000	0.003%

附註：

1. 此等股份透過邱德華先生實益全資擁有之Pacific Shore Profits Limited持有。

2. 此等股份透過譚炳華先生實益全資擁有之Strong Trend International Limited持有。

除上文所披露者外，於最後實際可行日期，根據明日國際所知，各董事及明日國際之主要行政人員或彼等各自之聯繫人在明日國際或其任何相聯法團(定義見證券及期貨條例第十五部)的股份、相關股份或債券中，並無擁有(a)根據證券及期貨條例第十五部第7及8節的個人、家族、公司或其他權益或短倉(包括根據上述證券及期貨條例條文當作或

被視作擁有的權益及短倉）；或(b)根據證券及期貨條例第352條須列入該條例所指的登記冊內的個人、家族、公司或其他權益或短倉；或(c)根據上市規則所載上市公司董事進行證券交易標準守則須知會明日國際及聯交所的個人、家族、公司或其他權益或短倉。

(ii) 主要股東之權益

於最後實際可行日期，依據明日國際根據證券及期貨條例第336條規定存置之股份及短倉權益登記冊所載，據董事所知或董事經合理查詢後確認，下列公司及／或人士直接或間接持有明日國際已發行股本5%或以上權益：

	附註	普通股數目	概約百分比
Winspark	*1*	165,835,963	58.0%
邱德華先生	*2*	14,847,400	5.2%

附註：

1. Winspark Venture Limited由陳遠明先生全資實益擁有。

2. 此等股份透過邱德華先生實益全資擁有之Pacific Shore Profits Limited持有。

除本文所披露者外，董事並不知悉有任何公司及／或人士於最後實際可行日期當日，直接或間接擁有在任何情況下均可在明日國際股東大會投票的任何一類股本5%或以上面值或該等股本的任何購股權權益。

3. 訴訟

(a) 恒美集團有限公司及其有關連公司(合稱「恒美」)

恒光行集團於一九九九年二月開始就由恒光行集團提供予恒美之若干貸款及其他墊款向恒美追討其欠負恒光行集團之款項約96,000,000港元之法律訴訟，當中包括要求發出清盤令及清盤呈請。由於恒美提出抗辯，恒光行集團現時尚未取得有關裁決。法律訴訟目前仍在進行中，而恒光行集團現正就繼續進行該項訴訟之利弊尋求法律意見。恒光行董事會現時認為繼續進行該項申索並不符合經濟效益。

(b) 對林賢生先生及陳靄和女士提出之訴訟

於一九九九年十月，恒光行集團對恒光行集團前任董事林賢生先生及陳靄和女士提出法律訴訟，就彼等涉嫌於在任期間多次違反誠信責任及其他職責，因而造成385,800,000港元之虧損提出索償。法律訴訟目前仍在進行中，而恒光行集團現正就繼續進行該項訴訟之利弊尋求法律意見。恒光行董事會現時認為繼續進行該項申索並不符合經濟效益。

除上述所披露者外，明日國際或其任何附屬公司並無進行任何重大訴訟或仲裁，而且據董事所知，明日國際或其任何附屬公司亦沒有待決或面臨任何重大訴訟或申索。

4. 服務合約

任何董事及明日國際集團任何成員公司概無訂立於一年內未屆滿或僱主不作賠償(法定賠償除外)不可終止之服務合約。

5. 重大逆轉

董事並不知悉明日國際集團的財務或業務狀況自二零零二年十二月三十一日(即明日國際編製最近期公佈的經審核財務報表之日)以來有任何重大逆轉。

6. 一般事項

(a) 明日國際的註冊辦事處位於Clarendon House, Church Street, Hamilton HM11, Bermuda。明日國際之總辦事處及主要營業地點位於香港皇后大道中5號衡怡大廈27樓。

(b) 明日國際的公司秘書是馬永權先生FCCA, AHKSA。

(c) 本通函的中英文版如有歧異，一概以英文本為準。

Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

Discloseable Transaction

Swank International Manufacturing Company Limited

(incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT
INTRODUCTION OF A SUBSTANTIAL SHAREHOLDER OF SWANK
AND
RESTORATION OF PUBLIC FLOAT OF SWANK

On 16th December, 2003, Probest entered into a sale and purchase agreement with Rich Global and Kingsway Lion, both being wholly-owned subsidiaries of SW Kingsway, pursuant to which, Probest agreed to sell and Rich Global and Kingsway Lion agreed to purchase a total of 593,724,000 Shares, representing approximately 19.0% of the entire issued share capital of Swank, at a total consideration of HK$15,971,175.60, or approximately HK$0.0269 per Share. Out of the 593,724,000 Shares, 312,486,000 Shares, representing approximately 10.0% of the entire current issued share capital of Swank, will be purchased by Rich Global, and 281,238,000 Shares, representing approximately 9.0% of the entire current issued share capital of Swank, will be purchased by Kingsway Lion.

On 16th December, 2003, Fortune Dynamic, a wholly-owned subsidiary of Tomorrow, and Tomorrow (as warrantor of Fortune Dynamic) entered into the Option Agreement with Rich Global, pursuant to which, Fortune Dynamic agreed to grant the Option to Rich Global to purchase 50.0% of the entire issued shares of Probest at the time of exercise of the Option within a period of 15 months from the date of the Option Agreement at a consideration of HK$15,666,000, or approximately HK$0.0197 per Share based on the shareholding of Probest in Swank of 1,593,599,230 Shares immediately upon completion of the Sale and Purchase Agreement and the Placing (assuming all Placing Shares being sold). The grant of the Option under the Option Agreement is conditional upon the completion of the Sale and Purchase Agreement. Completion of the Sale and Purchase Agreement is conditional on, among other matters, execution of the Option Agreement.

If upon the exercise of the Option, Rich Global and parties acting in concert with it acquire the Shares such that their aggregate holding of voting rights in Swank is increased to 30% or more, Rich Global and the parties acting in concert with it (including Probest) will be required under Rule 26 of the Code on Takeovers and Mergers to make a mandatory general offer to acquire all the Shares other than those already owned/agreed to be acquired by Rich Global and the parties acting in concert with it.

On 16th December 2003, Probest also entered into the conditional Placing Agreement with Kingsway Financial Services Group Limited, a wholly owned subsidiary of SW Kingsway, as the Placing Agent pursuant to which the Placing Agent agreed to place on a best effort basis 412,794,000 existing Placing Shares, representing approximately 13.2% of the entire issued share capital of Swank, to not fewer than six independent investors who are independent of and not connected with the directors, chief executive and substantial shareholders of Swank or Tomorrow and their respective subsidiaries and/or their respective associates, or who are not parties acting in concert with Probest or SW Kingsway. Upon completion of the Placing and the Sale and Purchase Agreement, shareholding of Probest in Swank will be decreased to 1,593,599,230 Shares, representing approximately 51.0% of the entire issued share capital of Swank. Total Shares in the public's hand will be 937,181,104 Shares, representing approximately 29.9% of the entire issued share capital of Swank. As such, the minimum public float of 25% of Swank will have been restored.

The entering into of the Sale and Purchase Agreement and the Option Agreement constitutes a discloseable transaction of Tomorrow under the Listing Rules. A circular containing, among other matters, details of the Sale and Purchase Agreement and the Option Agreement will be despatched to the shareholders of Tomorrow as soon as practicable.

At the request of Swank, trading of the Shares on the Stock Exchange has been suspended with effect from 9:30 a.m. on 5th November, 2003 due to insufficient public float of the Shares. An application has been made to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on 30th December, 2003.

Reference is made to the joint announcement of Tomorrow and Swank dated 4th November, 2003 (the "Previous Announcement").

As stated in the Previous Announcement, the Open Offer became unconditional at 4:00 p.m. on 4th November, 2003. Since the Open Offer was undersubscribed, Probest, as the underwriter of the Open Offer, was obliged to subscribe for and/or procure subscribers for the undersubscribed portion of 791,823,120 new Shares, resulting in Probest holding 2,600,117,230 Shares in total, representing approximately 83.2% of the issued share capital of Swank. Approximately 16.8% of the total issued share capital of Swank was in public hands. Since the public float of the Shares was under the minimum requirement of 25% in accordance with Rule 8.08(1) of the Listing Rules, trading in the Shares has been suspended since 5th November, 2003.

THE SALE AND PURCHASE AGREEMENT

Date

16th December, 2003

Parties

The Purchasers	:	Kingsway Lion and Rich Global, both wholly-owned subsidiaries of SW Kingsway
The Vendor	:	Probest

All of Kingsway Lion, Rich Global and SW Kingsway, together with their respective ultimate beneficial owners, are independent of and not connected with the directors, chief executive and the existing substantial shareholders of Tomorrow and Swank and their respective subsidiaries or any of their respective associates.

Terms of the Sale and Purchase Agreement

The Purchasers agree to purchase and the Vendor agrees to sell an aggregate of 593,724,000 Shares, representing approximately 19.0% of the entire issued share capital of Swank as at the date of the Sale and Purchase Agreement, at a consideration of HK$15,971,175.60, or approximately HK$0.0269 per Share. Out of the 593,724,000 Shares, 312,486,000 Shares, representing approximately 10.0% of the entire issued share capital of Swank, will be purchased by Rich Global and 281,238,000 Shares, representing approximately 9.0% of the entire issued share capital of Swank, will be purchased by Kingsway Lion. The consideration was determined at arm's length basis between the parties and represents (i) a discount of approximately 51.9% to the closing price of HK$0.056 per Share as quoted on the Stock Exchange on 4th November, 2003, being the last trading day immediately prior to the suspension of trading; and (ii) a discount of approximately 56.7% to the average closing price of approximately HK$0.0622 per Share as quoted on the Stock Exchange for the last 10 trading days up to and including 4th November, 2003.

There will not be a lock-up period of the abovementioned 593,724,000 Shares under the Sale and Purchase Agreement.

Having considered the recent market price of the Shares, the subscription price of HK$0.013 of the Shares by Probest pursuant to the Open Offer, the relatively low liquidity of the Shares over the last six months, the unaudited pro forma adjusted net liability of the Swank Group of approximately HK$39,500,000 or approximately HK$0.0126 per Share as disclosed in the circular of Swank dated 30th September, 2003 in relation to the Open Offer and the fact that trading of the Shares has been suspended for more than one month, the directors of Tomorrow are of the view that, despite the over 51% discount to the closing price of the Shares immediately prior to the suspension of trading, the consideration of the Sale and Purchase Agreement is fair and reasonable so far the shareholders of Tomorrow and the Tomorrow Group (including the Swank Group) as a whole are concerned.

The Sale and Purchase Agreement is conditional upon (i) the current suspension of trading of the Shares having been lifted by the Stock Exchange; (ii) the completion of the Placing and (iii) the execution of the Option Agreement. Completion of the Sale and Purchase Agreement is expected to fall on or before the eleventh business days after the date thereof, that is 5th January, 2004 or two business days after all the conditions are fulfilled or (as the case may be) waived, whichever is earlier, or such other date as agreed by the parties thereto.

THE OPTION AGREEMENT

Date

16th December, 2003

Parties

The Grantor	:	Fortune Dynamic
The Grantee	:	Rich Global
Warrantor of Grantor	:	Tomorrow

Terms of the Option Agreement

Fortune Dynamic agrees to grant to Rich Global the Option to purchase 50.0% of the entire issued shares of Probest at the time of exercise of the Option at a consideration of HK$15,666,000. Such consideration is determined after arm's length negotiation between the parties with reference to Probest's interest in the Swank Group which recorded an unaudited pro forma adjusted net liability of approximately HK$39,500,000 or approximately HK$0.0126 per Share as disclosed in the circular of Swank dated 30th September, 2003 in relation to the Open Offer and the fact that Probest is a private company. The Option may be exercised by Rich Global within a period of 15 months from the date of the Option Agreement. If the Option is not exercised within the said 15 month period, the Option shall lapse and the Option Agreement shall be of no further force and effect. The benefit of the Option is exerciseable by Rich Global only and may not be transferred by Rich Global without any prior written consent of Fortune Dynamic and Tomorrow provided that if such transfer is to be made by Rich Global to another wholly-owned subsidiary of SW Kingsway such consent shall not be unreasonably withheld or delayed.

Under the Option Agreement, Fortune Dynamic and Tomorrow have jointly and severally undertaken to Rich Global that, inter alia, (i) upon completion of the sale and purchase of the Option Share, the same number of persons as the then current number of directors comprising the board of directors of Probest as Rich Global may nominate shall be appointed as directors of Probest; (ii) Fortune Dynamic shall procure that on or before the completion of the sale and purchase of the Option Share, the Promissory Note shall be duly novated or assigned or transferred to a subsidiary of Swank; and (iii) from the date of the Option Agreement and until the Option is exercised or lapses, Fortune Dynamic shall not reduce its shareholding percentage in Probest and shall procure Probest not to transfer, dispose, pledge or charge the Shares currently held by it (other than the transactions contemplated under the Sale and Purchase Agreement and the Placing Agreement).

The grant of the Option is conditional on the completion of the Sale and Purchase Agreement and the completion of the Placing.

Upon completion of the sale and purchase of the Option Share pursuant to the exercise of the Option, Fortune Dynamic, Probest, Rich Global, Tomorrow (as guarantor of Probest for its performance of obligations under such shareholders' agreement as mentioned hereinbelow in this paragraph) and SW Kingsway (as guarantor of Rich Global for its performance of obligations under such shareholders' agreement as mentioned hereinbelow in this paragraph) will enter into a shareholders' agreement pursuant to which Fortune Dynamic shall have the right to nominate up to three directors of Probest and Rich Global shall have the right to nominate up to three directors of Probest. Such arrangement was made having considered their proportionate shareholding in Probest upon the sale and purchase of the Option Share. Furthermore, Probest shall use its best endeavour to procure (i) the maximum number of directors in Swank shall be six, all of whom shall be nominated by Probest; and (ii) out of the six directors nominated by Probest, one director nominated by Rich Global shall be appointed as the chairman of the board of directors of Swank.

The board of directors of Probest currently consists of five directors, all of which are nominated by Fortune Dynamic. Under the abovementioned arrangements and agreements, upon completion of the sale and purchase of the Option Share, it is expected that the board of directors of Probest will consist of six directors, out of which three of them will be nominated by Fortune Dynamic and three of them will be nominated by Rich Global, and Probest will be controlled equally by Fortune Dynamic and Rich Global.

Currently the board of directors of Swank consists of six executive directors, out of which five are nominated by Probest, and two independent non-executive directors. Upon completion of the sale and purchase of the Option Share, the board of directors of Swank will remain to be controlled by Probest, and Probest is expected to nominate all of its then directors into the board of directors of Swank. As there would be an expected change in the board of directors of Probest following the completion of the sale and purchase of the Option Share, the board of directors of Swank is therefore expected to be changed as a result. Further announcement will be made in accordance with the Listing Rules as and when necessary.

Assuming that (i) the completion of the Sale and Purchase Agreement and the sale and purchase of the Option Share pursuant to the exercise of the Option; and (ii) there is no disposal of the Shares by Rich Global or Kingsway Lion in the meantime, SW Kingsway, through Rich Global and Kingsway Lion, will hold 19.0% in Swank and through Rich Global will hold 50.0% in Probest. Prior to all these transactions, SW Kingsway does not have any interest in either of Swank or Probest. Effective interest of Tomorrow, through Fortune Dynamic, in Probest will be decreased from 100.0% to 50.0%.

In order to avoid any potential competing business issues, Rich Global and SW Kingsway will, upon completion of the sale and purchase of the Option Share, undertake to Fortune Dynamic and Tomorrow that, for so long as Fortune Dynamic and any subsidiary of Tomorrow holds shares in Probest and Probest holds shares in Swank, SW Kingsway itself shall not, and SW Kingsway shall procure its subsidiaries other than Probest shall not, be engaged in the design, manufacture and sale of optical products.

Save and except the above arrangements, Fortune Dynamic, Tomorrow, Rich Global and SW Kingsway all have no present intention to change the management, operation, business or the employment of staff of the Swank Group.

REASONS FOR THE ENTERING INTO OF THE SALE AND PURCHASE AGREEMENT AND THE OPTION AGREEMENT

The Tomorrow Group is mainly engaged in the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards, the trading and distribution of electronic parts and components, the trading of listed equity investment, the provision of loan financing.

The Swank Group is primarily engaged in the design, manufacture and marketing of frames, sunglasses and lenses. Its production facilities are located in Dongguan and Shenzhen of the PRC. Products of the Swank Group are mainly exported to the United States, Europe and Australia.

The directors of Tomorrow consider that the entering into of the Sale and Purchase Agreement and the Option Agreement will provide an opportunity for the Tomorrow Group to realise part of its investment in the Swank Group. At the same time, the directors of Tomorrow consider the introduction of SW Kingsway as a new substantial shareholder will be beneficial to the Swank Group as a whole. As disclosed in the circular of Swank dated 30th September, 2003 in relation to, inter alia, the Open Offer, the Swank Group has been under a tight cashflow position and recorded a net liability. The Swank Group may require additional capital in order to expand. At this juncture, SW Kingsway, being an experienced expert in the financial field, may facilitate the Swank Group to obtain outside financings and/or invite strategic investors in the future, which the directors of Tomorrow consider will provide additional financial flexibility to the Swank Group. At the same time, Swank will examine and explore possible cooperative opportunities with other existing investments of SW Kingsway and its subsidiaries with a view to generate synergy so as to create value to the shareholders of Swank.

Under the Option Agreement, Fortune Dynamic shall procure that on or before the completion of the sale and purchase of the Option Share, all of the obligations including but not limited to the financial obligations under the Promissory Note shall be duly novated or transferred to a subsidiary of Swank. Such arrangement was initiated by Rich Global and accepted by Fortune Dynamic, which was agreed after arm's length negotiations between the parties as Rich Global considers it to be beneficial to the overall financial position of the Swank Group and at the same time, the novation/transfer can provide additional flexibility for the Swank Group in obtaining possible future financing. As stated in the circular of Swank dated 30 September, 2003, the directors of Swank expect that the financial obligations of Swank pursuant to the Promissory Note shall be settled by the internal resources of Profitown generated from the operating activities of its subsidiaries and associated companies and distributed to Swank by way of repayment of the Profitown Loan or advances by Profitown to Swank. Upon the novation/transfer of the Promissory Note from Swank to a

subsidiary of Swank, the directors of Swank expect that the Promissory Note shall continue be settled by the internal resources of Profitown generated from the operating activities of its subsidiaries and associates and distributed to Swank. Pursuant to an undertaking by Profitown to Swank dated 3rd September, 2003, any surplus cash generated from the businesses carried out by Profitown's subsidiaries and associated companies, shall, after appropriating a sum for operating expenses, be applied to repay the Profitown Loan or to make advances to Swank on the same terms as the Profitown Loan for the purposes of facilitating Swank to repay the amounts due under the Promissory Note. Such undertaking will remain in effect regardless of the Sale and Purchase Agreement and the Option Agreement. As such, the directors of Tomorrow are of the view that the interest of Tomorrow, as the ultimate creditor of the Promissory Note, will not be materially affected as a result of such novation/transfer. As such the directors of Tomorrow consider the abovementioned arrangement would not have materially impact on the financial and/or trading position of the Tomorrow Group.

The directors of Swank have considered the abovementioned arrangements and since the obligation and the benefit of the Promissory Note will remain within the Swank Group while Probest will continue to be the creditor, they are therefore of the view that the novation/transfer of the Promissory Note would not materially affect the business or operation of the Swank Group.

INFORMATION ON RICH GLOBAL, KINGSWAY LION AND SW KINGSWAY

SW Kingsway is an investment holding company incorporated in Bermuda and the shares of which are listed on the main board of the Stock Exchange. The subsidiaries of SW Kingsway are principally engaged in securities investment and in the provision of securities and future brokerage, asset and fund management, financial advisory services, money lending and other securities related financial services.

Rich Global is an investment holding company incorporated in the British Virgin Islands and is wholly owned by SW Kingsway. Since its incorporation in November 2003 and up to the date of this announcement, Rich Global has not conducted any business. The sole business of Rich Global is holding the Shares pursuant to the Sale and Purchase Agreement and the Option Share upon exercise of the Option.

Kingsway Lion, a company incorporated in the British Virgin Islands in September 1999, is principally engaging in securities investment and is wholly owned by SW Kingsway.

POSSIBLE MANDATORY GENERAL OFFER

If upon the exercise of the Option, Rich Global and parties acting in concert with it acquire the Shares such that their aggregate holding of voting rights in Swank increases to 30% or more, Rich Global and the parties acting in concert with it (including Probest) will be required under Rule 26 of the Code on Takeovers and Mergers to make a mandatory general offer to acquire all the Shares other than those already owned/agreed to be acquired by Rich Global and the parties acting in concert with it.

THE PLACING AGREEMENT

Date:

16th December, 2003

Vendor:

Probest

Placing Agent:

Kingsway Financial Services Group Limited, a wholly-owned subsidiary of SW Kingsway

The Placing Agent is independent of and not connected with the directors, chief executive and the existing substantial shareholders of Tomorrow and Swank and their respective subsidiaries or any of their respective associates.

Number of the Placing Shares:

412,794,000 Placing Shares which represent approximately 13.2% of the entire issued share capital of Swank on a best effort basis

Placing price:

HK$0.0269 per Placing Share, representing (i) a discount of approximately 51.9% to the closing price of HK$0.056 per Share as quoted on the Stock Exchange on 4th November, 2003, being the last trading day immediately prior to the suspension of trading; and (ii) a discount of approximately 56.7% to the average closing price of approximately HK$0.0622 per Share as quoted on the Stock Exchange for the last 10 trading days up to and including 4th November, 2003.

Such placing price is determined after arm length's negotiation between the Placing Agent and Probest, having considered the relatively low liquidity of the Shares, and the pro forma adjusted net liability of the Swank Group of approximately HK$39,500,000 or HK$0.0126 per Share after the transactions and the Open Offer as disclosed in the circular of Swank dated 30th September, 2003 in relation to such transactions and the Open Offer.

Placees

Not fewer than six individual and corporate investors who are independent of and not connected with the directors, chief executive and the existing substantial shareholders of Swank or Tomorrow and their respective subsidiaries and/or their respective associates, or who are not parties acting in concert with Probest and SW Kingsway.

Commission

2.0 per cent. of the amount equal to the placing price of HK$0.0269 multiplied by the number of the Placing Shares

Completion of the Placing:

The Placing is conditional upon the Stock Exchange indicating the granting of the resumption of trading in the Shares. Completion of the Placing is expected to take place on the ninth business day after the date of the Placing Agreement, that is on 31st December, 2003 or two business days after fulfilment of the condition of the Placing Agreement, whichever is earlier, or such other date as the Vendor and the Placing Agent shall agree.

REASON FOR THE PLACING

The purpose of the Placing is to increase the public float and trading liquidity in the Shares so as to restore the public float of Swank to more than the minimum public float requirement of 25%.

SHAREHOLDING STRUCTURE

The following table sets out the changes in shareholding structure of the Company after completion of the Placing Agreement and the Sale and Purchase Agreement:

	Existing shareholding		On completion of the Placing		On completion of the Sale and Purchase Agreement and the Placing	
	Shares	%	Shares	%	Shares	%
Probest	2,600,117,230	83.21	2,187,323,230	70.00	1,593,599,230	51.00
Mr. Cheung Wah Hing	358,400	0.01	358,400	0.01	358,400	0.01
Rich Global	–	–	–	–	312,486,000	10.00
Kingsway Lion	–	–	–	–	281,238,000	9.00
Public	524,387,104	16.78	937,181,104	29.99	937,181,104	29.99
TOTAL	3,124,862,734	100.00	3,124,862,734	100.00	3,124,862,734	100.00

Completion of the Placing is expected to take place on the ninth business day after the date of the Placing Agreement, that is on 31st December, 2003 or two business days after fulfilment of the condition of the Placing Agreement, whichever is earlier. Completion of the Sale and Purchase Agreement is expected to take place within two business days after the completion of the Placing.

Followings are the group structure charts illustrating the effect of the transactions contemplated under the Placing Agreement, the Sale and Purchase Agreement and the Option Agreement, respectively:

On completion of the Placing Agreement and the Sale and Purchase Agreement:


Tomorrow
SW Kingsway
100.00%
100.00%
Fortune Dynamic
100.00%
Director
Probest
Rich Global
Kingsway Lion
Public
0.01%
51.00%
10.00%
9.00%
29.99%
Swank

Assuming full exercise of the Option by Rich Global pursuant to the Option Agreement:


Tomorrow
SW Kingsway
100.00%
100.00%
Fortune Dynamic
50.00%
Rich Global
Director
Probest
50.00%
Kingsway Lion
Public
0.01%
51.00%
10.00%
9.00%
29.99%
Swank

RESUMPTION OF TRADING

At the request of Swank, trading of the Shares on the Stock Exchange has been suspended with effect from 9:30 a.m. on 5th November, 2003 due to insufficient public float of the Shares. An application has been made to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on 30th December, 2003.

GENERAL

The entering into of the Sale and Purchase Agreement and the Option Agreement constitutes a discloseable transaction of Tomorrow under the Listing Rules. A circular containing, among other matters, details of the Sale and Purchase Agreement and the Option Agreement will be despatched to the shareholders of Tomorrow as soon as practicable.

DEFINITIONS

"associate(s)"	has the meaning ascribed to it in the Listing Rules
"Fortune Dynamic"	Fortune Dynamic Group Corp., a wholly owned subsidiary of Tomorrow holding the entire issued share capital of Probest
"Kingsway Lion"	Kingsway Lion Spur Technology Limited, a wholly-owned subsidiary of SW Kingsway
"Loan Settlement Agreement"	the conditional agreement dated 3rd September, 2003 entered into between Swank and Probest for the settlement of an unsecured loan of principal of HK$250 million owing by Swank to Probest
"Open Offer"	proposed issue of the new Shares on the basis of 13 offer shares for every Share held by way of an open offer as set out in the joint announcement of Tomorrow and Swank dated 9th September, 2003
"Option"	an option granted by Fortune Dynamic to Rich Global for the purchase of the Option Share under the Option Agreement
"Option Agreement"	an agreement entered into between Fortune Dynamic, Rich Global and Tomorrow dated 16th December, 2003 in relation to the granting of the Option by Fortune Dynamic to Rich Global
"Option Share"	50% of all the issued shares of Probest at the time of exercise of the Option to be purchased by Rich Global upon exercise of the Option
"Placing"	the placing of Placing Shares by the Placing Agent pursuant to the Placing Agreement on a best effort basis
"Placing Agent"	Kingsway Financial Services Group Limited, a wholly owned subsidiary of SW Kingsway
"Placing Agreement"	the placing agreement entered into between Probest and the Placing Agent dated 16th December, 2003 in relation to the Placing of the Placing Shares
"Placing Shares"	412,794,000 existing Shares currently held by Probest to be placed to placees by the Placing Agent pursuant to the Placing Agreement
"Probest"	Probest Holdings Inc., a company incorporated in the British Virgin Islands which is interested in approximately 83.2% of the existing issued shares of Swank and a wholly-owned subsidiary of Tomorrow, also the underwriter of the Open Offer
"Profitown"	Profitown Investment Corporation, a company formed in the British Virgin Islands with limited liability and owned as to 70% by Swank and as to 30% by Probest
"Profitown Loan"	the entire amount of shareholder's loan due from Profitown to Swank at the date of this announcement
"Promissory Note"	the unsecured promissory note in the sum of HK$163 million to be issued by Swank pursuant to the Loan Settlement Agreement, details of which were disclosed in the circular of Swank dated 30th September, 2003
"Rich Global"	Rich Global Investments Limited, a wholly-owned subsidiary of SW Kingsway
"Sale and Purchase Agreement"	the sale and purchase agreement entered into between Probest, Rich Global and Kingsway Lion dated 16th December, 2003 in relation to the sale of 593,724,000 Shares by Probest to Rich Global and Kingsway Lion
"Share(s)"	share(s) of HK$0.01 each in the issued capital of Swank
"Shareholder(s)"	holders of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"SW Kingsway"	SW Kingsway Capital Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Swank"	Swank International Manufacturing Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and is owned as to approximately 83.2% by Probest
"Swank Group"	Swank and its subsidiaries
"Tomorrow"	Tomorrow International Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Tomorrow Group"	Tomorrow and its subsidiaries other than the Swank Group
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"%"	per cent.

By Order of the Board of Directors of
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

By Order of the Board of Directors of
Swank International Manufacturing Company Limited
Yau Tak Wah, Paul
Director

Hong Kong, 29th December, 2003

Tomorrow International Holdings Limited
明日國際集團有限公司
(於百慕達註冊成立之有限公司)
須予披露交易

Swank International Manufacturing Company Limited
恒光行實業有限公司
(於香港註冊成立之有限公司)

聯合公佈
恒光行加入主要股東
及
回復恒光行之公眾持股水平

於二零零三年十二月十六日，Probest與滙富之全資附屬公司Rich Global及Kingsway Lion訂立買賣協議，據此，Probest同意出售而Rich Global及Kingsway Lion同意購入合共593,724,000股股份（相當於恒光行全部已發行股本約19.0%），作價合共15,971,175.60港元（即每股股份約0.0269港元）。於593,724,000股股份當中，312,486,000股股份（相當於恒光行全部現有已發行股本約10.0%）將由Rich Global購入，而281,238,000股股份（相當於恒光行全部現有已發行股本約9.0%）則由Kingsway Lion購入。

於二零零三年十二月十六日，明日國際之全資附屬公司Fortune Dynamic及明日國際（作為Fortune Dynamic之擔保人）與Rich Global訂立期權協議，據此，Fortune Dynamic同意向Rich Global授予期權，以於期權協議日期起計十五個月內行使期權時購買Probest全部已發行股份之50.0%，作價15,666,000港元，即每股股份約0.0197港元（按緊隨買賣協議以及配售完成（假設配售股份悉數售出）後Probest持有恒光行1,593,599,230股股份計算）。根據期權協議授出期權須待買賣協議完成後方可作實。買賣協議則須待（其中包括）簽立期權協議後方告完成。

倘於期權行使時，Rich Global及與其一致行動之人士收購股份，而彼等於恒光行之投票權合共增加至30%或以上，則Rich Global及與其一致行動之人士（包括Probest）將須根據公司收購及合併守則第26條作出強制性全面收購建議，收購所有未由Rich Global及與其一致行動之人士擁有／獲同意收購之股份。

於二零零三年十二月十六日，Probest亦與滙富之全資附屬公司滙富金融服務有限公司（作為配售代理）訂立有條件配售協議，據此，配售代理同意盡力將412,794,000股現有配售股份（相當於恒光行全部已發行股本約13.2%）配售予不少於六名獨立投資者（與恒光行或明日國際及彼等各之附屬公司之董事、主要行政人員及主要股東及／或彼等各自之聯繫人士概無關連之獨立人士，且並非與Probest或滙富一致行動之人士）。於配售及買賣協議完成後，Probest於恒光行之股權將減少至1,593,599,230股股份（相當於恒光行全部已發行股本約51.0%。公眾人士持有之股份總數將為937,181,104股（相當於恒光行全部已發行股本約29.9%）。因此，恒光行將可回復25%之最低公眾持股量。

根據上市規則，訂立買賣協議及期權協議構成明日國際之須予披露交易。一份載有（其中包括）買賣協議及期權協議詳情之通函將於實際可行情況下儘快寄發予明日國際之股東。

由於股份之公眾持股量不足，應恒光行之要求，股份由二零零三年十一月五日上午九時三十分起暫停於聯交所買賣；並已向聯交所申請由二零零三年十二月三十日上午九時三十分起恢復股份於聯交所買賣。

謹提述明日國際及恒光行於二零零三年十一月四日刊發之聯合公佈（「前次公佈」）。

如前次公佈所述，公開發售於二零零三年十一月四日下午四時成為無條件。由於公開發售認購不足，Probest（作為公開發售之包銷商）須認購及／或促使認購人認購未獲認購之791,823,120股新股份，導致Probest持有合共2,600,117,230股股份（相當於恒光行全部已發行股本中約83.2%）。恒光行全部已發行股本中約16.8%由公眾人士持有。由於股份之公眾持股量低於上市規則第8.08(1)條最少25%之規定，股份由二零零三年十一月五日起暫停買賣。

買賣協議

日期

二零零三年十二月十六日

訂約方

買方： 滙富之全資附屬公司Kingsway Lion及Rich Global

賣方： Probest

Kingsway Lion、Rich Global及滙富，連同彼等各自之最終實益擁有人，均為與明日國際及恒光行及彼等各自之附屬公司之董事、主要行政人員及現有主要股東或任何彼等各自之聯繫人士概無關連之獨立人士。

買賣協議之條款

買方同意購入而賣方同意出售合共593,724,000股股份（相當於恒光行於買賣協議日期全部已發行股本約19.0%），作價15,971,175.60港元（即每股股份約0.0269港元）。於593,724,000股股份當中，312,486,000股股份（相當於恒光行全部已發行股本約10.0%）將由Rich Global購入，而281,238,000股股份（相當於恒光行全部已發行股本約9.0%）則由Kingsway Lion購入。代價乃由各訂約方公平磋商後釐定，並較(i)股份於二零零三年十一月四日（即緊接暫停買賣前最後交易日）在聯交所所報收市價每股0.056港元折讓約51.9%；及(ii)股份於截至二零零三年十一月四日止（包括該日）最後十個交易日在聯交所所報平均收市價每股約0.0622港元折讓約56.7%。

根據買賣協議，上述593,724,000股股份並無禁售期。

經考慮股份近期之市價、於公開發售下Probest之股份認購價0.013港元、股份於過去六個月之成交量偏低、恒光行於二零零三年九月三十日刊發有關公開發售之通函所披露恒光行集團之未經審核備考經調整負債淨額約39,500,000港元（即每股股份約0.0126港元），以及股份已暫停買賣超過一個月等因素，明日國際之董事認為，儘管買賣協議之代價較股份於緊接暫停買賣前之收市價折讓逾51%，惟此代價對明日國際之股東及明日國際集團（包括恒光行集團）整體而言屬公平合理。

買賣協議須待下列各項達成後方可作實：(i)聯交所解除現時股份之暫停買賣；(ii)配售完成及(iii)簽立期權協議。預期買賣協議於訂立日期起計第十一個營業日（即二零零四年一月五日）或之前或所有條件達成或獲豁免（倘適用）後兩個營業日（以較先發生者為準）或訂約各方協定之其他日期完成。

期權協議

日期

二零零三年十二月十六日

訂約各方

授予人 ： Fortune Dynamic
承授人 ： Rich Global
授予人之擔保人 ： 明日國際

期權協議之條款

Fortune Dynamic同意向Rich Global授出期權，以於行使期權時按15,666,000港元之代價購入Probest全部已發行股份50.0%。有關代價乃經訂約各方按公平磋商，並參照Probest於恒光行集團（誠如恒光行於二零零三年九月三十日就有關公開發售之通函內所披露，恒光行集團錄得未經審核備考經調整負債淨額約39,500,000港元或每股股份約0.0126港元）之權益及Probest乃一間私人公司之因素後釐定。Rich Global可於訂立期權協議當日起計15個月期間內行使期權。倘於上述15個月期間並無行使期權，則期權將告失效，而期權協議將告無效。期權利益僅可由Rich Global行使，而Rich Global不可在未經Fortune Dynamic及明日國際事先書面同意下轉讓期權利益，惟倘Rich Global轉讓期權利益予另一間滙富之全資附屬公司，則不得無故拒絕或拖延作出有關同意。

根據期權協議，Fortune Dynamic及明日國際已共同及個別向Rich Global作出承諾，承諾（其中包括）(i)完成買賣期權股份後，獲委任組成Probest董事會之Probest董事之數目須與Rich Global可提名為當時現任董事之數目相同；(ii) Fortune Dynamic須促使承兑票據於完成買[illegible]

配售價：

每股配售股份0.0269港元，較(i)股份於二零零三年十一月四日（即緊接暫停買賣前之最後交易日）聯交所所報收市價每股股份0.056港元折讓約51.9%；及(ii)截至及包括二零零三年十一月四日止前10個交易日聯交所所報平均收市價每股股份約0.0622港元折讓約56.7%。

該配售價乃由配售代理與Probest經考慮股份之相對低成交量及恒光行集團於交易及公開發售後之備考經調整負債淨額約39,500,000港元或每股股份0.0126港元（按恒光行日期為二零零三年九月三十日有關交易及公開發售之通函所披露）後公平磋商釐定。

承配人

不少於六名個人及公司投資者，彼等均為與恒光行或明日國際及彼等各自之附屬公司之董事、主要行政人員及現有主要股東及／或彼等各自之聯繫人士概無關連之獨立人士，且並非Probest及滙富之一致行動人士。

佣金

相等於配售價0.0269港元乘以配售股份數目之金額之2.0%。

配售之完成：

配售須待聯交所表示批准股份恢復買賣後，方可作實。配售預期於配售協議日期後第九個營業日（即二零零三年十二月三十一日）或達成配售協議之條件後兩個營業日（以較早者為準）或賣方與配售代理協定之其他日期完成。

配售之理由

配售之目的為增加股份之公眾持股量及成交量，使恒光行之公眾持股量回升至超過25%之最低公眾持股量。

股權架構

下表載列配售協議及買賣協議完成後本公司股權架構之變動：

	現時股權		配售完成後		買賣協議及配售完成後	
	股份	%	股份	%	股份	%
Probest	2,600,117,230	83.21	2,187,323,230	70.00	1,593,599,230	51.00
張華慶先生	358,400	0.01	358,400	0.01	358,400	0.01
Rich Global	–	–	–	–	312,486,000	10.00
Kingsway Lion	–	–	–	–	281,238,000	9.00
公眾人士	524,387,104	16.78	937,181,104	29.99	937,181,104	29.99
總計	3,124,862,734	100.00	3,124,862,734	100.00	3,124,862,734	100.00

配售預期於配售協議日期後第九個營業日（即二零零三年十二月三十一日）或達成配售協議之條件後兩個營業日（以較早者為準）完成。買賣協議預期於配售完成後兩個營業日內完成。

以下集團架構表分別說明配售協議、買賣協議及期權協議項下擬進行之交易之影響：

配售協議及買賣協議完成後：


明日國際
滙富
100.00%
100.00%
Fortune Dynamic
100.00%
董事
Probest
Rich Global
Kingsway Lion
公眾人士
0.01%
51.00%
10.00%
9.00%
29.99%
恒光行

]意向Rich Global授出期權，以於行使期權時按15,666,000港元之代價購入Probest全部已發行股份50.0%。有關代價乃經磋商，並參照Probest於恒光行集團(誠如恒光行於二零零三年九月三十日就有關公開發售之通函內所披露，恒光行集
前考經調整負債淨額約39,500,000港元或每股股份約0.0126港元)之權益及Probest乃一間私人公司之因素後釐定。Rich Global
議當日起計15個月期間內行使期權。倘於上述15個月期間並無行使期權，則期權將告失效，而期權協議將告無效。期
ch Global行使，而Rich Global不可在未經Fortune Dynamic及明日國際事先書面同意下轉讓期權利益，惟倘Rich Global轉
一間滙富之全資附屬公司，則不得無故拒絕或拖延作出有關同意。

Fortune Dynamic及明日國際已共同及個別向Rich Global作出承諾，承諾(其中包括)(i)完成買賣期權股份後，獲委任組
之Probest董事之數目須與Rich Global可提名為當時現任董事之數目相同；(ii) Fortune Dynamic須促使承兌票據於完成買
前適當地進行債務變更或出讓或轉讓予恒光行之附屬公司；及(iii)由訂立期權協議當日起計直至期權獲行使或失效止，
不得減持其於Probest之股權百分比，並須促使Probest不會轉讓、出讓、質押或抵押其目前所持有之股份(不包括買賣協
下擬進行之交易)。

賣協議及完成配售後，方可授出。

而買賣期權股份後，Fortune Dynamic、Probest、Rich Global及明日國際(誠如本段中下文所述，其就履行根據有關股東
Probest之保證人)與滙富(誠如本段中下文所述，其就履行根據有關股東協議之責任作為Rich Global之保證人)將訂立
，Fortune Dynamic將有權提名最多達三名之Probest董事，而Rich Global亦有權提名最多達三名之Probest董事。有關安
買期權股份後彼等於Probest之權益比例後釐定。此外，Probest須盡力促使(i)恒光行最高之董事數目為六名(彼等須全由
(ii)Probest所提名之六名董事中，一名由Rich Global提名之董事將獲委任為恒光行董事會主席。

目前由五名董事組成，彼等全由Fortune Dynamic提名。根據上述安排及協議，於完成買賣期權股份後，預期Probest之
董事組成，其中三名董事將由Fortune Dynamic提名，而另外三名董事由Rich Global提名，則Probest將會由Fortune Dynamic
自控制一半權益。

事會由六名執行董事組成，其中五名董事由Probest提名，兩名為獨立非執行董事。於完成買賣期權股份後，恒光行董
obest所控制，而預期Probest將提名所有其當時之董事晉身恒光行董事會。由於預期於完成買賣期權股份後Probest董事
此恒光行董事會預期亦因而有所變動。倘有需要，將根據上市規則另行作出公佈。

協議及因行使期權而買賣期權股份；及(ii)Rich Global或Kingsway Lion同時亦無出售股份，則滙富將透過Rich Global及
有恒光行19.0%之權益，並將透過Rich Global持有Probest 50.0%權益。進行該等交易前，滙富於恒光行或Probest概無擁
日國際透過Fortune Dynamic於Probest之有效權益將由100.0%減至50.0%。

在業務競爭之問題，Rich Global及滙富將於完成買賣期權股份後向Fortune Dynamic及明日國際作出承諾，只要Fortune
國際任何附屬公司於Probest持有股份及Probest於恒光行持有股份，則滙富本身不得並滙富須促使其附屬公司(Probest除外)
產銷任何視光產品。

Fortune Dynamic、明日國際、Rich Global及滙富現時均無意就恒光行集團之管理、營運、業務或員工之聘任作出任何

及期權協議之理由

要從事設計、開發及產銷電子產品、產銷印刷電路板、買賣及分銷電子部件及零件、買賣上市股本投資，以及提供貸

從事設計、製造及推廣鏡框、太陽眼鏡及鏡片。其生產設施位於中國東莞及深圳。恒光行集團之產品主要出口至美國、

為，訂立買賣協議及期權協議將為明日國際集團提供機會，將其於恒光行集團之部份投資變現。與此同時，明日國際
滙富為新主要股東將對恒光行集團整體有利。誠如恒光行於二零零三年九月三十日就有關(其中包括)公開發售之通函
集團之現金流量狀況一直緊絀，且錄得負債淨額。恒光行集團可能需要額外資本以作擴充。在此情況下，於金融界經
促進恒光行集團於日後取得外來融資及／或邀約策略投資者。明日國際董事認為此舉將使恒光行集團之財政更具靈活
行將研究及發掘與滙富及其附屬公司其他現有投資合作之可能性，藉以產生協同效益，增加恒光行股東之回報。

Fortune Dynamic須促使於完成買賣期權股份或之前，所有承擔(包括但不限於承兌票據項下之財務承擔)適當地進行債
恒光行之附屬公司。由於Rich Global認為有關安排對恒光行集團整體財政狀況有利，同時債務變更／轉讓可令恒光行
融資方面提供額外之靈活性，因此Rich Global提出有關安排，並由Fortune Dynamic接納。有關安排已經訂約各方按公
。誠如恒光行於二零零三年九月三十日所刊發之通函所述，恒光行董事預期根據承兌票據恒光行之財務承擔將由Profitown
營公司之經營業務所產生之內部資源支付，並透過償還Profitown貸款或由Profitown墊付予恒光行之方式分派予恒光行。
據進行債務變更／將其轉讓予恒光行之附屬公司後，恒光行董事預期，承兌票據將繼續由Profitown之附屬公司及聯營
產生之內部資源所支付，並分派予恒光行。根據Profitown於二零零三年九月三日向恒光行作出之承諾，任何由Profitown
營公司所經營之業務所產生之現金盈餘於扣除一部份作為經營開支後，將用作償還Profitown貸款或按與Profitown貸款
予恒光行，以促進恒光行償還根據承兌票據之所欠款項。不論買賣協議及期權協議情況如何，有關承諾將仍然生效。
董事認為，明日國際之權益(作為承兌票據之最終債權人)將不會因進行上述債務變更／轉讓而構成重大影響。故此，
為，上述安排對明日國際集團之財政及／或交易狀況將不會構成重大影響。

慮上述安排，並由於承兌票據之承擔及利益將保留於恒光行集團，而Probest亦將繼續擔任債權人，因此彼等認為承兌
／轉讓將不會對恒光行集團之業務或經營構成重大影響。

L、KINGSWAY LION及滙富之資料

慕達註冊成立之投資控股公司，其股份於聯交所上市。滙富之附屬公司主要從事證券投資及提供證券及期貨經紀服務、
、財務顧問、借貸及其他與證券相關之金融服務。

間於英屬處女群島註冊成立之投資控股公司，且為滙富全資擁有。由其於二零零三年十一月註冊成立，直至本公佈刊
Global概無經營任何業務。Rich Global唯一業務乃根據買賣協議持有股份及於行使期權時持有期權股份。

一間於一九九九年九月於英屬處女群島註冊成立之公司，主要從事證券投資，且為滙富全資擁有。

制性全面收購建議

，Rich Global及與其一致行動之人士收購股份，致使彼等於恒光行合共所持有之投票權增加至30%或以上，則Rich Global
動之人士(包括Probest)將須根據公司收購及合併守則第26條提出強制性全面收購建議，以收購Rich Global及與其一致行
有／未獲同意被其收購之全部股份。

二月十六日

有限公司，為滙富之全資附屬公司

日國際及恒光行及彼等各自之附屬公司之董事、主要行政人員及現有主要股東或彼等各自之任何聯繫人士概無關連之

794,000股配售股份，相當於恒光行全部已發行股本約13.2%。



100.00%
董事
Probest
Rich Global
Kingsway Lion
公眾人士
0.01%
51.00%
10.00%
9.00%
29.99%
恒光行

假設Rich Global根據期權協議行使全部期權：



明日國際
滙富
100.00%
100.00%
Fortune Dynamic
50.00%
Rich Global
50.00%
董事
Probest
Kingsway Lion
公眾人士
0.01%
51.00%
10.00%
9.00%
29.99%
恒光行

恢復買賣

由於股份之公眾持股量不足，應恒光行之要求，股份由二零零三年十一月五日上午九時三十分起暫停於聯交所買賣；並已向聯交所申請由二零零三年十二月三十日上午九時三十分起恢復股份於聯交所買賣。

一般事項

根據上市規則，訂立買賣協議及期權協議構成明日國際之須予披露交易。一份載有(其中包括)買賣協議及期權協議詳情之通函將於實際可行情況下儘快寄發予明日國際之股東。

釋義

「聯繫人士」	指	具上市規則所賦予之涵義
「Fortune Dynamic」	指	Fortune Dynamic Group Corp.，為明日國際之全資附屬公司，持有Probest全部已發行股本
「Kingsway Lion」	指	Kingsway Lion Spur Technology Limited，為滙富之全資附屬公司
「貸款償還協議」	指	恒光行與Probest於二零零三年九月三日就恒光行償還其結欠Probest之無抵押貸款本金額250,000,000港元而訂立之有條件協議
「公開發售」	指	建議以公開發售方式按所持每股股份發行13股發售股份之基準作出之新股份發行，詳情載於明日國際與恒光行於二零零三年九月九日刊發之聯合公佈內
「期權」	指	Fortune Dynamic根據期權協議授予Rich Global可購買期權股份之期權
「期權協議」	指	Fortune Dynamic、Rich Global及明日國際於二零零三年十二月十六日就Fortune Dynamic授予Rich Global期權而訂立之協議
「期權股份」	指	於行使期權時Probest之全部已發行股份之50%，將由Rich Global於行使期權時購買
「配售」	指	配售代理根據配售協議盡力配售配售股份
「配售代理」	指	滙富金融服務有限公司，為滙富之全資附屬公司
「配售協議」	指	由Probest與配售代理於二零零三年十二月十六日就配售配售股份而訂立之配售協議
「配售股份」	指	將由配售代理根據配售協議配售予承配人之Probest現時所持412,794,000股現有股份
「Probest」	指	Probest Holdings Inc.，一間於英屬處女群島註冊成立之公司，擁有恒光行現有已發行股份約83.2%，並為明日國際之全資附屬公司，亦為公開發售之包銷商
「Profitown」	指	Profitown Investment Corporation，一間於英屬處女群島成立之有限公司，分別由恒光行及Probest擁有70%及30%權益
「Profitown貸款」	指	於本公佈日期Profitown欠恒光行之全數股東貸款
「承兌票據」	指	將由恒光行根據貸款償還協議發行之合共163,000,000港元之無抵押承兌票據，詳情於日期為二零零三年九月三十日之恒光行通函內披露
「Rich Global」	指	Rich Global Investments Limited，為滙富之全資附屬公司
「買賣協議」	指	由Probest、Rich Global及Kingsway Lion於二零零三年十二月十六日就Probest向Rich Global及Kingsway Lion出售593,724,000股股份而訂立之買賣協議
「股份」	指	恒光行已發行股本中每股面值0.01港元之股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「滙富」	指	滙富金融控股有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所上市
「恒光行」	指	恒光行實業有限公司，一間於香港註冊成立之有限公司，其股份於聯交所上市，並由Probest擁有約83.2%權益
「恒光行集團」	指	恒光行及其附屬公司
「明日國際」	指	明日國際集團有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所上市
「明日國際集團」	指	明日國際及其附屬公司(恒光行集團除外)
「港元」	指	香港法定貨幣港元
「%」	指	百分比

承董事會命
明日國際集團有限公司
主席
邱德華

承董事會命
恒光行實業有限公司
董事
邱德華

香港，二零零三年十二月二十九日

THE STANDARD 5 November 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tomorrow International Holdings Limited
(incorporated in Bermuda with limited liability)

SWANK

Swank International Manufacturing Company Limited
(incorporated in Hong Kong with limited liability)

RESULTS OF THE OPEN OFFER

The directors of Swank announce that Swank has received 45 valid applications for 2,109,835,133 Offer Shares, representing approximately 72.71% of the total number of 2,901,658,253 Offer Shares available for subscription under the Open Offer. As the Open Offer is under-subscribed, the Underwriter is obliged to subscribe for and/or procure subscription for the remaining balance of 791,823,120 Offer Shares.

The Open Offer has become unconditional at 4:00 p.m. on 4th November, 2003.

As at the date of this announcement, there is approximately 16.78% of the total issued share capital of Swank in public hands.

At the request of Swank, trading of the shares of Swank (the "Shares") will be suspended with effect from 9:30 a.m. on 5th November, 2003 until the public float for the Shares be restored to 25% of the issued share capital of Swank.

Reference is made to the joint announcement of Tomorrow and Swank dated 30th September, 2003 and the prospectus of Swank dated 17th October, 2003 (the "Prospectus") regarding the Open Offer. Capitalised terms used in this announcement have the same meanings ascribed to them in the Prospectus unless the context otherwise requires.

RESULTS OF THE OPEN OFFER

The directors of Swank announce that, up to 4:00 p.m. on 31st October, 2003, being the latest time for the application and payment for the Offer Shares, Swank has received 45 valid applications for 2,109,835,133 Offer Shares, representing approximately 72.71% of the total number of 2,901,658,253 Offer Shares available for subscription under the Open Offer. One of the 45 valid applications was received from Probest, which has applied for 1,679,130,245 Offer Shares provisionally allotted to it in compliance with the irrevocable undertaking given by it to Swank.

As the Open Offer is under-subscribed, Probest, as the Underwriter, is obliged to subscribe for and/or procure subscription for the remaining balance of 791,823,120 Offer Shares in accordance with the terms of the Underwriting Agreement.

The Open Offer has become unconditional at 4:00 p.m. on 4th November, 2003.

SHAREHOLDING STRUCTURE OF SWANK

To the best knowledge of Swank, immediately after completion of the Open Offer, the shareholding structure of Swank will be as follows:

	Existing shareholding		**Immediately after completion of the Open Offer**	
	Shares	*%*	*Shares*	*%*
Probest	129,163,865	57.87	2,600,117,230	83.21
Mr. Cheung Wah Hing	25,600	0.01	358,400	0.01
Public	94,015,016	42.12	524,387,104	16.78
Total	223,204,481	100.00	3,124,862,734	100.00

PUBLIC FLOAT

As at the date of this announcement, there is approximately 16.78% of the total issued share capital of Swank in public hands. Each of Probest and Swank has undertaken to the Stock Exchange, in terms to be agreed with the Stock Exchange, to take appropriate steps to place down the shareholdings of Probest in Swank as soon as practicable to ensure that there will be sufficient public float for the Shares in accordance with Rule 8.08(1) of the Listing Rules. Probest is currently negotiating with potential placing agents and investors for placement of its shareholdings in Swank to independent third parties so as to restore the minimum public float. No agreement has been entered into regarding such placement at present. Further announcement will be made as and when appropriate.

CERTIFICATES AND DEALINGS

The certificates for the Offer Shares are expected to be despatched on 6th November, 2003 to those Qualifying Shareholders who have accepted and paid for the Offer Shares at their own risk.

SUSPENSION OF TRADING

At the request of Swank, trading of the Shares will be suspended with effect from 9:30 a.m. on 5th November, 2003, until the public float for the Shares be restored to 25% of the issued share capital of Swank.

By Order of the Board of Directors of
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

By Order of the Board of Directors of
Swank International Manufacturing Company Limited
Yau Tak Wah, Paul
Director

Hong Kong, 4th November, 2003

香港經濟日報　　2003年11月5日　星期三

Tomorrow International Holdings Limited
明日國際集團有限公司
(於百慕達註冊成立之有限公司)

SWANK
Swank International Manufacturing Company Limited
恒光行實業有限公司
(於香港註冊成立之有限公司)

公開發售之結果

> 恒光行董事宣佈，恒光行已接獲45份有效申請，合共認購2,109,835,133股發售股份，佔根據公開發售項下可供認購之2,901,658,253股發售股份總數約72.71%。由於公開發售認購不足，包銷商須認購及／或促使認購餘下791,823,120股發售股份。
>
> 公開發售已於二零零三年十一月四日下午四時正成為無條件。
>
> 於本公佈日期，公眾人士於恒光行全部已發行股本持有約16.78%。
>
> 應恒光行要求，恒光行股份(「股份」)將由二零零三年十一月五日上午九時三十分起暫停買賣，直至股份之公眾持股量回復至恒光行已發行股本之25%為止。

謹提述明日國際及恒光行於二零零三年九月三十日刊發之聯合公佈以及恒光行就公開發售而於二零零三年十月十七日刊發之章程(「章程」)。除非文義另有所指，本公佈所用詞彙與章程所採用者具有相同涵義。

公開發售之結果

恒光行董事宣佈，截至二零零三年十月三十一日下午四時正(即申請認購發售股份及就此付款之最後時間)止，恒光行已接獲45份有效申請，合共認購2,109,835,133股發售股份，佔根據公開發售項下可供認購之2,901,658,253股發售股份總數約72.71%。45份有效申請之其中一份，是Probest遵照其向恒光行作出之不可撤回承諾而申請認購向其暫定配發之1,679,130,245股發售股份。

由於公開發售認購不足，Probest(作為包銷商)須根據包銷協議之條款認購及／或促使認購餘下791,823,120股發售股份。

公開發售已於二零零三年十一月四日下午四時正成為無條件。

恒光行之股權架構

據恒光行所深知，緊隨公開發售完成後，恒光行之股權架構將如下：

	現有股權		緊隨公開發售完成後	
	股份	*%*	*股份*	*%*
Probest	129,163,865	57.87	2,600,117,230	83.21
張華慶先生	25,600	0.01	358,400	0.01
公眾人士	94,015,016	42.12	524,387,104	16.78
總數	223,204,481	100.00	3,124,862,734	100.00

公眾持股量

於本公佈日期，公眾人士於恒光行全部已發行股本中持有約16.78%。Probest及恒光行已向聯交所承諾，按與聯交所將予協定之條款，採取適當步驟在實際可行情況下盡快減少Probest於恒光行之股權，確保股份之公眾持股量達到上市規則第8.08(1)條規定之足夠水平。Probest現正與潛在配售代理及投資人士磋商，向獨立第三者配售其於恒光行之股權，從而回復最低公眾持股量。目前尚未就該項配售訂立任何協議。有關方面將於適當時間再發表公佈。

股票及買賣

預期發售股份之股票將於二零零三年十一月六日寄發予該等已接納發售股份並就此付款之合資格股東，郵誤風險概由彼等承擔。

暫停買賣

應恒光行要求，股份將由二零零三年十一月五日上午九時三十分起暫停買賣，直至股份之公眾持股量回復至恒光行已發行股本之25%為止。

承董事會命
明日國際集團有限公司
主席
邱德華

承董事會命
恒光行實業有限公司
董事
邱德華

香港，二零零三年十一月四日

THE STANDARD 20 October 2003

Tomorrow International Holdings Limited
(incorporated in Bermuda with limited liability)

Swank International Manufacturing Company Limited
(incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT
RESULTS OF SGM
RESULTS OF EGM
AND
DESPATCH OF PROSPECTUS DOCUMENTS

The Tomorrow Board is pleased to announce that the resolutions approving (1) the Share Sale Agreement and (2) the Loan Settlement Agreement were duly passed at the SGM held on 17th October, 2003.

The Swank Board is pleased to announce that the resolutions approving (1) the Share Sale Agreement, (2) the Loan Settlement Agreement, (3) the Open Offer and (4) the granting of the General Mandate and the Repurchase Mandate were duly passed at the EGM held on 17th October, 2003.

The Prospectus Documents have been despatched on 17th October, 2003 to the Qualifying Shareholders and the Prospectus has been despatched to the Overseas Shareholders for their information only.

Reference is made to the joint announcement of Tomorrow and Swank dated 9th September, 2003 (the "**Previous Announcement**") in respect of the proposals involving, inter alia, (1) the Share Sale Agreement, (2) the Loan Settlement Agreement, (3) the Open Offer and (4) the granting of the General Mandate and the Repurchase Mandate. Terms used in this announcement shall have the same meanings as defined in the Previous Announcement unless provided otherwise.

RESULTS OF SGM

The board of directors of Tomorrow (the "**Tomorrow Board**") is pleased to announce that the resolutions approving the following were duly passed at the special general meeting of Tomorrow (the "**SGM**") held on 17th October, 2003: -

1. the approval of the Share Sale Agreement; and
2. the approval of the Loan Settlement Agreement.

RESULTS OF EGM

The board of directors of Swank (the "**Swank Board**") is pleased to announce that the resolutions approving the following were duly passed at the extraordinary general meeting of Swank (the "**EGM**") held on 17th October, 2003:-

1. the approval of the Share Sale Agreement;
2. the approval of the Loan Settlement Agreement;
3. the approval of the Open Offer; and
4. the granting of the General Mandate and the Repurchase Mandate.

OPEN OFFER

Subject to the obligations of the Underwriter under the Underwriting Agreement not being terminated and the Underwriting Agreement becoming unconditional in accordance with its terms as at 4:00 p.m. on 4th November, 2003, the granting or agreeing to grant, and not having revoked, the listing of and permission to deal in the Offer Shares by the Listing Committee of the Stock Exchange and having fulfiled all the other conditions of the Open Offer, the Underwriting Agreement is expected to become unconditional on 4th November, 2003.

As at 17th October, 2003, being the record date (the "**Record Date**") for the Open Offer, there are a total of 223,204,481 Shares in issue. On the basis of 13 Offer Shares for every existing Share held on the Record Date, a total of 2,901,658,253 Offer Shares will be issued pursuant to the Open Offer.

DESPTACH OF THE PROSPECTUS DOCUMENTS

The prospectus of Swank dated 17th October, 2003 in respect of the Open Offer (the "**Prospectus**") and the application form for the Offer Shares (together the "**Prospectus Documents**") have been despatched to the Qualifying Shareholders on 17th October, 2003. The Prospectus has been despatched to the Overseas Shareholders for their information only on the same day.

DEALINGS AND LATEST TIME FOR ACCEPTANCE

Dealings in Shares on an ex-entitlement basis commenced on 10th October, 2003. The latest time for acceptance of, and payment for, the Offer Shares is 4:00 p.m. on Friday, 31st October, 2003.

Any Shareholder or other person contemplating the sale or purchase of Shares from 10th October, 2003 up to the date on which all the conditions of the Underwriting Agreement are fulfiled will bear the risk that the Open Offer may not become unconditional. Any Shareholder or other person who is in any doubt about his or her position is advised to consult his or her professional adviser.

TERMINATION OF THE UNDERWRITING AGREEMENT

There is no force majeure clauses under the Underwriting Agreement, however, the Underwriter may terminate the arrangements set out in the Underwriting Agreement by notice in writing given by the Underwriter to Swank *at any time prior to 4:00 p.m. on 4th November, 2003 if Swank commits any material breach of any of the* obligations, undertakings, representations and warranties contained in the Underwriting Agreement.

Upon the giving of notice of termination, all obligations of the Underwriter under the Underwriting Agreement shall **cease and no party shall have any claim against any other parties in respect of any matter or thing arising out of or in connection with the Underwriting Agreement. If the Underwriter exercises such right, the Open Offer will not proceed.**

By Order of the Board
of Directors of
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

By Order of the Board
of Directors of
Swank International Manufacturing Company Limited
Yau Tak Wah, Paul
Director

Hong Kong, 17th October, 2003

Tomorrow International Holdings Limited
明日國際集團有限公司
(於百慕達註冊成立之有限公司)

Swank International Manufacturing Company Limited
恒光行實業有限公司
(於香港註冊成立之有限公司)

聯合公佈
股東特別大會結果
臨時股東大會結果
及
寄發章程文件

明日國際董事會欣然宣佈，有關批准(1)售股協議及(2)貸款償還協議之決議案已於二零零三年十月十七日舉行之股東特別大會上獲得通過。

恒光行董事會欣然宣佈有關批准(1)售股協議、(2)貸款償還協議、(3)公開發售及(4)授予一般授權及購回授權之決議案已於二零零三年十月十七日舉行之臨時股東大會上獲得通過。

章程文件已於二零零三年十月十七日寄發予合資格股東，而所寄發予海外股東之章程文件乃僅供彼等參考。

茲提述明日國際及恒光行於二零零三年九月九日就涉及(其中包括)(1)售股協議、(2)貸款償還協議、(3)公開發售及(4)授予一般授權及購回授權之建議而發表之聯合公佈(「先前公佈」)。除另有訂明外，本公佈內所用詞語與先前公佈內所界定者涵義相同。

股東特別大會之結果

明日國際之董事會(「**明日國際董事會**」)欣然宣佈，有關批准下列各項之決議案已於二零零三年十月十七日舉行之明日國際股東特別大會(「**股東特別大會**」)上獲得通過：

1. 批准售股協議；及
2. 批准貸款償還協議。

臨時股東大會之結果

恒光行之董事會(「**恒光行董事會**」)欣然宣佈有關批准下列各項之決議案已於二零零三年十月十七日舉行之恒光行臨時股東大會(「**臨時股東大會**」)上獲得通過：

1. 批准售股協議；
2. 批准貸款償還協議；
3. 批准公開發售；及
4. 授予一般授權及購回授權。

公開發售

在包銷商根據包銷協議之責任並無按其條款予以終止及包銷協議按其條款於二零零三年十一月四日下午四時成為無條件之規限下；有關聯交所上市委員會批准或同意批准(及倘無撤回)發售股份上市及買賣，以及公開發售之所有其他條件已獲履行。預期包銷協議將於二零零三年十一月四日成為無條件。

於二零零三年十月十七日(即公開發售之記錄日期(「記錄日期」))，共有223,204,481股已發行股份。按於記錄日期每持有一股現有股份可得13股發售股份之基準計算，根據公開發售而將發行之發售股份合共為2,901,658,253股。

章程文件之寄發

恒光行就公開發售於二零零三年十月十七日刊發之章程(「**發售章程**」)及發售股份之申請表格(統稱「**章程文件**」)已於二零零三年十月十七日寄發予合資格股東。於同日寄發予海外股東之發售章程乃僅供彼等參考。

買賣及接納之最後期限

於二零零三年十月十日，股份開始以除權形式買賣。發售股份之接納及付款最後期限為二零零三年十月三十一日星期五下午四時正。

擬於二零零三年十月十日起至包銷協議所有條件達成之日止期間買賣股份之股東或其他人士須承擔公開發售可能不能成為無條件之風險。任何股東或其他人士對其本身狀況如有任何疑問，應諮詢其專業顧問。

終止包銷協議

包銷協議將不會載列任何不可抗力條款。儘管如此，倘恒光行嚴重違反包銷協議所載之任何責任、承諾、陳述及保證，包銷商可於二零零三年十一月四日下午四時正前任何時間向恒光行發出書面通知終止包銷協議所載之安排。

於發出終止通知時，包銷商根據包銷協議之所有責任將終止，而概無任何人士可就包銷協議所產生之任何事宜或事件向任何其他方索償。倘包銷商行使該項權利，公開發售將不會進行。

承董事會命
明日國際集團有限公司
邱德華
主席

承董事會命
恒光行實業有限公司
邱德華
董事

香港，二零零三年十月十七日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement; makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tomorrow International Holdings Limited
(incorporated in Bermuda with limited liability)

Connected Transaction

SWANK

Swank International Manufacturing Company Limited
(incorporated in Hong Kong with limited liability)

Major and Connected Transaction
Proposed Open Offer on the basis of 13 Offer Shares for every existing Share held

JOINT ANNOUNCEMENT
DESPATCH OF CIRCULARS
AND
REVISED TIMETABLE

The Tomorrow Circular and the Swank Circular were despatched to the shareholders of Tomorrow and Swank respectively on 30th September, 2003.

The EGM of Swank will be held at Unit 3301, Level 33, Metroplaza, Tower I, 223 Hing Fong Road, Kwai Fong, New Territories, Hong Kong at 10:00 a.m. on 17th October, 2003 to consider, among other matters, the Share Sale Agreement, the Loan Settlement Agreement and the Open Offer.

The SGM of Tomorrow will be held at Unit 3301, Level 33, Metroplaza, Tower I, 223 Hing Fong Road, Kwai Fong, New Territories, Hong Kong at 11:00 a.m. on 17th October, 2003 to consider, among other matters, the Share Sale Agreement and the Loan Settlement Agreement.

Reference is made to the joint announcement of Tomorrow International Holdings Limited and Swank International Manufacturing Company Limited dated 9th September, 2003 (the "Previous Announcement"). Terms used herein shall have the same meaning as defined in the Previous Announcement unless the context requires otherwise.

DESPATCH OF CIRCULARS

A circular of Tomorrow (the "Tomorrow Circular") containing, inter alia, details of the Share Sale Agreement and the Loan Settlement Agreement, a letter from the independent board committee of Tomorrow, a letter from the independent financial advisers and a notice of the special general meeting of Tomorrow (the "SGM"), together with a form of proxy was despatched to the shareholders of Tomorrow on 30th September, 2003.

A circular of Swank (the "Swank Circular") containing, inter alia, details of the Share Sale Agreement, the Loan Settlement Agreement, the Open Offer, a letter from the independent board committee of Swank, a letter from the independent financial adviser and a notice of the extraordinary general meeting of Swank (the "EGM"), together with a form of proxy was also despatched to the shareholders of Swank on 30th September, 2003.

Your attention is drawn to the letters of advice from the independent board committees of Tomorrow and Swank respectively and the letters of advice from the independent financial advisers to the independent board committees of Tomorrow and Swank respectively. You should read the above respective letters carefully before deciding to vote in favour of or against the resolutions to be proposed at the SGM and EGM respectively.

REVISED TIMETABLE

As disclosed in the Previous Announcement, the SGM and EGM were originally set on 16th October, 2003. However, due to the unavailability of certain directors of Swank on that date, the date of the SGM and EGM has now been rescheduled to 17th October, 2003. Set out below is the revised timetable for the Open Offer of Swank, capitalised terms used therein are referred to Swank only:

	2003
Despatch of circular to Shareholders	Tuesday, 30th September
Last day of dealing in the Shares on a cum-entitlement basis	Wednesday, 8th October
First day of dealing in the Shares on an ex-entitlement basis	Thursday, 9th October
Latest time for lodging transfers of the Shares accompanied by the relevant title documents in order to qualify for the Open Offer	4:00 p.m. on Monday, 13th October
Book closure period to determine eligibility for the Open Offer (both days inclusive)	Tuesday, 14th October to Friday, 17th October
Latest time for return of proxy form for EGM	10:00 a.m. on Wednesday, 15th October
Record Date	Friday, 17th October
EGM	10:00 a.m. on Friday, 17th October
Prospectus and application forms expected to be despatched	Friday, 17th October
Latest time for application and payment for the Offer Shares	4:00 p.m. on Friday, 31st October
Underwriting Agreement becoming unconditional	Tuesday, 4th November
Announcement of results of the Open Offer to be published on or before	Wednesday, 5th November
Share certificates for the Offer Shares to be posted on or before	Thursday, 6th November
Commencement of trading in the Offer Shares on the Stock Exchange	Monday, 10th November

The EGM of Swank will be held at Unit 3301, Level 33, Metroplaza, Tower I, 223 Hing Fong Road, Kwai Fong, New Territories, Hong Kong at 10:00 a.m. on 17th October, 2003 to consider, among other matters, the Share Sale Agreement, the Loan Settlement Agreement and the Open Offer.

The SGM of Tomorrow will be held at Unit 3301, Level 33, Metroplaza, Tower I, 223 Hing Fong Road, Kwai Fong, New Territories, Hong Kong at 11:00 a.m. on 17th October, 2003 to consider, among other matters, the Share Sale Agreement and the Loan Settlement Agreement.

By Order of the Board of Directors of
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

By Order of the Board of Directors of
Swank International Manufacturing Company Limited
Yau Tak Wah, Paul
Director

Hong Kong, 30th September, 2003

04 FEB 18 7:21

香港經濟日報
2003年10月2日 星期四

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

Tomorrow International Holdings Limited
明日國際集團有限公司
(於百慕達註冊成立之有限公司)

關連交易

Swank International Manufacturing Company Limited
恒光行實業有限公司
(於香港註冊成立之有限公司)

主要及關連交易
建議按所持每股現有股份配發13股發售股份之基準進行公開發售

聯合公佈

寄發通函
及
經修訂時間表

明日國際通函及恒光行通函已於二零零三年九月三十日分別寄發予明日國際及恒光行之股東。

恒光行之股東特別大會將於二零零三年十月十七日上午十時正假座香港新界葵芳興芳路223號新都會廣場第1座33樓3301室舉行，藉以考慮(其中包括)售股協議、貸款償還協議及公開發售。

明日國際之股東特別大會將於二零零三年十月十七日上午十一時正假座香港新界葵芳興芳路223號新都會廣場第1座33樓3301室舉行，藉以考慮(其中包括)售股協議及貸款償還協議。

謹提述明日國際集團有限公司及恒光行實業有限公司於二零零三年九月九日刊發之聯合公佈(「上一份公佈」)。除文義另有所指外，本公佈所用之詞彙與上一份公佈所定義者具相同涵義。

寄發通函

明日國際載有(其中包括)售股協議及貸款償還協議詳情、明日國際獨立董事委員會函件、獨立財務顧問函件及明日國際之股東特別大會(「明日國際股東特別大會」)通告之通函(「明日國際通函」)，連同代表委任表格已於二零零三年九月三十日寄發予明日國際股東。

恒光行載有(其中包括)售股協議、貸款償還協議、公開發售之詳情、恒光行獨立董事委員會函件、獨立財務顧問函件及恒光行之股東特別大會(「恒光行股東特別大會」)通告之通函(「恒光行通函」)，連同代表委任表格亦已於二零零三年九月三十日寄發予恒光行股東。

務請 閣下注意明日國際及恒光行各自之獨立董事委員會函件，以及明日國際及恒光行各自之獨立財務顧問致獨立董事委員會之意見函件。 閣下於決定就提呈明日國際股東特別大會及恒光行股東特別大會之決議案投票贊成或反對前，應仔細閱讀上述各份函件。

經修訂時間表

如上一份公佈所披露，明日國際股東特別大會及恒光行股東特別大會原訂於二零零三年十月十六日舉行。然而，由於若干恒光行董事未能於該日出席，明日國際股東特別大會及恒光行股東特別大會現已重訂於二零零三年十月十七日舉行。以下為恒光行公開發售經修訂之時間表，專用詞彙僅適用於恒光行：

	二零零三年
向股東寄發通函日期	九月三十日星期二
以附權基準買賣股份之最後日期	十月八日星期三
以除權基準買賣股份之首日	十月九日星期四
遞交轉讓股份連同有關所有權文件，以便符合資格參與公開發售之最後期限	十月十三日星期一下午四時正
暫停辦理股份過戶手續以釐定公開發售之資格之期間(首尾兩天包括在內)	十月十四日星期二至十月十七日星期五
交回恒光行股東特別大會代表委任表格之最後時間	十月十五日星期三上午十時正
記錄日期	十月十七日星期五
恒光行股東特別大會	十月十七日星期五上午十時正
章程及申請表格預期寄發日期	十月十七日星期五
申請發售股份及付款之最後期限	十月三十一日星期五下午四時正
包銷協議成為無條件之日	十一月四日星期二
公開發售結果將予公佈日期	十一月五日星期三或之前
寄發發售股份股票	十一月六日星期四或之前
發售股份於聯交所開始買賣日期	十一月十日星期一

恒光行股東特別大會將於二零零三年十月十七日上午十時正假座香港新界葵芳興芳路223號新都會廣場第1座33樓3301室舉行，藉以考慮(其中包括)售股協議、貸款償還協議及公開發售。

明日國際股東特別大會將於二零零三年十月十七日上午十一時正假座香港新界葵芳興芳路223號新都會廣場第1座33樓3301室舉行，藉以考慮(其中包括)售股協議及貸款償還協議。

承董事會命
明日國際集團有限公司
主席
邱德華

承董事會命
恒光行實業有限公司
董事
邱德華

香港，二零零三年九月三十日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all of your shares in Tomorrow International Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Tomorrow International Holdings Limited

明日國際集團有限公司

(incorporated in Bermuda with limited liability)

CONNECTED TRANSACTIONS

Independent financial adviser to the independent board committee of Tomorrow International Holdings Limited

Barits Securities (Hong Kong) Limited

A letter from the independent board committee of Tomorrow International Holdings Limited containing its recommendation in respect of the Share Sale Agreement and the Loan Settlement Agreement is set out on pages 17 of this circular.

A letter from Barits Securities (Hong Kong) Limited containing its advice to the independent board committee of Tomorrow International Holdings Limited in respect of the Share Sale Agreement and the Loan Settlement Agreement is set out on pages 18 to 27 of this circular.

A notice convening a special general meeting of Tomorrow International Holdings Limited to be held at Unit 3301, Level 33, Metroplaza, Tower I, 223 Hing Fong Road, Kwai Fong, New Territories, Hong Kong at 11:00 a.m. on 17th October, 2003 is set out on pages 33 to 35 of this circular, whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible to the Hong Kong branch share registrar of Tomorrow International Holdings Limited, Computershare Hong Kong Investor Services Limited, at Room 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, and in any event not less than 48 hours before the time appointed for holding such meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting (as the case may be) should you so wish.

30th September, 2003

CONTENTS

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"associate(s)"	has the meaning ascribed to it in the Listing Rules
"Barits"	Barits Securities (Hong Kong) Limited, the independent financial adviser to the Independent Board Committee and a deemed licensed corporation under the SFO
"Board"	the board of Directors
"Completion"	completion of the Share Sale Agreement
"Completion Date"	date of Completion
"Directors"	the directors of Tomorrow
"EGM"	an extraordinary general meeting of Swank to be convened to consider and, if thought fit, approve by the shareholders of Swank (other than Probest and its associates), amongst other matters, the Share Sale Agreement, the Loan Settlement Agreement and the Open Offer
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	the independent board committee of Tomorrow comprising Mr. Ng Wai Hung and Mr. Cheung Chung Leung, Richard, which has been formed to make recommendation to the Shareholders in respect of the Share Sale Agreement and the Loan Settlement Agreement
"Latest Practicable Date"	26th September, 2003, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Loan"	the unsecured loan with an aggregate principal amount of HK$250 million owing by Swank to Probest as at the date of the Share Sale Agreement and the Loan Settlement Agreement

"Loan Settlement Agreement"	the conditional agreement dated 3rd September, 2003 entered into between Swank and Probest for the settlement of the Loan
"Long Stop Date"	5:00 p.m. on 18th November, 2003 or such later date as Probest may agree in writing
"Offer Shares"	2,901,658,253 Shares proposed to be offered to the Qualifying Shareholders pursuant to the Open Offer
"Open Offer"	proposed issue of the Offer Shares to the Qualifying Shareholders on the terms set out in the Underwriting Agreement
"Probest"	Probest Holdings Inc., a company incorporated in the British Virgin Islands with limited liabilities which is interested in approximately 57.9% of the existing issued share capital of Swank and a wholly-owned subsidiary of Tomorrow, also the underwriter of the Open Offer
"Profitown"	Profitown Investment Corporation, a company formed in the British Virgin Islands with limited liability and a wholly-owned subsidiary of Swank
"Profitown Loan"	the entire amount of shareholder's loan due from Profitown to Swank at the time of completion of the Share Sale Agreement
"Promissory Note"	the promissory note in the sum of HK$163 million to be issued by Swank pursuant to the Loan Settlement Agreement
"Qualifying Shareholder(s)"	the shareholders who, on 17th October, 2003, being the date by reference to which entitlements under the Open Offer will be determined, have addresses in Hong Kong on the register of members of Swank
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

"SGM"	a special general meeting of Tomorrow to be convened, to consider and, if thought fit, approve by the Shareholders, amongst other matters, the Share Sale Agreement and the Loan Settlement Agreement
"Share(s)"	ordinary share(s) of HK$0.01 each in the issued share capital of Tomorrow
"Shareholder(s)"	holders of the Shares
"Share Sale Agreement"	the conditional sale and purchase agreement dated 3rd September, 2003 entered into between Probest, Swank, and Tomorrow relating to the sale of 30% of the entire issued share capital in Profitown and 30% of the Profitown Loan by Swank to Probest
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Swank"	Swank International Manufacturing Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and is owned as to approximately 57.9% by Probest
"Swank Group"	Swank and its subsidiaries
"Tomorrow"	Tomorrow International Holdings Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Tomorrow Group"	Tomorrow and its subsidiaries other than the Swank Group
"Underwriting Agreement"	the agreement entered into between Probest, Swank and Tomorrow dated 3rd September, 2003 in relation to the underwriting of the Open Offer
"Winspark"	Winspark Venture Limited, a company incorporated in British Virgin Islands with limited liability
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"%"	per cent.

Tomorrow International Holdings Limited
明日國際集團有限公司
(incorporated in Bermuda with limited liability)

Executive Directors:
Yau Tak Wah, Paul *(Chairman)*
Tam Ping Wah
Louie Mei Po
Wong Shin Ling, Irene
Tam Wing Kin

Independent non-executive Directors:
Ng Wai Hung
Cheung Chung Leung, Richard

Registered Office:
Clarendon House
Church Street
Hamilton HM11
Bermuda

Head Office and Principal Place of Business:
27th Floor
Henley Building
5 Queen's Road Central
Hong Kong

30th September, 2003

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS

INTRODUCTION

On 31st January, 2002, Tomorrow and Swank jointly announced that, on 21st January, 2002, Probest and the vendor entered into a sale and purchase agreement pursuant to which Probest agreed to acquire (i) approximately 71.9% of the shareholding interests in Swank, at a consideration of HK$10.0 million; and (ii) bank debts of an aggregate principal amount of HK$250 million then owed by Swank Group to 26 banks and financial creditors, at a consideration of HK$58 million.

Following Probest's acquisition of a controlling stake in Swank in early 2002, the financial performances of the Swank Group have been improved, however, the Swank Group has still been operating under tight cashflow and Swank failed to fulfill its legal obligations to make principal repayments and interest payment for the Loan since 1st March, 2002.

Reference is made to the joint announcements issued by Tomorrow and Swank dated 4th March, 2003 and 27th August, 2003 and the circulars of Tomorrow and Swank dated 7th April, 2003. On 4th March, 2003, a conditional asset disposal agreement was entered into between Tomorrow, Swank and Probest and a conditional loan restructuring agreement was entered into between Probest and Swank. According to the asset disposal agreement, Swank conditionally agreed to sell to Probest its 30% equity interest in Profitown and 30% of the Profitown Loan. Pursuant to the conditional loan restructuring agreement, agreement was reached regarding the remaining principal of the loan of HK$247 million and it was proposed to restructure the Loan including, among others, the issue of a convertible note and the execution of a share mortgage by Swank in favour of Probest. These transactions were subsequently terminated on 27th August, 2003 as the directors of Swank were in discussion with Probest on other possible settlement arrangement in relation to the Loan.

On 9th September, 2003, Tomorrow and Swank jointly announced that, on 3rd September, 2003, they and Probest entered into, among others, the conditional Share Sale Agreement and the Underwriting Agreement. On 3rd September, 2003, Swank and Probest also entered into the conditional Loan Settlement Agreement relating to the remaining principal of the Loan of HK$247 million. Set out below are the major terms of the Share Sale Agreement and the Loan Settlement Agreement.

- **The Share Sale Agreement**

Pursuant to the Share Sale Agreement, Swank conditionally agreed to sell to Probest 30% of the entire issue share capital in Profitown and 30% of the Profitown Loan as at the Completion Date for an aggregate consideration of HK$3 million. Such consideration will be satisfied by Probest upon Completion by offsetting an equivalent amount of HK$3 million outstanding principal of the Loan of HK$250 million due from Swank to Probest.

- **The Loan Settlement Agreement**

Set out below are the major terms conditionally agreed between Swank and Probest under the Loan Settlement Agreement:

(i) Probest agrees to waive the repayment of the outstanding principal of HK$47 million of the Loan and the normal and default interest accrued on the entire Loan since 1st March, 2002 up to the effective date of the Loan Settlement Agreement. As at the date of the Loan Settlement Agreement, the normal and default interest amounted to approximately HK$23.7 million;

(ii) Swank agrees to apply the net proceeds from the Open Offer to repay HK$37 million of the Loan; and

(iii) the remaining outstanding principal of HK$163 million of the Loan after completion of the Share Sale Agreement and the Open Offer and the Loan Settlement Agreement being effective shall be repaid by Swank to Probest by instalments in accordance with the terms of the Promissory Note.

- **The Underwriting Agreement**

Pursuant to the Underwriting Agreement, Tomorrow and Probest have respectively agreed to act as the guarantor and the underwriter in respect of the Open Offer proposed to provisionally allot 13 Offer Shares for every Swank share held by the Qualifying Shareholders. The subscription price for each Offer Share is HK$0.013. Shareholders should note that as at the date of the Underwriting Agreement, Probest, a wholly owned subsidiary of Tomorrow, already holds approximately 57.9% shareholding interest in Swank. Hence, the underwriting of Swank shares by Probest will not trigger any general offer obligation on the part of Probest under the Hong Kong Code on Takeovers and Mergers. As at the Latest Practicable Date, Swank had net liabilities of approximately HK$0.403 per share (based on the audited net liabilities of approximately HK$89.9 million as at 31st December, 2002 and a total number of 223,204,481 Swank shares in issued as at the Latest Practicable Date).

The Share Sale Agreement and the Loan Settlement Agreement are inter-conditional on each other. Upon Completion and the Loan Settlement Agreement becoming effective (but not taking into account of the effect of the Open Offer), total outstanding indebtedness (excluding interests) owed by Swank to Probest will be reduced by HK$50 million, and in return, Probest will receive 30% equity interest in Profitown and 30% of the Profitown Loan which in total amounted to approximately HK$52 million as at 31st December, 2002 or approximately HK$51.4 million as at 30th June, 2003. The proforma unaudited consolidated net tangible assets of Profitown (including the Profitown Loan) and the Profitown Loan as at (i) 31st December, 2002 was approximately HK$42.5 million and HK$130.9 million respectively; and (ii) 30th June, 2003 was approximately HK$32.5 million and HK$138.8 million respectively.

As at the date of the Share Sale Agreement and the Loan Settlement Agreement, Probest, which is a wholly owned subsidiary of Tomorrow, is interested in approximately 57.9% of the issued share capital of Swank. Accordingly, the entering into of the Share Sale Agreement and the Loan Settlement Agreement constitute connected transactions for Tomorrow under the Listing Rules, which will be subject to the approval by the independent Shareholders. As none of the directors, chief executive or substantial shareholders of Tomorrow has any direct interest in Swank and in the Share Sale Agreement and the Loan Settlement Agreement (save for the indirect interest in Swank through Probest), no Shareholders is required to abstain from voting on the Share Sale Agreement and the Loan Settlement Agreement at the SGM. Winspark, the controlling

Shareholder holding approximately 58.0% of the issued share capital of Tomorrow, has indicated that it will vote in favour of the resolutions approving the Share Sale Agreement and Loan Settlement Agreement at the SGM. The Independent Board Committee has been formed to consider the terms of the Share Sale Agreement and the Loan Settlement Agreement. Barits has been appointed as the independent financial adviser to the Independent Board Committee in this regard.

The purpose of this circular is to provide you with further information regarding the Share Sale Agreement and the Loan Settlement Agreement, and to set out the advice of the Independent Board Committee on the respective terms of the Share Sale Agreement and Loan Settlement Agreement.

THE SHARE SALE AGREEMENT

Date

3rd September, 2003

Parties

Vendor	:	Swank
Purchaser	:	Probest
Guarantor for the obligations of Probest as purchaser	:	Tomorrow

Principal terms of the Share Sale Agreement

Pursuant to the Share Sale Agreement, Swank conditionally agreed to sell to Probest 30% of the entire issued share capital in Profitown and 30% of the Profitown Loan as at the Completion Date for an aggregate consideration of HK$3 million. Such consideration shall be satisfied by Probest upon Completion by offsetting an equivalent amount of HK$3 million outstanding principal of the Loan due from Swank to Probest.

Profitown is a wholly-owned subsidiary of Swank and is the intermediate holding company of all the operating subsidiaries and associated companies of Swank engaging in the design, manufacture and marketing of frames, sunglasses and lenses.

The consideration under the Share Sale Agreement of HK$3 million was determined after arm's length negotiations among the parties after taking into account (i) the waiver of the Loan principal of HK$47 million by Probest pursuant to the Loan Settlement Agreement (as described below); (ii) with reference to the 30% attributable value of the proforma unaudited consolidated net tangible assets of Profitown (including the Profitown Loan) and the Profitown Loan of approximately HK$52 million as at 31st December, 2002. The proforma unaudited consolidated net tangible assets of Profitown (including the Profitown Loan) and the Profitown Loan as at 31st December, 2002 was approximately HK$42.5 million and HK$130.9 million respectively.

Conditions of the Share Sale Agreement

The Share Sale Agreement is conditional upon, inter alia:

(i) the passing at the EGM by the shareholders of Swank (other than Probest and its associates) of ordinary resolutions approving (i) the Share Sale Agreement; (ii) the Open Offer; and (iii) the Loan Settlement Agreement and the issue of the Promissory Note;

(ii) all other consents and acts required of Swank in connection with the Share Sale Agreement under the Listing Rules having been obtained and completed or, as the case may be, the relevant waiver from compliance with any of such rules having been obtained from the Stock Exchange;

(iii) the approval by the Shareholders of the Share Sale Agreement by way of an ordinary resolution to be passed at the SGM;

(iv) the Loan Settlement Agreement becoming unconditional, save for any condition therein requiring the Share Sale Agreement to become unconditional or having been completed;

(v) the Stock Exchange granting or agreeing to grant (subject to allotment) the listing of, and permission to deal in, the Offer Shares; and

(vi) the Open Offer becoming unconditional.

If any of the abovementioned conditions are not fulfilled on or before the Long Stop Date (unless extended by agreement with Probest), the Share Sale Agreement shall lapse and be of no further effect, and no party to the Share Sale Agreement shall have any claim against or liability to the other parties thereunder, save in respect of any antecedent breaches thereof.

Information on Profitown

Profitown was incorporated with limited liability in the British Virgin Islands on 19th November, 2002. Profitown is a wholly-owned subsidiary of Swank. Pursuant to a group reorganisation of the Swank Group in August 2003, all the interest of Swank in its operating subsidiaries and associated companies and all intra-company indebtedness between Swank and its subsidiaries and associated companies were transferred to Profitown. As a result, Profitown became the intermediate holding company of all the operating subsidiaries and associated companies of Swank engaging in the design, manufacture and marketing of frames, sunglasses and lenses. All the businesses previously carried out by the Swank Group, namely, the design, manufacture and marketing of frames, sunglasses and lenses, have since then been conducted by Profitown's subsidiaries and associated companies.

The composition of the board of directors of Profitown currently comprises seven members, five of whom are also existing directors of both Tomorrow Swank and the remaining two are directors of Swank. There is no intention to change the board of directors of Profitown upon completion of the Share Sale Agreement and the Loan Settlement Agreement.

The Profitown Loan is unsecured and has no fixed repayment date. Profitown has undertaken to Swank that any surplus cash generated from the businesses carried out by its subsidiaries and associated companies shall, after appropriating a sum for operating expenses, be applied to repay the Profitown Loan or to make advances to Swank on the same terms as the Profitown Loan for the purposes of enabling Swank to repay the amounts due under the Promissory Note.

The proforma unaudited consolidated net tangible assets of Profitown (including the Profitown Loan) and the Profitown Loan as at 31st December, 2002 was approximately HK$42.5 million and HK$130.9 million respectively. The proforma unaudited consolidated net tangible assets of Profitown (including the Profitown Loan) and the Profitown Loan as at 30th June, 2003 was approximately HK$32.5 million and HK$138.8 million respectively. The proforma unaudited consolidated net losses and profits of Profitown for the two years ended 31st December, 2002 and for the six months ended 30th June, 2003 are summarised as follows:

	Year ended 31st December,		**Six months ended 30th June**
	2001	**2002**	**2003**
	HK$ million	*HK$ million*	*HK$ million*
	(unaudited)	*(unaudited)*	*(unaudited)*
Profit/(Loss) before taxation and minority interests	(58.8)	10.8	(10.0)
Profit/(Loss) after taxation but before minority interests	(59.1)	9.8	(10.0)
Profit/(Loss) attributable to shareholders	(58.9)	10.1	(9.8)

THE LOAN SETTLEMENT AGREEMENT

Date:

3rd September, 2003

Parties:

Lender : Probest

Borrower : Swank

Principal terms of the Loan Settlement Agreement

Pursuant to the Loan Settlement Agreement, Probest conditionally agreed that the remaining principal of the Loan of HK$247 million due from Swank to Probest after completion of the Share Sale Agreement and the Open Offer will be settled in the following manner:

(i) Probest agrees to waive the repayment of the outstanding principal of HK$47 million of the Loan and the normal and default interest accrued on the entire Loan since 1st March 2002 up to the date of the Loan Settlement Agreement taking effect which amounted to approximately HK$23.7 million as at the date of the Loan Settlement Agreement. Completion of the Loan Settlement Agreement shall take place on satisfaction of the conditions set out in the paragraph headed "Conditions of the Loan Settlement Agreement" below (provided such conditions are satisfied no later than the Long Stop Date);

(ii) Swank agrees to apply the net proceeds from the Open Offer to repay HK$37 million of the Loan; and

(iii) the remaining outstanding principal sum of the Loan of HK$163 million shall be repaid by Swank to Probest by instalments in accordance with the terms of the Promissory Note.

Principal terms of the Promissory Note

Principal amount: HK$163 million, which shall be payable by Swank to Probest by the following instalments, subject as hereinafter provided.

Principal amount	*Repayment date*
HK$25,500,000	1st June, 2004
HK$62,500,000	1st June, 2005
HK$75,000,000	1st June, 2006
HK$163,000,000	

Maturity Date: 1st June, 2006

Interest: 1% per annum above the prime rate for Hong Kong dollar quoted from time to time by The Hongkong and Shanghai Banking Corporation Limited, which is based on the prevailing market rate and is equal to the existing interest rate of the Loan

The Promissory Note is unsecured. If any event of default has occurred Probest may, by written notice to Swank, demand immediate payment of all outstanding principal and accrued interest. At any time after the Promissory Note has become immediately due and payable, Probest may, without further notice, institute such proceedings as it may think fit to enforce payment due.

The Promissory Note shall replace the existing loan agreement governing the Loan. The effect of the Share Sale Agreement, the Loan Settlement Agreement and the Open Offer on Swank's indebtedness to Probest is as follows:

	HK$' million
Outstanding principal of the Loan	250.0
Set off against the consideration under the Share Sale Agreement	(3.0)
Waived by Probest pursuant to the Loan Settlement Agreement	(47.0)
Repaid by net proceeds from the Open Offer	(37.0)
Principal balance due under the Promissory Note	163.0

The Promissory Note has no particular conditions to be fulfilled by both Probest and Swank. However, the Promissory Note will only be issued upon the Loan Settlement Agreement becoming effective, which is conditional upon the fulfilment of all the conditions set out in the paragraph headed "Conditions of the Loan Settlement Agreement" below.

Conditions of the Loan Settlement Agreement

The Loan Settlement Agreement shall take effect on the date when the last of the following conditions shall have been satisfied:

(i) the passing at the EGM by shareholders of Swank (other than Probest and its associates) of ordinary resolutions approving (i) the Loan Settlement Agreement and the issuance of the Promissory Note; (ii) the Share Sale Agreement and the transactions contemplated thereunder; and (iii) the Open Offer;

(ii) the approval by the Shareholders of the Loan Settlement Agreement (including the Promissory Note) having been obtained by way of an ordinary resolution to be passed at the SGM;

(iii) all other consents and acts required of Swank/Tomorrow in connection with the Loan Settlement Agreement and the Promissory Note under the Listing Rules having been obtained and completed or, as the case may be, the relevant waiver from compliance with any of such rules having been obtained from the Stock Exchange;

(iv) the Share Sale Agreement becoming unconditional, save for any condition therein requiring the Loan Settlement Agreement to become unconditional or having taken effect, and having been completed;

(v) the Stock Exchange granting or agreeing to grant (subject to allotment) the listing of, and permission to deal in, the Offer Shares;

(vi) the Open Offer becoming unconditional;

(vii) the net proceeds of the Open Offer having been paid to Probest in partial reduction of the Loan; and

(viii) the due execution by Swank of the Promissory Note contemplated under the Loan Settlement Agreement and their proper delivery to Probest (including the certified true copies of resolutions of the board of directors of Swank approving the aforesaid documents).

None of the abovementioned conditions can be waived by any of Probest or Swank. If any of these conditions are not fulfilled on or before the Long Stop Date (unless extended by agreement with Probest), the Loan Settlement Agreement shall lapse and be of no further effect, and no party to the Loan Settlement Agreement shall have any claim against or liability to the other parties thereunder, save in respect of any antecedent breaches thereof.

COMPLETION

Completion of the Share Sale Agreement and Loan Settlement Agreement is to take place on the first business day after the satisfaction of the conditions (and in any event no later than the Long Stop Date) referred to in the paragraphs headed "Conditions of the Share Sale Agreement" and "Conditions of the Loan Settlement Agreement" above.

SHAREHOLDING AND GROUP STRUCTURES

Set out below are the group structures of the Swank Group before and after Completion and the Loan Settlement Agreement becoming effective (not taken into account of any increase in shareholdings of Probest in Swank as a result of its underwriting the Open Offer):

Before Completion and the Loan Settlement Agreement becoming effective:


Tomorrow
100%
Probest
57.9%
Swank
100%
Profitown
Subsidiaries and associated companies engaged in the spectacle business
The Loan of HK$250 million
The Profitown Loan
Inter-company balances

After Completion and the Loan Settlement Agreement becoming effective (not taken into account of any increase in shareholdings of Probest in Swank as a result of its underwriting the Open Offer):


Tomorrow
100.0%
Probest
Promissory Note
HK$163 million
57.9%
30% of the
Profitown
Loan
30%
Swank
70%
70% of the
Profitown
Loan
Profitown
Inter-
company
balances
Subsidiaries and
associated companies
engaged in the
spectacle business

REASONS FOR ENTERING INTO THE SHARE SALE AGREEMENT AND THE LOAN SETTLEMENT AGREEMENT

The Tomorrow Group is mainly engaged in the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards, the trading and distribution of electronic parts and components, the trading of listed equity investment, the provision of loan financing and the manufacture and sale of optical products.

Following the acquisition of the controlling stake in Swank by the Tomorrow Group in early 2002, the Swank Group's financial results have improved. Notwithstanding the improvement in its financial results, the Swank Group has still been operated under tight cashflow and it failed on several occasions to meet its legal obligation as regards the repayment of principal and payments of interest for the Loan since 1st March, 2002.

The Directors are of the view that the entering into of the Share Sale Agreement and the Loan Settlement Agreement are intended for Tomorrow to partly recover the Loan from Swank to the extent of HK$50 million in kind, namely the 30% of the entire issued share capital in Profitown and 30% of the Profitown Loan, on completion of the Share Sale Agreement and the Loan Settlement Agreement. Pursuant to the Loan Settlement Agreement, the Tomorrow Group will waive the interest receivable from Swank from 1st March, 2002 up to the effective date of

the Loan Settlement Agreement, which amounted to approximately HK$23.7 million as at the date of the Loan Settlement Agreement (or of approximately HK$27.1 million expected to be as at the Long Stop Date). In light of Swank being a subsidiary of Tomorrow, the interest income and accrued interest of Tomorrow and the interest expense and interest payable of Swank would be set off against each other on group level upon consolidating the financial statements of Tomorrow. Accordingly, the Directors anticipate that solely as a result of entering into the Share Sale Agreement and the Loan Settlement Agreement, the profit and loss account and balance sheet of Tomorrow will not be materially affected on a consolidated basis. The waiver of the interest forms part of the whole arrangement pursuant to the Share Sale Agreement and the Loan Settlement Agreement. The Directors also consider that the overall arrangement shall relieve the cashflow pressure of Swank, and having taken into account that Swank is a subsidiary of Tomorrow, the enhanced financial condition of Swank shall be favourable to the Tomorrow Group and the Swank Group as a whole. The Directors therefore consider that the entering into of the Share Sale Agreement and the Loan Settlement Agreement protect the rights of Tomorrow as a creditor of Swank while allowing financial flexibility for the Swank Group to continue its operation.

In addition, the entering into of the Share Sale Agreement and the Loan Settlement Agreement will result in Tomorrow increasing its attributable interest and share of results in the spectacle business of Swank as the Tomorrow Group would own 30% direct interest in Profitown in addition to its indirect holdings in Profitown through its approximately 57.9% interest in Swank. Pursuant to the Share Sale Agreement and the Loan Settlement Agreement (but not taking into account of the effect of the Open Offer), total outstanding indebtedness (excluding interests) owed by Swank to Probest will be reduced by HK$50 million, and in return, Probest will own 30% equity interest in Profitown and 30% of the Profitown Loan which amounted to approximately HK$52 million as at 31st December, 2002 (or approximately HK$51.4 million as at 30th June, 2003). Having taken into consideration that (i) the net liabilities of the Swank Group; (ii) the proforma unaudited consolidated net asset value of Profitown (including the Profitown Loan) and the Profitown Loan (of approximately HK$42.5 million and HK$130.9 million respectively as at 31st December, 2002 and approximately HK$32.5 million and approximately HK$138.8 million respectively as at 30th June, 2003); and (iii) the working capital position of the Swank Group, the Directors consider that the terms of the Share Sale Agreement and the Loan Settlement Agreement are fair and reasonable and are in the interests of Tomorrow and its Shareholders as a whole.

Upon Completion and the Loan Settlement Agreement becoming effective, the Tomorrow Group is expected to record a HK$3 million investment, and the Loan will be decreased by HK$3 million, while a negative goodwill of approximately HK$48 million (based on the proforma unaudited consolidated net tangible assets of Profitown (including the Profitown Loan) and the Profitown Loan as at 30th June, 2003 of approximate HK$32.5 million and HK$138.8 million respectively) generated from the acquisition of 30% of the equity interest in Profitown and 30% of the Profitown Loan is expected to be offset by the HK$47 million Loan waived. The proforma unaudited consolidated net tangible assets of Profitown (including the Profitown Loan) and the Profitown Loan as at 31st December, 2002 was approximately HK$42.5 million and HK$130.9 million respectively.

Save as the aforesaid Loan, as at the Latest Practicable Date, there are no other outstanding advances or loans made by the Tomorrow Group to the Swank Group.

SGM

A notice convening the SGM to be held at Unit 3301, Level 33, Metroplaza Tower I, 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong on 17th October, 2003 at 11:00 a.m. for the purpose of considering and, if thought fit, passing the ordinary resolutions in relation to the Share Sale Agreement and the Loan Settlement Agreement is set out on pages 33 and 35 of this circular.

A form of proxy for use at the SGM is enclosed with this circular. Whether or not you are able to attend the meeting in person, you are requested to complete and return the form of proxy to Tomorrow's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited at Room 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong in accordance with the instructions printed thereon as soon as possible but in any event not later than 48 hours before the time appointed for the holding of the SGM or any adjourned meeting (as the case may be). Completion of the form of proxy will not preclude you from attending and voting at the SGM or any adjourned meeting (as the case may be) should you so wish.

RECOMMENDATION

The text of a letter to the Shareholders from the Independent Board Committee, containing its recommendation in relation to the Share Sale Agreement and the Loan Settlement Agreement, is set out in this circular. Having considered the advice from Barits to the Independent Board Committee, in relation to the Share Sale Agreement and the Loan Settlement Agreement, which is set out in this circular, the Independent Board Committee is of the opinion that the Share Sale Agreement and the Loan Settlement Agreement are in the interests of Tomorrow and the Shareholders and the terms of the Share Sale Agreement and the Loan Settlement Agreement are fair and reasonable so far as the Shareholders and Tomorrow as a whole are concerned.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendix in this circular.

Yours faithfully,
By order of the board of
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

Tomorrow International Holdings Limited
明日國際集團有限公司
(incorporated in Bermuda with limited liability)

30th September, 2003

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS

We refer to the circular of Tomorrow dated 30th September, 2003 (the "Circular") of which this letter forms a part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

We, being the independent non-executive Directors constituting the Independent Board Committee, have been appointed by the Board to advise you as to whether the respective terms of the Share Sale Agreement and the Loan Settlement Agreement are (i) fair and reasonable so far as the Shareholder are concerned; and (ii) in the interest of Tomorrow and the Shareholders as a whole. Barits has been appointed as the independent financial adviser to advise us in this regard.

Having considered the respective terms of the Share Sale Agreement and the Loan Settlement Agreement, and the principal factors, reasons and recommendation of Barits as set out in the Circular, we are of the view that the respective terms of the Share Sale Agreement and the Loan Settlement Agreement are fair and reasonable so far as Tomorrow and the Shareholders as a whole. Accordingly, we recommend the Shareholders to vote in favour of the ordinary resolutions to approve the Share Sale Agreement and the Loan Settlement Agreement as set out in the notice of SGM contained in this Circular.

Your attention is also drawn to the (i) letter from the Board; (ii) the letter from Barits; and (iii) the additional information set out in the appendix of/to the Circular.

Yours faithfully,
For and on behalf of the
Independent Board Committee

Ng Wai Hung	**Cheung Chung Leung, Richard**
Independent non-executive Director	*Independent non-executive Director*

The following is the text of a letter of advice from Barits to the Independent Board Committee in connection with the Share Sale Agreement and the Loan Settlement Agreement, which has been prepared for the purpose of inclusion in this circular.

Barits Securities (Hong Kong) Limited
Room 3406, 34/F
Edinburgh Tower, The Landmark
15 Queen's Road Central
Hong Kong

30th September, 2003

To the Independent Board Committee of
Tomorrow International Holdings Limited

Dear Sirs,

CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee as regards the fairness and reasonableness of the respective terms of the Share Sale Agreement and the Loan Settlement Agreement, details of which are set out in the letter from the Board contained in this circular, of which this letter forms part. Unless otherwise defined, capitalised terms used in this letter shall have the same meanings as defined in this circular.

On 9th September, 2003 Swank and Tomorrow jointly announced that, on 3rd September, 2003, they and Probest entered into the conditional Share Sale Agreement and that Swank and Probest entered into the conditional Loan Settlement Agreement (collectively, the "Agreements"). As at the date of the Agreements, Probest, which is a wholly owned subsidiary of Tomorrow, is interested in approximately 57.9% of the issued share capital of Swank. Accordingly, the entering into of the Agreements constitutes connected transactions for Tomorrow under the Listing Rules and is subject to the approval by the independent Shareholders. As none of the connected persons (as defined under the Listing Rules) of Tomorrow has any direct interest in Swank and in the Agreements (save for the indirect interest in Swank through Probest), no Shareholder is required to abstain from voting on the Agreements at the SGM. Winspark, the

controlling Shareholder holding approximately 58.0% of the issued share capital of Tomorrow, has indicated that it will vote in favour of the resolutions approving the Agreements at the SGM. The Independent Board Committee comprising the independent non-executive Directors, namely Mr. Ng Wai Hung and Mr. Cheung Chung Leung, Richard, has been formed to consider the respective terms of the Agreements and to advise the Shareholders thereon. We have been appointed as the independent financial adviser to the Independent Board Committee in this regard.

In formulating our opinion and advice, we have relied on the accuracy of the information and representations contained in this circular and information provided to us by the Directors. We have assumed that all information, facts and representations made to us by the Directors or referred to in this circular are true and accurate at the time they were made and will continue to be true at the date of the SGM. The Directors have also confirmed that the information and facts supplied to us are complete and that no material facts have been omitted from the information supplied and referred to in this circular. We have no reason to doubt the truth, accuracy and completeness of the information provided, and representations made, to us by the Directors. We have relied on such information and consider that the information that we have received is sufficient for us to reach an informed view on the respective terms of the Agreements and provide us with a reasonable basis for our recommendation. We have not, however, conducted an in-depth investigation into the business affairs, financial position or future prospects of the Tomorrow Group or the Swank Group nor have we carried out any independent verification of the information supplied.

BACKGROUND

- On 31st January, 2002, an announcement was jointly issued by Tomorrow and Swank regarding a sale and purchase agreement dated 21st January, 2002 entered into between Probest, a wholly owned subsidiary of Tomorrow, and the vendor, pursuant to which Probest agreed to acquire (i) approximately 71.9% shareholding interest in Swank at a consideration of HK$10.0 million; and (ii) bank debts in an aggregate principal amount of HK$250 million then owed by the Swank Group to a total of 26 banks and financial creditors at a consideration of HK$58.0 million. The abovementioned sale and purchase agreement was completed on 1st March, 2002 resulting in Swank becoming a subsidiary of Tomorrow.

- As set out in the 2002 annual report of Swank, on 1st March, 2002, the bank debts of HK$250 million owed by the Swank Group was transferred to Probest. We are advised by the Directors that a normal interest rate of 1% per annum over the Hong Kong dollar prime rate and a default interest rate are charged on the amount due on the principal of the Loan. As disclosed in the said annual report, as at 31st December, 2002, the loan principal of HK$25 million and the accrued loan interest of approximately HK$13.0 million were overdue. We are advised by the Directors that the said accrued interest of approximately HK$13.0 million forms part of the loan interests of approximately HK$23.7 million to be waived under the Loan Settlement Agreement as mentioned below. The Loan due from Swank to Probest is unsecured.

- On 4th March, 2003, Tomorrow and Swank jointly issued an announcement regarding (i) a conditional asset disposal agreement by Tomorrow, Swank and Probest; and (ii) a conditional loan restructuring agreement by Probest and Swank, both entered into on 4th March, 2003. Pursuant to the asset disposal agreement and the loan restructuring agreement, Swank agreed to sell to Probest its 30% equity interest in Profitown and 30% of the Profitown Loan and to restructure the Loan including, among others, the issue of a convertible note and the execution of a share mortgage by Swank in favour of Probest. These transactions were subsequently terminated on 27th August, 2003 as the directors of Swank were in discussion with Probest on other possible settlement arrangements in relation to the Loan.

- On 9th September, 2003, Tomorrow and Swank jointly announced that, among others, (i) the conditional Share Sale Agreement and the Underwriting Agreement were entered into between Tomorrow, Swank and Probest; and (ii) the conditional Loan Settlement Agreement was entered into between Swank and Probest, all on 3rd September, 2003.

PRINCIPAL FACTORS CONSIDERED

In giving our advice to the Independent Board Committee, we have taken into account the following principal factors in considering whether or not the respective terms of the Share Sale Agreement and the Loan Settlement Agreement are fair and reasonable:

1. The Share Sale Agreement

The Share Sale Agreement and the Loan Settlement Agreement are inter-conditional. Details of the Share Sale Agreement and the Loan settlement Agreement are set out in the letter from the Board.

Pursuant to the Share Sale Agreement, Swank conditionally agreed to sell to Probest its 30% equity interest in Profitown and 30% of the Profitown Loan as at the Completion Date for an aggregate consideration of HK$3 million. Such consideration will be satisfied by Probest upon Completion by offsetting an equivalent amount of HK$3 million outstanding principal of the Loan of HK$250 million due from Swank to Probest.

As set out in the letter from the Board, the consideration under the Share Sale Agreement of HK$3 million was determined after arm's length negotiations among the parties and taking into account (i) the waiver of the Loan principal of HK$47.0 million by Probest pursuant to the Loan Settlement Agreement; (ii) the 30% attributable value of Profitown's proforma unaudited consolidated net tangible assets value (including the Profitown Loan) and the Profitown Loan of approximately HK$52.0 million as at 31st December, 2002.

Information on Profitown

Profitown is a wholly owned subsidiary of Swank. Following completion of a group reorganisation of the Swank Group in August 2003, Profitown became the intermediate holding company of all the operating subsidiaries and associated companies of Swank engaging in the design, manufacture and marketing of frames, sunglasses and lenses.

A summary of the proforma unaudited consolidated net losses and profits before and after taxation of Profitown for the two years ended 31st December, 2002 and for the six months ended 30th June, 2003 is set out in the letter from the Board. According to the said proforma unaudited consolidated profit and loss account of Profitown, Profitown reported (i) an unaudited loss attributable to shareholders of approximately HK$58.9 million in year 2001; (ii) an unaudited profit attributable to shareholders of approximately HK$10.1 million in year 2002; and (iii) an unaudited loss attributable to shareholders of approximately HK$9.8 million for the six months ended 30th June, 2003. We are advised by the Directors that the improvement in the results of Profitown in year 2002 was mainly due to (i) strict cost control measures adopted by Swank; (ii) write back of interests on bank loans and overdraft of approximately HK$17.3 million; and (iii) certain provisions of approximately HK$31.6 million were made in year 2001 (nil in year 2002) for impairment loss on interests in associates, fixed assets, unrecoverable debts and closure of certain subsidiaries. As set out in the letter from the Board, the proforma unaudited consolidated net tangible assets of Profitown (including the Profitown Loan) and the Profitown Loan as at (i) 31st December, 2002 amounted to approximately HK$42.5 million and HK$130.9 million, respectively; and (ii) 30th June, 2003 amounted to approximately HK$32.5 million and HK$138.8 million, respectively.

In general, one of the most commonly used references for valuing an entity is based on a price earnings multiple. However, we consider that in this case a reliable price earnings multiple is not available for evaluation purpose given the fact that (i) Swank has a long loss-making history for six out of seven financial years from 1996 to 2002; and (ii) it is uncertain as to whether profitability achieved in year 2002 could be sustained as the latest published unaudited interim results of Swank for the six month ended 30th June, 2003 revealed that an unaudited consolidated loss attributable to shareholders of approximately HK$9.8 million was recorded.

2. The Loan Settlement Agreement

Pursuant to the Loan Settlement Agreement, the following major terms are conditionally agreed between Swank and Probest:

(i) Probest agrees to waive the repayment of the outstanding principal of HK$47 million of the Loan and the normal and default interest accrued on the entire Loan since

1st March, 2002 up to the effective date of the Loan Settlement Agreement, which amounted to approximately HK$23.7 million as at the date of the Loan Settlement Agreement;

(ii) Swank agrees to apply the net proceeds from the Open Offer to repay HK$37 million of the Loan; and

(iii) the remaining outstanding principal of HK$163 million of the Loan after completion of the Share Sale Agreement and the Open Offer and the Loan Settlement Agreement Becoming effective shall be repaid by Swank to Probest by instalments in accordance with the terms of the Promissory Note set out in the paragraph headed "Principal terms of the Promissory Note" in the letter from the Board.

The Promissory Note

Pursuant to the Loan Settlement Agreement, the Promissory Note shall replace the existing loan agreement governing the Loan.

Set out below is a table comparing the repayment schedule under the loan agreement and the Promissory Note:

The loan agreement		The Promissory Note	
Principal amount HK$' million	**Repayment date**	**Principal amount** HK$' million	**Repayment date**
25.0	1st June, 2002	N/A	N/A
37.5	1st June, 2003	N/A	N/A
50.0	1st June, 2004	25.5	1st June, 2004
62.5	1st June, 2005	62.5	1st June, 2005
75.0	1st June, 2006	75.0	1st June, 2006
250.0		163.0	

According to the above table, we note that under both the loan agreement and the Promissory Note, the unexpired repayment dates for the three installments commencing 1st June, 2004 are identical to each other. In addition, as set out in the paragraph headed "Principal terms of the Promissory Note" in the letter from the Board, a normal interest rate at 1% per annum over the prime rate for Hong Kong dollar is charged under both the loan agreement and the Promissory Note. As a result, we consider that the replacement of the loan agreement by the Promissory Note does not have any adverse impact on the Tomorrow Group.

In addition, both of the Loan and the Promissory Note is unsecured. According to the Promissory Note, if any event of default has occurred Probest may, by written notice to Swank demand immediate payment of all the outstanding principal and accrued interest. In addition, at any time after the Promissory Note has become immediately due and payable, Probest may, without further notice, institute such proceedings as it may think fit to enforce payment due.

As set out in the letter from the Board, the Profitown Loan is unsecured and has no fixed date of repayment. Profitown has undertaken to Swank that any surplus cash generated from the businesses carried out by its subsidiaries and associated companies shall, after appropriating a sum for operating expenses, be applied to repay the Profitown Loan or to make advances to Swank on the same terms as the Profitown Loan for the purposes of enabling Swank to repay the amounts due under the Promissory Note. We consider that the undertaking given by Profitown is favourable to the Tomorrow Group as it provide further assurance on the repayment of Loan, provided that Profitown is able to generate net operating cash flow in the future.

Shareholders should note that as at the date of the Loan Settlement Agreement, Swank has not been able to fulfill its legal obligations under the loan agreement governing the Loan to make repayment of the first and second installments of HK$25 million and HK$37.5 million due under the Loan on 1st June, 2002 and 1st June, 2003, respectively and the payment of interests accruing on the Loan from 1st March, 2002 up to the date of the Loan Settlement Agreement of approximately HK$23.7 million. In this regard, we wish to draw the Shareholders attention that Swank may or may not be able to fulfill its obligations under the Promissory Note.

3. Reasons for entering into the Agreements

The reasons for Tomorrow entering into the Share Sale Agreement and the Loan Settlement Agreement are set out in the section headed "Reasons for entering into the Share Sale Agreement and the Loan Settlement Agreement" contained in the letter from the Board.

We are advised by the Directors that the Agreements serve to protect the rights of Tomorrow as a creditor of Swank and the major reason for Tomorrow and Probest to enter into the Agreements is to recover partly the Loan. The Directors are of the view that in the event that Probest is not required to fulfill its obligations under the Underwriting Agreement to take up any of the unsubscribed Offer Shares, the assets to be received by Tomorrow under the Agreements will be (i) approximately HK$15.2 million cash from the Open Offer; and (ii) a 30% equity interest in Profitown and 30% of the Profitown Loan (which amounted to an aggregate amount of approximately HK$52.0 million and HK$51.4 million as at 31st December, 2002 and 30th June, 2003, respectively). On the other hand, if Probest is required to take up all the unsubscribed Offer Shares, the assets to be received by Tomorrow under the

Agreements will be (i) a 30% equity interest in Profitown and 30% of the Profitown Loan; and (ii) an additional shareholding interest of approximately 39.1% in Swank (which together with Tomorrow's existing indirect interest of approximately 57.9% will result in an aggregate shareholding of approximately 97.0% in Swank). In addition, the Directors are of the view that the existing arrangements under the Agreements allow financial flexibility for the Swank Group to continue its operation, given the fact that the Swank Group has been operating under tight cashflow. Having taken into account the said reasons set out above and, in particular, Swank's history in defaulting repayments of the loan principal and payment of interest accrued on the Loan since 1st March, 2002, we concur with the Directors' view and consider that the reasons for entering into the Agreements are justified.

4. Alternative method to repay the Loan

We are advised by the Directors that the directors of Swank had considered various means (including, among other, (i) debt financing such as borrowings from financial institutions and issue of convertible notes; and (ii) equity fund raising such as share placing) to raise funds to repay the Loan. Having taken into account (i) the tight cashflow position that has been encountered by Swank; (ii) the long loss-making history of Swank (except for year 2002) as mentioned above; and (iii) the low liquidity of the Swank shares and low share price, the Directors are of the view that the existing arrangement under the Agreements are a reasonable and acceptable means for the Tomorrow Group (as a creditor and shareholder) to recover partly the Loan.

5. Financial effects to the Tomorrow Group

Earnings

As stated above, the Agreements (without taking into account the consequence of the Open Offer as explained below) will at least result in the Tomorrow Group increasing its attributable interest in the spectacle business of Swank through Probest's direct interest of 30% in Profitown and indirect interest through Probest's 57.9% interest in Swank. In the event that Probest is required to take up all unsubscribed Offer Shares under the Open Offer as described below, its indirect interest in the spectacle business through Swank may be further increased to approximately 97.0%.

In this regard, we have reviewed the annual report of Swank for the past seven years ended 2002 and noted that except in the year 2002, shareholders of Swank suffered attributable losses for all of the other six years from 1996 to 2001. In addition, we note that in Swank's latest published interim results for the six months ended 30th June, 2003, Swank reported an unaudited consolidated loss attributable to shareholders of approximately HK$9.8 million. Given the abovementioned track record of Swank, Shareholders should note that there is no guarantee as to whether Tomorrow will benefit from such an increase in the interest in the spectacle business of Swank.

In addition, given that (i) Swank is a subsidiary of Tomorrow; and (ii) the Share Sale Agreement and the Loan Settlement Agreement are inter-conditional on each other, on group level, the interest income of HK$23.7 million recorded in the book of Tomorrow would be offset against the interest expenses of HK$23.7 million recorded in the book of Swank, when the financial results of the Tomorrow Group and the Swank Group are consolidated. Accordingly, the Directors anticipate that the waiver as mentioned above will not have a material impact on the consolidated profit and loss account of the Tomorrow Group including the Swank Group.

In the absence of any material impact on the consolidated profit and loss account of Tomorrow as mentioned above and having considered that the major reasons for entering into the Agreements as set out in the paragraph headed "Reasons for entering into the Agreements" above, we therefore concur with the Directors' view and consider that the entering into of the Agreements and, in particular, the waiving of the interests, is justified.

Cashflow and shareholding in Swank

Pursuant to the Loan Settlement Agreement, Swank agrees to apply the net proceeds from the Open Offer to repay HK$37 million of the Loan. Under the Open Offer, Qualifying Shareholders will be entitled to provisionally allot 13 Offer Shares for every Swank share held on the 17th October, 2003, being the date on which entitlements under the Open Offer will be determined, at a subscription price of HK$0.013 per Offer Share. As set out in the letter from the Board, as at the Latest Practicable Date, the Swank Group had net liabilities of approximately HK$0.403 per share (based on the audited net liabilities of approximately HK$89.9 million as at 31st December, 2002 and a total number of 223,204,481 Swank Shares in issued as at the Latest Practicable Date). Tomorrow, Probest and Swank have entered into the Underwriting Agreement for the Open Offer. Probest will not receive any underwriting commission or any fee in connection with the Open Offer.

Even though the Open Offer is not the subject of our recommendation, we consider that completion of which will have impacts on Tomorrow depending on the number of Offer Shares taken up by the shareholders of Swank other than Probest and its associates as discussed below. Under the Open Offer, (i) Probest has undertaken to subscribe or procure subscribers for its provisional entitlement of the Offer Shares in full, amounting to approximately HK$21.8 million (equivalent to 1,679,130,245 Offer Shares); and (ii) Probest has conditionally agreed to act as the underwriter to the Open Offer. If Probest is required to take up all of the Offer Shares underwritten by it, Probest would be required to pay a consideration of approximately HK$15.9 million for 1,222,528,008 unsubscribed Offer Shares.

In this regard, we have discussed with the Directors and evaluated the overall impacts of the implementation of the Open Offer on Tomorrow. The Directors have advised that, assuming 100% to nil subscription of the Offer Shares by the shareholders of Swank other than Probest and its associates under the Open Offer, immediately upon completion of the Open Offer and the Agreements, (i) the shareholding of Tomorrow in Swank will range from approximately 57.9% to approximately 97.0%; and (ii) the net effect of cash flow to the Tomorrow Group will range from a cash inflow of about HK$15.2 million (being repayment of the Loan of HK$37 million less Probest's subscription amount of HK$21.8 million under the Open Offer) to a cash outflow of about HK$0.7 million (being repayment of the Loan of HK$37 million less Probest's subscription amount of HK$37.7 million under the Open Offer). We are further advised by the Directors that having taken into account the possible financial impact of the Open Offer on Tomorrow Group as mentioned above, they are of the view that the Open Offer will not constitute any material adverse impact on Tomorrow Group. We concur with the Directors' view in this regard.

SUMMARY

In summary, we would like to draw your attention to the following key factors in arriving at our opinion:

(a) Swank has not been able to fulfill its legal obligations under the loan agreement governing the Loan to make repayment of the first and second installments of HK$25 million and HK$37.5 million due under the Loan on 1st June, 2002 and 1st June, 2003 respectively and the payment of interest accruing on the Loan from 1st March, 2002 up to the date of the Agreements of approximately HK$23.7 million;

(b) the Share Sale Agreement and the Loan Settlement Agreement are inter-conditional and completion of the Agreements will enable the Tomorrow Group to recover part of the Loan from Swank by receiving assets in the form of (i) a 30% equity interest in Profitown and 30% of the Profitown Loan, having a value of approximately HK$51.4 million based on the proforma unaudited consolidated net tangible assets of Profitown (including the Profitown Loan) and the Profitown Loan as at 30th June, 2003 of approximately HK$32.5 million and HK$138.8 million, respectively; and a combination of (ii) cash up to approximately HK$15.2 million; and/or (iii) additional shareholding interest in Swank of up to approximately 39.1%, having a market value of approximately HK$30.5 million based on the theoretical ex-entitlement price of approximately HK$0.025 per Swank share based on the closing price of the Swank shares on the Latest Practicable Date and a negative value of approximately HK$35.2 million and approximately HK$39.1 million, respectively, based on Swank's (i) audited net liabilities as at 31st December, 2002; and (ii) unaudited net liabilities as at 30th June, 2003, respectively;

(c) pursuant to the Loan Settlement Agreement, Probest agrees (i) to waive the repayment of the outstanding principal of HK$47 million of the Loan and the normal and default interest accrued on the Loan up to the date on which the Loan Settlement Agreement becoming effective which amounted to approximately HK$23.7 million as at the date of the Loan Settlement Agreement; (ii) receive from Swank net proceeds of HK$37 million under the Open Offer; and (iii) to settle the remaining balance of the Loan of HK$163 million by instalments in accordance with the terms of the Promissory Note;

(d) completion of the Agreements will result in the Tomorrow Group increasing its exposure to the spectacle business of Swank but given the track record of Swank, there is no guarantee as to whether Tomorrow will benefit from such an increase;

(e) the Directors have advised that the waiver of the accrued interest of approximately HK$23.7 million as at the date of the Loan Settlement Agreement (or approximately HK$27.1 million expected to be as at the Long Stop Date) under the Loan will not have any material impact on the Tomorrow Group including the Swank Group on a consolidated basis; and

(f) the Directors consider that the overall arrangement shall relieve the cashflow pressure of Swank and given that Swank is a subsidiary of Tomorrow, the enhanced financial condition of Swank shall be favourable to the Tomorrow Group and the Swank Group as a whole. The Directors consider that the entering into of the Share Sale Agreement and the Loan Settlement Agreement protect the rights of Tomorrow as a creditor of Swank.

RECOMMENDATION

Having considered the above principal factors and reasons, we are of the opinion that the respective terms of the Agreements are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Shareholders to vote in favour of the resolutions in relation to the Agreements.

Yours faithfully,
For and on behalf of
Barits Securities (Hong Kong) Limited
Terence Hong — *Executive Director*
Alfred Wong — *Director*

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to Tomorrow. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Interests of Directors

As at the Latest Practicable Date, the interests of the Directors and Tomorrow's chief executive in any underlying shares or debentures of, or has a short position in the relevant share capital of, Tomorrow or any of its associated corporation (within the meaning of Part XV of the SFO) which (a) were notified to Tomorrow and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provision of the SFO); or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were notified to Tomorrow and the Stock Exchange pursuant to the Model Code for Securities Share Transactions by Directors of Listed Companies contained in the Listing Rules, were as follows:

Directors	*Note*	Nature of interest	Number of shares	Approximate percentage
Mr. Yau Tak Wah, Paul	*1*	Corporate	14,847,400	5.2%
Mr. Tam Ping Wah	*2*	Corporate	8,000	0.003%

Notes:

1. These Shares were held through Pacific Shore Profits Limited, a company beneficially wholly owned by Mr. Yau Tak Wah, Paul.
2. These Shares were held through Strong Trend International Limited, a company beneficially wholly owned by Mr. Tam Ping Wah.

Save as disclosed above, as at the Latest Practicable Date, to the knowledge of Tomorrow, none of the Directors and chief executive of Tomorrow or their respective associates had any personal, family, corporate or other interest or short position in the shares, underlying shares or debentures of Tomorrow or any of its associated corporations (within the meaning of Part XV of the SFO) which (a) were notified to Tomorrow and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) were notified to Tomorrow and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listing Companies contained in the Listing Rules.

(ii) Interests of Substantial Shareholders

(a) As at the Latest Practicable Date, according to the register of interests in shares and short positions kept by Tomorrow pursuant to section 336 of the SFO and so far as is known to, or can be ascertained after reasonable enquiries by the Directors, the following company and/or person was directly or indirectly interested in 5% or more of the issued share capital of Tomorrow:

	Note	**Number of ordinary Shares**	**Approximate Percentage**
Winspark	*1*	165,835,963	58.0%
Mr. Yau Tak Wah, Paul	*2*	14,847,400	5.2%

Notes:

1. Winspark is wholly beneficially owned by Mr. Chan Yuen Ming.

2. These Shares were held through Pacific Shore Profits Limited, a company beneficially wholly owned by Mr. Yau Tak Wah, Paul.

Save as disclosed herein, the Directors are not aware of any company and/or person who was directly or indirectly interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of Tomorrow or in any options in respect of such capital as at the Latest Practicable Date.

(b) None of the Directors has any direct or indirect interest in any assets which have been, since the date to which the latest published audited accounts of Tomorrow were made up, acquired or disposed of by, or leased to Tomorrow or any of its subsidiaries, or are proposed to be acquired or disposed of by, or leased to Tomorrow or any of its subsidiaries.

(c) None of the Directors is materially interested in any contract or arrangement entered into with Tomorrow or any of its subsidiaries which contract or arrangement is subsisting at the date of this circular and which is significant in relation to the business of the Tomorrow.

(d) Save as disclosed below, none of the Directors has entered or is proposing to enter into a service contract with Tomorrow or any of its subsidiaries (excluding contracts expiring or determinable within one year without payment of compensation other than statutory compensation):

Mr. Yau Tak Wah, Paul and Mr. Tam Ping Wah, Directors of Tomorrow, have entered into service contracts with Tomorrow for a fixed term of three years from 26th April, 2003 to 25th April, 2006, which thereafter are terminable by either party upon the giving of six months' notice.

The terms of the contracts are that the remuneration of each Director shall be a fixed salary at the rate of HK$2,600,000 per annum. During the term of the engagement, each Director shall be entitled to an annual management bonus after the end of each financial year in the following amount:

(i) if the audited consolidated net profit of Electronics Tomorrow International Limited (a wholly owned subsidiary of Tomorrow) and its subsidiaries and associated companies attributable to shareholders before such management bonus (the "Net Profit") for the relevant financial year exceeds HK$16,800,000 but not more than HK$21,000,000, 3% of the Net Profit;

(ii) if the Net Profit for the relevant financial year exceeds HK$21,000,000 but not more than HK$25,000,000, additional management bonus at 6% of such excess amount of Net Profit;

(iii) if the Net Profit for the relevant financial year exceeds HK$25,000,000 but not more than HK$29,000,000, additional management bonus at 11% of such excess amount of Net Profit (on top of bonuses described in (i) to (ii) above);

(iv) if the Net Profit for the relevant financial year exceeds HK$29,000,000 but not more than HK$33,000,000, additional management bonus at 15% of such excess amount of Net Profit (on top of bonuses described in (i), (ii) and (iii) above); and

(v) if the Net Profit for the relevant financial year exceeds HK$33,000,000, additional management bonus at 19% of such excess amount of Net Profit (on top of bonuses described in (i), (ii), (iii) and (iv) above).

(e) As at the Latest Practicable Date, Barits is not beneficially interested in the share capital of any member of the Tomorrow Group nor has any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Tomorrow Group.

(f) As at the Latest Practicable Date, Barits has no interest, either directly or indirectly, in any assets which have been, since the date to which the latest published audited financial statements of Tomorrow were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Tomorrow Group.

3. LITIGATION

(a) Hanmy (Holding) Limited and its related companies (collectively "Hanmy")

The Swank Group commenced legal proceedings against Hanmy in February 1999 to recover the amounts owed by Hanmy to the Swank Group of approximately HK$96 million, in relation to certains loans and other advances by the Swank Group to Hanmy, which included issuance of writ and petitions for winding-up. The Swank Group has not yet obtained a judgement due to Hanmy's defence. Legal proceedings are still in progress and the Swank Group is currently seeking legal opinion regarding the merits of continuing the case.

(b) Litigation against Mr. Lam Yin Sang and Ms. Chan Hoi Wo

The Swank Group instigated legal proceedings in October 1999 against Mr. Lam Yin Sang and Ms. Chan Hoi Wo for the losses of HK$385,800,000 sustained as a result of various alleged breaches of fiduciary and other duties while acting formerly as directors of the Swank Group. Legal proceedings are still in progress and the Swank Group is currently seeking legal opinion regarding the merits of continuing the case.

Save as disclosed above, neither Tomorrow nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against Tomorrow or any of its subsidiaries.

4. QUALIFICATION

The following is the qualification of the expert who has given opinion or advice which is contained in this circular:

Name	Qualification
Barits	a deemed licensed corporation under the SFO

5. CONSENT

Barits has given and has not withdrawn its written consent to the issue of this circular with inclusion of its letter and references to its names in the form and context in which they appear herein.

6. MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31st December, 2002, the date to which the latest published audited financial statements of Tomorrow were made up.

7. GENERAL

(a) The registered office of Tomorrow is at Clarendon House, Church Street, Hamilton HM11, Bermuda.

(b) The secretary of Tomorrow is Mr. Ma Wing Kuen, Ricky, FCCA, AHKSA.

(c) The English text of this circular shall prevail over the Chinese text.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the principal office of Tomorrow at 27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong during normal business hours on any weekday, except public holidays up to and including 17th October, 2003:

(a) the memorandum of association and bye-laws of Tomorrow;

(b) the service contracts referred to on page 30 and 31 in this appendix;

(c) the Share Sale Agreement;

(d) the Loan Settlement Agreement;

(e) the Underwriting Agreement

(f) the consent referred to on page 32 in this appendix; and

(g) the letter of advice from Barits set out on pages 18 to 27 of this circular.

Tomorrow International Holdings Limited

明日國際集團有限公司

(incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that a special general meeting of Tomorrow International Holdings Limited (the "Company") will be held at Unit 3301, Level 33, Metroplaza, Tower I, 223 Hing Fong Road, Kwai Fong, New Territories, Hong Kong on 17th October, 2003 at 11:00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions, which will be proposed as ordinary resolutions of the Company:

ORDINARY RESOLUTION

1. "THAT:

(a) the share sale agreement dated 3rd September, 2003 (the "Share Sale Agreement", a copy of which, signed by the Chairman of the meeting for the purposes of identification, has been produced to the meeting marked ("A") made between the Company, Probest Holdings Inc. ("Probest") and Swank International Manufacturing Company Limited ("Swank") whereby Swank conditionally agreed to sell to Probest 30% of the entire issued share capital in Profitown Investment Corporation ("Profitown") and 30% of the loan due by Profitown to Swank on completion of the Share Sale Agreement at an aggregate consideration of HK$3 million, and the transactions contemplated thereunder, be and are hereby approved; and

(b) the Directors be and are hereby authorised for and on behalf of the Company to execute any documents and instruments as may be necessary or incidental to completion of the Share Sale Agreement and to do all such acts and things as they consider necessary or expedient or desirable in connection with or to give effect to the Share Sale Agreement."

ORDINARY RESOLUTION

2. "THAT:

(a) the loan settlement agreement dated 3rd September, 2003 (the "Loan Settlement Agreement", a copy of which, signed by the Chairman of the meeting for the purposes of identification, has been produced to the meeting marked ("B") made between Swank and Probest in respect of the settlement of the loan in the principal sum of HK$247 million due from Swank to Probest, including the issue of a HK$163 million promissory note (the "Promissory Note") by Swank pursuant to the Loan Settlement Agreement, the form of which is annexed as Schedule 3 to the Loan Settlement Agreement, and the transactions contemplated thereunder, be and are hereby approved;

(b) the proposed issue by Swank of the Promissory Note and the transactions contemplated thereunder be and are hereby approved; and

(c) the Directors be and are hereby authorised (i) to execute the Promissory Note pursuant to the Loan Settlement Agreement; (ii) to execute any documents and instruments and to do all such acts and things as they may consider necessary or expedient or desirable in order to give effect to the issue of the Promissory Note; and (iii) to execute any other documents and instruments as may be required or incidental to the Loan Settlement Agreement and to do all such acts and things as they consider necessary or expedient or desirable in connection with or to give effect to the Loan Settlement Agreement and the transactions contemplated thereunder."

By Order of the Board
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

Hong Kong, 30th September, 2003

Registered Office:
Clarendon House
Church Street
Hamilton HM11
Bermuda

Head Office and Principal Place of Business:
27th Floor
Henley Building
5 Queen's Road Central
Hong Kong

Notes:

1. A shareholder of the Company entitled to attend and vote at the meeting (or any adjournment thereof) is entitled to appoint one or more proxies to attend and vote instead of him/her. A proxy need not be a shareholder of the Company.

2. A form of proxy for use at the special general meeting is enclosed herewith.

3. To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited at Room 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting (or any adjournment thereof), and in default the form of proxy shall not be treated as valid. Completion and return of the form of proxy will not preclude shareholders of the Company from attending and voting in person at the meeting (or any adjournment thereof), and in such event, the instrument appointing a proxy shall be deemed to be revoked.

此乃要件　請即處理

閣下對本通函任何方面或應採取之行動如有任何疑問，應諮詢 閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或已轉讓名下所有明日國際集團有限公司股份，應立即將本通函送交買主或承讓人，或送交經手買賣或轉讓之銀行、持牌證券商或其他代理商，以便轉交予買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

Tomorrow International Holdings Limited
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

關連交易

明日國際集團有限公司
獨立董事委員會之獨立財務顧問

倍利證券(香港)有限公司

明日國際集團有限公司之獨立董事委員會就售股協議及貸款償還協議發表推薦意見之函件已刊載於本通函第17頁。

倍利證券(香港)有限公司就售股協議及貸款償還協議向明日國際集團有限公司之獨立董事委員會提供意見之函件已刊載於本通函第18至27頁。

明日國際集團有限公司謹定於二零零三年十月十七日上午十一時正假座香港新界葵芳興芳路223號新都會廣場第1座33樓3301室舉行股東特別大會，大會通告載於本通函第33至35頁。無論 閣下能否出席大會，務請盡快將隨附之代表委任表格按其印列之指示填妥並交回明日國際集團有限公司之香港股份過戶登記分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心19樓1901-1905室，惟無論如何該代表委任表格須於上述大會或其任何續會(視情況而定)指定舉行時間48小時前交回。 閣下填妥及交回代表委任表格後，仍可親身出席大會或其任何續會(視情況而定)及於會上投票。

二零零三年九月三十日

目 錄

頁次

於本通函內，除非文義另有所指，否則下列詞彙具有以下涵義：

「聯繫人」	指	具有上市規則所賦予的涵義
「倍利」	指	倍利證券(香港)有限公司，獨立董事委員會的獨立財務顧問，並為根據證券及期貨條例註冊的被視為認可企業
「董事會」	指	董事會
「完成」	指	完成售股協議
「完成日期」	指	完成之日期
「董事」	指	明日國際的董事
「恒光行股東特別大會」	即指	將召開的恒光行股東特別大會，由恒光行股東(Probest及其聯繫人除外)考慮及酌情批准(其中包括)售股協議、貸款償還協議及公開發售
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	明日國際的獨立董事委員會，成員包括吳偉雄先生及張仲良先生，乃就售股協議及貸款償還協議向股東提供推薦意見而組成
「最後實際可行日期」	指	二零零三年九月二十六日，即本通函付印前確定其中所載若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「該筆貸款」	指	於售股協議及貸款償還協議當日，恒光行欠負Probest的無抵押貸款本金總額250,000,000港元

「貸款償還協議」	指	恒光行與Probest於二零零三年九月三日訂立的有條件協議，以償還該筆貸款
「最後期限」	指	二零零三年十一月十八日下午五時正或Probest以書面同意的較後日期
「發售股份」	指	根據公開發售，提呈發售予合資格股東的2,901,658,253股股份
「公開發售」	指	包銷協議所載的條款，建議發行發售股份予合資格股東
「Probest」	指	Probest Holdings Inc.，一間在英屬處女群島註冊成立的有限公司，擁有恒光行現有已發行股本中約57.9%的權益，為明日國際的全資附屬公司，並為公開發售的包銷商
「Profitown」	指	Profitown Investment Corporation，一間在英屬處女群島成立的有限公司，並為恒光行的全資附屬公司
「Profitown貸款」	指	於完成售股協議時，Profitown欠恒光行的全數股東貸款
「承兑票據」	指	恒光行根據貸款償還協議將發行金額為163,000,000港元的承兑票據
「合資格股東」	指	於二零零三年十月十七日(即釐定參與公開發售資格的參考日期)在恒光行股東名冊內擁有香港地址的股東
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)

「明日國際股東特別大會」	指	即將召開的明日國際股東特別大會，由股東考慮及酌情批准(其中包括)售股協議及貸款償還協議
「股份」	指	明日國際已發行股本中每股面值0.01港元的普通股
「股東」	指	股份持有人
「售股協議」	指	Probest、恒光行與明日國際於二零零三年九月三日訂立的有條件買賣協議，乃關於恒光行出售Profitown全部已發行股本30%及Profitown貸款30%予Probest
「聯交所」	指	香港聯合交易所有限公司
「恒光行」	指	恒光行實業有限公司，一間於香港註冊成立的有限公司，其股份在聯交所上市，其中約57.9%的股份由Probest擁有
「恒光行集團」	指	恒光行及其附屬公司
「明日國際」	指	明日國際集團有限公司，一間於百慕達註冊成立的有限公司，其股份在聯交所上市
「明日國際集團」	指	明日國際及其附屬公司(恒光行集團除外)
「包銷協議」	指	Probest、恒光行與明日國際於二零零三年九月三日就公開發售之包銷而訂立之協議
「Winspark」	指	Winspark Venture Limited，一間於英屬處女群島註冊成立的有限公司
「港元」	指	港元，香港法定貨幣
「%」	指	百分比

Tomorrow International Holdings Limited
明日國際集團有限公司
(於百慕達註冊成立之有限公司)

執行董事：	*註冊辦事處：*
邱德華 *(主席)*	Clarendon House
譚炳華	Church Street
雷美寶	Hamilton HM11
王香玲	Bermuda
譚榮健	
	總辦事處及主要營業地點：
獨立非執行董事：	香港
吳偉雄	皇后大道中5號
張仲良	衡怡大廈
	27樓

敬啟者：

關連交易

緒言

於二零零二年一月三十一日，明日國際及恒光行聯合宣佈，Probest與賣方於二零零二年一月二十一日訂立買賣協議，據此，Probest同意收購(i)恒光行之股權約71.9%，代價為10,000,000港元；及(ii)恒光行集團當時結欠26間銀行及財務債權人之本金總額250,000,000港元之銀行債項，代價為58,000,000港元。

Probest在二零零二年初購入恒光行之控股股權後，恒光行集團之財政表現有所改善，然而恒光行集團仍在現金緊絀之情況下經營，而恒光行自二零零二年三月一日起已不能就該筆貸款履行償還本金及支付利息之法定責任。

謹請參考明日國際及恒光行於二零零三年三月四日及二零零三年八月二十七日刊發之聯合公佈，以及明日國際及恒光行於二零零三年四月七日刊發之通函。於二零零三年三月四日，明日國際、恒光行及Probest訂立一項有條件資產出售協議，而Probest及恒光行則訂立一項有條件貸款重組協議。根據資產出售協議，恒光行有條件同意出售Profitown 30%股本權益及Profitown貸款30%予Probest。根據有條件貸款重組協議，協議各方就貸款本金餘額247,000,000港元達成協議，建議將該筆貸款重組，其中包括恒光行向Probest發行可換股票據及簽立股份按揭。由於恒光行與Probest就該筆貸款之其他可能還款安排進行商討，該等交易其後已於二零零三年八月二十七日終止。

於二零零三年九月九日，明日國際及恒光行聯合公佈，彼等於二零零三年九月三日與Probest訂立（其中包括）有條件售股協議及包銷協議。於二零零三年九月三日，恒光行與Probest亦就該筆貸款之本金餘額247,000,000港元訂立有條件貸款償還協議。售股協議及貸款償還協議之主要條款載列如下。

- **售股協議**

根據售股協議，恒光行有條件同意以總代價3,000,000港元，於完成日期出售Profitown全部已發行股本的30%及Profitown貸款的30%予Probest。於完成時，Probest將以抵銷恒光行欠負Probest 250,000,000港元的該筆貸款中的3,000,000港元等額未償還本金的方式，支付有關代價。

- **貸款償還協議**

恒光行與Probest於貸款償還協議中有條件協定之主要條款載列如下：

(i) Probest同意豁免償還該筆貸款中47,000,000港元未償還本金及免收由二零零二年三月一日起直至貸款償還協議生效當日為止就該筆貸款全數應計的正常及逾期利息。於貸款償還協議當日，正常及逾期利息約達23,700,000港元；

(ii) 恒光行同意將公開發售所得款項淨額用以償還該筆貸款其中之37,000,000港元；及

(iii) 於售股協議及公開發售完成以及貸款償還協議生效後，該筆貸款餘下未償還之本金163,000,000港元，將由恒光行根據承兑票據之條款向Probest分期償還。

- **包銷協議**

根據包銷協議，明日國際及Probest已分別同意擔任公開發售之擔保人及包銷商。公開發售建議按合資格股東所持之每股恒光行股份獲暫定配發13股發售股份。每股發售股份之認購價為0.013港元。務請股東注意，於包銷協議訂立日期，明日國際之全資附屬公司Probest已持有恒光行約57.9%股權。因此，Probest包銷恒光行股份不會導致Probest須根據香港公司收購及合併守則而提出全面收購。於最後實際可行日期，恒光行之負債淨額約為每股0.403港元(按二零零二年十二月三十一日之經審核負債淨額約89,900,000港元及最後實際可行日期總數為223,204,481股已發行恒光行股份計算)。

售股協議及貸款償還協議乃互為對方之條件。於完成及貸款償還協議生效後(但並無顧及公開發售之影響)，恒光行欠負Probest之未償還債項總額(不包括利息)將減少50,000,000港元，而Probest將取得Profitown之30%股本權益及Profitown貸款之30%(於二零零二年十二月三十一日總額約為52,000,000港元或於二零零三年六月三十日約為51,400,000港元)。Profitown於(i)二零零二年十二月三十一日之備考未經審核綜合有形資產淨值(包括Profitown貸款)及於該日之Profitown貸款分別約為42,500,000港元及130,900,000港元；而於(ii)二零零三年六月三十日則分別約為32,500,000港元及138,800,000港元。

於售股協議及貸款償還協議訂立日期，明日國際之全資附屬公司Probest擁有恒光行已發行股本約57.9%權益。因此根據上市規則，訂立售股協議及貸款償還協議構成明日國際之關連交易，並須獲獨立股東批准。由於明日國際之董事、主要行政人員或主要股東概無於恒光行、售股協議及貸款償還協議中擁有直接權益(透過Probest於恒光行擁有之間接權益除外)，因此股東毋須於明日國際股東特別大會上就售股協議及貸款償還協議放棄投票。持有明日國際已發行股本約58.0%權益之控股股東Winspark已表示，其將於明日國際股東特別大會上投票贊成批准售股協議及貸款償還協議之決議案。

獨立董事委員會經已組成，以考慮售股協議及貸款償還協議之條款。倍利已獲委任為獨立董事委員會就此方面之獨立財務顧問。

本通函旨在向　閣下提供有關售股協議及貸款償還協議之其他資料，以及載列獨立董事委員會就售股協議及貸款償還協議之相關條款之意見。

售股協議

日期

二零零三年九月三日

訂約各方

賣方	:	恒光行
買方	:	Probest
就Probest作為買方之責任而出任之擔保人	:	明日國際

售股協議之主要條款

根據售股協議，恒光行有條件同意以總代價3,000,000港元，於完成日期出售Profitown全部已發行股本的30%及Profitown貸款的30%予Probest。於完成時，Probest將以抵銷恒光行欠負Probest的該筆貸款中的3,000,000港元等額未償還本金的方式，支付有關代價。

Profitown 為恒光行之全資附屬公司，並為恒光行所有從事設計、生產及推廣鏡框、太陽鏡及鏡片之經營運附屬公司及聯營公司之中間控股公司。

售股協議所訂的代價3,000,000港元，乃訂約雙方經過公平協商、考慮過(i)Probest根據貸款償還協議(見下文詳述)免除償還該筆貸款中47,000,000港元本金的責任；(ii)參考過二零零二年十二月三十一日於Profitown的備考未經審核綜合有形資產淨值(包括Profitown貸款)及Profitown貸款的30%應佔價值約52,000,000港元之後，始行釐定。Profitown於二零零二年十二月三十一日之備考未經審核綜合有形資產淨值(包括Profitown貸款)及於該日之Profitown貸款分別約為42,500,000港元及130,900,000港元。

售股協議之條件

售股協議須待(其中包括)下列條件獲達成後，方可作實：

(i) 恒光行股東(Probest及其聯繫人除外)於恒光行股東特別大會上通過普通決議案批准(i)售股協議；(ii)公開發售；及(iii)貸款償還協議及發行承兑票據；

(ii) 根據上市規則已就售股協議取得及完成恒光行之一切其他所需同意及行動，或(視情況而定)已取得聯交所授出有關遵守任何該等規則之豁免；

(iii) 股東在明日國際股東特別大會通過普通決議案批准售股協議；

(iv) 貸款償還協議成為無條件(惟不包括當中為要求售股協議成為無條件的任何條件)或已完成；

(v) 聯交所批准或同意批准(受股份配發之規限)發售股份上市及買賣；及

(vi) 公開發售成為無條件。

倘任何上述條件未能於最後期限或之前(除非與Probest協定延長)達成，售股協議將逾期作廢及無進一步效力，而售股協議之任何一方不得對其他各方提出任何索償或承擔任何責任，惟任何先前之違約事項除外。

Profitown之資料

Profitown為於二零零二年十一月十九日於英屬處女群島註冊成立之有限公司，為恒光行之全資附屬公司。根據恒光行集團於二零零三年八月之集團重組，恒光行於其經營附屬公司及聯營公司之全部權益，以及恒光行與其附屬公司及聯營公司之間之全部公司間債項，已轉讓予Profitown。因此，Profitown成為恒光行旗下所有從事設計、製造及推廣鏡框、太陽鏡及鏡片之經營附屬公司及聯營公司之中間控股公司。過往由恒光行集團進行之一切業務，即設計、製造及推廣鏡框、太陽鏡及鏡片，自此已由Profitown之附屬公司及聯營公司進行。

Profitown董事會現由七名成員組成，其中五名成員同時身兼明日國際及恒光行的現任董事，而其餘兩名成員為恒光行的董事。現無意於售股協議及貸款償還協議完成後對Profitown董事會作出任何變動。

Profitown貸款乃無抵押及無固定還款期。Profitown已向恒光行承諾，其附屬公司及聯營公司因進行業務所產生的現金盈餘，將會在撥出款項作經營開支後用作償還Profitown貸款，或按照Profitown的相同條款作為墊支款項，使恒光行得以償還根據承兑票據拖欠之款項。

Profitown於二零零二年十二月三十一日之備考未經審核綜合有形資產淨值(包括Profitown貸款)及於該日之Profitown貸款分別約為42,500,000港元及130,900,000港元。Profitown於二零零三年六月三十日之備考未經審核綜合有形資產淨值(包括Profitown貸款)及Profitown貸款分別約為32,500,000港元及138,800,000港元。Profitown截至二零零二年十二月三十一日止兩個年度及截至二零零三年六月三十日止六個月之備考未經審核綜合虧損及溢利淨額之概要如下：

	截至十二月三十一日止年度		截至六月三十日止六個月
	二零零一年	二零零二年	二零零三年
	百萬港元	*百萬港元*	*百萬港元*
	(未經審核)	*(未經審核)*	*(未經審核)*
除税及少數股東權益前溢利／(虧損)	(58.8)	10.8	(10.0)
除税後但未計少數股東權益前溢利／(虧損)	(59.1)	9.8	(10.0)
股東應佔溢利／(虧損)	(58.9)	10.1	(9.8)

貸款償還協議

日期：

二零零三年九月三日

訂約各方：

放貸人：Probest

借貸人：恒光行

貸款償還協議之主要條款

根據貸款償還協議，Probest有條件同意，恒光行於完成售股協議及公開發售後欠負Probest之該筆貸款之尚餘本金額247,000,000港元，將按以下方式償還：

(i) Probest同意豁免償還該筆貸款中47,000,000港元未償還本金及免收由二零零二年三月一日起直至貸款償還協議生效當日為止就該筆貸款全數應收的正常及逾期利息(直至訂立貸款償還協議當日為止約達23,700,000港元)貸款償還協議須於下文「貸款償還協議之條件」一段所載之條件達成後完成(惟該等條件須於最後期限前獲達成)；

(ii) 恒光行同意將公開發售所得款項淨額用以償還該筆貸款其中之37,000,000港元；及

(iii) 於完成後，該筆貸款餘下未償還之本金163,000,000港元，將由恒光行根據承兑票據之條款向Probest分期償還。

承兑票據之主要條款

本金額： 163,000,000港元，須由恒光行按下列分期付款方式(可根據下文所訂明者予以更改)支付予Probest。

本金額	*償還日期*
25,500,000港元	二零零四年六月一日
62,500,000港元	二零零五年六月一日
75,000,000港元	二零零六年六月一日
163,000,000港元	

到期日： 二零零六年六月一日

利息： 香港上海滙豐銀行有限公司不時所報港元最優惠利率加1厘之年息，乃根據現行市場利率釐定並相等於該筆貸款之現行利率

承兌票據乃無抵押。倘發生任何失責事件，Probest可向恒光行發出書面通知要求即時償還所有未償還之本金額及應計利息。於承兌票據成為即時到期及應付後之任何時間，Probest可毋須通知而辦理其認為合適之程序，強制執行到期之付款。

承兌票據將取代管限該筆貸款之現有貸款協議。售股協議、貸款償還協議及公開發售對恒光行結欠Probest之債項所產生之影響如下：

	百萬港元
該筆貸款的未償還本金額	250.0
以售股協議的代價抵銷	(3.0)
Probest根據貸款償還協議的豁免收款	(47.0)
以公開發售的所得款項淨額還款	(37.0)
根據承兌票據的本金結餘	163.0

承兌票據中並無載列須由Probest及恒光行履行之特定條件。儘管如此，承兌票據僅會於貸款償還協議生效後發行，而貸款償還協議須待下文「貸款償還協議之條件」一段所述之全部條件達成後，方可作實。

貸款償還協議之條件

貸款償還協議將於下列條件全部獲履行當日起生效：

(i) 恒光行股東（Probest及其聯繫人除外）於恒光行股東特別大會上通過普通決議案以批准(i)貸款償還協議及發行承兌票據；(ii)售股協議及其項下擬進行之交易；及(iii)公開發售；

(ii) 股東在明日國際股東特別大會上通過普通決議案批准貸款償還協議（包括承兌票據）；

(iii) 恒光行／明日國際根據上市規則的規定就貸款償還協議及承兌票據取得所有其他同意及完成所需行動，或（視乎情況而定）已取得聯交所授出有關遵守任何該等規則之豁免；

(iv) 除售股協議所載規定貸款償還協議成為無條件或生效的任何條件外，售股協議成為無條件及完成；

(v) 聯交所批准或同意批准(受股份配發之規限)發售股份上市及買賣；

(vi) 公開發售成為無條件；

(vii) 公開發售之所得款項淨額已支付予Probest，以部份償還該筆貸款；及

(viii) 恒光行妥為簽立貸款償還協議項下擬發行之承兑票據及適當地交付予Probest(包括恒光行董事會批准上述文件之決議案的核實本)。

Probest或恒光行概不得豁免上述任何條件。倘任何有關條件並無於最後期限或之前(除非與Probest協定延長)達成，貸款償還協議將逾期作廢及無進一步效力，而貸款償還協議之各訂約方均無權向對方索償，亦毋須承擔任何責任，惟任何先前之違約事項除外。

完成

售股協議及貸款償還協議將於上文「售股協議之條件」及「貸款償還協議之條件」兩段所述條件達成後首個營業日(及無論如何不遲於最後期限)完成。

股權及集團架構

下文為完成前及完成後及於貸款償還協議生效前及生效後恒光行集團之集團架構(未計Probest於包銷公開發售後其持有恒光行股權之任何增加):

完成及貸款償還協議生效之前:



明日國際
100%
Probest
57.9%
恒光行
100%
Profitown
從事眼鏡業務的
附屬公司和聯營公司
該筆貸款
250,000,000港元
Profitown貸款
集團公司間結欠

於完成及貸款償還協議生效後（未計Probest於包銷公開發售後其持有恒光行股權之任何增加）：


明日國際
100.0%
Probest
承兑票據
163,000,000港元
57.9%
Profitown貸款
30%
恒光行
30%
70%
70%Profitown貸款
Profitown
集團公司間結欠
從事眼鏡業務的
附屬公司和聯營公司

訂立售股協議及貸款償還協議之理由

明日國際集團主要從事設計、開發、生產和銷售電子產品；生產和銷售印刷電路板；買賣和分銷電子零部件；買賣上市證券投資；提供貸款融資，以及生產及銷售視光產品等業務。

於二零零二年初明日國際集團收購恒光行之控股權益後，恒光行集團之財務業績獲得改善。儘管其財務業績改善，恒光行集團仍在現金緊絀情況下經營，並自二零零二年三月一日起多次未能履行就償還該筆貸款之本金及支付利息之法定責任。

董事認為明日國際擬藉著訂立售股協議及貸款償還協議，於售股協議及貸款償還協議完成後從恒光行以實物方式部份收回為數最高達50,000,000港元之貸款，即Profitown之全部已發行股本30%及Profitown貸款之30%。根據貸款償還協

議，明日國際集團將豁免應收恒光行自二零零二年三月一日起至貸款償還協議生效日期止期間之利息，於貸款償還協議日期，有關利息約為23,700,000港元(或於最後期限預期約為27,100,000港元)。由於恒光行為明日國際之附屬公司，明日國際的利息收入及應計利息與恒光的利息支出及應付利息，在明日國際財務報表綜合入賬時可在集團層面互相抵銷。故此，按綜合賬目基準，董事預期明日國際的損益賬及資產負債表不會純粹因售股協議及貸款償還協議而受到重大影響。豁免利息屬售股協議及貸款償還協議中全部安排之一部份。董事亦認為整體安排可紓緩恒光行的現金流量壓力，且經顧及恒光行為明日國際之附屬公司，恒光行財政狀況有所增強對明日國際集團及恒光集團整體而言應屬有利。因此董事認為，訂立售股協議及貸款償還協議可保障明日國際作為恒光行債權人之權利，亦給予恒光行集團財務上之靈活性以繼續經營業務。

此外，由於明日國際集團除透過其於恒光行約57.9%權益而間接於Profitown持股外，亦將擁有Profitown30%直接權益，因此訂立售股協議及貸款償還協議將導致明日國際於恒光行之眼鏡業務之應佔權益及應佔業績增加。根據售股協議及貸款償還協議(但未計及公開發售之影響)，恒光行結欠Probest之未償還債項總額(不包括利息)將減少50,000,000港元，而Probest將可就此獲取Profitown之30%股權及Profitown貸款之30%(於二零零二年十二月三十一日為數約52,000,000港元或於二零零三年六月三十日約為51,400,000港元)。經計及(i)恒光行集團之負債淨額；(ii)Profitown之備考未經審核綜合資產淨值(包括Profitown貸款)及Profitown貸款(於二零零二年十二月三十一日分別約為42,500,000港元及130,900,000港元，而於二零零三年六月三十日分別約為32,500,000港元及138,800,000港元)；及(iii)恒光行集團之營運資金狀況，董事認為，售股協議及貸款償還協議之條款乃公平合理，並符合明日國際及其股東之整體利益。

於完成及貸款償還協議生效後，預期明日國際集團會錄得一項3,000,000港元之投資，而該筆貸款將會減少3,000,000港元，同時，收購Profitown股權之30%及Profitown貸款之30%所產生之負商譽約48,000,000港元(按Profitown(包括Profitown貸款)於二零零三年六月三十日之備考未經審核綜合有形資產淨值及Profitown貸款分別約32,500,000港元及138,800,000港元計算)，預期將以獲豁免之該筆貸款47,000,000港元抵銷。於二零零二年十二月三十一日，Profitown之備考未經審核綜合有形資產淨值(包括Profitown貸款)及Profitown貸款分別約為42,500,000港元及130,900,000港元。

除上述之該筆貸款外，於最後實際可行日期，明日國際集團並無向恒光行集團提供任何其他未償還墊款或貸款。

明日國際股東特別大會

明日國際股東特別大會謹訂於二零零三年十月十七日上午十一時正假座香港新界葵芳興芳路223號新都會廣場第1座33樓3301室舉行，以考慮並酌情通過有關售股協議及貸款償還協議之普通決議案，大會通告載於本通函第33至35頁。

本通函隨附明日國際股東特別大會適用之代表委任表格。無論　閣下能否親身出席大會，務請盡快將代表委任表格按其印列之指示填妥並交回明日國際之香港股份過戶登記分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心19樓1901-1905室，惟無論如何該代表委任表格須盡快於明日國際股東特別大會或其任何續會(視情況而定)指定舉行時間48小時前交回。　閣下填妥及交回代表委任表格後，仍可親身出席明日國際股東特別大會或其任何續會(視情況而定)及於會上投票。

推薦意見

敬請　閣下參閱本通函所刊載獨立董事委員會致股東的函件，其中載有該委員會對於售股協議及貸款償還協議的推薦意見。獨立董事委員會在考慮過本通函所刊載倍利就售股協議及貸款償還協議的意見後，認為售股協議及貸款償還協議符合明日國際及股東的利益，而售股協議及貸款償還協議的條款對股東及明日國際整體而言實屬公平合理。

其他資料

本通函之附錄亦載有其他資料，敬希　閣下垂注。

此　致

列位股東　台照

承董事會命
明日國際集團有限公司
主席
邱德華
謹啟

二零零三年九月三十日

Tomorrow International Holdings Limited
明日國際集團有限公司
(於百慕達註冊成立之有限公司)

敬啟者：

關連交易

吾等提述於二零零三年九月三十日刊發的通函(「該通函」)，本函件屬於其中一部分。除非文義另有所指，否則本函件所用詞彙與該通函所界定者具有相同涵義。

吾等乃組成獨立董事委員會之獨立非執行董事，獲董事會委任就售股協議及貸款償還協議之相關條款(i)對股東而言是否公平合理；及(ii)是否符合明日國際及股東整體利益向　閣下提供意見。倍利已獲委任為獨立財務顧問以就此方面向吾等提供意見。

經考慮售股協議及貸款償還協議的相關條款、該通函所列倍利的主要考慮因素、理由和推薦建議後，吾等認為售股協議及貸款償還協議之相關條款對明日國際及股東整體而言實屬公平合理。因此，吾等建議股東投票贊成本通函所載明日國際股東特別大會通告內有關批准售股協議及貸款償還協議之普通決議案。

務請閣下留意該通函附錄所載之(i)董事會函件；(ii)倍利之意見函件；及(iii)本通函附錄所載之其他資料。

此致

列位股東　台照

代表
獨立董事委員會

吳偉雄	**張仲良**
獨立非執行董事	*獨立非執行董事*

謹啟

二零零三年九月三十日

以下為倍利就售股協議及貸款償還協議致獨立董事委員會之意見函件全文，以供轉載於本通函。

倍利證券（香港）有限公司

香港
皇后大道中15號
置地廣場公爵大廈
34樓3406室

敬啟者：

關連交易

緒言

吾等謹此提述獲委任為獨立財務顧問，以就售股協議及貸款償還協議各自之條款是否公平及合理向獨立董事委員會提供意見，上述協議有關詳情載於通函（函件乃其中一部份）內之董事會函件。除文義另有所指外，本函件內所用詞彙與通函內所界定者具相同涵義。

於二零零三年九月九日，恒光行與明日國際聯合宣佈，於二零零三年九月三日，彼等與Probest訂立一項有條件售股協議，而恒光行與Probest則訂立一項有條件貸款償還協議（統稱「該等協議」）。於該等協議訂立日期，明日國際之全資附屬公司Probest擁有恒光行已發行股本約57.9%權益。因此根據上市規則，訂立該等協議構成明日國際之關連交易並須待獨立股東批准後方能作實。由於明日國際之關連人士（定義見上市規則）概無於恒光行及於該等協議擁有任何直接權益（透過Probest擁有之恒光行間接權益除外），因此股東毋須於明日國際

股東特別大會上就該等協議放棄投票。持有明日國際已發行股本約58.0%權益之控股股東Winspark已表示，其將於股東特別大會上投票贊成批准該等協議之決議案。明日國際已組成獨立董事委員會（由獨立非執行董事吳偉雄先生及張仲良先生組成），以考慮該等協議各自之條款並就此向股東提供意見。吾等已就此獲委任為獨立董事委員會之獨立財務顧問。

在發表吾等之意見及建議時，吾等依賴通函內所載資料及陳述以及董事提供予吾等之資料之準確性。吾等假設董事向吾等所提或通函內所指之一切資料、事實及陳述在作出時均為真實，且於股東特別大會舉之日將仍屬真實。董事亦已確認，所有提供予吾等之資料及事實均為完整，而本通函所提供及所述之資料並無遺漏任何重大事實。吾等並無理由懷疑董事向吾等所提供資料及所作陳述之真實性、準確性及完整性。吾等依賴該等資料，並認為吾等所得資料足以令吾等在知情情況下就該等協議之有關條款發表意見及作為吾等發表推薦意見之合理基礎。然而，吾等並無就明日國際集團或恒光行集團之業務、財政狀況或未來前景進行深入調查，亦無獨立核實吾等所獲提供之資料。

背景

- 於二零零二年一月三十一日，明日國際及恒光行就一項與明日國際之全資附屬公司Probest及賣方於二零零二年一月二十一日訂立之買賣協議合刊發公佈，據此，Probest同意收購(i)恒光行之股權約71.9%，代價為10,000,000港元；及(ii)恒光行集團當時結欠合共26間銀行及財務債權人之本金總額250,000,000港元之銀行債項，代價為58,000,000港元。上述買賣協議於二零零二年三月一日完成，使恒光行成為明日國際之附屬公司。

- 如恒光行之二零零二年年報所載，於二零零二年三月一日，恒光行集團所欠之銀行債項250,000,000港元已轉撥至Probest。吾等獲董事建議，其須就該筆貸款本金欠款支付港元最優惠利率另加年利率1厘之正常利息以及逾期利息。按上述年報所披露，於二零零二年十二月三十一日，貸款本金250,000,000港元及應計利息約13,000,000港元經已過期。董事向吾等表示，上述應計利息約13,000,000港元屬下文所述將根據貸款償還協議而豁免之貸款利息約23,700,000港元之一部份。恒光行虧欠Probest之該筆貸款乃無抵押。

- 於二零零三年三月四日，明日國際及恒光行共同刊發公佈，其乃涉及(i)由明日國際、恒光行及Probest訂立之有條件資產出售協議；及(ii)由Probest及恒光行訂立之有條件貸款重組協議，兩者均於二零零三年三月四日訂立。根據資產出售協議，恒光行有條件同意出售Profitown 30%股本權益及Profitown貸款30%予Probest，以及將該筆貸款重組，其中包括恒光行向Probest發行可換股債券及簽立股份按揭。由於恒光行董事與Probest就該筆貸款之其他可能還款安排進行商討，該等交易其後已於二零零三年八月二十七日終止。

- 於二零零三年九月九日，明日國際及恒光行聯合公佈，其中包括(i)明日國際、恒光行及Probest訂立有條件售股協議及包銷協議；及(ii)恒光行與Probest亦訂立有條件貸款償還協議，全部均於二零零三年九月三日訂立。

主要考慮因素

吾等向獨立董事委員會提供意見時，就考慮售股協議及貸款償還協議各自之條款是否公平合理時已顧及下列主要因素：

1. 售股協議

售股協議及貸款償還協議乃互為條件。有關售股協議及貸款償還協議之詳情載於董事會函件內。

根據售股協議，恒光行有條件地同意以總代價3,000,000港元，於完成日期出售Profitown的30%全部已發行股本及30%的Profitown貸款予Probest。於完成時，Probest將以抵銷恒光行欠負Probest之250,000,000港元貸款中的3,000,000港元未償還本金的方式，支付有關代價。

如董事會函件所述，售股協議所訂的代價3,000,000港元，乃訂約雙方經過公平協商、考慮過(i)Probest根據貸款償還協議免除償還該筆貸款中47,000,000港元本金的責任；(ii)於二零零二年十二月三十一日Profitown備考未經審核綜合有形資產淨值的30%應佔價值（包括Profitown貸款）及30% Profitown貸款的款額價值約52,000,000港元之後，始行釐定。

Profitwon之資料

Profitown乃恒光行之全資附屬公司。於二零零三年八月恒光行集團完成集團重組後，Profitown成為恒光行所有從事設計、生產及推廣鏡框、太陽鏡及鏡片之經營附屬公司及聯營公司之中間控股公司。

Profitown截至二零零二年十二月三十一日止兩個年度及截至二零零三年六月三十日止六個月之備考未經審核綜合除税前及除税後虧損及溢利淨額概要，載於董事會函件內。根據上述之Profitown備考未經審核綜合損益賬，Profitown (i)於二零零一年錄得未經審核股東應佔虧損約58,900,000港元；(ii)於二零零二年則錄得未經審核股東應佔溢利約10,100,000港元；及(iii)於截至二零零三年六月三十日止個月錄得股東應佔虧損約9,800,000港元。董事向吾等表示，Profitown於二零零二年之業績有所改善乃主要因(i)恒光行採納嚴格之成本控制措施；(ii)撥回銀行貸款及透支利息約17,300,000港元；及(iii)於二零零一年就聯營公司權益、固定資產、未收回債務及若干附屬公司結束經營而作出若干撥備約31,600,000港元(二零零二年：無)。如董事會函件所述，Profitown之備考未經審核綜合有形資產淨值(包括Profitown貸款)及Profitown貸款，(i)於二零零二年十二月三十一日分別約為42,500,000港元及130,900,000港元；及(ii)於二零零三年六月三十日分別約為32,500,000港元及138,800,000港元。

總括而言，評估實體價值最常用之參考方法之一為根據市盈率。然而就此情況而言，吾等認為現時並無可靠之市盈率可供評估之用，因(i)恒光行在七個財政年度之其中六個(於一九九六年至二零零二年期間)均有長期虧損之往績；及(ii)由於恒光行截至二零零三年六月三十日止六個月之最新公佈未經審核中期業績中出現未經審核綜合股東應佔虧損淨額約9,800,000港元，因此不能確定能否維持二零零二年度之盈利能力。

2. 貸款償還協議

根據貸款償還協議，恒光行與Probest有條件同意下列主要條款：

(i) Probest同意豁免償還該筆貸款中47,000,000港元未償還本金及免收由二零零二年三月一日起直至貸款償還協議生效當日為止所累計的該筆貸款全數的正常及逾期利息(直至訂立貸款償還協議當日為止約達23,700,000港元)；

(ii) 恒光行同意將公開發售所得款項淨額用以償還該筆貸款其中之37,000,000港元；及

(iii) 於完成售股協議及公開發售及貸款償還協議生效後該筆貸款餘下未償還之本金163,000,000港元，將由恒光行根據董事會函件「承兑票據之主要條款」一段所載之承兑票據條款向Probest分期償還。

承兑票據

根據貸款償還協議，承兑票據將取代監管該筆貸款之現有貸款協議。

下表對比貸款協議與承兑票據之還款安排：

貸款協議		承兑票據	
本金額	償還日期	本金額	償還日期
百萬港元		百萬港元	
25.0	二零零二年六月一日	不適用	不適用
37.5	二零零三年六月一日	不適用	不適用
50.0	二零零四年六月一日	25.5	二零零四年六月一日
62.5	二零零五年六月一日	62.5	二零零五年六月一日
75.0	二零零六年六月一日	75.0	二零零六年六月一日
250.0		163.0	

根據上表，吾等注意到根據貸款協議及承兑票據，兩者由二零零四年六月一日起計之三期未屆滿還款日期完全相同。此外，如貸款協議及董事會函件「承兑票據之主要條款」一段所載，貸款協議及承兑票據均每年按港元最優惠利率加1厘之正常利率收取利息。因此，吾等認為以承兑票據取代貸款協議對明日國際集團並無任何不良影響。

此外，該筆貸款及承兑票據均無抵押。根據承兑票據，倘出現未能還款情況，Probest可向恒光行發出書面通知要求即時償還未償還之本金額及應計利息。此外，於承兑票據成為即時到期及應付後之任何時間，Probest可毋須通知而辦理其認為合適之程序，強制執行到期之付款。

如董事會函件所載，Profitown貸款乃無抵押及無固定還款期。Profitown已向恒光行承諾，其附屬公司及聯營公司經營業務所產生之任何現金盈餘經扣除經營開支後，將用以償還Profitown貸款或按Profitown貸款之相同條款墊支予恒光行，以便恒光行償還根據承兑票據之欠款。吾等認為，倘Profitown能於日後產生經營現金流量淨額，則Profitown所作承諾對明日國際集團有利，因明日國際可進一步獲保證能取得該筆貸款之還款。

務請股東注意，於貸款償還協議訂立之日，恒光行未能按監管該筆貸款之貸款協議履行其法律責任，即分別於二零零二年六月一日及二零零三年六月一日償還該筆貸款之第一及第二期還款額25,000,000港元及37,500,000港元，以及支付該筆貸款由二零零二年三月一日起至貸款償還協議訂立日期之應計利息約23,700,000港元。就此方面，吾等謹請股東留意，恒光行未必能履行根據承兑票據之責任。

3. 訂立該等協議之理由

明日國際訂立售股協議及貸款償還協議之理由載於董事會函件之「訂立售股協議及貸款償還協議之理由」一節。

董事向吾等表示，該等協議旨在保障明日國際作為恒光行債權人之權利，而明日國際及Probest訂立該等協議之主要理由為部份償還該筆貸款。董事認為，倘Probest毋須履行其於包銷協議中認購所有未獲認購發售股份之責任，則明日國際根據該等協議將收取之資產將為(i)公開發售所得現金約15,200,000港元；及(ii)Profitown股本權益之30%及Profitown貸款之30%（其總額於二零零二年十二月三十一日及二零零三年六月三十日分別約為52,000,000港元及51,400,000港元）。另一方面，倘Probest須認購所有未獲認購之發售股份，則明日國際根據該等協議將收取之資產將為(i) Profitown股本權益之30%及Profitown貸款之30%；及(ii)恒光行之額外股權約39.1%（連同明日國際之現有間接權益約57.9%，於恒光行

之總持股量將約為97.0%)。此外，董事認為，鑑於恒光行一直在現金緊絀情況下經營，該等協議中之現有安排可使恒光行集團作出靈活財務安排以繼續經營。經考慮上述理由及(特別是)恒光行自二零零二年三月一日起未能償還該筆貸款之貸款本金及支付應計利息之過往情況後，吾等與董事一致認為訂立該等協議之理由乃屬合理。

4. 償還該筆貸款之其他方法

董事向吾等表示，恒光行之董事已考慮多種集資方式以償還該筆貸款，其中包括(i)向財務機構借貸及發行可換股票據等債務融資；及(ii)例如配股等股本集資。經考慮(i)恒光行一直面對之現金緊絀情況；(ii)除二零零二年外，恒光行之長期虧損往績(如上文所述)；及(iii)恒光行股份之低流通量及股價偏低之情況後，董事認為該等協議之現有安排乃明日國際集團(作為債權人兼股東)收回部份該筆貸款之合理及可接納方式。

5. 對明日國際集團之財務影響

盈利

於上文所述，該等協議(並未計及下文所述公開發售之影響)最少可令明日國際集團透過Probest於Profitown之30%直接權益及透過Probest於恒光行持有之57.9%間接權益，而增加其於恒光行之眼鏡業務之應佔權益。倘Probest須如下文所述認購公開發售中所有未獲認購之發售股份，則其透過眼鏡業務於恒光行之間接權益將進一步增加至約97.0%。

就此方面，吾等審閱恒光行截至二零零二年止過往七個年度之年報，並注意到除二零零二年外，恒光行股東於一九九六年至二零零一年其餘六個年度均錄得應佔虧損。此外，吾等注意到，恒光行截至二零零三年六月三十日止六個月之最新公佈中期業績中出現未經審核綜合股東應佔虧損約9,800,000港元。鑑於上述之恒光行往績，股東應注意，現時不能保證明日國際能否因其於恒光行眼鏡業務之權益增加而得益。

此外，鑑於(i)恒光行乃明日國際之附屬公司；及(ii)售股協議及貸款償還協議乃互為條件，在集團層面而言，於綜合明日國際集團及恒光行集團之財務業績時，明日國際賬目所載之利息收入23,700,000港元將會抵銷恒光行賬目所載之利息開支23,700,000港元。因此董事估計，上述之豁免對明日國際集團（包括恒光行集團）之綜合損益賬不會構成重大影響。吾等認同董事就此方面之意見。

在上述明日國際之綜合損益賬並無任何重大影響之情況下及經考慮上文「訂立該等協議之理由」一段所載訂立該等協議之主要理由後，吾等因此同意董事之意見，認為訂立該等協議及（特別是）豁免利息乃屬合理。

現金流量及於恒光行之股權

根據貸款償還協議，恒光行同意利用公開發售所得款項淨額償還該等貸款之37,000,000港元。根據公開發售，合資格股東將可以認購價每股發售股份0.013港元按二零零三年十月十七日（即釐定公開發售之配額之日期）每持有1股恒光行股份獲暫定配發13股發售股份。按董事會函件所載，恒光行於最後實際可行日期之負債淨額約為每股0.403港元（按二零零二年十二月三十一日之經審核負債淨額約89,900,000港元及於最後實際可行日期之已發行恒光行股份合共223,204,481股計算）。明日國際、Probest及恒光行已就公開發售訂立包銷協議。Probest將不會就公開發售收取任何包銷佣金或任何費用。

即使公開發售並非吾等推薦意見所涉及者，惟吾等認為完成公開發售對明日國際會構成影響，視乎下文所述恒光行股東（Probest及其聯繫人除外）所認購發售股份之數目而定。根據公開發售，(i)Probest已承諾認購或促使他人認購其全數發售股份之暫定配額約21,800,000港元（相當於1,679,130,245股發售股份）；及(ii)Probest已有條件同意擔任公開發售之包銷商。倘Probest須全數認購其所包銷之發售股份，則Probest將須就認購1,222,528,008股未獲認購發售股份而支付約15,900,000港元之代價。

就此方面，吾等已與董事討論及評估實行公開發售對明日國際之整體影響。董事認為，假設恒光行股東而非Probest及其聯繫人根據公開發售認購100%至0%發售股份，則緊隨公開發售及該等協議完成後，(i)明日國際於恒光行之持股量將介乎約59.7%至約97.0%；及(ii)現金流量對明日國際集團之淨影響將介乎現金流入約15,200,000港元（即該筆貸款之還款額37,000,000港元減Probest根據公開發售之認購金額21,800,000港元）至現金流出約700,000港元（即該筆貸款之還款額37,000,000港元減Probest根據公開發售之認購金額37,700,000港元）。董事亦進一步向吾等表示，經考慮上述公開發售對明日國際集團可能產生之財政影響後，彼等認為公開發售不會對明日國際集團造成任何重大不良影響。吾等認同董事就此方面之意見。

概要

總括而言，以下為吾等發表意見時之主要考慮因素，敬希閣下垂注：

(a) 務請股東注意，於貸款償還協議訂立之日，恒光行未能按監管該筆貸款之貸款協議履行其法律責任，即分別於二零零二年六月一日及二零零三年六月一日償還該筆貸款之第一及第二期還款額25,000,000港元及37,500,000港元，以及支付該筆貸款由二零零二年三月一日起至該等協議訂立日期之應計利息約23,700,000港元；

(b) 售股協議及貸款償還協議乃互為條件，而完成該等協議可讓明日國際集團以(i)Profitown股本權益之30%及Profitown貸款之30%（按Profitown二零零三年六月三十日之備考未經經審核綜合有形資產淨值（包括Profitown貸款）約32,500,000港元及Profitown貸款138,800,000港元計算，價值約51,400,000港元）之方式；及以(ii)現金最多約15,200,000港元；及／或(iii)於恒光行之額外股權最多約39.1%（按最後實際可行日期恒光行股份之收市價之理論除權價每股恒光行股份約0.025港元計算，市值約為30,500,000港元；而按恒光行(i)於二零零二年十二月三十一日之經審核負債淨額及(ii)於二零零三年六月三十日之未經審核負債淨額計算，則分別產生負面價值約35,200,000港元及約39,100,000港元）兩者合併之方式收取資產；

(c) 根據貸款償還協議，Probest同意(i)免收該筆貸款之47,000,000港元未償還本金及直至貸款償還協議生效之日就該筆貸款應計之正常及逾期利息。於訂立貸款償還協議之日，正常及逾期利息約達23,700,000港元；(ii)自恒光行收取公開發售之所得款項淨額37,000,000港元；及(iii)根據承兑票據分期償還該筆貸款之餘額163,000,000港元；

(d) 完成該等協議將使明日國際集團增加其於恒光行之眼鏡業務之權益，惟鑑於恒光行之往績，現不能保證明日國際能否因此而獲益；

(e) 董事表示，按綜合基準而言，免收該筆貸款於貸款償還協議之日之應計利息約23,700,000港元(或預期於最後期限約為27,100,000港元)將不會對明日國際集團(包括恒光行集團)構成重大影響；及

(f) 明日國際之董事認為整體安排可紓緩恒光行的現金流量壓力，且經顧及恒光行為明日國際之附屬公司，恒光行財政狀況有所增強對明日國際集團及恒光集團整體而言應屬有利。因此董事認為，訂立售股協議及貸款償還協議可保障明日國際作為恒光行債權人之權利。

推薦意見

經考慮上述主要因素及理由後，吾等認為該等協議各自之條款乃公平合理及符合本公司及股東之整體利益。因此，吾等推薦獨立董事委員會建議股東投票贊成有關該等協議之決議案。

此　致

明日國際集團有限公司
獨立董事委員會

代表
倍利證券(香港)有限公司
執行董事　　*董事*
康曉龍　　**黃騰忠**

二零零三年九月三十日

1. 責任聲明

本通函已根據上市規則的規定，提供有關明日國際的資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在進行一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使本通函有任何聲明產生誤導。

2. 權益披露

(i) 董事之權益

於最後實際可行日期，各董事及明日國際主要行政人員於明日國際或其任何相聯法團(定義見證券及期貨條例第十五部)的任何相關股份或債券或相關股本中擁有(a)須根據證券及期貨條例第十五部第7及8節知會明日國際及聯交所的權益或短倉(包括根據上述證券及期貨條例條文當作或被視作擁有的權益及短倉)；或(b)根據證券及期貨條例第352條須列入該條例所指之登記冊內的權益或短倉；或(c)根據上市規則所載上市公司董事進行證券交易標準守則須知會明日國際及聯交所的權益或短倉如下：

董事	*附註*	權益性質	股份數目	概約百分比
邱德華先生	*1*	公司	14,847,400	5.2%
譚炳華先生	*2*	公司	8,000	0.003%

附註：

1. 此等股份透過邱德華先生實益全資擁有之Pacific Shore Profits Limited持有。

2. 此等股份透過譚炳華先生實益全資擁有之Strong Trend International Limited持有。

除上文所披露者外，於最後實際可行日期，根據明日國際所知，各董事及明日國際之主要行政人員或彼等各自之聯繫人在明日國際或其任何相聯法團(定義見證券及期貨條例第十五部)的股份、相關股份或債券中，並無擁有(a)根據證券及期貨條例第十五部第7及8節的個人、家族、公司或其他權益或短倉(包括根據上述證券及期貨條例條文當作或被視作擁有的權益及短倉)；或(b)根據證券及期貨條例第352條須列入該條例所指的登記冊內的個人、家族、公司或其他權益或短倉；或(c)根據上市規則所載上市公司董事進行證券交易標準守則須知會明日國際及聯交所的個人、家族、公司或其他權益或短倉。

(ii) 主要股東之權益

(a) 於最後實際可行日期，依據明日國際根據證券及期貨條例第336條規定存置之股份及短倉權益登記冊所載，據董事所知或董事經合理查詢後確認，下列公司及／或人士直接或間接持有明日國際已發行股本5%或以上權益：

	附註	**普通股數目**	**概約百分比**
Winspark	*1*	165,835,963	58.0%
邱德華先生	*2*	14,847,400	5.2%

附註：

1. Winspark由陳遠明先生全資實益擁有。

2. 此等股份透過邱德華先生實益全資擁有之Pacific Shore Profits Limited持有。

除本文所披露者外，董事並不知悉有任何公司及／或人士於最後實際可行日期當日，直接或間接擁有在任何情況下均可在明日國際股東大會投票的任何一類股本5%或以上面值或該等股本的任何購股權權益。

(b) 自明日國際最近期公佈經審核賬目之日以來，各董事於明日國際或其任何附屬公司所收購或出售或租賃，或擬收購或出售或租賃之任何資產中，並無擁有任何直接或間接權益。

(c) 董事並無在明日國際或其任何附屬公司所訂立而於本通函刊發當日仍然生效，且與明日國際之業務有重大關係之任何合約或安排中擁有重大權益。

(d) 除下文所披露者外，董事並無與明日國際或其任何附屬公司訂立或建議訂立服務合約(不包括於一年內屆滿或無須支付賠償(法定賠償除外)可終止的合約)：

明日國際董事邱德華先生及譚炳華先生已經與明日國際訂立固定年期的三年服務合約，由二零零三年四月二十六日至二零零六年四月二十五日止，其後任何一方可向對方發出六個月通知終止合約。

合約條款如下：每位董事的酬金為固定年薪2,600,000港元。在受僱期間，各董事有權在每個財政年度完結後收取年終管理花紅，金額如下：

(i) Electronics Tomorrow International Limited(明日國際的全資附屬公司)、其附屬公司及聯營公司在支付該等管理層花紅前，相關財政年度的股東應佔經審核綜合純利(「純利」)若超過16,800,000港元但未及21,000,000港元，則收取純利的3%；

(ii) 有關財政年度的純利若超過21,000,000港元但未及25,000,000港元，則收取為多出的純利金額6%的額外管理花紅；

(iii) 有關財政年度的純利若超過25,000,000港元但未及29,000,000港元，則(除上述(i)至(ii)所述之花紅外)收取為多出的純利金額11%的額外管理花紅；

(iv) 有關財政年度的純利若超過29,000,000港元但未及33,000,000港元，則(除上述(i)、(ii)及(iii)所述之花紅外)收取為多出的純利金額15%的額外管理花紅；及

(v) 有關財政年度的純利若超過33,000,000港元，則(除上述(i)、(ii)、(iii)及(iv)所述之花紅外)收取為多出的純利金額19%的額外管理花紅。

(e) 於最後實際可行日期，倍利並無擁有明日國際集團任何成員公司股本的實益權益，亦無擁有任何權利可認購或提名他人認購明日國際集團任何成員公司的證券(不論權利能否合法執行)。

(f) 於最後實際可行日期，倍利在明日國際自公佈最近期經審核財務報表之日以來，並無於明日國際集團任何成員公司所收購、出售或租賃或擬收購、出售或租賃的資產中，擁有任何直接或間接權益。

3. 訴訟

(a) 恒美集團有限公司及其有關連公司(合稱「恒美」)

恒光行集團於一九九九年二月開始就由恒光行集團提供予恒美之若干貸款及其他墊款向恒美追討其欠負恒光行集團之款項約96,000,000港元之法律訴訟，當中包括要求發出清盤令及清盤呈請。由於恒美提出抗辯，恒光行集團現時尚未取得有關裁決。法律訴訟目前仍在進行中，而恒光行集團現正就繼續進行該項訴訟之利弊尋求法律意見。

(b) 對林賢生先生及陳靄和女士提出之訴訟

於一九九九年十月，恒光行集團對恒光行集團前任董事林賢生先生及陳靄和女士提出法律訴訟，就彼等涉嫌於在任期間多次違反誠信責任及其他職責，因而造成385,800,000港元之虧損提出索償。法律訴訟目前仍在進行中，而恒光行集團現正就繼續進行該項訴訟之利弊尋求法律意見。

除上述所披露者外，明日國際或其任何附屬公司並無進行任何重大訴訟或仲裁，而且據董事所知，明日國際或其任何附屬公司亦沒有待決或面對任何重大訴訟或申索。

4. 專業資格

下列是在本通函內發表意見或建議的專家的專業資格：

名稱	專業資格
倍利	根據證券及期貨條例註冊的被視為認可企業

5. 同意書

倍利已就刊發本通函發出同意書，表示同意按本通函所載形式及涵義轉載其函件及引述其名稱，且迄今並無撤回同意書。

6. 重大逆轉

董事並不知悉本集團的財務或業務狀況自二零零二年十二月三十一日（即明日國際編製最近期公佈的經審核財務報表之日）以來有任何重大逆轉。

7. 一般事項

(a) 明日國際的註冊辦事處位於Clarendon House, Church Street, Hamilton HM11, Bermuda。

(b) 明日國際的公司秘書是馬永權先生FCCA, AHKSA。

(c) 本通函的中英文版如有歧義，一概以英文本為準。

8. 備查文件

以下文件可由即日起至二零零三年十月十七日（包括當日）為止的任何一天（公眾假期除外）的一般辦公時間內，於明日國際位於香港皇后大道中5號衡怡大廈27樓的主要辦事處查閱：

(a) 明日國際的公司組織章程大綱及細則；

(b) 本附錄第30及31頁所指的服務合約；

(c) 售股協議；

(d) 貸款償還協議；

(e) 包銷協議；

(f) 本附錄第32頁所指的同意書；及

(g) 本通函第18至27頁所載由倍利發出的意見函件。

Tomorrow International Holdings Limited
明日國際集團有限公司
(於百慕達註冊成立之有限公司)

茲通告明日國際集團有限公司(「本公司」)謹訂於二零零三年十月十七日上午十一時正假座香港新界葵芳興芳路223號新都會廣場第1座33樓3301室舉行股東特別大會，以考慮並酌情通過下列將提呈作本公司普通決議案之決議案：

普通決議案

1. 「動議：

(a) 批准本公司、Probest Holdings Inc.(「Probest」)及恒光行實業有限公司(「恒光行」)於二零零三年九月三日訂立之售股協議(「售股協議」)(其經大會主席簽署以資識別)並註有「A」字樣之副本以呈交大會，據此，恒光行有條件同意以總代價3,000,000港元向Probest出售Profitown Investment Corporation(「Profitown」)全部已發行股本之30%及Profitown於售股協議完成時虧欠恒光行之貸款之30%，以及批准該協議所載之交易；及

(b) 授權董事代表本公司簽立任何為完成售股協議之所需或附帶文件及文據，並作出彼等認為就售股協議或使其生效而言屬必需或權宜或合適之一切行動及事情。」

普通決議案

2. 「動議：

(a) 批准恒光行與Probest於二零零三年九月三日訂立之貸款償還協議(「貸款償還協議」)(其經大會主席簽署以資識別並註有「B」字樣之副本以呈交大會)，該協議乃關於恒光行償還所欠貸款本金額247,000,000港元予Probest，包括恒光行根據貸款償還協議發行一張163,000,000港元之承兌票據(「承兌票據」)(有關形式載於貸款償還協議之附表3)，以及批准該協議所載之交易；

(b) 批准恒光行發行承兌票據之建議及其內所載之交易；及

(c) 授權董事(i)根據貸款償還協議簽立承兌票據；(ii)簽立彼等認為使發行承兌票據生效而言屬必需或權宜或合適之任何文件及文據，以及作出一切有關行動及事情；及(iii)簽立貸款償還協議之任何其他所需或附帶文件及文據，並作出彼等認為就貸款償還協議及其內所載交易或使該等協議及交易生效而言屬必需或權宜或合適之一切行動及事情。」

承董事會命
明日國際集團有限公司
主席
邱德華

香港，二零零三年九月三十日

註冊辦事處：
Clarendon House
Church Street
Hamilton HM11
Bermuda

總辦事處及主要營業地點：
香港
皇后大道中5號
衡怡大廈
27樓

附註：

1. 有權出席大會(或其任何續會)及於會上投票之本公司股東可委任一位或以上代表代其出席及投票。受委代表毋須為本公司股東。

2. 本通函隨附適用於股東特別大會之代表委任表格。

3. 本代表委任表格，連同經簽署之授權書或他授權文件(如有)或經公證人簽署證明之授權書或授權文件副本，最遲須於大會(或其任何續會)指定舉行時間48小時前送達本公司之香港股份過戶登記分處香港證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-1905室，方為有效。如有延誤，代表委任表格將視為無效。本公司股東填妥及交回代表委任表格後，仍可親身出席大會(或其任何續會)及於會上投票。在此情況下，委任代表之文據將被視為撤回。

Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

2003 Interim Results Announcement

The Board of Directors (the "Directors") of Tomorrow International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2003 with comparative figures as follows:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	Six months ended 30 June 2003 HK$'000 (unaudited)	2002 HK$'000 (unaudited)
Turnover	3	321,984	341,116
Cost of sales		(265,922)	(261,675)
Gross profit		56,062	79,441
Other revenue		12,321	16,266
Gain on disposal of partial interest in Swank		–	3,480
Distribution costs		(12,110)	(10,755)
Administrative expenses		(52,506)	(53,586)
Other operating expenses		(4,176)	(2,368)
Profit/(loss) from operating activities	4	(409)	32,478
Finance costs		(1)	–
Share of profits less losses of associates		1,333	1,900
Profit before tax		923	34,378
Tax	5	(579)	(2,471)
Profit before minority interests		344	31,907
Minority interests		659	50
Net profit from ordinary activities attributable to shareholders		1,003	31,957
Earnings per share	6		
Basic		0.35 cent	11.51 cents
Diluted		N/A	11.46 cents

Notes :

1. **Review of results**

   The interim financial statements are unaudited but have been reviewed by the Audit Committee.

2. **Principal activities**

   During the period, the principal activities of the Group remained unchanged and mainly consisted of the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards ("PCBs"), the trading and distribution of electronic components and parts, the trading of listed equity investments, the provision of loan financing, and the manufacture and sale of optical products.

3. **Business segment information**

   The Group's operating businesses are classified as follows:

   (a) the electronic products segment consists of the manufacture and sale of electronic products;

   (b) PCBs segment consists of the manufacture and sale of PCBs;

   (c) the electronic components and parts segment consists of the trading and distribution of electronic components and parts;

   (d) the listed equity investments segment consists of the trading of listed equity investments;

   (e) the provision of finance segment consists of the provision of loan financing services; and

   (f) the optical products segment consists of the manufacture and sale of optical products.

   The following tables present revenue and results for the Group's business segments.

Group

	Electronic products 2003	Electronic products 2002	PCBs 2003	PCBs 2002	Electronic components and parts 2003	Electronic components and parts 2002	Listed equity investments 2003	Listed equity investments 2002	Provision of finance 2003	Provision of finance 2002	Optical products 2003	Optical products 2002	Eliminations 2003	Eliminations 2002	Consolidated 2003	Consolidated 2002
	Six months ended 30 June HK$'000 (unaudited)	HK$'000 (unaudited)	HK$'000 (unaudited)	HK$'000 (unaudited)	HK$'000 (unaudited)	HK$'000 (unaudited)	HK$'000 (unaudited)	HK$'000 (unaudited)	HK$'000 (unaudited)	HK$'000 (unaudited)	HK$'000 (unaudited)	HK$'000 (unaudited)	HK$'000 (unaudited)	HK$'000 (unaudited)	HK$'000 (unaudited)	HK$'000 (unaudited)
Segment revenue:																
Sales to external customers	[illegible]	[illegible]	[illegible]	[illegible]	-	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-	-	321,984	341,116
Inter-segment sales	-	-	[illegible]	[illegible]	-	[illegible]	-	-	-	-	-	-	[illegible]	[illegible]	-	-
Other revenue	[illegible]	[illegible]	[illegible]	[illegible]	-	[illegible]	[illegible]	[illegible]	-	-	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Total	[illegible]	[illegible]	[illegible]	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Segment results	[illegible]	[illegible]	[illegible]	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-	-	[illegible]	[illegible]
Interest, dividend income and unallocated gains															[illegible]	[illegible]
Gain on disposal of partial interest in Swank															-	3,480
Unallocated expenses															[illegible]	[illegible]
Profit/(loss) from operating activities															(409)	32,478
Finance costs															(1)	-
Share of profits less losses of associates	-	-	-	-	-	-	-	-	-	-	[illegible]	[illegible]	-	-	1,333	1,900
Profit before tax															923	34,378
Tax															(579)	(2,471)
Profit before minority interests															344	31,907
Minority interests															659	50
Net profit from ordinary activities																

4. **Profit/(loss) from operating activities**

   The Group's profit/(loss) from operating activities is arrived at after charging/(crediting):

	Six months ended 30 June 2003 HK$'000 (unaudited)	2002 HK$'000 (unaudited)
Cost of inventories sold	265,922	261,072
Depreciation	17,181	15,660
Amortisation of prepaid rental	368	368
Amortisation and write-off of deferred product development costs	573	544
Net gain on disposals of listed equity investments	–	(64)
Provision against inventories / (write-back of provision against inventories)	1,762	(1,526)
Interest income	(2,168)	(2,709)

5. **Tax**

   Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits arising in Hong Kong during the period.

	Six months ended 30 June 2003 HK$'000 (unaudited)	2002 HK$'000 (unaudited)
Group :		
The People's Republic of China:		
Hong Kong	347	2,122
Mainland China	232	349
	579	2,471

6. **Earnings per share**

   The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the period of HK$1,003,000 (2002: HK$31,957,000) and the weighted average of 286,068,644 (2002: 277,611,185 shares adjusted for a capital reorganisation which took effect on 30 June 2003) shares in issue during the period. Diluted earnings per share for the period ended 30 June 2003 has not been disclosed, as the share options outstanding during the period had an anti-dilutive effect on the basic earnings per share for the period. In the prior period, the calculation of diluted earnings per share was based on the net profit attributable to shareholders for the period of HK$31,957,000 and the weighted average of 278,973,439 ordinary shares in issue during the period as adjusted for a capital reorganisation which took effect on 30 June 2003.

   The comparative basic earnings per share and dilute earnings per share have been adjusted to reflect the capital reorganisation completed on 30 June 2003, on the basis that 10 existing ordinary shares of HK$0.100 each be effectively reorganised to 1 new ordinary share of HK$0.010 each.

INTERIM DIVIDEND

The Directors have resolved that no interim dividend will be declared in respect of the six months ended 30 June 2003 (2002: Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

During the half year under review, the Group experienced a drop in both the revenue and the profit attributable to shareholders. Turnover amounted to HK$322 million (2002: HK$341 million) and net profit attributable to shareholders amounted to HK$1 million (2002: HK$32 million).

Overshadowed by the war in Iraq early this year, the world economy was weak and uncertain during the period under review. In addition to the Severe Acute Respiratory Syndrome ("SARS") outbreak in Hong Kong for more than three months, the business activities were significantly affected in the first half of 2003. For the six months ended 30 June 2003, the turnover of the Group's electronic business decreased by 11% to HK$219 million.

For the manufacture and sale of electronic products, owing to the impact by SARS, most of the promotional activities in either Hong Kong or overseas countries were withheld during the period. Face-to-face communication with overseas customers was suspended that made the confirmed sales orders being significantly reduced and most of the potential orders being postponed. As a result, except for the European market which recorded a slight growth, the export sales to the major markets, including North America and Japan decreased by over 20%. The sales in the local market, inevitably, also suffered a drop of 22%. In consequence, the total turnover was reduced by about 18% compared with the same period of last year. In early 2003, with full technology support from an internationally well-known Japanese electronic company, the Group successfully established new production lines for the manufacture of lithium battery parts on sub-contracting basis at a new factory building in Shenzhen. The new factory is expected to be in full operation in the fourth quarter of this year. During the initial investment period, the Group has invested about HK$8 million in the new factory and unavoidably incurred additional operating costs thereon. Nevertheless, being benefited from the effective management control, the Group's Electronic Products Division remained profitable for the six months ended 30 June 2003.

The printed circuit boards ("PCB") business continually confronted with keen competition in the industry. Although its turnover increased by 15% over last year, the narrow profit margin derived an operating loss for the period under review.

Trading of listed equity investments remained inactive during the first half year while contribution from provision of loan financing was lean.

Similar to the Group's electronic business, the period under review had been a tough time for Swank due to the war in Iraq and the SARS outbreak. With the persistent keen competition in the optical industry, the Group has been experiencing a general suppression in the gross margin as more advantages in form of price cut are being offered to the customers. Turnover dropped by HK$26 million to HK$102 million and net loss before finance costs to shareholder's loan amounted to HK$2 million. High Euro exchange rate had also hit us hard on our imported material cost. Gross profit of Swank decreased to HK$16 million and gross profit margin dropped by approximately 8% to 16% when compared to same period of last year.

In dealing with these adverse external conditions, the Group has taken effective measures to lower the profit breakeven point. That was, the loss was partly offset by a decrease in selling and administrative expenses which resulted from staff reorganisation being downsized as well as tight expense control.

Corporate Move

On 4 March 2003, the Company, Probest Holdings Inc. ("Probest"), an indirect wholly-owned subsidiary of the Company

conditional asset disposal agreement (the "Asset Disposal Agreement") and a conditional loan restructuring agreement (the "Loan Restructuring Agreement") to restructure the principal loan of HK$250 million and the accrued loan interest due to Probest. Further details of the Asset Disposal Agreement and the Loan Restructuring Agreement are set out in a circular to shareholders dated 7 April 2003. Subsequently, the above two mentioned agreements were terminated on 27 August 2003.

On 3 September 2003, the Company, Probest and Swank entered into a conditional share sale agreement pursuant to which Probest would acquire a 30% equity interest in a wholly-owned subsidiary of Swank and 30% of loan owing by that subsidiary of Swank for a consideration of HK$3 million (the "Share Sale Agreement").

In addition, Swank and Probest entered into a conditional loan settlement agreement pursuant to which Probest agreed to waive the repayment of the outstanding principal loan of HK$47 million due by Swank and the accrued loan interest thereon since 1 March 2002 up to the effective date of the loan settlement agreement (the "Loan Settlement Agreement").

Moreover, Swank also proposes to raise not less than HK$37.7 million before expenses by way of the open offer on the basis of 13 offer shares at HK$0.013 each for every existing share of HK$0.01 each in the issued share capital of Swank held by the shareholders, who have addresses in Hong Kong on the register of members of Swank, as at 16 October 2003, being the date to which entitlements under the open offer will be determined (the "Open Offer"). Net proceeds from the Open Offer of approximately HK$37.0 million will be used to repay partly the loan due to Probest. On 3 September 2003, the Company, Probest and Swank also entered into an underwriting agreement in relation to the underwriting of the Open Offer.

The outstanding principal loan of HK$163 million due to Probest by Swank shall be repaid by three instalments in accordance with the terms of the promissory note with maturity date on 1 June 2006. The promissory note is unsecured and bears interest at a rate per annum equivalent to 1% over Hong Kong prime rate.

The Share Sale Agreement and the Loan Settlement Agreement are subject to the approval by the shareholders of the Company at a special general meeting and Swank's independent shareholders at Swank's extraordinary general meeting. The Open Offer is subject to the approval by the independent shareholders of Swank at the extraordinary general meeting of Swank. Further details are also set out in the announcement dated 9 September 2003.

Liquidity and Financial Review

As at 30 June 2003, cash and bank balances (including time deposits and pledged deposits) maintained by the Group were HK$437 million, representing an increase of HK$114 million compared with the position as at 31 December 2002. On the other hand, the Group has available banking facilities of HK$178 million. It is believed that the Group has adequate cash resources to meet the normal working capital requirements and all commitments for future development. The gearing of the Group, measured as total debts to total assets, was 22% as at 30 June 2003, comparing with 20% as at 31 December 2002.

Most of the business transactions conducted by the Group were nominated in Hong Kong Dollars, United States Dollars and RMB. As at 30 June 2003, there were no outstanding forward contracts in foreign currency committed by the Group that might involve it in significant foreign exchange risks and exposures.

Human Resources

As at 30 June 2003, the Group employed approximately 4,900 employees, with about 4,740 in the Mainland China and about 160 in Hong Kong. All employees are remunerated based on industry practice and in accordance with the prevailing labour law. In Hong Kong, apart from basic salary, staff benefits including medical issuance, performance related bonus and mandatory provident fund, would be provided by the Group.

Pledged Deposits

The Group's overdraft facilities amounting to US$20 million which equivalent to approximately HK$156 million. At 30 June 2003, the pledged deposits of the Group and the Company amounting to HK$102 million (2002 : HK$101 million) were used to secure the overdraft facilities, whereas none of the overdraft facilities was utilised.

Future Plans

As the war in Iraq being under control and the SARS in Greater China having subsided, most of the U.S. economists expected a higher GDP growth in the next few quarters. Moreover, recent surveys have shown an upbeat assessment of the U.S. economy and a willingness to begin taking some risks in investments on the part of the U.S. entrepreneurs. It might lead to a strong recovery of the world economy and will benefit the export business in Hong Kong. The management maintains a cautious optimistic view towards the future economic outlook and is quite optimistic that the electronic business of the Group will be recovered in the second half of the year.

The Electronic Products Division will continue to focus on Original Equipment Manufacturing ("OEM") business and the development of radio-frequency ("RF") products. As part of our OEM business, the new production lines for the manufacture of lithium battery parts will have profit contribution to the Group by next year. It is also expected that the business for the production of battery parts will grow up rapidly within the Group in the years to come. On the other hand, since RF products will play an important role in the consumer electronic product market, the Group has decided to allocate more resources in the development of related new products. The Directors believe that, with diversified products serving different markets, the Group is well-positioned in the competitive electronic industry.

In the PCB industry, keen price competition still exists. The Group will exercise stringent control on the operating costs to maintain its competitive position in the market.

Demand for loan financing and trading of listed equity investments is expected to be low.

Even though the result of optical business was disappointing, the Group is on track with our plans to revitalize the optical business' revenue generating abilities. Looking ahead, the Group will focus on the enhancement of production efficiency and product quality as well as developing new optical products to meet customers' need. Adequate investment will be spent in these respects in appropriate time and stringent cost control measures will continue to be in place.

With the current favourable cash position, we are constantly looking out for investment opportunities which would bring stable incomes and prosperity to the Group.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules during the six months ended 30 June 2003, except that the independent non-executive directors of the Company are not appointed for specific terms, but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Company's Bye-laws.

AUDIT COMMITTEE

The 2003 interim report has been reviewed by the Company's Audit Committee which comprises two independent non-executive directors.

PUBLICATION OF INTERIM REPORT ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE

All the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange website in due course.

By Order of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 18 September 2003

Tomorrow International Holdings Limited
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

二零零三年中期業績公告

明日國際集團有限公司(「本公司」)之董事會(「董事會」)欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零三年六月三十日止六個月之未經審核綜合業績及去年之比較數字如下：

簡明綜合損益賬

	附註	截至六月三十日止六個月 二零零三年 千港元 (未經審核)	二零零二年 千港元 (未經審核)
營業額	3	**321,984**	341,116
銷售成本		**(265,922)**	(261,675)
毛利		**56,062**	79,441
其他收益		**12,321**	16,266
出售恒光行部份權益之收益		**–**	3,480
分銷成本		**(12,110)**	(10,755)
行政支出		**(52,506)**	(53,586)
其他經營支出		**(4,176)**	(2,368)
經營業務之溢利／(虧損)	4	**(409)**	32,478
融資成本		**(1)**	–
應佔聯營公司溢利減虧損		**1,333**	1,900
除稅前溢利		**923**	34,378
稅項	5	**(579)**	(2,471)
除少數股東權益前溢利		**344**	31,907
少數股東權益		**659**	50
股東應佔日常業務純利		**1,003**	31,957
每股盈利	6		
基本		**0.35仙**	11.51仙
攤薄		**不適用**	11.46仙

附註：

1. **審閱業績**

   中期財務報表未經審核，但經審核委員會審閱。

2. **主要業務**

   於本期間，本集團之主要業務維持不變，主要包括設計、開發、製造及銷售電子產品、製造及銷售印刷綫路板、買賣及分銷電子配件及部件、買賣上市股本投資、提供貸款融資及製造和銷售視光產品。

3. **業務分部資料**

   本集團之經營業務分類如下：

   (a) 電子產品分部，包括生產及銷售電子產品；

   (b) 綫路板分部，包括生產及銷售綫路版；

   (c) 電子部件及零件分部，包括買賣分及銷電子部件及零件；

   (d) 上市股本證券分部，包括買賣上市股本投資項目；

管理層之討論及分析

業務回顧

於半年之回顧期間內，本集團之收入及股東應佔溢利均告下跌。營業額為322,000,000港元(二零零二年：341,000,000港元)而股東應佔純利則為1,000,000港元(二零零二年：32,000,000港元)。

在本年初伊拉克戰事之陰霾下，全球經濟於回顧期間均顯得疲弱及不明朗。此外，非典型肺炎在香港爆發三個多月，使二零零三年上半年度之業務活動受到動大影響。截至二零零三年六月三十日止六個月，本集團之電子業務營業額下降11%至219,000,000港元。

於電子產品製造及銷售方面，基於非典型肺炎之影響，期間大部份於香港或海外國家進行之推廣活動均須停止。到訪海外客戶之行程須暫停進行，令已落實之銷售訂單大幅減少，而大部份可能成交之訂單亦告延期。因此，除歐洲市場錄得輕微增長外，對主要市場(包括北美及日本)之出口銷售分別下降超過20%。本地市場之銷售亦無可避免地下跌22%。因此，營業額較去年同期減少約18%。於二零零三年初，本集團獲一間國際著名日本電子公司之全力技術支援，成功在深圳一座新工廠內以分包形式建立製造鋰電池部件之全新生產綫。預期該新工廠可於本年度第四季全面運作。於最初投資期間，本集團已向該新工廠投資約8,000,000港元，並在無可避免之情況下產生額外營運成本。儘管如此，於截至二零零三年六月三十日止六個月，本集團之電子產品部已受惠於有效之管理控制，盈利情況維持不變。

印刷綫路板業務繼續面對行內之激烈競爭。雖然其營業額較去年上升15%，但邊際利潤微薄令回顧期間出現經營虧損。

上半年度之上市股本投資交投淡靜，而提供貸款融資之貢獻微薄。

一如本集團之電子業務，由於伊拉克戰事及非典型肺炎之爆發，回顧期間亦為恒光行之艱難時期。鑑於視光行業之競爭情況持續激烈，本集團因向客戶提供大幅削價優惠而導致毛利率整體受壓。營業額下降26,000,000港元至102,000,000港元，而未計股東貸款融資成本前之虧損淨額則為2,000,000港元。歐元匯率高企亦對本集團之進口原料成本受到嚴重打擊。恒光行之毛利減少至16,000,000港元，而毛利率則較去年同期下降約8%及16%。

在處理該等外界不利情況時，本集團採取有效措施以降低盈虧平衡點，即表示，有關虧損部份乃以精簡人手及嚴格開支控制所削減之銷售及行政開支抵銷。

集團動向

於二零零三年三月四日，本公司、本公司之間接全資附屬公司Probest Holdings Inc.(「Probest」)及本公司之上市附屬公司恒光行貿業有限公司(「恒光行」)訂立一項有條件資產出售協議(「資產出售協議」)及一項有條件貸款重整協議(「貸款重整協議」)，以重整結欠Probest之250百萬港元貸款本金及應計貸款利息。有關資產出售協議及貸款重整協議之其他詳情，載於日期為二零零三年四月七日之致股東通函內。其後，上述兩項協議於二零零三年八月二十七日終止。

於二零零三年九月三日，本公司、Probest及恒光行訂立有條件售股協議(「售股協議」)，據此，Probest將以代價3百萬港元購入恒光行一間全資附屬公司之股本權益之30%及該附屬公司所欠貸款之30%。

此外，恒光行與Probest訂立有條件貸款償還協議(「貸款償還協議」)，據此，Probest同意豁免恒光行償還所欠之未償還本金47百萬港元及由二零零二年三月一日起至貸款償還協議生效日期期間之應計貸款利息。

本集團

	電子產品		視光產品		電子零件及配件		上市證券投資		貸款融資		印刷線路板		抵銷		綜合	
	截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)
分部收益：																
向外界客戶銷售	161,599	196,710	57,372	50,079	-	772	-	667	371	310	102,243	93,173	-	-	321,534	341,116
分部間銷售	-	-	5,717	4,569	-	15,589	-	-	-	-	-	-	(5,717)	(20,158)	-	-
其他收益	552	173	1,589	1,335	-	665	265	490	-	-	1,659	1,332	-	-	3,775	3,995
合計	162,151	196,883	65,673	53,933	-	16,476	265	1,157	371	310	103,901	94,510	(5,717)	(20,158)	327,259	345,111
分部業績	1,985	19,035	(1,417)	432	-	233	169	397	351	285	(1,962)	5,770	-	-	1,447	25,232
利息、股息收入及未分配收益															1,846	12,271
出售恒光行部份權益所得收益															-	1,430
未分配開支															(3,722)	(10,025)
經營業務溢利／(虧損)															(409)	32,478
融資成本															(1)	-
應佔聯營公司溢利減虧損	-	-	-	-	-	-	-	-	-	-	1,333	1,938	-	-	1,333	1,938
除稅前溢利															923	34,378
稅項															(579)	(2,471)
除少數股東權益前溢利															344	31,907
少數股東權益															659	50
股東應佔經常性業務之溢利淨額															1,003	31,957

4. 經營業務之溢利／(虧損)

本集團之經營業務溢利／(虧損)已扣除／(計入)：

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千港元	*千港元*
	(未經審核)	*(未經審核)*
已售存貨成本	**265,922**	261,072
折舊	**17,181**	15,660
攤銷預付租金	**368**	368
攤銷及撇銷遞延產品開發成本	**573**	544
出售上市股本投資之收益淨額	**–**	(64)
存貨撥備／(撥回存貨撥備)	**1,762**	(1,526)
利息收入	**(2,168)**	(2,709)

5. 稅項

香港利得稅乃根據期內在香港產生之估計應課稅溢利按稅率17.5%(二零零二年：16%)作出撥備。

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千港元	*千港元*
	(未經審核)	*(未經審核)*
本集團：		
中華人民共和國：		
香港	**347**	2,122
中國內地	**232**	349
	579	2,471

6. 每股盈利

每股基本盈利乃根據期內股東應佔純利1,003,000港元(二零零二年：31,957,000港元)及期內已發行股份286,068,644股(二零零二年：277,611,185股，經調整二零零三年六月三十日生效之股本重組)之加權平均數計算。由於期內之未行使購股權對本期之每股基本盈利並無潛在攤薄影響，因此並無披露截至二零零三年六月三十日止期間之每股攤薄盈利。於對上期間，每股攤薄盈利乃按該期間之股東應佔純利31,957,000港元及期內已發行普通股之加權平均數278,973,439股(已就於二零零三年六月三十日生效之股本重組作出調整)計算。

作比較用途之每股基本盈利及每股攤薄盈利已經調整，以反映於二零零三年六月三十日完成之股本重組，股本重組乃按10股每股面值0.100港元之舊普通股有效重組為1股面值0.010港元之新普通股。

中期股息

董事會已議決不宣派截至二零零三年六月三十日止六個月之中期股息(二零零二年：無)。

港元認購13股發售股份。公開發售之所得款項淨額約37百萬港元將用以償還欠Probest之部份貸款。於二零零三年九月三日，本公司、Probest及恒光行亦訂立一項就包銷公開發售訂立的包銷協議。

恒光行欠Probest之未償還貸款本金163百萬港元須按於二零零六年六月一日到期之承兌票據條款分三期償還。承兌票據乃無抵押及按相等於香港最優惠利率加1厘之年利率計息。

售股協議及貸款償還協議須於股東特別大會上獲本公司之股東批准及於恒光行股東特別大會上獲恒光行之獨立股東批准。公開發售須取得恒光行之獨立股東於恒光行股東特別大會上批准，方告作實。其他資料載於二零零三年九月九日之公佈。

流動資金及財務回顧

於二零零三年六月三十日，本集團持有現金及銀行結存(包括定期存款及抵押存款)為437,000,000港元，較於二零零二年十二月三十一日增加114,000,000港元。另一方面，本集團可供動用之銀行融資為178,000,000港元。相信本集團具備充足現金資源，可應付日常營運所需，以及日後發展之一切承擔。本集團於二零零三年六月三十日之資本負債比率(按總債務除以總資產計算)為22%，而於二零零二年十二月三十一日則為20%。

本集團所進行之大部份業務交易均以港元、美元及人民幣計算。於二零零三年六月三十日，本集團並無可使其面臨重大外匯風險之未平倉重大遠期外匯合約。

人力資源

於二零零三年六月三十日，本集團聘用約4,900名僱員，其中中國內地僱員約4,740名，香港僱員約160名。所有僱員之待遇均遵照行業慣例及現行勞工法。於香港，除基本薪酬外，本集團亦提供員工福利，當中包括醫療保險、按表現派發花紅，以及強制性公積金。

抵押存款

本集團之透支信貸額為20,000,000美元，相等於約156,000,000港元。於二零零三年六月三十日，本集團及本公司之抵押存款102,000,000港元(二零零二年：101,000,000港元)乃用以抵押該透支信貸，而該等透支信貸額並未動用。

未來計劃

由於伊拉克戰情受到控制而大中華地區之非典型肺炎疫症亦沉寂下來，因此大部份美國經濟學家預期未來數個季度會有較高之國內生產總值增長。此外，近期之調查評估美國經濟有上升趨勢，而美國企業亦願意開始冒險投資。此等情況或會令全球經濟強勁復甦並將會使香港之出口業務受惠。管理層對未來經濟前景表示審慎樂觀，並頗有信心本集團之電子業務將會於本年之下半年度復甦。

電子產品部將繼續以原設備製造業務及無線電頻率產品開發為重心。製造鋰電池部件之新生產線乃本集團原設備製造業務之部份，其將於下個年度為本集團帶來溢利。本集團亦預期生產電池部件之業務於未來數年將會迅速增長。另一方面，由於無線電頻率產品在消費電子產品市場將佔重要席位，本集團乃決定分配更多資源發展相關之新產品。董事相信，憑藉針對不同市場之多元化產品，本集團正於充滿競爭之電子業內佔有優勢。

印刷綫路板業內仍存在激烈競爭情況。本集團將對經營成本採取嚴格控制措施，以維持其於市場之競爭力。

預期市場對貸款融資及買賣上市股本投資之需求偏低。

儘管視光業務之業績並不理想，然而本集團正按計劃加強視光業務帶來收入之能力。展望未來，本集團將專注提升生效率及產品質素，以及開發新視光產品以迎合客戶需求。本集團將於適當時候就此方面作出充分投資，並繼續進行嚴格之成本控制措施。

憑藉現時之理想現金狀況，本集團不斷尋求投資機會以為本集團帶來穩定收入及興旺之業務。

購買、出售或贖回證券

於期內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

最佳應用守則

董事會認為，除本公司之獨立非執行董事並無指定任期，惟須根據本公司之公司細則條文輪值告退及於本公司之股東週年大會上膺選連任外，本公司於截至二零零三年六月三十日止六個月期間一直遵守上市規則附錄十四所載之最佳應用守則。

審核委員會

二零零三年中期報告已由本公司之審核委員會審閱。審核委員會由兩位獨立非執行董事組成。

於聯交所互聯網站刊登中期報告

上市規則附錄十六第46(1)至46(6)段所規定之所有資料，將於適當時候刊登在聯交所之網站內。

承董事會命
主席
邱德華

香港，二零零三年九月十八日

Tomorrow International Holdings Limited

(Incorporated in Bermuda with limited liability)



2003

Interim Report

The Board of Directors (the "Directors") of Tomorrow International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2003 with comparative figures as follows:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Six months ended 30 June	
		2003	2002
	Notes	**HK$'000**	HK$'000
		(unaudited)	(unaudited)
Turnover	3	**321,984**	341,116
Cost of sales		**(265,922)**	(261,675)
Gross profit		**56,062**	79,441
Other revenue		**12,321**	16,266
Gain on disposal of partial interest in Swank		–	3,480
Distribution costs		**(12,110)**	(10,755)
Administrative expenses		**(52,506)**	(53,586)
Other operating expenses		**(4,176)**	(2,368)
Profit/(loss) from operating activities	4	**(409)**	32,478
Finance costs		**(1)**	–
Share of profits less losses of associates		**1,333**	1,900
Profit before tax		**923**	34,378
Tax	5	**(579)**	(2,471)
Profit before minority interests		**344**	31,907
Minority interests		**659**	50
Net profit from ordinary activities attributable to shareholders		**1,003**	31,957
Earnings per share	6		
Basic		**0.35 cent**	11.51 cents
Diluted		**N/A**	11.46 cents

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	As at 30 June 2003 HK$'000 (unaudited)	As at 31 December 2002 HK$'000 (audited)
NON-CURRENT ASSETS			
Fixed assets		**195,500**	201,955
Negative goodwill	7	**(53,790)**	(58,671)
Interests in associates		**33,709**	30,894
Prepaid rental		**3,746**	4,114
Rental deposits		**1,359**	972
Deferred product development costs		**4,306**	4,195
		184,830	183,459
CURRENT ASSETS			
Cash and bank balances		**56,509**	75,329
Time deposits		**278,755**	146,025
Pledged deposits		**101,604**	101,056
Accounts receivable	8	**130,761**	104,856
Bills receivable		**4,842**	1,905
Loans receivable		**84**	110,534
Interest receivable on loans		**–**	122
Prepayments, deposits and other receivables		**19,877**	21,675
Properties held for sale		**13,000**	13,000
Inventories		**92,584**	101,739
		698,016	676,241
CURRENT LIABILITIES			
Accounts payable	9	**101,420**	71,118
Accrued liabilities and other payables		**28,551**	35,981
Due to associates		**8,271**	8,848
Tax payable		**21,270**	20,545
		159,512	136,492
NET CURRENT ASSETS		**538,504**	539,749
TOTAL ASSETS LESS CURRENT LIABILITIES		**723,334**	723,208
NON-CURRENT LIABILITIES			
Provision for long service payments		**1,465**	1,465
Deferred tax		**1,433**	1,433
		2,898	2,898
MINORITY INTERESTS		**31,574**	32,233
		688,862	688,077
CAPITAL AND RESERVES			
Share capital	10	**2,861**	286,069
Reserves		**686,001**	402,008
		688,862	688,077

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2003

		Reserves								
	Share capital HK$'000	Share premium HK$'000	Exchange fluctuation reserve HK$'000	Capital reserve HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Property revaluation reserve HK$'000	Retained profits HK$'000	Total reserves HK$'000	Total HK$'000
At 1 January 2003	**286,069**	**200,556**	**1,744**	**801**	**-**	**77**	**1,290**	**197,540**	**402,008**	**688,077**
Exchange realignment	**-**	**-**	**(218)**	**-**	**-**	**-**	**-**	**-**	**(218)**	**(218)**
Net loss not recognised in the profit and loss account	**-**	**-**	**(218)**	**-**	**-**	**-**	**-**	**-**	**(218)**	**(218)**
Capital reorganisation	**(283,208)**	**-**	**-**	**-**	**283,208**	**-**	**-**	**-**	**283,208**	**-**
Profit for the period	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**1,003**	**1,003**	**1,003**
At 30 June 2003	**2,861**	**200,556**	**1,526**	**801**	**283,208**	**77**	**1,290**	**198,543**	**686,001**	**688,862**

For the six months ended 30 June 2002

	Share capital HK$'000	Share premium HK$'000	Exchange fluctuation reserve HK$'000	Capital reserve HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Property revaluation reserve HK$'000	Retained profits HK$'000	Total reserves HK$'000	Total HK$'000
At 1 January 2002	268,269	192,518	913	801	-	77	1,321	134,693	330,323	598,592
Exchange realignment	-	-	(199)	-	-	-	-	-	(199)	(199)
Net loss not recognised in the profit and loss account	-	-	(199)	-	-	-	-	-	(199)	(199)
Issue of shares	17,800	8,900	-	-	-	-	-	-	8,900	26,700
Share issue expenses	-	(862)	-	-	-	-	-	-	(862)	(862)
Profit for the period	-	-	-	-	-	-	-	31,957	31,957	31,957
At 30 June 2002	286,069	200,556	714	801	-	77	1,321	166,650	370,119	656,188

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30 June	
	2003	2002
	HK$'000	HK$'000
	(unaudited)	(unaudited)
NET CASH INFLOW FROM OPERATING ACTIVITIES	**126,096**	25,620
Net cash inflow /(outflow) from investing activities	**(11,640)**	7,535
Net cash inflow from financing activities	**–**	25,838
INCREASE IN CASH AND CASH EQUIVALENTS	**114,456**	58,993
Cash and cash equivalents at beginning of period	**322,410**	373,819
Effect of foreign exchange rate changes, net	**2**	(28)
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**436,868**	432,784
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and bank balances	**56,509**	68,648
Non-pledged time deposits with original maturity of less than three months when acquired	**278,755**	263,914
Time deposits with original maturity of less than three months when acquired, pledged as security for bank overdraft facilities	**101,604**	100,322
Bank overdraft	**–**	(100)
	436,868	432,784

Notes :

1. Basis of preparation

The interim financial statements are unaudited but have been reviewed by the Audit Committee.

The condensed consolidated interim financial statements have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants. The accounting policies and basis of preparation used in the preparation of the interim financial statements are consistent with those followed in the Group's annual financial statements for the year ended 31 December 2002.

In addition, the Group has adopted SSAP 12 (Revised) "Income Taxes". SSAP 12 (Revised) principally prescribes the accounting treatment and disclosures for deferred tax. In prior periods, deferred tax is provided using the income statement liability method on all significant timing differences to the extent it is probable that the liability will be crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt. SSAP 12 (Revised) requires the adoption of the balance sheet liability method, whereby deferred tax recognised in respect of all

temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively.

The retrospective adoption of this new standard has not resulted in any significant effect on the financial statements in the prior periods, and, accordingly no prior period adjustment has been made.

2. Principal activities

During the period, the principal activities of the Group remained unchanged and mainly consisted of the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards ("PCBs"), the trading and distribution of electronic components and parts, the trading of listed equity investments, the provision of loan financing, and the manufacture and sale of optical products.

3. Business segment information

The Group's operating businesses are classified as follows:

(a) the electronic products segment consists of the manufacture and sale of electronic products;

(b) PCBs segment consists of the manufacture and sale of PCBs;

(c) the electronic components and parts segment consists of the trading and distribution of electronic components and parts;

(d) the listed equity investments segment consists of the trading of listed equity investments;

(e) the provision of finance segment consists of the provision of loan financing services; and

(f) the optical products segment consists of the manufacture and sale of optical products.

The following tables present revenue and results for the Group's business segments.

3. Business segment information (continued)

Group

	Electronic products Six months ended 30 June		PCBs Six months ended 30 June		Electronic components and parts Six months ended 30 June		Listed equity investments Six months ended 30 June		Provision of finance Six months ended 30 June		Optical products Six months ended 30 June		Eliminations Six months ended 30 June		Consolidated Six months ended 30 June	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Segment revenue:																
Sales to external customers	161,999	196,710	57,372	50,079	-	172	-	667	371	310	102,242	93,178	-	-	321,984	341,116
Inter-segment sales	-	-	5,717	4,569	-	15,589	-	-	-	-	-	-	(5,717)	(20,158)	-	-
Other revenue	762	173	2,589	1,335	-	665	265	490	-	-	1,659	1,332	-	-	5,275	3,995
Total	162,761	196,883	65,678	55,983	-	16,426	265	1,157	371	310	103,901	94,510	(5,717)	(20,158)	327,259	345,111
Segment results	3,985	19,625	(1,067)	432	-	233	160	397	351	295	(1,962)	5,770	-	-	1,467	26,752
Interest, dividend income and unallocated gains															7,046	12,271
Gain on disposal of partial interest in Swank															-	3,480
Unallocated expenses															(8,922)	(10,025)
Profit/(loss) from operating activities															(409)	32,478
Finance costs															(1)	-
Share of profits less losses of associates	-	-	-	-	-	-	-	-	-	-	1,333	1,900	-	-	1,333	1,900
Profit before tax															923	34,378
Tax															(579)	(2,471)
Profit before minority interests															344	31,907
Minority interests															659	50
Net profit from ordinary activities attributable to shareholders															1,003	31,957

4. Profit/(loss) from operating activities

The Group's profit/(loss) from operating activities is arrived at after charging/(crediting):

	Six months ended 30 June 2003 HK$'000 (unaudited)	Six months ended 30 June 2002 HK$'000 (unaudited)
Cost of inventories sold	**265,922**	261,072
Depreciation	**17,181**	15,660
Amortisation of prepaid rental	**368**	368
Amortisation and write-off of deferred product development costs	**573**	544
Net gain on disposals of listed equity investments	**–**	(64)
Provision against inventories / (write-back of provision against inventories)	**1,762**	(1,526)
Interest income	**(2,168)**	(2,709)

5. Tax

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits arising in Hong Kong during the period.

	Six months ended 30 June	
	2003	2002
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Group :		
The People's Republic of China:		
Hong Kong	**347**	2,122
Mainland China	**232**	349
	579	2,471

6. Earnings per share

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the period of HK$1,003,000 (2002: HK$31,957,000) and the weighted average of 286,068,644 (2002: 277,611,185 shares adjusted for a capital reorganisation which took effect on 30 June 2003) shares in issue during the period. Diluted earnings per share for the period ended 30 June 2003 has not been disclosed, as the share options outstanding during the period had an anti-dilutive effect on the basic earnings per share for the period. In the prior period, the calculation of diluted earnings per share was based on the net profit attributable to shareholders for the period of HK$31,957,000 and the weighted average of 278,973,439 ordinary shares in issue during the period as adjusted for a capital reorganisation which took effect on 30 June 2003.

The comparative basic earnings per share and dilute earnings per share have been adjusted to reflect the capital reorganisation completed on 30 June 2003, on the basis that 10 existing ordinary shares of HK$0.100 each be effectively reorganised to 1 new ordinary share of HK$0.010 each.

7. Negative goodwill

	HK$'000 (unaudited)
Cost:	
Balance brought forward and at 30 June 2003	83,455
Accumulated recognition as income:	
Balance brought forward	24,784
Recognition as income during the period	4,881
At 30 June 2003	29,665
Net carrying amount at	
30 June 2003	53,790
31 December 2002	58,671

8. Accounts receivable

The aged analysis of the Group's accounts receivable is as follows:

	As at 30 June 2003 HK$'000 (unaudited)	31 December 2002 HK$'000 (audited)
Current to three months	**123,255**	82,268
Four to six months	**4,682**	18,228
Seven months to one year	**4,912**	6,254
Over one year	**7,994**	8,173
	140,843	114,923
Provision	**(10,082)**	(10,067)
	130,761	104,856

The normal credit period granted by the Group to customers ranges from 21 days to 120 days.

9. Accounts payable

The aged analysis of the Group's accounts payable is as follows:

	As at 30 June 2003 HK$'000 (unaudited)	31 December 2002 HK$'000 (audited)
Current to three months	**87,235**	62,317
Four to six months	**11,146**	7,019
Seven months to one year	**2,525**	641
Over one year	**514**	1,141
	101,420	71,118

10. Share capital

	As at 30 June 2003	
	No. of shares (in thousand)	HK$'000
Authorised		
Ordinary shares of HK$0.01 each	50,000,000	500,000
Issued and fully paid		
At beginning of period	2,860,686	286,069
Capital reorganisation by transfering to the contributed surplus	(2,574,617)	(283,208)
At end of period	286,069	2,861

On 28 April 2003, the Company proposed a capital reorganisation (the "Capital Reorganisation") comprising a capital reduction (the "Capital Reduction") and a share consolidation (the "Share Consolidation"). Under the Capital Reduction, the nominal value of the issued shares would be reduced from HK$0.10 to HK$0.001 each by the cancellation of HK$0.099 of the paid up capital on each issued share. As a result of the Capital Reduction, each authorised but unissued share would be subdivided into 100 new shares. An amount of approximately HK$283,207,958 arising from the then 2,860,686,445 issued shares would be credited to a contributed surplus account of the Company, which may be used in future for such purposes as the Directors may direct subject to the Companies Act 1981 of Bermuda (as amended) and the bye-laws of the Company. Immediately after the Capital Reduction, the Company would then effect the Share Consolidation, whereby every 10 issued shares of HK$0.001 each would be consolidated into 1 new share of HK$0.01 each. On passing of relevant special resolutions at the special general meeting held on 27 June 2003, the Capital Reorganisation became effective on 30 June 2003 and the issued share capital of the Company comprises 286,068,644 new shares of HK$0.01 each.

11. Connected and related party transactions

As at 30 June 2003, the Group had the following connected party transactions:

(1) A loan of HK$7,000,000 (31 December 2002: HK$7,000,000) was granted by a wholly-owned subsidiary of the Group to E-Top PCB Limited ("E-Top"), a 65% owned subsidiary of the Group, for its general working capital. The loan was unsecured, bore interest at the one-month Hong Kong dollar time deposit rate and had no fixed terms of repayment.

(2) In addition, the Group had certain banking facilities, with a total limit of HK$22.4 million (31 December 2002: HK$22.4 million), which were used by a wholly-owned subsidiary of the Group. These banking facilities were secured by corporate guarantees executed by E-Top and Plentiful Light Limited, both of which are 65% owned subsidiaries of the Group, and certain wholly-owned subsidiaries of the Group, and certain leasehold land and buildings of the Group.

11. Connected and related party transactions (continued)

(3) As at 30 June 2003, Swank International Manufacturing Company Limited ("Swank"), a 57.9% owned subsidiary of the Group, had an outstanding loan including HK$20,852,000 (31 December 2002: HK$12,957,000) accrued interest due to Probest Holdings Inc. ("Probest"), a wholly-owned subsidiary of the Group, of HK$270,852,000 (31 December 2002: HK$262,757,000). The loan due from Swank to Probest was unsecured, bore interest at 1% per annum over the Hong Kong prime rate and repayable in five annual instalments commencing from 1 June 2002. At 30 June 2003, the loan principal of HK$62,500,000 and the accrued interest of HK$20,852,000 were overdue.

(4) Below is a summary of material transactions between the Swank group and of its certain associates which were carried out in the normal course of business on commercial terms during the period:

	Six months ended 30 June	
	2003	2002
	(unaudited)	(unaudited)
	HK$'000	HK$'000
Sales of products to associates	**4,087**	7,462
Purchases of products from associates	**6,207**	10,996
Management fee income from associates	**1,559**	1,236

Amount due to associates are disclosed in the condensed consolidated balance sheet. Amount due from associates at 30 June 2003 amounted to HK$3,376,000 (31 December 2002: HK$1,894,000). These balances are non-interest bearing and have no fixed terms of repayment.

12. Contingent liabilities

	Company	
	As at	
	30 June	31 December
	2003	2002
	HK$'000	HK$'000
	(unaudited)	(audited)
Guarantee of banking facilities granted to subsidiaries	**22,400**	22,400

INTERIM DIVIDEND

The Directors have resolved that no interim dividend will be declared in respect of the six months ended 30 June 2003 (2002: Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

During the half year under review, the Group experienced a drop in both the revenue and the profit attributable to shareholders. Turnover amounted to HK$322 million (2002: HK$341 million) and net profit attributable to shareholders amounted to HK$1 million (2002: HK$32 million).

Overshadowed by the war in Iraq early this year, the world economy was weak and uncertain during the period under review. In addition to the Severe Acute Respiratory Syndrome ("SARS") outbreak in Hong Kong for more than three months, the business activities were significantly affected in the first half of 2003. For the six months ended 30 June 2003, the turnover of the Group's electronic business decreased by 11% to HK$219 million.

For the manufacture and sale of electronic products, owing to the impact by SARS, most of the promotional activities in either Hong Kong or overseas countries were withheld during the period. Face-to-face communication with overseas customers was suspended that made the confirmed sales orders being significantly reduced and most of the potential orders being postponed. As a result, except for the European market which recorded a slight growth, the export sales to the major markets, including North America and Japan decreased by over 20%. The sales in the local market, inevitably, also suffered a drop of 22%. In consequence, the total turnover was reduced by about 18% compared with the same period of last year. In early 2003, with full technology support from an internationally well-known Japanese electronic company, the Group successfully established new production lines for the manufacture of lithium battery parts on sub-contracting basis at a new factory building in Shenzhen. The new factory is expected to be in full operation in the fourth quarter of this year. During the initial investment period, the Group has invested about HK$8 million in the new factory and unavoidably incurred additional operating costs thereon. Nevertheless, being benefited from the effective management control, the Group's Electronic Products Division remained profitable for the six months ended 30 June 2003.

The printed circuit boards ("PCB") business continually confronted with keen competition in the industry. Although its turnover increased by 15% over last year, the narrow profit margin derived an operating loss for the period under review.

Trading of listed equity investments remained inactive during the first half year while contribution from provision of loan financing was lean.

Similar to the Group's electronic business, the period under review had been a tough time for Swank due to the war in Iraq and the SARS outbreak. With the persistent keen competition in the optical industry, the Group has been experiencing a general suppression in the gross margin as more advantages in form of price cut are being offered to the customers. Turnover dropped by HK$26 million to HK$102 million and net loss before finance costs to shareholder's loan amounted to HK$2 million. High Euro exchange rate had also hit us hard on our imported material cost. Gross profit of Swank decreased to HK$16 million and gross profit margin dropped by approximately 8% to 16% when compared to same period of last year.

In dealing with these adverse external conditions, the Group has taken effective measures to lower the profit breakeven point. That was, the loss was partly offset by a decrease in selling and administrative expenses which resulted from staff reorganisation being downsized as well as tight expense control.

Corporate Move

On 4 March 2003, the Company, Probest Holdings Inc. ("Probest"), an indirect wholly-owned subsidiary of the Company and Swank International Manufacturing Company Limited ("Swank"), a listed subsidiary of the Company, entered into a conditional asset disposal agreement (the "Asset Disposal Agreement") and a conditional loan restructuring agreement (the "Loan Restructuring Agreement") to restructure the principal loan of HK$250 million and the accrued loan interest due to Probest. Further details of the Asset Disposal Agreement and the Loan Restructuring Agreement are set out in a circular to shareholders dated 7 April 2003. Subsequently, the above two mentioned agreements were terminated on 27 August 2003.

On 3 September 2003, the Company, Probest and Swank entered into a conditional share sale agreement pursuant to which Probest would acquire a 30% equity interest in a wholly-owned subsidiary of Swank and 30% of loan owing by that subsidiary of Swank for a consideration of HK$3 million (the "Share Sale Agreement").

In addition, Swank and Probest entered into a conditional loan settlement agreement pursuant to which Probest agreed to waive the repayment of the outstanding principal loan of HK$47 million due by Swank and the accrued loan interest thereon since 1 March 2002 up to the effective date of the loan settlement agreement (the "Loan Settlement Agreement").

Moreover, Swank also proposes to raise not less than HK$37.7 million before expenses by way of the Open Offer on the basis of 13 offer shares at HK$0.013 each for every existing share of HK$0.01 each in the issued share capital of Swank held by the shareholders, who have addresses in Hong Kong on the register of members of Swank, as at 16 October 2003, being the date to which entitlements under the open offer will be determined (the "Open Offer"). Net proceeds from the Open Offer of approximately HK$37.0 million will be used to repay partly the loan due to Probest. On 3 September 2003, the Company, Probest and Swank also entered into an underwriting agreement in relation to the underwriting of the Open Offer.

The outstanding principal loan of HK$163 million due to Probest by Swank shall be repaid by three instalments in accordance with the terms of the promissory note with maturity date on 1 June 2006. The promissory note is unsecured and bears interest at a rate per annum equivalent to 1% over Hong Kong prime rate.

The Share Sale Agreement and the Loan Settlement Agreement are subject to the approval by the shareholders of the Company at a special general meeting and Swank's independent shareholders at Swank's extraordinary general meeting. The Open Offer is subject to the approval by the independent shareholders of Swank at the extraordinary general meeting of Swank. Further details are also set out in the announcement dated 9 September 2003.

Liquidity and Financial Review

As at 30 June 2003, cash and bank balances (including time deposits and pledged deposits) maintained by the Group were HK$437 million, representing an increase of HK$114 million compared with the position as at 31 December 2002. On the other hand, the Group has available banking facilities of HK$178 million. It is believed that the Group has adequate cash resources to meet the normal working capital requirements and all commitments for future development. The gearing of the Group, measured as total debts to total assets, was 22% as at 30 June 2003, comparing with 20% as at 31 December 2002.

Most of the business transactions conducted by the Group were nominated in Hong Kong Dollars, United States Dollars and RMB. As at 30 June 2003, there were no outstanding forward contracts in foreign currency committed by the Group that might involve it in significant foreign exchange risks and exposures.

Human Resources

As at 30 June 2003, the Group employed approximately 4,900 employees, with about 4,740 in the Mainland China and about 160 in Hong Kong. All employees are remunerated based on industry practice and in accordance with the prevailing labour law. In Hong Kong, apart from basic salary, staff benefits including medical insurance, performance related bonus and mandatory provident fund, would be provided by the Group.

Pledged Deposits

The Group's overdraft facilities amounting to US$20 million which equivalent to approximately HK$156 million. At 30 June 2003, the pledged deposits of the Group and the Company amounting to HK$102 million (2002 : HK$101 million) were used to secure the overdraft facilities, whereas none of the overdraft facilities was utilised.

Future Plans

As the war in Iraq being under control and the SARS in Greater China having subsided, most of the U.S. economists expected a higher GDP growth in the next few quarters. Moreover, recent surveys have shown an upbeat assessment of the U.S. economy and a willingness to begin taking some risks in investments on the part of the U.S. entrepreneurs. It might lead to a strong recovery of the world economy and will benefit the export business in Hong Kong. The management maintains a cautious optimistic view towards the future economic outlook and is quite optimistic that the electronic business of the Group will be recovered in the second half of the year.

The Electronic Products Division will continue to focus on Original Equipment Manufacturing ("OEM") business and the development of radio-frequency ("RF") products. As part of our OEM business, the new production lines for the manufacture of lithium battery parts will have profit contribution to the Group by next year. It is also expected that the business for the production of battery parts will grow up rapidly within the Group in the years to come. On the other hand, since RF products will play an important role in the consumer electronic product market, the Group has decided to allocate more resources in the development of related new products. The Directors believe that, with diversified products serving different markets, the Group is well-positioned in the competitive electronic industry.

In the PCB industry, keen price competition still exists. The Group will exercise stringent control on the operating costs to maintain its competitive position in the market.

Demand for loan financing and trading of listed equity investments is expected to be low.

Even though the result of optical business was disappointing, the Group is on track with our plans to revitalize the optical business' revenue generating abilities. Looking ahead, the Group will focus on the enhancement of production efficiency and product quality as well as developing new optical products to meet customers' need. Adequate investment will be spent in these respects in appropriate time and stringent cost control measures will continue to be in place.

With the current favourable cash position, we are constantly looking out for investment opportunities which would bring stable incomes and prosperity to the Group.

DIRECTORS' INTERESTS IN SHARES AND UNDERLYING SHARES

At 30 June 2003, the interests of the directors in the shares and underlying shares of the Company and its associated corporations as recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance ("SFO") or notified to the Company pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") were as follows :

(a) Directors' interest in shares

Name of Director	Notes	Nature of interest	Number of shares
Mr. Yau Tak Wah, Paul	1	Corporate	14,847,400*
Mr. Tam Ping Wah	2	Corporate	8,000*

Notes :

1. These shares were held through Pacific Shore Profits Limited, a company beneficially owned by Mr. Yau Tak Wah, Paul.

2. These shares were held through Strong Trend International Limited, a company beneficially owned by Mr. Tam Ping Wah.

* The number of shares were adjusted in accordance with the Capital Reorganisation which took effect on 30 June 2003.

(b) Directors' interests in underlying shares

Directors	Date of grant of share options	Exercise period of share options	Exercise price of share options at 1 January 2003 HK$	Exercise price of share options at 30 June 2003 HK$	Number of share options outstanding at 1 January 2003 '000	Number of share options outstanding at 30 June 2003* '000
Ms. Louie Mei Po	11 February 2000	11 August 2000 to 10 August 2003	0.227	2.27	23,700	2,370
	20 March 2000	20 September 2000 to 19 September 2003	0.163	1.63	19,800	1,980
	2 May 2000	2 November 2000 to 1 November 2003	0.090	0.90	9,000	900
					52,500	5,250
Ms. Wong Shin Ling, Irene	20 March 2000	20 September 2000 to 19 September 2003	0.163	1.63	10,800	1,080
	2 May 2000	2 November 2000 to 1 November 2003	0.090	0.90	19,200	1,920
					30,000	3,000
Mr. Tam Ping Wah	2 May 2000	2 November 2000 to 1 November 2003	0.090	0.90	9,000	900
					9,000	900
					91,500	9,150

* The number of shares options were adjusted in accordance with the Capital Reorganisation which took effect on 30 June 2003.

Saved as disclosed herein, none of the directors or their associates held any interests or short positions in any shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company pursuant to the Model Code.

SHARE OPTION SCHEME

As at 30 June 2003, the particulars in relation to the share option schemes of the Company or any of its subsidiaries that are required to be disclosed under Rules 17.07 and 17.08 of Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("the Listing Rules") and SSAP 34, were as follows:

(a) Share option scheme of the Company

Since the adoption of the new share option scheme on 29 May 2002, no options to subscribe for ordinary shares in the Company have been granted to any eligible participants, including directors or their respective associates or employees of the Company, its holding company or any of its subsidiaries and associates. The options granted under the old scheme will remain in force and effect.

(b) Share option scheme of Swank

Pursuant to the Swank's share option scheme adopted on 28 May 2002 for a period of 10 years, on 12 June 2003, Swank granted 5 share options to an employee with an exercise period ranging from 12 June 2003 to 11 July 2003. These 5 share options were exercised at an exercise price of HK$0.20 per share on 12 June 2003. The Stock Exchange of Hong Kong Limited ("the "Stock Exchange") closing price of Swank's shares on the trading day immediately prior to the date of the grant of the share options was HK$0.01. The Stock Exchange closing price of Swank's shares at the date of the exercise of the share options was HK$0.01.

The Directors consider that it is not appropriate to state the theoretical value of the options granted during the period under Swank's share option scheme. The Directors believe that any calculation of the value of share options may not be meaningful as the exercise price is greater than the Stock Exchange closing price on the trading day immediately prior to the date of the grant of the options and also the share options were exercised at the same day of granting the share options.

Apart from the above, no other options were granted by Swank during the period. Swank has no share options outstanding as at the balance sheet date.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2003, according to the register of interest in shares and short positions required to be kept by the Company under section 336 of the SFO, the Company has been

notified that the following shareholder was interested in 5% or more of the share capital of the Company.

Name of Shareholder	Notes	Number of Ordinary Shares	Approximate Percentage
Winspark Venture Limited	1	165,835,963*	58.0%
Mr. Yau Tak Wah, Paul	2	14,847,400*	5.2%

Notes :

1. The entire issued share capital of Winspark Venture Limited is beneficially owned by Mr. Chan Yuen Ming.

2. These shares were held through Pacific Shore Profits Limited, a company beneficially owned by Mr. Yau Tak Wah, Paul.

* The number of shares were adjusted in accordance with the Capital Reorganisation which took effect on 30 June 2003.

Saved as disclosed above, the directors of the Company are not aware of any person who is, directly or indirectly, interested in 5% or more of the issued share capital of the Company, has short positions in the share or underlying shares or has any rights to subscribe for shares in respect of such capital.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules during the six months ended 30 June 2003, except that the independent non-executive directors of the Company are not appointed for specific terms, but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Company's Bye-laws.

AUDIT COMMITTEE

The 2003 interim report has been reviewed by the Company's Audit Committee which comprises two independent non-executive directors.

By Order of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 18 September, 2003

明日國際集團有限公司

(於百慕達註冊成立之有限公司)



2003

中期報告

明日國際集團有限公司(「本公司」)之董事會(「董事會」)欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零三年六月三十日止六個月之未經審核綜合業績及去年之比較數字如下：

簡明綜合損益賬

	附註	截至六月三十日止六個月 二零零三年 千港元 (未經審核)	 二零零二年 千港元 (未經審核)
營業額	3	**321,984**	341,116
銷售成本		**(265,922)**	(261,675)
毛利		**56,062**	79,441
其他收益		**12,321**	16,266
出售恒光行部份權益之收益		–	3,480
分銷成本		**(12,110)**	(10,755)
行政支出		**(52,506)**	(53,586)
其他經營支出		**(4,176)**	(2,368)
經營業務之溢利／(虧損)	4	**(409)**	32,478
融資成本		**(1)**	–
應佔聯營公司溢利減虧損		**1,333**	1,900
除税前溢利		**923**	34,378
税項	5	**(579)**	(2,471)
除少數股東權益前溢利		**344**	31,907
少數股東權益		**659**	50
股東應佔日常業務純利		**1,003**	31,957
每股盈利	6		
基本		**0.35仙**	11.51仙
攤薄		**不適用**	11.46仙

簡明綜合資產負債表

	附註	於二零零三年六月三十日 千港元 (未經審核)	於二零零二年十二月三十一日 千港元 (經審核)
非流動資產			
固定資產		**195,500**	201,955
負商譽	7	**(53,790)**	(58,671)
於聯營公司之權益		**33,709**	30,894
預付租金		**3,746**	4,114
租約按金		**1,359**	972
遞延產品開發成本		**4,306**	4,195
		184,830	183,459
流動資產			
現金及銀行結餘		**56,509**	75,329
定期存款		**278,755**	146,025
抵押存款		**101,604**	101,056
應收賬款	8	**130,761**	104,856
應收票據		**4,842**	1,905
應收貸款		**84**	110,534
貸款之應收利息		**–**	122
預付款項、按金及其他應收款項		**19,877**	21,675
持作出售之物業		**13,000**	13,000
存貨		**92,584**	101,739
		698,016	676,241
流動負債			
應付賬款	9	**101,420**	71,118
應計債務及其他應付賬款		**28,551**	35,981
應付聯營公司款項		**8,271**	8,848
應付税項		**21,270**	20,545
		159,512	136,492
流動資產淨值		**538,504**	539,749
總資產減流動負債		**723,334**	723,208
非流動負債			
長期服務金撥備		**1,465**	1,465
遞延税項		**1,433**	1,433
		2,898	2,898
少數股東權益		**31,574**	32,233
		688,862	688,077
資本及儲備			
股本	10	**2,861**	286,069
儲備		**686,001**	402,008
		688,862	688,077

簡明綜合股本變動表
截至二零零三年六月三十日止六個月

		儲備								
	股本	股份溢價	匯率波動儲備	資本儲備	繳入盈餘	資本贖回儲備	物業重估儲備	保留溢利	儲備合計	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零三年一月一日	286,069	200,556	1,744	801	–	77	1,290	197,540	402,008	688,077
外匯調整	–	–	(218)	–	–	–	–	–	(218)	(218)
損益賬未確認之虧損淨額	–	–	(218)	–	–	–	–	–	(218)	(218)
股本重組	(283,208)	–	–	–	283,208	–	–	–	283,208	–
本期純利	–	–	–	–	–	–	–	1,003	1,003	1,003
於二零零三年六月三十日	2,861	200,556	1,526	801	283,208	77	1,290	198,543	686,001	688,862
截至二零零二年六月三十日止六個月										
於二零零二年一月一日	268,269	192,518	913	801	–	77	1,321	134,693	330,323	598,592
外匯調整	–	–	(199)	–	–	–	–	–	(199)	(199)
損益賬未確認之虧損淨額	–	–	(199)	–	–	–	–	–	(199)	(199)
發行股份	17,800	8,900	–	–	–	–	–	–	8,900	26,700
發行股份費用	–	(862)	–	–	–	–	–	–	(862)	(862)
本期純利	–	–	–	–	–	–	–	31,957	31,957	31,957
於二零零二年六月三十日	286,069	200,556	714	801	–	77	1,321	166,650	370,119	656,188

簡明綜合現金流量表

	截至六月三十日止六個月	
	二零零三年 千港元 (未經審核)	二零零二年 千港元 (未經審核)
經營業務之現金流入淨額	**126,096**	25,620
投資業務之現金流入／(流出)淨額	**(11,640)**	7,535
融資活動之現金流入淨額	**–**	25,838
現金及現金等價物增加	**114,456**	58,993
年初之現金及現金等價物	**322,410**	373,819
匯率變動影響，淨額	**2**	(28)
期末之現金及現金等價物	**436,868**	432,784
現金及現金等價物結餘之分析		
現金及銀行結餘	**56,509**	68,648
取得時原本到期日少於三個月之非抵押定期存款	**278,755**	263,914
取得時原本到期日少於三個月並抵押作銀行透支信貸抵押品之定期存款	**101,604**	100,322
銀行透支	**–**	(100)
	436,868	432,784

附註：

1. 編製基準

中期財務報表未經審核，但經審核委員會審閱。

簡明綜合中期財務報表乃根據香港會計師公會頒佈之香港會計實務準則(「會計準則」)第25號「中期財務報告」之規定而編製。本中期財務報告所採納之會計政策及編製基準，與本集團截至二零零二年十二月三十一日止年度之年度財務報告所採納者一致。

此外，本集團已採納會計實務準則第12號(經修訂)「所得税」之規定。會計實務準則第12號(經修訂)主要規定遞延税項之會計處理方法及披露要求。於過往期間，遞延税項乃以收益表負債法就倘負債可能於可見將來變現而產生之一切作出準備。在確定無合理懷疑而變現負債前不會確認遞延税項。會計實務準則第12號(經修訂)規定使用資產

負債表負債法，即除少數情況外，須就財務報告內資產及負債之賬面值與用以計算應課税溢利之相關税項基準之間之所有臨時差額確認遞延税項。在會計實務準則第12號（經修訂）並無任何特定過渡性規定之情況下，乃以追溯方式採用新會計政策。

追溯採納此項新準則對過往期間之財務報告並無產生任何重大影響，因此毋須作出前期調整。

2. 主要業務

於本期間，本集團之主要業務維持不變，主要包括設計、開發、製造及銷售電子產品、製造及銷售印刷綫路板、買賣及分銷電子配件及部件、買賣上市股本投資、提供貸款融資及製造和銷售視光產品。

3. 業務分部資料

本集團之經營業務分類如下：

(a) 電子產品分部，包括生產及銷售電子產品；

(b) 綫路板分部，包括生產及銷售綫路版；

(c) 電子部件及零件分部，包括買賣分及銷電子部件及零件；

(d) 上市股本證券分部，包括買賣上市股本投資項目；

(e) 金融服務分部，包括提供貸款融資服務；及

(f) 光學產品分部，包括製造和銷售光學產品。

下表載列本集團業務分部有關收益及業績。

3. 業務分部資料（續）

本集團

	電子產品 截至六月三十日 止六個月		線路板 截至六月三十日 止六個月		電子配件及部件 截至六月三十日 止六個月		上市證券投資 截至六月三十日 止六個月		提供融資 截至六月三十日 止六個月		光學產品 截至六月三十日 止六個月		對銷 截至六月三十日 止六個月		綜合 截至六月三十日 止六個月	
	二零零三年 千港元 （未經審核）	二零零二年 千港元 （未經審核）	二零零三年 千港元 （未經審核）	二零零二年 千港元 （未經審核）	二零零三年 千港元 （未經審核）	二零零二年 千港元 （未經審核）	二零零三年 千港元 （未經審核）	二零零二年 千港元 （未經審核）	二零零三年 千港元 （未經審核）	二零零二年 千港元 （未經審核）	二零零三年 千港元 （未經審核）	二零零二年 千港元 （未經審核）	二零零三年 千港元 （未經審核）	二零零二年 千港元 （未經審核）	二零零三年 千港元 （未經審核）	二零零二年 千港元 （未經審核）
分部收益：																
向外界客戶銷售	**161,999**	196,710	**57,372**	50,079	**-**	172	**-**	667	**371**	310	**102,242**	93,178	**-**	-	**321,984**	341,116
分部間銷售	**-**	-	**5,717**	4,569	**-**	15,589	**-**	-	**-**	-	**-**	-	**(5,717)**	(20,158)	**-**	-
其他收益	**762**	173	**2,589**	1,335	**-**	665	**265**	490	**-**	-	**1,659**	1,332	**-**	-	**5,275**	3,995
合計	**162,761**	196,883	**65,678**	55,983	**-**	16,426	**265**	1,157	**371**	310	**103,901**	94,510	**(5,717)**	(20,158)	**327,259**	345,111
分部業績	**3,985**	19,625	**(1,067)**	432	**-**	233	**160**	397	**351**	295	**(1,962)**	5,770	**-**	-	**1,467**	26,752
利息、股息收入及未分配收益															**7,046**	12,271
出售恒光行部份權益所得收益															**-**	3,480
未分配開支															**(8,922)**	(10,025)
經營業溢利／虧損															**(409)**	32,478
融資成本															**(1)**	-
應佔聯營公司溢利減虧損	**-**	-	**-**	-	**-**	-	**-**	-	**-**	-	**1,333**	1,900	**-**	-	**1,333**	1,900
除稅前溢利															**923**	34,378
稅項															**(579)**	(2,471)
除少數股東權益溢利															**344**	31,907
少數股東權益															**659**	50
股東應佔經營業務之溢利淨額															**1,003**	31,957

4. 經營業務之溢利／（虧損）

本集團之經營業務溢利／（虧損）已扣除／（計入）：

	截至六月三十日止六個月 二零零三年 千港元 （未經審核）	截至六月三十日止六個月 二零零二年 千港元 （未經審核）
已售存貨成本	**265,922**	261,072
折舊	**17,181**	15,660
攤銷預付租金	**368**	368
攤銷及撇銷遞延產品開發成本	**573**	544
出售上市股本投資之收益淨額	**–**	(64)
存貨撥備／（撥回存貨撥備）	**1,762**	(1,526)
利息收入	**(2,168)**	(2,709)

5. 稅項

香港利得稅乃根據期內在香港產生之估計應課稅溢利按稅率17.5%(二零零二年：16%)作出撥備。

	截至六月三十日止六個月	
	二零零三年 千港元 (未經審核)	二零零二年 千港元 (未經審核)
本集團：		
中華人民共和國：		
香港	**347**	2,122
中國內地	**232**	349
	579	2,471

6. 每股盈利

每股基本盈利乃根據期內股東應佔日常業務純利1,003,000港元(二零零二年：31,957,000港元)及期內已發行股份286,068,644股(二零零二年：277,611,185股，經調整二零零三年六月三十日生效之股本重組)之加權平均數計算。由於期內之未行使購股權對本期之每股基本盈利並無潛在攤薄影響，因此並無披露截至二零零三年六月三十日止期間之每股攤薄盈利。於對上期間，每股攤薄盈利乃按該期間之股東應佔純利31,957,000港元及期內已發行普通股之加權平均數278,973,439股(已就於二零零三年六月三十日生效之股本重組作出調整)計算。

作比較用途之每股基本盈利及每股攤薄盈利已經調整，以反映於二零零三年六月三十日完成之股本重組，股本重組乃按10股每股面值0.100港元之舊普通股有效重組為1股面值0.010港元之新普通股。

7. 負商譽

	千港元 (未經審核)
成本：	
承前結轉及於二零零三年六月三十日	83,455
累計確認作收入：	
承前結餘	24,784
期內確認作收入	4,881
於二零零三年六月三十日之結餘	29,665
帳面淨值	
於二零零三年六月三十日	53,790
於二零零二年十二月三十一日	58,671

8. 應收賬款

本集團按賬齡分析之應收賬款茲列如下：

	於二零零三年六月三十日 千港元 (未經審核)	於二零零二年十二月三十一日 千港元 (經審核)
即時至三個月	**123,255**	82,268
四個月至六個月	**4,682**	18,228
七個月至一年	**4,912**	6,254
超過一年	**7,994**	8,173
	140,843	114,923
撥備	**(10,082)**	(10,067)
	130,761	104,856

本集團向顧客授出之一般信用期限介乎21日至120日。

9. 應付賬款

	於二零零三年六月三十日 千港元 (未經審核)	於二零零二年十二月三十一日 千港元 (經審核)
即時至三個月	**87,235**	62,317
四個月至六個月	**11,146**	7,019
七個月至一年	**2,525**	641
超過一年	**514**	1,141
	101,420	71,118

10. 股本

	於二零零三年六月三十日 股份數目 (千股)	千港元
法定股本：		
每股面值0.01港元之普通股	50,000,000	500,000
已發行及繳足股本：		
期初	2,860,686	286,069
透過進行股本重組轉撥往繳入盈餘	(2,574,617)	(283,208)
期末	286,069	2,861

於二零零三年四月二十八日，本公司建議進行股本重組(「股本重組」)，包括削減股本(「削減股本」)及股份合併(「股份合併」)。根據股本重組，透過註銷每股已發行股份之繳足股本0.099港元，將已發行股份之面值由0.10港元削減至每股0.001港元。由於削減股本，每股法定但未發行股份將拆細為100股新股。自當時2,860,686,445股產生之約283,207,958港元將計入本公司之繳入盈餘賬內，而該等金額或會於日後按百慕達一九八一年公司法(經修訂)及本公司之細則用作董事所指之用途。緊隨削減股本後，本公司將進行股份合併，據此，每10股每股面值0.001港元之已發行股份將會合併為1股面值0.01港元之新股份。於二零零三年六月二十七日舉行之股東特別大會上通過有關特別決議案後，股本重組已於二零零三年六月三十日生效，而本公司之已發行股本則包括286,068,644股每股面值0.01港元之新股。

11. 關連交易

於二零零三年六月三十日，本集團已進行下列關連交易：

(1) 本集團之全資附屬公司向本集團持有65%權益之附屬公司怡德綫路板有限公司(「怡德」)授出一項7,000,000港元(二零零二年十二月三十一日：7,000,000港元)之貸款，供怡德用作一般營運資金。該筆貸款為無抵押、按照一個月港元定期存款之利率計息及無固定還款期。

(2) 此外，本集團有總上限為22,400,000港元(二零零二年十二月三十一日：22,400,000港元)之若干銀行融資，已由本集團之全資附屬公司動用。該等銀行融資乃以本集團持有65%權益之附屬公司怡德及Plentiful Light Limited 以及本集團之若干全資附屬公司簽立之公司擔保及本集團若干租賃土地及樓宇作抵押。

11. 關連交易(續)

(3) 於二零零三年六月三十日，本集團擁有57.9%權益之附屬公司恒光行實業有限公司(「恒光行」)之未償還貸款270,852,000港元(二零零二年十二月三十一日：262,757,000港元)包括欠本集團一間全資附屬公司Probest Holdings Inc.(「Probest」)之應計利息20,852,000港元(二零零二年十二月三十一日：12,957,000港元)。恒光行欠Probest之貸款乃無抵押，須按香港最優惠利率加每年1厘之利率計息，並須由二零零二年六月一日起分五年期攤還。於二零零三年六月三十日，貸款本金額62,500,000港元及應計利息20,852,000港元經已過期。

(4) 以下為恒光行集團與其若干聯營公司於期內按商業條款在正常業務過程中進行之重大交易概要：

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千港元	千港元
	(未經審核)	(未經審核)
銷售產品予聯營公司	**4,087**	7,462
自聯營公司採購產品	**6,207**	10,996
來自聯營公司之管理費	**1,559**	1,236

應付聯營公司款項在未經審核綜合資產負債表中披露。於二零零三年六月三十日，應收聯營公司款項達3,376,000港元(二零零二年十二月三十一日：1,894,000港元)。此等款項均不計利息及無固定還款期。

12. 或然負債

	本公司	
	於二零零三年六月三十日	於二零零二年十二月三十一日
	千港元	千港元
	(未經審核)	(經審核)
就授予附屬公司銀行信貸而作出之擔保	**22,400**	22,400

中期股息

董事會已議決不宣派截至二零零三年六月三十日止六個月之中期股息（二零零二年：無）。

管理層之討論及分析

業務回顧

於半年之回顧期間內，本集團之收入及股東應佔溢利均告下跌。營業額為322,000,000港元（二零零二年：341,000,000港元）而股東應佔純利則為1,000,000港元（二零零二年：32,000,000港元）。

在本年初伊拉克戰事之陰霾下，全球經濟於回顧期間均顯得疲弱及不明朗。此外，非典型肺炎在香港爆發三個多月，使二零零三年上半年度之業務活動受到動大影響。截至二零零三年六月三十日止六個月，本集團之電子業務營業額下降11%至219,000,000港元。

於電子產品製造及銷售方面，基於非典型肺炎之影響，期間大部份於香港或海外國家進行之推廣活動均須停止。到訪海外客戶之行程須暫停進行，令已落實之銷售訂單大幅減少，而大部份可能成交之訂單亦告延期。因此，除歐洲市場錄得輕微增長外，對主要市場（包括北美及日本）之出口銷售分別下降超過20%。本地市場之銷售亦無可避免地下跌22%。因此，營業額較去年同期減少約18%。於二零零三年初，本集團獲一間國際著名日本電子公司之全力技術支援，成功在深圳一座新工廠內以分包形式建立製造鋰電池部件之全新生產線。預期該新工廠可於本年度第四季全面運作。於最初投資期間，本集團已向該新工廠投資約8,000,000港元，並在無可避免之情況下產生額外營運成本。儘管如此，於截至二零零三年六月三十日止六個月，本集團之電子產品部已受惠於有效之管理控制，盈利情況維持不變。

印刷綫路板業務繼續面對行內之激烈競爭。雖然其營業額較去年上升15%，但邊際利潤微薄令回顧期間出現經營虧損。

上半年度之上市股本投資交投淡靜，而提供貸款融資之貢獻微薄。

一如本集團之電子業務，由於伊拉克戰事及非典型肺炎之爆發，回顧期間亦為恒光行之艱難時期。鑑於視光行業之競爭情況持續激烈，本集團因向客戶提供大幅削價優惠而導致毛利率整體受壓。營業額下降26,000,000港元至102,000,000港元，而未計股東貸款融資成本前之虧損淨額則為2,000,000港元。歐元匯率高企亦對本集團之進口原料成本受到嚴重打擊。恒光行之毛利減少至16,000,000港元，而毛利率則較去年同期下降約8%至16%。

在處理該等外界不利情況時，本集團採取有效措施以降低盈虧平衡點，即表示，有關虧損部份乃以精簡人手及嚴格開支控制所削減之銷售及行政開支抵銷。

集團動向

於二零零三年三月四日，本公司、本公司之間接全資附屬公司Probest Holdings Inc.(「Probest」)及本公司之上市附屬公司恒光行實業有限公司(「恒光行」)訂立一項有條件資產出售協議(「資產出售協議」)及一項有條件貸款重整協議(「貸款重整協議」)，以重整結欠Probest之250百萬港元貸款本金及應計貸款利息。有關資產出售協議及貸款重整協議之其他詳情，載於日期為二零零三年四月七日之致股東通函內。其後，上述兩項協議於二零零三年八月二十七日終止。

於二零零三年九月三日，本公司、Probest及恒光行訂立有條件售股協議(「售股協議」)，據此，Probest將以代價3百萬港元購入恒光行一間全資附屬公司之股本權益之30%及該附屬公司所欠貸款之30%。

此外，恒光行與Probest訂立有條件貸款償還協議(「貸款償還協議」)，據此，Probest同意豁免恒光行償還所欠之未償還本金47百萬港元及由二零零二年三月一日起至貸款償還協議生效日期期間之應計貸款利息。

此外，恒光行亦建議以公開發售方式集資不少於37.7百萬港元(未扣除開支)，基準為於二零零三年十月十六日(即決定有權參與公開發售(「公開發售」)資格之日期)其於股東名冊所示地址位於香港之股東每持有1股恒光行已發行股本中面值0.01港元之股份，可按每股0.013港元認購13股發售股份。公開發售之所得款項淨額約37百萬港元將用以償還欠Probest之部份貸款。於二零零三年九月三日，本公司、Probest及恒光行亦訂立一項就包銷公開發售訂立的包銷協議。

恒光行欠Probest之未償還貸款本金163百萬港元須按於二零零六年六月一日到期之承兑票據條款分三期償還。承兑票據乃無抵押及按相等於香港最優惠利率加1厘之年利率計息。

售股協議及貸款償還協議須於股東特別大會上獲本公司之股東批准及於恒光行股東特別大會上獲恒光行之獨立股東批准。公開發售須待恒光行獨立股東於恒光行股東特別大會上批准。其他資料載於二零零三年九月九日之公佈。

流動資金及財務回顧

於二零零三年六月三十日，本集團持有現金及銀行結存（包括定期存款及抵押存款）為437,000,000港元，較於二零零二年十二月三十一日增加114,000,000港元。另一方面，本集團可供動用之銀行融資為178,000,000港元。相信本集團具備充足現金資源，可應付日常營運所需，以及日後發展之一切承擔。本集團於二零零三年六月三十日之資本負債比率（按總債務除以總資產計算）為22%，而於二零零二年十二月三十一日則為20%。

本集團所進行之大部份業務交易均以港元、美元及人民幣計算。於二零零三年六月三十日，本集團並無可使其面臨重大外匯風險之未平倉重大遠期外匯合約。

人力資源

於二零零三年六月三十日，本集團聘用約4,900名僱員，其中中國內地僱員約4,740名，香港僱員約160名。所有僱員之待遇均遵照行業慣例及現行勞工法。於香港，除基本薪酬外，本集團亦提供員工福利，當中包括醫療保險、按表現派發花紅，以及強制性公積金。

抵押存款

本集團之透支信貸額為20,000,000美元，相等於約156,000,000港元。於二零零三年六月三十日，本集團及本公司之抵押存款102,000,000港元(二零零二年：101,000,000港元)乃用以抵押該透支信貸，而該等透支信貸額並未動用。

未來計劃

由於伊拉克戰情受到控制而大中華地區之非典型肺炎疫症亦沉寂下來，因此大部份美國經濟學家預期未來數個季度會有較高之國內生產總值增長。此外，近期之調查評估美國經濟有上升趨勢，而美國企業亦願意開始冒險投資。此等情況或會令全球經濟強勁復甦並將會使香港之出口業務受惠。管理層對未來經濟前景表示審慎樂觀，並頗有信心本集團之電子業務將會於本年之下半年度復甦。

電子產品部將繼續以原設備製造業務及無線電頻率產品開發為重心。製造鋰電池部件之新生產線乃本集團原設備製造業務之部份，其將於下個年度為本集團帶來溢利。本集團亦預期生產電池部件之業務於未來數年將會迅速增長。另一方面，由於無線電頻率產品在消費電子產品市場將佔重要席位，本集團乃決定分配更多資源發展相關之新產品。董事相信，憑藉針對不同市場之多元化產品，本集團正於充滿競爭之電子業內佔有優勢。

印刷綫路板業內仍存在激烈競爭情況。本集團將對經營成本採取嚴格控制措施，以維持其於市場之競爭力。

預期市場對貸款融資及買賣上市股本投資之需求偏低。

儘管視光業務之業績並不理想，然而本集團正按計劃加強視光業務帶來收入之能力。展望未來，本集團將專注提升生效率及產品質素，以及開發新視光產品以迎合客戶需求。本集團將於適當時時候就此方面作出充分投資，並繼續進行嚴格之成本控制措施。

憑藉現時之理想現金狀況，本集團不斷尋求投資機會以為本集團帶來穩定收入及興旺之業務。

董事之股份及相關股份權益

於二零零三年六月三十日，各董事於本公司及其相聯法團之股份及相關股份中擁有根據證券及期貨條例第352條規定本公司存置之登記冊所載，或根據上市公司董事進行證券交易標準守則(「標準守則」)須知會本公司之權益如下：

(a) 董事之股份權益

董事姓名	附註	權益性質	股份數目
邱德華先生	1	公司	14,847,400 *
譚炳華先生	2	公司	8,000 *

附註：

1. 此等股份乃透過由邱德華先生實益擁有之Pacific Shore Profits Limited 持有。

2. 此等股份透過由譚炳華先生實益擁有之Strong Trend International Limited 持有。

* 股份數目按於二零零三年六月三十日生效之股本重組調整。

(b) 董事之相關股份權益

董事	購股權授出日期	購股權行使期	於二零零三年一月一日之購股權行使價 港元	於二零零三年六月三十日之購股權行使價 港元	於二零零三年一月一日未行使之購股權數目 以千計	於二零零三年六月三十日之購股權行使價* 港元
雷美寶小姐	二零零零年二月十一日	二零零零年八月十一日至二零零三年八月十日	0.227	2.27	23,700	2,370
	二零零零年三月二十日	二零零零年九月二十日至二零零三年九月十九日	0.163	1.63	19,800	1,980
	二零零零年五月二日	二零零零年十一月二日至二零零三年十一月一日	0.09	0.90	9,000	900
					52,500	5,250
王香玲小姐	二零零零年三月二十日	二零零零年九月二十日至二零零三年九月十九日	0.163	1.63	10,800	1,080
	二零零零年五月二日	二零零零年十一月二日至二零零三年十一月一日	0.09	0.90	19,200	1,920
					30,000	3,000
譚炳華先生	二零零零年五月二日	二零零零年十一月二日至二零零三年十一月一日	0.09	0.90	9,000	900
					9,000	900
					91,500	9,150

* 購股權數目按於二零零三年六月三十日生效之股本重組調整。

除本文披露者外，董事或彼等之聯繫人士概無於本公司或其相聯法團(定義見證券及期貨條例)之任何股份、相關股份及債券中擁有須根據證券及期貨條例第352條存置之登記冊所載，或根據標準守則須知會本公司之任何權益或短倉。

購股權計劃

於二零零三年六月三十日，本公司向其任何附屬公司購股權計劃中須根據香港聯合交易所有限公司證券上市規則(「上市規則」)第17章第17.07及17.08條及會計實務準則第34號予以披露之詳情如下：

(a) 本公司之購股權計劃

自二零零二年五月二十九日採納購股權計劃以來，本公司並無向任何合資格參與者(包括本公司、其控股公司或其任何附屬公司及聯營公司之董事或彼等各自之聯繫人士或僱員授出可認購本公司普通股之購股權。根據舊計劃授出之購股權將仍然生效及有效。

(b) 恒光行之購股權計劃

根據恒光行於二零零二年五月二十八日採納為期10年之購股權計劃，於二零零三年六月十二日向一名僱員授出5份可於二零零三年六月十二日至二零零三年七月十一日期間行使之購股權。該5份購股權已於二零零三年六月十二日按行使價每股0.20港元行使。恒光行股份於緊接購股權授出日期前之交易日在香港聯合交易所有限公司(「聯交所」)之收市價為0.01港元。恒光行股份於購股權行使日期在聯交所之收市價為0.01港元。

董事會認為以期內根據恒光行之購股權計劃所授購股權之理論價值列賬並不適當。由於購股權之行使價高於緊接購股權授出日期前之交易日在聯交所之收市價，且購股權亦於其授出之同一日行使，因此，董事會認為計算購股權之價值並無意義。

除上述者外，恒光行於期內並無授出其他購股權。於結算日，恒光行並無購股權尚未行使。

主要股東

於二零零三年六月三十日，根據證券及期貨條例第336條規定本公司存置之股份

及短倉權益登記冊所載，本公司獲知會下列股東持有本公司股本5%或以上權益。

股東名稱	附註	普通股數目	概約百份比
Winspark Venture Limited	1	165,835,963*	58.0%
邱德華先生	2	14,847,400*	5.2%

附註：

1. Winspark Venture Limited之全部已發行股本由陳遠明先生實益擁有。

2. 該等股份透過由邱德華先生實益擁有之Pacific Share Profits Limited持有。

* 股份數目按二零零三年六月三十日生效之股本重組調整。

除上文披露者外，本公司董事並不知悉任何直接或間接擁有本公司已發行股本5%或以上權益之人士，擁有有關股本之股份或相關股份之短倉或有權認購有關股本中之股份。

購買、出售或贖回證券

於期內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

最佳應用守則

董事會認為，除本公司之獨立非執行董事並無指定任期，惟須根據本公司之公司細則條文輪值告退及於本公司之股東週年大會上膺選連任外，本公司於截至二零零三年六月三十日止六個月期間一直遵守上市規則附錄十四所載之最佳應用守則。

審核委員會

二零零三年中期報告已由本公司之審核委員會審閱。審核委員會由兩位獨立非執行董事組成。

承董事會命
主席
邱德華

香港，二零零三年九月十八日

Tomorrow International Holdings Limited
(incorporated in Bermuda with limited liability)

Connected Transaction

SWANK

Swank International Manufacturing Company Limited
(incorporated in Hong Kong with limited liability)

Major and Connected Transaction
Proposed Open Offer on the basis of 13 Offer Shares for every existing Share held

JOINT ANNOUNCEMENT

Financial Adviser to Swank International Manufacturing Company Limited

ASIA INVESTMENT CAPITAL LIMITED

The Share Sale Agreement and the Loan Settlement Agreement

On 3rd September, 2003, Swank, Probest and Tomorrow entered into the conditional Share Sale Agreement under which Swank conditionally agreed to sell to Probest a 30% of the entire issued share capital in Profitown and 30% of the Profitown Loan at an aggregate consideration of HK$3 million. Such consideration will be satisfied by Probest upon Completion by offsetting an equivalent amount of HK$3 million outstanding principal of the Loan of HK$250 million due from Swank to Probest.

On 3rd September, 2003, Swank and Probest entered into the Loan Settlement Agreement relating to the remaining principal of the Loan of HK$247 million, pursuant to which:

a. Probest agrees to waive the repayment of the outstanding principal of HK$47 million of the Loan and the normal and default interest accrued on the entire Loan since 1st March, 2002 up to the effective date of the Loan Settlement Agreement which amounted to approximately HK$23.7 million as at the date of the Loan Settlement Agreement;

b. Swank agrees to apply the net proceeds from the Open Offer to repay HK$37 million of the Loan; and

c. the remaining outstanding principal of HK$163 million of the Loan after Completion shall be repaid by Swank to Probest by instalments in accordance with the terms of the Promissory Note.

The Share Sale Agreement and the Loan Settlement Agreement are inter-conditional. Completion of the Share Sale Agreement and the Loan Settlement Agreement are subject to the satisfaction of the conditions set out in the paragraphs headed "Conditions of the Share Sale Agreement" and "Conditions of the Loan Settlement Agreement" below.

Upon Completion and the Loan Settlement Agreement becoming effective (but not taking into account of the effect of the Open Offer), total outstanding indebtedness (excluding interests) owed by Swank to Probest will be reduced by HK$50 million, and in return, Probest will receive 30% equity interest in Profitown and 30% of the Profitown Loan which in total amounted to approximately HK$52 million as at 31st December, 2002.

As at the date of the Share Sale Agreement and the Loan Settlement Agreement, Probest was interested in approximately 57.9% of the issued share capital of Swank. Accordingly, the entering into of the Share Sale Agreement and the Loan Settlement Agreement constitute connected transactions for both Tomorrow and Swank under the Listing Rules, which will be subject to the approval by their respective independent shareholders.

As none of the connected persons (as defined in the Listing Rules) of Tomorrow has any direct interest in Swank and in the Share Sale Agreement and the Loan Settlement Agreement, no shareholders of Tomorrow is required to abstain from voting on the Share Sale Agreement and the Loan Settlement Agreement at the SGM. Winspark, the controlling shareholder of Tomorrow which holds approximately 58.0% of the issued share capital of Tomorrow, has indicated that it will vote in favour of the resolutions approving the Share Sale Agreement and the Loan Settlement Agreement at the SGM. An independent financial adviser will be appointed to advise the independent board committee of Tomorrow which will in turn make a recommendation to the independent shareholders of Tomorrow on the terms of the Share Sale Agreement and the Loan Settlement Agreement.

Probest and its associates will abstain from voting on the Share Sale Agreement and the Loan Settlement Agreement at the EGM. An independent financial adviser will be appointed to advise the independent board committee of Swank which will in turn make a recommendation to the Independent Shareholders on the terms of the Share Sale Agreement and the Loan Settlement Agreement.

Upon Completion and the Loan Settlement Agreement taking effect, the principal assets of Swank would be its 70% interest in Profitown (amounting to approximately HK$29.8 million as at 31st December, 2002) and 70% of the Profitown Loan (amounting to approximately HK$91.6 million as at 31st December, 2002), and the principal liabilities of Swank would be the Promissory Note of HK$163 million owed to Probest.

The Open Offer

Swank also proposes to raise not less than HK$37.7 million before expenses by issuing not less than 2,901,658,253 Offer Shares at HK$0.013 each by way of the Open Offer. Swank will provisionally allot 13 Offer Shares for every existing Share held by the Qualifying Shareholders on the Record Date. The Open Offer is not available to the Overseas Shareholders. The subscription price of HK$0.013 represents an approximately 93.5% discount to the closing price of HK$0.20 per Share as quoted on the Stock Exchange on 3rd September, 2003 (being the last trading day of the Shares immediately preceding this announcement). The expected net proceeds from the Open Offer of approximately HK$37.0 will be used to repay partly the outstanding Loan.

The Open Offer is conditional, inter alia, on the passing of the appropriate resolution(s) by the Independent Shareholders at the EGM approving the Share Sale Agreement, the Loan Settlement Agreement and the Open Offer. Probest and its associates will abstain from voting on the Share Sale Agreement, Loan Settlement Agreement and the Open Offer at the EGM. Please refer to the section headed "Conditions of the Open Offer" below for further details.

Probest has irrevocably undertaken to Swank that the Shares beneficially owned by it will remain beneficially owned by it from the date of this announcement to the Record Date. Probest has also undertaken to subscribe or procure subscribers for its entitlements in full under the Open Offer, which amount to 1,679,130,245 Offer Shares, representing approximately HK$21.8 million. On 3rd September, 2003, Probest, Swank and Tomorrow (as guarantor) entered into the Underwriting Agreement pursuant to which, inter alia, Probest agreed to underwrite the balance of not less than 1,222,528,008 Offer Shares, representing approximately HK$15.9 million .

It should be noted that the Underwriting Agreement contains provisions granting the Underwriter the right to terminate its obligations on the occurrence of certain events. Please refer to the paragraph headed "Termination of the Underwriting Agreement" below for further details.

Existing Shares will be dealt in on an ex-entitlement basis from 9th October 2003. To qualify for the Open Offer, all transfer of the Shares must be lodged for registration by 4:00 p.m. on 10th October 2003. Any person dealing in the Shares on an ex-entitlement basis will accordingly bear the risk that the Open Offer may not become unconditional and/or may not proceed.

Any Shareholder or other person contemplating selling or purchasing the Shares during such period who is in any doubt about his/her position is recommended to consult his/her own professional adviser.

It is the intention of Probest and Swank that the listing of the Shares on the Stock Exchange should be maintained. Accordingly, Probest and Swank have undertaken to the Stock Exchange, in terms to be agreed with the Stock Exchange, to take appropriate steps as soon as practicable following the close of the Open Offer to ensure that such number of the Shares as may be required by the Stock Exchange are held by the public. The Stock Exchange has stated that, in the event that less than 25% of the Shares are in public hands following the closing of the Open Offer; or if the Stock Exchange believes that a false market exists or may exist in the Shares or that there are insufficient Shares in public hands to maintain an orderly market, then it will consider exercising its discretion to suspend trading in the Shares.

General

A circular of Tomorrow setting out, among other things, details of the Share Sale Agreement and the Loan Settlement Agreement, the recommendation of the independent board committee of Tomorrow, a letter of advice from an independent financial adviser on the terms of the Share Sale Agreement and the Loan Settlement Agreement and the notice convening the SGM will be despatched to the shareholders of Tomorrow as soon as practicable.

A circular of Swank setting out, among other matters, details of the Share Sale Agreement, the Loan Settlement Agreement and the Open Offer, the recommendation of the independent board committee of Swank, a letter of advice from the independent financial adviser on the terms of the Share Sale Agreement, the Loan Settlement Agreement and the Open Offer and the notice convening the EGM will be despatched to the shareholders of Swank as soon as practicable.

Shareholders and potential investors of Swank are advised to exercise caution in dealing in shares of Swank.

Trading in the shares in Swank and Tomorrow on the Stock Exchange was suspended at the request of Swank and Tomorrow with effect from 9:30 a.m. and 9:31 a.m. respectively on 4th September, 2003 pending the release of this announcement. Applications have been made by each of Swank and Tomorrow for the resumption of trading in their shares with effect from 9:30 a.m. on 10th September, 2003.

INTRODUCTION

As disclosed in the joint announcement of Tomorrow and Swank dated 31 January 2002, pursuant to a sale and purchase agreement dated 31 January 2002, Tomorrow acquired (i) approximately 71.9% of the then total issued share capital of Swank, at a consideration of HK$10.0 million; and (ii) bank debt of an aggregate principal amount of HK$250.0 million then owed by Swank Group to 26 banks and financial creditors, at a consideration of HK$58.0 million. Following the acquisition of the controlling stake in Swank by Tomorrow, the Swank Group has been under tight cashflow position and has defaulted the principal repayments and interest payments for the Loan since 1st March, 2002.

Reference is made to the joint announcements of Tomorrow and Swank dated 4th March, 2003 and 27th August, 2003 and the circulars of Tomorrow and Swank dated 7th April, 2003. On 4th March, 2003, Probest, Swank and Tomorrow entered into a conditional asset disposal agreement and a conditional loan restructuring agreement in relation to the sale by Swank to Probest of its 30% equity interest in Profitown and 30% of the Profitown Loan and the restructuring of the Loan including, among others, the issue of a convertible note and the execution of a share mortgage by Swank in favour of Probest (collectively, the "Previous Transactions"). The Previous Transactions were subsequently terminated on 27th August, 2003 as the directors of Swank were in discussion with Probest on other possible settlement arrangement in relation to the Loan.

The directors of Swank have been considering various means to raise funds to repay the Loan, including borrowings from financial institutions, issue of convertible notes and share placing. On 3rd September 2003, Probest, Tomorrow and Swank entered into the Share Sale Agreement, the Loan Settlement Agreement and the Underwriting Agreement in relation to the Open Offer with the intention to partly repay the Loan.

THE SHARE SALE AGREEMENT

Date:

3rd September, 2003

Parties:

Vendor:	Swank
Purchaser:	Probest
Guarantor for the obligations of Probest as purchaser	Tomorrow

Principal terms of the Share Sale Agreement

Pursuant to the Share Sale Agreement, Swank conditionally agreed to sell to Probest a 30% of the entire issued share capital in Profitown and 30% of the Profitown Loan at an aggregate consideration of HK$3 million. Such consideration shall be satisfied by Probest upon Completion by offsetting an equivalent amount of HK$3 million outstanding principal of the Loan due from Swank to Probest.

Profitown is a wholly-owned subsidiary of Swank and is the intermediate holding company of all the operating subsidiaries and associated companies of Swank.

The consideration under the Share Sale Agreement of HK$3 million was determined after arm's length negotiations among the parties taking into account the waiver of the Loan principal of HK$47 million by Probest pursuant to the Loan Settlement Agreement (as described below) and with reference to the 30% attributable value of the sum of the proforma unaudited consolidated net tangible assets of Profitown (including the Profitown Loan) and the Profitown Loan of approximately HK$52 million as at 31st December, 2002.

Conditions of the Share Sale Agreement

The Share Sale Agreement is conditional upon, inter alia:

a. the passing at the EGM by the Independent Shareholders of ordinary resolutions approving (i) the Share Sale Agreement; (ii) the Open Offer; and (iii) the Loan Settlement Agreement and the issue of the Promissory Note;
b. all other consents and acts required of Swank in connection with the Share Sale Agreement under the Listing Rules having been obtained and completed or, as the case may be, the relevant waiver from compliance with any of such rules having been obtained from the Stock Exchange;
c. the approval by the shareholders of Tomorrow of the Share Sale Agreement by way of an ordinary resolution to be passed at the SGM;
d. the Loan Settlement Agreement becoming unconditional, save for any condition therein requiring the Share Sale Agreement to become unconditional or having been completed;
e. the Stock Exchange granting or agreeing to grant (subject to allotment) the listing of, and permission to deal in, the Offer Shares; and
f. the Open Offer becoming unconditional.

If any of these conditions are not fulfilled on or before the Long Stop Date (unless extended by Probest), the Share Sale Agreement shall lapse and be of no further effect, and no party to the Share Sale Agreement shall have any claim against or liability to the other parties thereunder, save in respect of any antecedent breaches thereof.

Information on Profitown

Profitown was incorporated with limited liability in the British Virgin Islands on 19 November 2002. Profitown is a wholly-owned subsidiary of Swank. Pursuant to a group reorganisation of the Swank Group in August 2003, all the interest of Swank in its operating subsidiaries and associated companies and all intra-company indebtedness between Swank and its subsidiaries and associated companies were transferred to Profitown. As a result, Profitown became the intermediate holding company of all the operating subsidiaries and associated companies of Swank engaging in the design, manufacture and marketing of frames, sunglasses and lenses. All the businesses previously carried out by the Swank Group, namely, the design, manufacture and marketing of frames, sunglasses and lenses, have since then been conducted by Profitown's subsidiaries and associated companies.

The composition of the board of directors of Profitown currently comprises seven members, five of whom are also existing directors of both Tomorrow and Swank and the remaining two are directors of Swank. There is no intention to change the board of directors of Profitown upon Completion. Profitown has also undertaken to Swank that any surplus cash generated from the businesses carried out by its subsidiaries and associated companies shall, after appropriating a sum for operating expenses, be applied to repay the Profitown Loan or to make advances to Swank on the same terms as the Profitown Loan for the purposes of facilitating Swank to repay the amounts due under the Promissory Note.

The proforma unaudited consolidated net losses before and after taxation of Profitown for the years ended 31st December, 2001 and 31st December, 2002 are summarised as follows:

	Year ended 31st December, 2001	2002
	HK$ million (unaudited)	HK$ million (unaudited)
Profit/(Loss) before taxation and minority interests	(58.8)	10.8
Profit/(Loss) after taxation but before minority interests	(59.1)	9.8
Profit/(Loss) attributable to shareholders	(58.9)	10.1

The proforma unaudited consolidated net tangible assets of Profitown (including the Profitown Loan) and the Profitown Loan as at 31st December, 2002 were approximately HK$42.5 million and HK$130.9 million respectively.

THE LOAN SETTLEMENT AGREEMENT

Date:

3rd September, 2003

Parties:

Lender:	Probest
Borrower:	Swank

Principal terms of the Loan Settlement Agreement

Pursuant to the Loan Settlement Agreement, Probest conditionally agreed that the remaining principal of the Loan of HK$247 million due from Swank to Probest after Completion will be settled in the following manner:

a. Probest agrees to waive the repayment of the outstanding principal of HK$47 million of the Loan and the normal and default interest accrued on the entire Loan since 1st March 2002 up to the date of the Loan Settlement Agreement taking effect which amounted to approximately HK$23.7 million as at the date of the Loan Settlement Agreement;
b. Swank agrees to apply the net proceeds from the Open Offer to repay HK$37 million of the Loan; and
c. the remaining outstanding principal sum of the Loan of HK$163 million shall be repaid by Swank to Probest by instalments in accordance with the terms of the Promissory Note.

Principal terms of the Promissory Note

Principal amount : HK$163 million, which shall be payable by Swank to Probest by the following instalments, subject as hereinafter provided.

principal amount	repayment date
HK$25,500,000	1st June, 2004
HK$62,500,000	1st June, 2005
HK$75,000,000	1st June, 2006
HK$163,000,000	

Maturity Date : 1st June, 2006

Interest : 1% above the prime rate for Hong Kong dollar quoted from time to time by The Hongkong and Shanghai Banking Corporation Limited, which is based on the prevailing market rate and is equal to the existing interest rate of the Loan

The Promissory Note is unsecured. If any event of default has occurred Probest may, by written notice to Swank demand immediate payment of outstanding principal and accrued interest. At any time after the Promissory Note has become immediately due and payable, Probest may, without further notice, institute such proceedings as it may think fit to enforce payment due.

The Promissory Note shall replace the existing loan agreement governing the Loan. The effect of the Share Sale Agreement, the Loan Settlement Agreement and the Open Offer on Swank's indebtedness to Probest is as follows:

	HK$'million
Outstanding principal of the Loan	250.0
Set off against the consideration under the Share Sale Agreement	(3.0)
Waived by Probest pursuant to the Loan Settlement Agreement	(47.0)
Repaid by net proceeds from the Open Offer	(37.0)
Principal balance due under the Promissory Note	163.0

The Promissory Note has no particular conditions to be fulfilled by both Probest and Swank. However, the Promissory Note will only be issued upon the Loan Settlement Agreement becoming effective, which is conditional upon the fulfilment of all the conditions as stated in the "Conditions of the Loan Settlement Agreement" section below.

The directors of Swank expect that the financial obligations of Swank pursuant to the Promissory Note shall be settled by the internal resources of Profitown generated from the operating activities of its subsidiaries and associates and distributed to Swank by way of repayment of the Profitown Loan or advances by Profitown to Swank.

Conditions of the Loan Settlement Agreement

The Loan Settlement Agreement shall take effect on the date when the last of the following conditions shall have been satisfied :

a. the passing at the EGM by Independent Shareholders of ordinary resolutions approving (i) the Loan Settlement Agreement and the issuance of the Promissory Note; (ii) the Share Sale Agreement and the transactions contemplated thereunder; and (iii) the Open Offer;
b. the approval by the shareholders of Tomorrow of the Loan Settlement Agreement (including the Promissory Note) having been obtained by way of an ordinary resolution to be passed at the SGM;
c. all other consents and acts required of Swank/Tomorrow in connection with the Loan Settlement Agreement, the Promissory Note under the Listing Rules having been obtained and completed or, as the case may be, the relevant waiver from compliance with any of such rules having been obtained from the Stock Exchange;
d. the Share Sale Agreement becoming unconditional, save for any condition therein requiring the Loan Settlement Agreement to become unconditional or having taken effect, and having been completed;
e. the Stock Exchange granting or agreeing to grant (subject to allotment) the listing of, and permission to deal in, the Offer Shares;
f. the Open Offer becoming unconditional;
g. the net proceeds of the Open Offer having been paid to Probest in partial reduction of the Loan; and
h. the due execution by Swank of the Promissory Note contemplated under the Loan Settlement Agreement and their proper delivery to Probest (including the certified true copies of resolutions of the board of directors of Swank approving the aforesaid documents).

None of the above conditions can be waived by any of Probest or Swank. If any of these conditions are not fulfilled on or before the Long Stop Date (unless extended by Probest), the Loan Settlement Agreement shall lapse and be of no further effect, and no party to the Loan Settlement Agreement shall have any claim against or liability to the other parties thereunder, save in respect of any antecedent breaches thereof.

COMPLETION

Completion of the Share Sale Agreement and Loan Settlement Agreement is to take place on the first business day after the satisfaction of the conditions (and in any event no later than the Long Stop Date) referred to in the sections headed "Conditions of the Share Sale Agreement" and "Conditions of the Loan Settlement Agreement" above.

SHAREHOLDING AND GROUP STRUCTURES

Set out below are the group structures of the Swank Group before and after Completion and the Loan Settlement Agreement becoming effective (not taken into account of any increase in shareholdings of Probest in Swank as a result of its underwriting the Open Offer):

Before Completion and the Loan Settlement Agreement becoming effective:


Tomorrow
100%
Probest
57.9%
Swank
100%
Profitown
Subsidiaries and associated companies engaged in the spectacle business
The Loan of HK$250 million
The Profitown Loan
Inter-company balances

Termination of the Underwriting Agreement:

There will not be any force majeure clauses under the Underwriting Agreement, however, the Underwriter may terminate the arrangements set out in the Underwriting Agreement by notice in writing given by the Underwriter to Swank at any time prior to 4:00 p.m. on 3rd November 2003 if Swank commits any material breach of any of the obligations, undertakings, representations and warranties contained in the Underwriting Agreement.

Upon the giving of notice of termination, all obligations of the Underwriter under the Underwriting Agreement shall cease and no party shall have any claim against any other parties in respect of any matter or thing arising out of or in connection with the Underwriting Agreement. If the Underwriter exercises such right, the Open Offer will not proceed.

Effect to the shareholding of Swank on the Open Offer:

Shareholders	*Existing shareholding*		**Immediately after completion of the Open Offer (assuming only Probest takes up its entitlements pursuant to the Open Offer and the Offer Shares are fully underwritten by Probest)**	
	Shares	**%**	**Shares**	**%**
Probest	129,163,865	57.9	3,030,882,118	97.0
Public	94,040,616	42.1	94,040,616	3.0
Total	**223,204,481**	**100.0**	**3,124,862,734**	**100.0**

Conditions of the Open Offer:

The Open Offer is conditional on, inter alia, the following conditions being fulfilled:

a. the Independent Shareholders approving the Share Sale Agreement and the Loan Settlement Agreement;

b. the Independent Shareholders approving the Open Offer;

c. the Listing Committee of the Stock Exchange granting or agreeing to grant (subject to allotment) the listing of, and permission to deal in the Offer Shares;

d. the obligations of the Underwriter under the Underwriting Agreement not being terminated and the Underwriting Agreement becoming unconditional in accordance with its terms;

e. the filing and registration of all relevant documents with the Registrar of Companies in Hong Kong; and

f. compliance with all legal and regulatory requirements (including but not limited to approval of shareholders of Swank) (if any) in respect of the Open Offer.

Neither Swank nor the Underwriter may waive the conditions of paragraphs (a), (b), (c), (e) and (f) above. If these conditions are not fulfilled, the Open Offer will not proceed.

Warning of the risks of dealing in the Shares

The Shares will be dealt with on an ex-entitlement basis from 9th October, 2003. If the Underwriter terminates the Underwriting Agreement, or the conditions of the Open Offer are not fulfilled, the Open Offer will not proceed. Any person dealing in the ex-entitlement Shares will accordingly bear the risk that the Open Offer may not become unconditional and/or may not proceed.

Any Shareholder or other person contemplating selling or purchasing the Shares during such period who is in any doubt about his/her position is recommended to consult his/her own professional adviser.

Expected timetable:

	2003
Despatch of circular to Shareholders	Tuesday, 30th September
Last day of dealing in the Shares on a cum-entitlement basis	Wednesday, 8th October
First day of dealing in the Shares on an ex-entitlement basis	Thursday, 9th October
Latest time for lodging transfers of the Shares accompanied by the relevant title documents in order to qualify for the Open Offer	4:00 p.m. on Friday, 10th October
Book closure period to determine eligibility for the Open Offer (both days inclusive)	Monday, 13 October to Thursday, 16th October
Latest time for return of proxy form for EGM	10:00 a.m. on Tuesday, 14th October
Record Date	Thursday, 16th October
EGM	10:00 a.m. on Thursday, 16th October
Prospectus and application forms expected to be despatched	Thursday, 16th October
Latest time for application and payment for the Offer Shares	4:00 p.m. on Thursday, 30th October
Underwriting Agreement becoming unconditional	Monday, 3rd November
Announcement of results of the Open Offer to be published on or before	Tuesday, 4th November
Share certificates for the Offer Shares to be posted on or before	Wednesday, 5th November
Commencement of trading in the Offer Shares on the Stock Exchange	Friday, 7th November

Reasons for the Open Offer and use of proceeds:

The Swank Group's financial results have improved following Tomorrow's acquisition of a controlling interest in Swank in early 2002. Notwithstanding the improvement in its financial results, the Swank Group is under a tight cashflow position to make principal repayments and interest payments for the Loan and has defaulted on several occasions. The Open Offer is intended to raise funds of approximately HK$37.7 million (before expenses) to repay the indebtedness of Swank owing to Probest. Net proceeds from the Open Offer of approximately HK$37.0 million will be used to repay partly the Loan. The Open Offer is interconditional with the Share Sale Agreement and the Loan Settlement Agreement, therefore on completion of the Open Offer and taking into account of the effect of the Share Sale Agreement and the Loan Settlement Agreement, total indebtedness of the Swank Group owed to Probest will be reduced from HK$250 million by HK$87 million in principal together with the interests waived since 1st March, 2002 up to the day of the Loan Settlement Agreement becoming effective (which amounted to approximately HK$23.7 million from 1st March, 2002 up to the date of the Share Sale Agreement and the Loan Settlement Agreement). The Swank Group's financial position will therefore be enhanced.

The net proceeds from the Open Offer will be used to partly repay the Loan only and will not be used by Probest for the purpose of underwriting the Open Offer. A relevant amount of fixed deposits of Probest have been set aside for underwriting the Open Offer and hence the net proceeds from the Open Offer will not constitute financial assistance to Probest for the purpose of acquisition of the Shares.

As the Open Offer allows Qualifying Shareholders to maintain their respective pro rata shareholdings in Swank and participate in the future growth and development of Swank, the directors of Swank consider that it is in the interests of Swank and the Shareholders as a whole to raise capital through the Open Offer.

MAINTAINING THE LISTING STATUS OF THE COMAPNY

It is the intention of Probest and Swank that the listing of the Shares on the Stock Exchange should be maintained. Accordingly, Probest and Swank have undertaken to the Stock Exchange, in terms to be agreed with the Stock Exchange, to take appropriate steps as soon as practicable following the close of the Open Offer to ensure that such number of the Shares as may be required by the Stock Exchange are held by the public. The Stock Exchange has stated that, in the event that less than 25% of the Shares are in public hands following the closing of the Open Offer; or if the Stock Exchange believes that a false market exists or may exist in the Shares or that there are insufficient Shares in public hands to maintain an orderly market, then it will consider exercising its discretion to suspend trading in the Shares.

GENERAL

A circular of Tomorrow setting out, among other things, details of the Share Sale Agreement and the Loan Settlement Agreement, the recommendation of the independent board committee of Tomorrow, a letter of advice from an independent financial adviser on the terms of the Share Sale Agreement and the Loan Settlement Agreement and the notice convening the SGM will be despatched to the shareholders of Tomorrow as soon as practicable.

A circular of Swank, which will include, among other things, details of the Share Sale Agreement, the Loan Settlement Agreement, the Open Offer, the recommendation of the independent board committee of Swank and a letter of advice from an independent financial adviser on the terms of the Share Sale Agreement, the Loan Settlement Agreement and the Open Offer, and the notice convening the EGM will be despatched to the Shareholders as soon as practicable.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

Trading in the shares in Swank and Tomorrow on the Stock Exchange was suspended at the request of Swank and Tomorrow with effect from 9:30 a.m. and 9:31 a.m. respectively on 4th September, 2003 pending release of this announcement. Application has been made by each of Swank and Tomorrow for the resumption of trading in their shares with effect from 9:30 a.m. on 10th September, 2003.

Shareholders and potential investors of Swank are advised to exercise caution in dealing shares in Swank.

DEFINITIONS

"associate(s)"	has the meaning ascribed to it in the Listing Rules
"Completion"	completion of the Share Sale Agreement and Loan Settlement Agreement
"Completion Date"	date of Completion
"EGM"	an extraordinary general meeting of Swank to be convened to consider and, if thought fit, approve by Independent Shareholders, amongst other matters, the Share Sale Agreement, the Loan Settlement Agreement and the Open Offer
"Independent Shareholders"	Shareholders of Swank other than Probest and its associates
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Loan"	the unsecured loan with an aggregate principal amount of HK$250 million owing by Swank to Probest as at the date of the Share Sale Agreement and the Loan Settlement Agreement
"Loan Settlement Agreement"	the conditional agreement dated 3rd September, 2003 entered into between Swank and Probest for the settlement of the Loan as detailed in the section headed "The Loan Settlement Agreement" above
"Long Stop Date"	5:00 p.m. on 18th November, 2003 or such later date as Probest may agree in writing
"Offer Shares"	2,901,658,253 Shares proposed to be offered to Qualifying Shareholders to subscribe for pursuant to the Open Offer
"Open Offer"	proposed issue of the Offer Shares to Qualifying Shareholders on the terms set out in the Underwriting Agreement
"Overseas Shareholder(s)"	Shareholder(s) whose name(s) appear(s) on the register of members of Swank as at the Record Date and whose address(es) as shown in the register of members of Swank on that date is(are) outside Hong Kong
"PRC"	the People's Republic of China
"Probest" or "Underwriter"	Probest Holdings Inc., a company incorporated in the British Virgin Islands which is interested in approximately 57.9% of the existing issued shares of Swank and a wholly-owned subsidiary of Tomorrow, also the underwriter of the Open Offer
"Profitown"	Profitown Investment Corporation, a company formed in the British Virgin Islands with limited liability and a wholly-owned subsidiary of Swank
"Profitown Loan"	the entire amount of shareholder's loan due from the Profitown to Swank at the time of completion of the Share Sale Agreement
"Promissory Note"	the promissory note in the sum of HK$163 million to be issued by Swank pursuant to the Loan Settlement Agreement
"Qualifying Shareholder(s)"	Shareholders who, on the Record Date, have addresses in Hong Kong on the register of members of Swank
"Record Date"	16th October, 2003, being the date by reference to which entitlements under the Open Offer will be determined
"SGM"	a special general meeting of Tomorrow to be convened, to consider and, if thought fit, approve by the shareholders of Tomorrow, amongst other matters, the Share Sale Agreement and the Loan Settlement Agreement
"Share(s)"	share(s) of HK$0.01 each in the issued share capital of Swank
"Shareholder(s)"	holders of the Shares
"Share Sale Agreement"	the conditional sale and purchase agreement dated 3rd September, 2003 entered into between Probest, Swank, and Tomorrow relating to the sale of 30% of the entire issued share capital in Profitown and 30% of the Profitown Loan by Swank to Probest
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Price"	the subscription price of HK$0.013 per Offer Share pursuant to the Open Offer
"Swank"	Swank International Manufacturing Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and is owned as to approximately 57.9% by Probest
"Swank Group"	Swank and its subsidiaries
"Tomorrow"	Tomorrow International Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Tomorrow Group"	Tomorrow and its subsidiaries other than the Swank Group
"Underwriting Agreement"	the agreement entered into between the Underwriter Swank and Tomorrow dated 3rd September, 2003 in relation to the underwriting of the Open Offer
"Winspark"	Winspark Venture Limited, a company incorporated in British Virgin Islands with limited liability
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"%"	per cent.

By Order of the Board of Directors of
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

By Order of the Board of Directors of
Swank International Manufacturing Company Limited
Yau Tak Wah, Paul
Director

Hong Kong, 9th September, 2003

Tomorrow International Holdings Limited
明日國際集團有限公司
(於百慕達註冊成立之有限公司)

關連交易

Swank International Manufacturing Company Limited
恒光行實業有限公司
(於香港註冊成立之有限公司)

主要及關連交易
建議按所持每股現有股份配發13股發售股份之基準進行公開發售

聯合公佈

恒光行實業有限公司之財務顧問

亞洲融資有限公司

售股建議及貸款償還協議

於二零零三年九月三日，恒光行、Probest與明日國際訂立有條件售股協議，據此，恒光行有條件地同意以總代價3,000,000港元，出售Profitown的30%全部已發行股本及30%的Profitown貸款予Probest。於完成時，Probest將以抵銷恒光行欠負Probest 250,000,000港元的該筆貸款中的3,000,000港元等額未償還本金的方式，支付有關代價。

於二零零三年九月三日，恒光行與Probest就該筆貸款的餘下本金餘額247,000,000港元訂立貸款償還協議，據此：

a. Probest同意豁免償還該筆貸款中47,000,000港元未償還本金及免收由二零零二年三月一日起直至貸款償還協議生效當日為止所應計的該筆貸款全數的正常及逾期利息(直至訂立貸款償還協議當日為止約達23,700,000港元)；

b. 恒光行同意將公開發售所得款項淨額用以償還該筆貸款其中之37,000,000港元；及

c. 於完成後，該筆貸款餘下未償還之本金163,000,000港元，將由恒光行根據承兑票據之條款向Probest分期償還。

售股協議及貸款償還協議乃互為條件。售股協議及貸款償還協議之完成須待下文「售股協議之條件」及「貸款償還協議之條件」各段所載之條件獲達成後，方可作實。

於完成及貸款償還協議生效時(但未計及公開發售之影響)，恒光行欠Probest的未償還債項總額(不包括利息)將減少50,000,000港元，而Probest則會獲得Profitown 30%股權及Profitown貸款之30%，截至二零零年十二月至十一日之總額約為52,000,000港元。

於售股協議及貸款償還協議訂立當日，Probest擁有恒光行約57.9%的已發行股本。因此，根據上市規則，訂立售股協議及貸款償還協議構成明日國際和恒光行雙方的關連交易，須經彼等各自的獨立股東批准。

由於明日國際之關連人士(定義見上市規則)概無於售股協議及貸款償還協議中持有任何直接權益，故此明日國際的股東毋需在明日國際股東特別大會上就售股協議及貸款償還協議放棄投票。明日國際的控股股東Winspark(其持有明日國際已發行股本約58.0%)已表示其將於明日國際股東特別大會上投票贊成批准售股協議及貸款償還協議之決議案。現將委任獨立財務顧問就售股協議及貸款償還協議之條款向明日國際之獨立董事委員會提供意見，而明日國際之獨立董事委員會亦將就此向明日國際之獨立股東提供有關推薦意見。

Probest及其聯繫人將於恒光行股東特別大會上就售股協議及貸款償還協議放棄投票。現將委任獨立財務顧問就售股協議及貸款償還協議之條款向恒光行之獨立董事委員會提供意見，而恒光行之獨立董事委員會亦將就此向獨立股東提供有關推薦意見。

於完成及貸款償還協議生效時，恒光行之主要資產將為其於Profitown之70%權益(於二零零二年十二月三十一日約為29,800,000港元)及Profitown貸款之70%(於二零零二年十二月三十一日約為91,600,000港元)，而恒光行之主要負債為結欠Probest之價值163,000,000港元之承兑票據。

公開發售

恒光行亦建議透過以公開發售之方式，以每股0.013港元發行不少於2,901,658,253股發售股份以集資不少於37,700,000港元（未扣除開支）。恒光行將就於記錄日期之合資格股東按其所持每股現有股份暫定配發13股發售股份。公開發售將不會提供予海外股東。認購價0.013港元較股份於二零零三年九月三日（即緊接本公佈發表前股份之最後交易日）在聯交所所報之收市價每股股份0.20港元折讓約93.5%。預期公開發售所得款項淨額約37,000,000港元將用以償還該筆貸款中部份未償還欠款。

公開發售須待（其中包括）獨立股東於恒光行股東特別大會上通過有關決議案批准售股協議、貸款償還協議及公開發售後，方可作實。Probest及其聯繫人將於恒光行股東特別大會上就售股協議、貸款償還協議及公開發售放棄投票。詳情見下文「公開發售之條件」一節。

Probest已向恒光行作出不可撤回承諾，承諾其實益擁有之股份由本公佈日期至記錄日期期間將仍由其繼續擁有。Probest並已承諾認購或促使認購人認購其於公開發售下之全部配額，合共1,679,130,245股發售股份（相當於約21,800,000港元）。於二零零三年九月三日，Probest、恒光行及明日國際（作為擔保人）訂立包銷協議，據此（其中包括）Probest同意包銷餘下不少於1,222,528,008股發售股份（相當於約15,900,000港元）。

謹請注意包銷協議所載授予包銷商可在若干事件發生時終止其責任之權利之有關條文，詳情見下文「包銷協議之終止」一段。

現有股份將於二零零三年十月九日起按除權基準買賣。欲參與公開發售之人士須於二零零三年十月十日下午四時正前辦妥一切有關之股份過戶登記手續。按除權基準買賣股份之人士就此將承擔公開發售未必成為無條件及/或未必進行之風險。

於該段期間擬出售或購買股份之任何股東或其他人士倘對其情況有任何疑問，請諮詢其專業顧問之意見。

Probest及恒光行有意維持股份在聯交所之上市地位。因此，Probest及恒光行已向聯交所作出承諾（條款將與聯交所協定），其將於公開發售結束後在實際可行情況下盡快採取適當措施，確保公眾持有聯交所規定之該等股份數目。聯交所已表示，倘於公開發售結束後公眾對股份之持股量少於25%，或倘聯交所相信股份存在或可能存在造市情況，或公眾持股量不足以維持有秩序市場，則其將考慮酌情暫停股份買賣。

一般事項

明日國際將在實際可行情況下盡快寄發一份通函予其股東，當中載有（其中包括）售股協議及貸款償還協議之詳情、其獨立董事委員會之推薦意見、獨立財務顧問就售股協議及貸款償還協議之條款所提交之意見函件以及召開明日國際股東特別大會之通告。

恒光行將在實際可行情況下盡快寄發一份通函予其股東，當中載有（其中包括）售股協議及貸款償還協議及公開發售之詳情、其獨立董事委員會之推薦意見、獨立財務顧問就售股協議、貸款償還協議及公開發售之條款所提交之意見函件，以及恒光行股東特別大會通告。

股東及準投資者在買賣恒光行股份時務請審慎行事。

應恒光行及明日國際之要求，恒光行及明日國際之股份已分別於二零零三年九月四日上午九時三十分及上午九時三十一分暫停於聯交所買賣，以待刊發本公佈。恒光行及明日國際各自已向聯交所申請由二零零三年九月十日上午九時三十分起恢復彼等之股份買賣。

緒言

如明日國際及恒光行於二零零二年一月三十一日所發表之聯合公佈披露，根據一份日期為二零零二年一月三十一日之買賣協議，明日國際已收購(i)恒光行當時全部已發行股本約71.9%，代價為10,000,000港元；及(ii)恒光行集團當時結欠26間銀行及財務債權人之合共本金總額250,000,000港元之銀行債項，代價為58,000,000港元。在明日國際收購恒光行之控制股權後，恒光行集團出現現金流量緊絀情況，並自二零零二年三月一日起不能就該筆貸款履行償還本金及支付利息之責任。

茲提述明日國際及恒光行於二零零三年三月四日及二零零三年八月二十七日所刊發之公佈，以及明日國際及恒光行於二零零三年七月四日所刊發之通函。於二零零三年三月四日，Probest、恒光行及明日國際訂立一份有條件出售資產協議及一份有條件貸款重組協議，內容為有關於恒光行出售其於Profitown之30%股本權益及Profitown貸款之30%予Probest，以及重組該筆貸款（當中包括發行可換股票據及恒光行就Probest之利益簽署一份股份按揭）（統稱「過往交易」）。由於恒光行與Probest就清償該筆貸款之其他可能安排進行商討，過往交易其後已於二零零三年八月二十七日終止。

恒光行之董事一直在考慮各種集資方法以償還該筆貸款，包括向財務機構借款、發行可換股票據及股份配售。於二零零三年九月三日，Probest、明日國際及恒光行訂立售股協議、貸款償還協議以及有關公開發售的包銷協議，以期部份償還該筆貸款。

售股協議

日期：

二零零三年九月三日

訂約各方：

賣方：	恒光行
買方：	Probest
就Probest作為買方之責任而出任之擔保人	明日國際

售股協議之主要條款

根據售股協議，恒光行有條件地同意以總代價3,000,000港元，出售Profitown的30%全部已發行股本及30%的Profitown貸款予Probest。於完成時，Probest將以抵銷恒光行欠負Probest 250,000,000港元的該筆貸款中的3,000,000港元等額未償還本金的方式，支付有關代價。

Profitown為恒光行全資附屬公司，並為恒光行所有營運附屬公司及聯營公司之直接控股公司。

售股協議所訂的代價3,000,000港元，乃訂約雙方經過公平協商、考慮過Probest根據貸款償還協議(見下文詳述)免除償還該筆貸款中47,000,000港元本金的責任，以及參考過二零零二年十二月三十一日30%的Profitown權益(包括Profitown貸款)應佔其備考未經審核綜合有形資產淨額和Profitown貸款的款額價值約為52,000,000港元之後，始行釐定。

售股協議之條件

售股協議須待(其中包括)下列條件獲達成後，方可作實：

a. 獨立股東於恒光行股東特別大會上通過普通決議案批准(i)售股協議；(ii)公開發售；及(iii)貸款償還協議及發行承兌票據；

b. 根據上市規則已就售股協議取得及完成恒光行之一切其他同意及行動，或(視情況而定)已取得聯交所發出有關遵守任何該等規則之豁免；

c. 明日國際股東在明日國際股東特別大會通過普通決議案批准售股協議；

d. 貸款償還協議成為無條件(惟不包括當中為要求售股協議成為無條件的任何條件)或已完成；

e. 聯交所批准或同意批准(受股份配發之規限)發售股份上市及買賣；及

f. 公開發售成為無條件。

倘任何該等條件未能於最後期限(除非經Probest延長)，售股協議將逾期作廢及無進一步效力，而售股協議之任何一方不得對其他各方提出任何索償或承擔任何責任，惟任何先前之違約事項除外。

Profitown之資料

Profitown為於二零零二年十一月十九日於英屬處女群島註冊成立之有限公司，為恒光行之全資附屬公司。根據恒光行集團於二零零三年八月之集團重組，恒光行於其經營附屬公司及聯營公司之全部權益，以及恒光行與其附屬公司及聯營公司之間之全部公司間債項，已轉讓予Profitown。因此，Profitown成為恒光行旗下所有從事設計、製造及推廣鏡框、太陽鏡及鏡片之經營附屬公司及聯營公司之中間控股公司。過往由恒光行集團進行之一切業務，即設計、製造及推廣鏡框、太陽鏡及鏡片，自此已由Profitown之附屬公司及聯營公司進行。

Profitown董事會現由七名成員組成，其中五名成員同時身兼明日國際及恒光行的現任董事，而其餘兩名成員為恒光行的董事。現無意於完成後對Profitown董事會作出任何變動。Profitown亦已向恒光行承諾，其附屬公司和聯營公司因進行業務所產生的現金盈餘，將會在撥出款項作經營開支後用作償還Profitown貸款，或者按照Profitown的相同條款作為墊支款項使恒光行得以償還根據承兌票據拖欠之款項。

Profitown截至二零零一年十二月三十一日及二零零二年十二月三十一日止年度之備考未經審核綜合除稅前淨虧損及除稅後淨虧損之概要如下：

	截至十二月三十一日止年度	
	二零零一年	**二零零二年**
	百萬港元	*百萬港元*
	(未經審核)	*(未經審核)*
除稅及少數股東權益前溢利／(虧損)	(58.8)	10.8
除稅後但未計少數股東權益前溢利／(虧損)	(59.1)	9.8
股東應佔溢利／(虧損)	(58.9)	10.1

Profitown於二零零二年十二月三十一日之備考未經審核綜合有形資產淨值(包括Profitown貸款)及於該日之Profitown貸款分別約為42,500,000港元及130,900,000港元。

貸款償還協議

日期：

二零零三年九月三日

訂約方：

放貸人：Probest

借貸人：恒光行

貸款償還協議之主要條款

根據貸款償還協議，Probest有條件同意，恒光行於完成後應付Probest之貸款之尚餘本金額247,000,000港元，將按以下方式償還：

a. Probest同意豁免償還該筆貸款中47,000,000港元未償還本金及免收由二零零二年三月一日起直至貸款償還協議生效當日為止所累計的該筆貸款全數的正常及逾期利息(直至訂立貸款償還協議當日為止約達23,700,000港元)；

b. 恒光行同意將公開發售所得款項淨額用以償還該筆貸款其中之37,000,000港元；及

c. 於完成後，該筆貸款餘下未償還之本金163,000,000港元，將由恒光行根據承兌票據之條款向Probest分期償還。

承兌票據之主要條款

本金額　：　163,000,000港元，須由恒光行按下列分期付款方式(可根據下文所訂明者予以更改)支付予Probest。

本金額	*償還日期*
25,500,000港元	二零零四年六月一日
62,500,000港元	二零零五年六月一日
75,000,000港元	二零零六年六月一日
163,000,000港元	

到期日　：　二零零六年六月一日

利息　：　香港上海滙豐銀行有限公司不時所報港元最優惠利率加1厘，乃根據貸款之現行市況釐定並相等於該筆貸款之現有利率。

承兌票據乃無抵押。倘發生任何失責事件，Probest可向恒光行發出書面通知要求即時償還未償還之本金額及應計利息。於承兌票據成為即時到期及應付後之任何時間，Probest可毋須通知而辦理其認為合適之程序，強制執行到期之付款。

承兌票據將取代管限該筆貸款之現有貸款協議。售股協議、貸款償還協議及公開發售對恒光行結欠Probest之債項所產生之影響如下：

	百萬港元
該筆貸款的未償還本金額	250.0
以售股協議有關代價抵銷	(3.0)
Probest根據貸款償還協議的豁免收款	(47.0)
以公開發售的所得款項淨額還款	(37.0)
根據承兌票據的本金結餘	163.0

承兌票據中並無載列須由Probest及恒光行履行之特定條件。儘管如此，承兌票據僅會於貸款償還協議生效後發行，而貸款償還協議須待上文「貸款償還協議之條件」一節所述之全部條件達成後，方可作實。

恒光行各董事預料，恒光行根據承兌票據須承擔的財務負債將透過Profitown的附屬公司及聯營公司進行業務所產生的內部資源，並以償還Profitown貸款或由Profitown墊支予恒光行的方式向恒光行派付的款項撥付。

貸款償還協議之條件

貸款償還協議將於下列條件全部獲履行當日起生效：

a. 獨立股東於恒光行股東特別大會上通過普通決議案以批准(i)貸款償還協議及發行承兌票據；(ii)售股協議及其項下擬進行之交易；及(iii)公開發售；

b. 明日國際股東在明日國際股東特別大會上通過普通決議案批准貸款償還協議(包括承兌票據)；

c. 恒光行／明日國際根據上市規則的規定就貸款償還協議、承兌票據取得所有其他同意及完成所有其他行動(如有)，或(視乎情況而定)獲聯交所授出豁免毋需遵守上述該等規定；

d. 除售股協議所載規定貸款償還協議成為無條件或生效的任何條件外，售股協議成為無條件及完成；

e. 聯交所批准或同意批准(受股份配發之規限)發售股份上市及買賣；

f. 公開發售成為無條件；

g. 公開發售之所得款項淨額已支付予Probest，以部份償還該筆貸款；及

h. 恒光行妥為簽立貸款償還協議項下擬發行之承兌票據及適當地交付予Probest(包括恒光行董事會批准上述文件之決議案的核証為真實之副本)。

Probest或恒光行概不得豁免上述任何條件。倘任何有關條件並無於最後期限或之前(除非獲Probest延長)達成,貸款償還協議將會失效及不再產生作用,而貸款償還協議之各訂約方均無權向對方索償,亦毋須承擔任何法律責任,惟有關先前違約之任何責任除外。

完成

售股協議及貸款償還協議將於上文「售股協議之條件」及「貸款償還協議之條件」兩節所述條件達成後首個營業日(及無論如何不遲於最後期限)完成。

股權及集團架構

下文為完成前及完成後及於貸款償還協議生效前及生效後恒光行集團之集團架構(未計Probest於包銷公開發售後其持有恒光行股權之任何增加):

完成及貸款償還協議生效之前:



明日國際
100%
Probest
57.9%
恒光行
100%
Profitown
從事眼鏡業務的附屬公司和聯營公司
該筆貸款
250,000,000港元
Profitown貸款
集團公司間結欠

於完成及貸款償還協議生效後(未計Probest於包銷公開發售後其持有恒光行股權之任何增加):



明日國際
100.0%
Probest
57.9%
恒光行
承兑票據
163,000,000港元
30%
Profitown貸款
30%
70%
70%Profitown貸款
Profitown
從事眼鏡業務的附屬公司和聯營公司
集團公司間結欠

明日國際訂立售股協議及貸款償還協議之理由

明日國際集團主要從事設計、開發、生產和銷售電子產品；生產和銷售印刷電路板；買賣和分銷電子零部件；買賣上市證券投資以及提供貸款融資等業務。

於二零零二年明日國際收購恒光行之控股權益後，恒光行集團之財務業績獲得改善。儘管其財務業績改善，恒光行集團仍處於現金緊絀狀況，就貸款償還本金額及支付利息方面出現困難，並曾有數次拖欠情況。明日國際擬藉著訂立售股協議及貸款償還協議，於完成後從恒光行以貨物方式部份收回為數最高達50,000,000港元之貸款，即Profitown之已發行股本及Profitown貸款之30%。明日國際集團將放棄應收恒光行自二零零二年三月一日起至貸款償還協議生效日期止期間之利息，於貸款償還協議日期，有關利息約為23,700,000港元。由於恒光行為明日國際之附屬公司，明日國際的利息收入與恒光的利息支出，在明日國際財務報表綜合入賬過可在集團層面互相抵銷。故此，明日國際董事預期，按綜合賬目基準明日國際的損益賬不會純粹因售股協議及貸款償還協議而受到重大影響。轉免利息為根據售股協議及貸款償還協議的整體安排中之部份。明日國際董事認為整體安排可紓緩恒光行的現金流量壓力，且因為恒光行為明日國際之附屬公司，恒光行財政狀況有所增強對明日國際集團及恒光集團整體而言應屬有利。明日國際董事認為，訂立售股協議及貸款償還協議可保障明日國際作為恒光行債權人之權利，亦給予恒光行集團財務上之靈活性以繼續經營業務。此外，由於明日國際集團除透過其於恒光行約57.9%權益而間接於Profitown持股外，亦將擁有Profitown30%直接權益，訂立售股協議及貸款償還協議將導致明日國際於恒光行之眼鏡業務之應佔權益及應佔業績增加。根據售股協議及貸款償還協議（但未計及公開發售之影響），恒光行結欠Probest之未償還債項總額（不包括利息）將減少50,000,000港元，而Probest將可就此獲取Profitown之30%股權及Profitown貸款之30%（於二零零二年十二月三十一日為數約52,000,000港元）。經計及恒光行集團之負債淨額、Profitown之資產淨值及恒光行集團之營運資金狀況，明日國際董事認為，售股協議及貸款償還協議之條款乃公平合理，並符合明日國際及其股東之整體利益。

於完成以及貸款償還協議生效，待明日國際核數師確認後，預期明日國際集團會錄得一項3,000,000港元之投資、該筆貸款將會減少3,000,000港元，而收購Profitown之30%股權及Profitown貸款之30%預期將以獲豁免該筆貸款之47,000,000港元抵銷。有關售股協議及貸款償還協議之會計處理詳情將會於明日國際之通函內詳述。

除上述貸款外，於本公佈日期，明日國際集團並無向恒光行集團提供任何其他未償還墊款或貸款。

恒光行訂立售股協議及貸款償還協議之理由

恒光行集團主要從事設計、生產及推廣鏡框、太陽鏡及鏡片的業務；其生產設施位於中國東莞市及深圳市。恒光行集團的產品主要出口往歐美和澳洲。

明日國際於二零零二年初收購恒光行之控股權益後，恒光行集團之財務業績已有改善。截至二零零二年十二月三十一日止年度，恒光行集團錄得經審核綜合股東應佔溢利約10,100,000港元，而截至二零零一年十二月三十一日止年度之經審核綜合股東應佔虧損約為58,900,000港元。儘管財務業績改善，恒光行集團仍處於現金緊絀狀況，在償還該筆貸款之本金額及利息方面出現困難。正如恒光行截至二零零二年十二月三十一日止年度年報內之財務報表附註所載，該筆貸款將自二零零二年六月一日起分五期償還。恒光行一直無法履行其於貸款協議（該筆貸款受此規管）項下之法律責任，包括於二零零二年六月一日償還到期之首期貸款25,000,000港元、於二零零三年六月一日到期之第二期貸款37,500,000港元及自二零零二年三月一日起至售股協議日期及貸款償還協議日期止期間之應計利息約23,700,000港元。於售股協議及貸款償還協議生效或終止前，Probest將不會就該等拖欠付款向恒光行採取法律行動。

恒光行擬藉著訂立售股協議及貸款償還協議，以實物而非現金方式部份償還該筆貸款予Probest。經考慮(i)恒光行自二零零二年六月一日以來已數度拖欠利息及本金額；(ii)明日國際集團將放棄自二零零二年三月一日起至貸款償還協議生效日期止期間之全部貸款之應計利息；及(iii)貸款之未償還本金額將以出售Profitown全部已發行股本之30%及Profitown貸款之30%後所得款項約50,000,000港元抵銷，恒光行董事認為，售股協議及貸款償還協議之條款屬公平合理，並符合恒光行及其股東之整體利益。

於完成及貸款償還協議生效後，恒光行之主要資產將為其於Profitown之70%權益及Profitown貸款之70%，而恒光行之主要負債將為結欠Probest之承兌票據163,000,000港元。待恒光行核數師確認後，預期恒光行集團將會由於撥回先前應計之利息開支（截至貸款償還日期當日約達23,700,000港元）而錄得一項淨收益。收購Profitown之30%股權及Profitown貸款所錄得之47,000,000港元虧損預期將以獲豁免之47,000,000港元該筆貸款抵銷。

交易之分類

於售股協議及貸款償還協議之日期，Probest擁有恒光行之已發行股本約57.9%。因此，根據上市規則，恒光行訂立售股協議及貸款償還協議構成恒光行之關連交易，須於恒光行股東特別大會上獲獨立股東批准。Probest及其聯繫人於恒光行股東特別大會上放棄就售股協議及貸款償還協議投票。根據上市規則，訂立售股協議亦構成恒光行之主要交易。恒光行將委任獨立財務顧問以就售股協議及貸款償還協議之條款及條件向其獨立董事委員會提供意見，獨立董事委員會繼而將向獨立股東作出推薦建議。

由於明日國際之關連人士（定義見上市規則）概無於售股協議及貸款償還協議中持有任何直接權益，故此明日國際股東毋需在明日國際股東特別大會上就售股協議及貸款償還協議放棄投票。明日國際的控股股東Winspark（其持有明日國際已發行股份約58.0%）已表示將會於明日國際股東特別大會上贊成批准售股協議及貸款償還協議之決議案。將會委任獨立財務顧問就售股協議及貸款償還協議的條款提供意見。

公開發售

於二零零三年九月三日，恒光行與Probest及明日國際（作為擔保人）就公開發售訂立包銷協議。公開發售之詳情載列如下：

發行統計數字：

公開發售基準	於記錄日期所持有每股股份可獲配發13股發售股份
已發行股份數目	223,204,481股股份
發售股份數目	2,901,658,253股發售股份

恒光行董事確認，恒光行具有足夠法定股本以進行公開發售。

合資格股東：

恒光行僅會向合資格股東寄發發售股份之申請表格。為符合資格參予公開發售，股東須於記錄日期：

a. 為恒光行之登記股東；及

b. 於恒光行之股東登記名冊所列地址位於香港。

為求於記錄日期登記為股東，恒光行之股東必須於二零零三年十月十日下午四時正前，將任何股份之轉讓文件(連同有關股票)送交恒光行之股份登記處秘書證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。

恒光行將於二零零三年十月十三日至二零零三年十月十六日(首尾兩天包括在內)止期間暫停辦理股份過戶登記手續。期間不會為股份進行過戶登記。

申請發售股份之邀請不可轉讓或放棄，亦不會於聯交所買賣未繳股款配額。

認購價：

每股發售股份0.013港元，須於合資格股東申請向彼等提呈之發售股份時繳足。認購價較：

a. 股份於二零零三年九月三日(即緊接本公佈日期前之最後交易日)在聯交所所報之每股收市價0.20港元折讓約93.5%；

b. 根據前述每股收市價計算之每股理論除權價0.026港元折讓約50.0%；

c. 股份截至二零零三年九月三日(即緊接本公佈刊發日期前之最後交易日)(包括該日)止十個交易日於聯交所所報之每股平均收市價約0.165港元折讓約92.1%；及

d. 根據截至二零零三年九月三日(包括該日)止十個交易日於聯交所所報之每股平均收市價約0.165港元計算之每股理論除權價0.024港元折讓約45.8%。

認購價乃恒光行與Probest根據公平基準磋商後釐定，並參照其他因素如股份之流通情況以及每股負債淨值約0.403港元(根據恒光行集團最近期經審核負債淨額89,941,000港元及於本公佈日期已發行股份223,204,481股計算)。恒光行董事認為，鑑於恒光行集團錄得淨負債、新股份之最低認購價不得低於股份面值(即0.01港元)，以及包銷事宜並無不可抗力條款，認購價就各股東及恒光行整體而言乃屬公平合理。

發售股份地位：

發售股份(於悉數繳足時)在所有方面將與記錄日期之已發行股份享有同等權益。發售股份持有人將有權收取所有於該日後宣派、作出或派付之未來股息。

申請超額發售股份：

根據公開發售，合資格股東並無權申請超逾彼等配額之任何發售股份。

發售股份之股票：

待公開發售之條件獲履行後，所有繳足發售股份之股票預期將於二零零三年十一月五日或之前向該等已接納發售股份並支付股款之人士寄發。

海外股東之權利：

倘於記錄日期股東於恒光行股東登記名冊之地址位於香港以外地點，則該名股東不可參與公開發售，原因為就公開發售而將予刊發之文件將不會根據香港以外之司法權區之適用證券法例註冊。因此，向海外股東發行發售股份與該名海外股東居住地之適用證券法例可能有抵觸。故此，海外股東將不符合資格參與公開發售。恒光行就公開發售向海外股東寄發售股章程，僅供彼等參考之用。恒光行將不會向海外股東寄發發售股份之申請表格。然而，海外股東有權於恒光行股東特別大會上投票。

申請上市：

恒光行將向聯交所上市委員會申請發售股份上市及買賣。買賣發售股份將須繳納香港印花稅。

包銷安排：

包銷協議

日期：	二零零三年九月三日
所包銷之發售股份數目：	1,222,528,008股發售股份
包銷商：	Probest
佣金：	零

Probest之日常業務為投資控股，當中並不包括證券包銷。恒光行董事信納Probest具備財政能力，以履行其根據包銷協議之全部包銷承擔。假設Probest須認購所有由其包銷之發售股份，所須之總代價將約為15,900,000港元。

Probest之承諾：

Probest已向恒光行作出不可撤回之承諾，表明其所實益擁有之股份自本公佈日期至記錄日期仍由其實益擁有。Probest亦已承諾認購或促使認購人悉數認購其暫定配額達1,679,130,245股之發售股份。

終止包銷協議：

包銷協議將不會載列任何不可抗力條款。儘管如此，倘恒光行嚴重違反包銷協議所載之任何責任、承諾、陳述及保證，包銷商可於二零零三年十一月三日下午四時正前任何時間向恒光行發出書面通知終止包銷協議所載之安排。

於發出終止通知時，包銷商根據包銷協議之所有責任將終止，而概無任何人士可就包銷協議所產生之任何事宜或事件向任何其他方索償。倘包銷商行使該等權利，公開發售將不會進行。

公開發售對恒光行股權之影響：

股東	現有股東		緊隨公開發售完成後（假設Probest接納其根據公開發售之配額而發售股份獲Probest全數包銷）	
	股份	百分比	股份	百分比
Probest	129,163,865	57.9	3,030,882,118	97.0
公眾人士	94,040,616	42.1	94,040,616	3.0
總計	**223,204,481**	**100.0**	**3,124,862,734**	**100.0**

公開發售之條件：

公開發售有待（其中包括）下列條件達成後方告作實：

a. 獨立股東批准售股協議及貸款償還協議；
b. 獨立股東批准公開發售；
c. 聯交所上市委員會授出或同意發售股份（受配發所規限）上市及買賣；
d. 包銷商根據包銷協議之責任並無終止而包銷協議根據其條款成為無條件；
e. 所有有關文件於香港公司註冊處存檔及登記；及
f. 就公開發售遵照一切法律及監管規定（如有）（包括但不限於恒光行之股東批准）。

恒光行或包銷商均不可豁免上文第(a)、(b)、(c)、(e)及(f)段之條件。倘上述條件並無獲履行，公開發售將不會進行。

買賣股份之風險提示

股份將於二零零三年十月九日起按除權基準買賣。倘包銷商終止包銷協議，或公開發售之條件未能達成，則不會進行公開發售。任何買賣除權股份之人士，因此須承擔公開發售未能成為無條件及／或不會進行之風險。

任何股東或於該段期間意圖出售或購買股份之其他人士如對其情況存有疑問，應諮詢其專業顧問。

預期時間表：

	二零零三年
向股東寄發通函日期	九月三十日星期二
以附權基準買賣股份之最後期限	十月八日星期三
以除權基準買賣股份之首日	十月九日星期四
遞交轉讓股份連同有關所有權文件，以便符合資格參與公開發售之最後期限	十月十日星期五下午四時正
暫停辦理股份過戶手續以釐定公開發售之資格之期間（首尾兩天包括在內）	十月十三日星期一至十月十六日星期四
交回恒光行股東特別大會代表委任表格之最後時間	十月十四日星期二上午十時正
記錄日期	十月十六日星期四
恒光行股東特別大會	十月十六日星期四上午十時正
售股章程及申請表格預期寄發日期	十月十六日星期四
申請發售股份及付款之最後期限	十月三十日星期四下午四時正
包銷協議成為無條件之日	十一月三日星期一
公開發售結果將予公佈日期	十一月四日星期二或之前
寄發發售股份股票	十一月五日星期三或之前
發售股份於聯交所開始買賣日期	十一月七日星期五

進行公開發售之理由及所得款項用途：

恒光行集團之財務業績於明日國際在二零零二年初收購恒光行之控股權益後有所改善。儘管其財務業績改善，恒光行集團仍處於現金緊絀狀況，就該筆貸款償還本金額及支付利息方面出現困難，並曾有數次拖欠情況。公開發售擬籌集約37,700,000港元（扣除開支前），以償還恒光行欠負Probest之債項。公開發售之所得款項淨額約37,000,000港元將用於償還部份貸款。公開發售與售股協議及貸款償還協議互為條件，因此於公開發售完成時，恒光行集團之負債總額將原則上由250,000,000港元減少87,000,000港元連同自二零零二年三月一日至貸款償還協議生效之日所豁免之利息（該筆款項由二零零二年三月一日至售股協議及貸款償還協議日期止約為23,700,000港元）。恒光行集團之財政狀況將因此增強。

公開發售所得款項淨額僅會用作償還部份貸款，並不會由Probest用於公開發售包銷方面。Probest之定期存款內的一筆有關金額已撥作公開發售包銷之用，因此公開發售之所得款項淨額將不會構成Probest收購股份之一項財政援助。

由於公開發售允許合資格股東維持彼等各自於恒光行之股權比重以及可參與恒光行日後增長及發展，恒光行之董事認為，透過公開發售籌集資金符合恒光行及股東整體之利益。

維持本公司上市地位

Probest及恒光行有意維持股份在聯交所之上市地位。因此，Probest及恒光行已向聯交所作出承諾(條款將與聯交所協定)，其將於公開發售結束後在實際可行情況下盡快採取適當措施，確保公眾持有聯交所規定之該等股份數目。聯交所已表示，倘於公開發售結束後公眾對股份之持股量少於25%，或倘聯交所相信股份存在或可能存在造市情況，或公眾持股量不足以維持有秩序市場，則其將考慮酌情暫停股份買賣。

一般事項

明日國際將在實際可行情況下盡快寄發一份通函予其股東，當中載有(其中包括)售股協議及貸款償還協議之詳情、其獨立董事委員會之推薦意見，以及獨立財務顧問就售股協議及貸款償還協議之條款所提交之意見函件，以及明日國際股東特別大會通告。

恒光行將在實際可行情況下盡快寄發一份通函予其股東，當中載有(其中包括)售股協議及貸款償還協議及公開發售之詳情、其獨立董事委員會之推薦意見、獨立財務顧問就售股協議及貸款償還協議及公開發售之條款所提交之意見函件，以及恒光行股東特別大會通告。

暫停及恢復股份買賣

應恒光行及明日國際之要求，恒光行及明日國際之股份已分別於二零零三年九月四日上午九時三十分及上午九時三十一分暫停於聯交所買賣，以待刊發本公佈。恒光行及明日國際各自已向聯交所申請由二零零三年九月十日上午九時三十分起恢復彼等之股份買賣。

恒光行之股東及準投資者在買賣恒光行股份時務請審慎行事。

釋義

「聯繫人」	指	具有上市規則所賦予的涵義
「完成」	指	完成售股協議及貸款償還協議
「完成日期」	指	完成的日期
「恒光行股東特別大會」	指	即將召開的恒光行股東特別大會，由獨立股東酌情考慮及批准(其中包括)售股協議、貸款償還協議及公開發售
「獨立股東」	指	恒光行股東(Probest及其聯繫人除外)
「上市規則」	指	聯交所證券上市規則
「該筆貸款」	指	於售股協議及貸款償還協議當日，恒光行欠負Probest本金總額250,000,000港元的無抵押貸款
「貸款償還協議」	指	恒光行與Probest於二零零三年九月三日訂立的有條件協議，以償還該筆貸款，有關詳情見上文「貸款償還協議」一節
「最後期限」	指	二零零三年十一月十八日下午五時正或Probest以書面另行同意的該較後日期
「發售股份」	指	根據公開發售，提呈發售予合資格股東以作認購的2,901,658,253股股份
「公開發售」	指	根據包銷協議所載的條款建議發行發售股份予合資格股東
「海外股東」	指	於記錄日期名列恒光行股東名冊內，並於該日其在恒光行股東名冊所示的地址為香港以外地區的股東
「中國」	指	中華人民共和國
「Probest」或「包銷商」	指	Probest Holdings Inc，一間在英屬處女群島註冊成立的公司，擁有恒光行現有已發行股份中約57.9%的權益，為明日國際的全資附屬公司，並為公開發售的包銷商
「Profitown」	指	Profitown Investment Corporation，一間在英屬處女群島成立的有限公司，並為恒光行的全資附屬公司
「Profitown貸款」	指	於完成售股協議時，Profitown欠恒光行的全數股東貸款
「承兑票據」	指	恒光行根據貸款償還協議將發行金額為163,000,000港元的承兑票據
「合資格股東」	指	於記錄日期在恒光行股東名冊內擁有香港地址的股東
「記錄日期」	指	二零零三年十月十六日，即釐定參與公開發售資格的參考日期
「明日國際股東特別大會」	指	即將召開的明日國際股東特別大會，由明日國際的獨立股東酌情考慮及批准(其中包括)售股協議及貸款償還協議
「股份」	指	恒光行已發行股本中每股面值0.01港元的股份
「股東」	指	股份持有人
「售股協議」	指	Probest、恒光行與明日國際於二零零三年九月三日訂立的有條件買賣協議，乃關於恒光行出售Profitown 30%已發行股本及Profitown貸款之30%予Probest
「聯交所」	指	香港聯合交易所有限公司
「認購價」	指	根據公開發售每股發售股份0.013港元的認購價
「恒光行」	指	恒光行實業有限公司，一間於香港註冊成立的有限公司，其股份在聯交所上市，其中約57.9%的股份由Probest擁有
「恒光行集團」	指	恒光行及其附屬公司
「明日國際」	指	明日國際集團有限公司，一間於百慕達註冊成立的有限公司，其股份在聯交所上市
「明日國際集團」	指	明日國際及其附屬公司(恒光行集團除外)
「包銷協議」	指	包銷商與恒光行及明日國際於二零零三年九月三日就包銷公開發售訂立的協議

[illegible]

「Winspark」	指	Winspark Venture Limited，一間於英屬處女群島註冊成立的有限公司
「港元」	指	港元，香港法定貨幣
「%」	指	百分比

承董事會命
明日國際集團有限公司
主席
邱德華

承董事會命
恒光行實業有限公司
董事
邱德華

香港，二零零三年九月九日

請同時參閱本公佈於經濟日報於10-09-2003刊登的內容。

THE STANDARD 28 August 2003

Tomorrow International Holdings Limited
(incorporated in Bermuda with limited liability)

Connected Transactions

SWANK
Swank International Manufacturing Company Limited
(incorporated in Hong Kong with limited liability)

Major and Connected Transactions

On 27th August, 2003, Tomorrow, Swank and Probest entered into a termination agreement in respect of the Asset Disposal Agreement, and Probest and Swank also entered into a termination agreement in respect of the Loan Restructuring Agreement on the same date.

As a result of the termination of the Asset Disposal Agreement and the Loan Restructuring Agreement, the adjourned EGM of Swank of 29th August, 2003 will not be held. The supplemental circular of Swank will not be sent to the shareholders of Swank.

The directors of Swank are considering fund raising alternatives for Swank. In the meantime, Swank is also in discussion with Probest on possible settlement arrangement in relation to the Loan. No concrete plan has been formulated yet. Further announcement(s) will be made by Swank and Tomorrow as and when appropriate.

Shareholders and potential investors are advised to exercise caution when dealing in the respective shares of Tomorrow and Swank.

Reference is made to the joint announcement dated 4th March, 2003 (the "Joint Announcement") issued by Tomorrow International Holdings Limited ("Tomorrow") and Swank International Manufacturing Company Limited ("Swank"), the announcements of Swank dated 4th April, 2003, 6th May, 2003, 29th May, 2003, 11th June, 2003 and 9th July, 2003 (the "Subsequent Announcements", each of which being a "Subsequent Announcement") and the respective circulars both dated 7th April, 2003 issued by Tomorrow and Swank in relation to, among other things, (i) the sale by Swank to Probest of its 30% equity interest in BVI Holdco and 30% of the BVI Loan under the Asset Disposal Agreement; and (ii) the restructuring of the Loan pursuant to the Loan Restructuring Agreement, including, among others, the issue of the Convertible Note and the execution of the Share Mortgage by Swank in favour of Probest, under which Probest, as mortgagee, has the right to dispose of or foreclose the 70% interest in BVI Holdco and the BVI Loan if an event of default under the Convertible Note shall occur (collectively, the "Transactions"). Capitalised terms used in this announcement shall have the same meanings ascribed to them in the Joint Announcement unless the context herein otherwise requires.

TERMINATION OF AGREEMENTS

The respective board of directors of Tomorrow and Swank wishes to announce that on 27th August, 2003, Tomorrow, Swank and Probest have entered into a termination agreement in respect of the Asset Disposal Agreement, and Probest and Swank have also entered into a termination agreement in respect of the Loan Restructuring Agreement on the same date. As the Transactions are terminated, the loan in the principal sum of HK$250 million (the "Loan") owing by Swank to Probest will remain outstanding, of which HK$62.5 million has been overdue.

The Transactions are terminated as the directors of Swank are now considering other fund raising alternatives for Swank. In addition, Swank is in discussion with Probest on other possible settlement arrangement in relation to the Loan. No concrete plan has been formulated yet and the fund raising exercises may or may not proceed. Further announcement(s) will be made by Swank and Tomorrow as and when appropriate.

As referred to in the Subsequent Announcement dated 9th July, 2003, the EGM of Swank has been adjourned to be held at 11:00 a.m. on 29th August, 2003 to consider and, if thought fit, approve the Transactions. As a result of the termination of the Asset Disposal Agreement and the Loan Restructuring Agreement, the adjourned EGM of 29th August, 2003 will not be held. The supplemental circular of Swank referred to in the Subsequent Announcements will not be sent to the shareholders of Swank.

SHAREHOLDINGS AND GROUP STRUCTURES

Set out below are the existing group structure of the Tomorrow Group and the Swank Group:


Tomorrow
100%
Probest
Loan
HK$250 million
57.9%
Swank
Inter-company
balances
Subsidiaries and associated companies engaged in the optical products business

GENERAL

Shareholders and potential investors of Tomorrow and Swank are advised to exercise caution when dealing in the shares of the respective companies.

By Order of the Board
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

By Order of the Board
Swank International Manufacturing Company Limited
Tam Wing Kin
Director

Hong Kong, 27th August, 2003

香港經濟日報

2003年8月28日

Tomorrow International Holdings Limited
明日國際集團有限公司
(於百慕達註冊成立之有限公司)

Swank International Manufacturing Company Limited
恒光行實業有限公司
(於香港註冊成立之有限公司)

關連交易

主要及關連交易

於二零零三年八月二十七日，明日國際、恒光行與Probest就資產出售協議訂立終止協議，Probest與恒光行亦於同日就貸款重組協議訂立終止協議。

鑑於資產出售協議及貸款重組協議之終止，恒光行押後於二零零三年八月二十九日召開之股東特別大會將不會舉行，恒光行之補充通函將不會寄發給恒光行之股東。

恒光行董事現正考慮恒光行其他的集資方法。目前，恒光行亦正就貸款與Probest商討可能之償還安排，惟尚未訂定任何具體計劃。恒光行與明日國際將會於適當時間作出進一步公佈。

股東及有意投資者在買賣明日國際與恒光行之股份時，務須謹慎行事。

謹提述明日國際集團有限公司(「明日國際」)與恒光行實業有限公司(「恒光行」)於二零零三年三月四日之聯合公佈(「聯合公佈」)、恒光行於二零零三年四月四日、二零零三年五月六日、二零零三年五月二十九日、二零零三年六月十一日及二零零三年七月九日之公佈(「各後續公佈」，每一公佈為「後續公佈」)及明日國際與恒光行各自於二零零三年四月七日刊發之通函，通函乃關於(其中包括)(i)恒光行根據資產出售協議向Probest出售其於BVI Holdco之30%股權及BVI貸款30%；及(ii)根據貸款重組協議進行貸款重組，其中包括發行可換股票據及恒光行以Probest為受惠人簽立股份按揭，據此，作為承按人之Probest有權於發生可換股票據下之違約事項時出售或止贖於BVI Holdco及BVI貸款之70%權益(合稱「交易事項」)。除文義另有所指外，本公佈內使用之詞語應具有聯合公佈內賦予之相同涵義。

終止協議

明日國際與恒光行各自之董事會宣佈，明日國際、恒光行及Probest於二零零三年八月二十七日就資產出售協議訂立終止協議，Probest與恒光行亦於同日就貸款重組協議訂立終止協議。由於終止交易事項，因此恒光行欠Probest本金額250,000,000港元之貸款(「貸款」)尚未償還，其中62,500,000港元已逾期未付。

終止交易事項乃由於恒光行董事現正考慮其他為恒光行籌集資金之途徑。此外，恒光行亦正就貸款與Probest商討其他可能之償還安排，惟尚未訂定任何具體計劃，而籌集資金活動未必一定進行。恒光行與明日國際將於適當時作出進一步公佈。

如二零零三年七月九日之後續公佈所述，恒光行之股東特別大會已押後至二零零三年八月二十九日上午十一時舉行，以考慮及酌情批准交易事項。由於資產出售協議及貸款重組協議終止，押後於二零零三年八月二十九日召開之股東特別大會將不會舉行，後續公佈內所述之恒光行補充通函將不會寄發給恒光行之股東。

股權及集團架構

以下為明日國際集團及恒光行集團之現有集團架構：


明日國際
100%
Probest
57.9%
恒光行
從事光學產品業務之附屬公司及聯營公司
250,000,000港元貸款
公司間結餘

一般事項

明日國際與恒光行之股東及有意投資者在買賣該兩間公司之股份時，務須謹慎行事。

承董事會命
明日國際集團有限公司
主席
邱德華

承董事會命
恒光行實業有限公司
董事
譚榮健

香港，二零零三年八月二十七日

TOMORROW INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

RESULT OF SGM

The Directors are pleased to announce that all the resolutions proposed at the SGM held today have been duly passed by the Shareholders.

The Capital Reorganisation will become effective on 30th June, 2003. Dealings in Consolidated Shares will commence at 9:30 a.m. on 30th June, 2003.

As a result of the Capital Reorganisation becoming effective, the number of Shares subject to the outstanding Share Options and their respective exercise prices shall be adjusted as detailed below.

Reference is made to the circular issued by the Company on 26th May, 2003 (the "Circular") and the announcement dated 2nd May, 2003 of the Company relating to the proposed capital reorganisation involving (1) reduction of the issued share capital and subdivision of unissued share capital, (2) consolidation of the issued and unissued share capital, (3) amendment to the Bye-laws and (4) change in board lot size. Unless the context otherwise requires, capitalised terms used herein shall have the same meanings as those defined in the Circular.

The Directors are pleased to announce that the resolutions to approve the amendment to the Bye-laws, the Capital Reduction and Share Subdivision and the Share Consolidation were all duly passed by the Shareholders at the SGM.

The Capital Reorganisation will become effective on 30th June, 2003. Dealings in Consolidated Shares will commence at 9:30 a.m. on 30th June, 2003.

In accordance with the rules of the Old Share Option Scheme, the number of Shares subject to the outstanding Share Options and their respective exercise prices shall be adjusted as detailed below with effect from 30th June, 2003. Save for below, there will be no alterations to the rights of the holders of the outstanding Share Options.

Original exercise price per Share and number of Shares subject to the outstanding Share Options	New exercise price per share and number of shares subject to the outstanding Share Options
(a) 23,700,000 Shares exercisable at HK$0.227 each	(a) 2,370,000 shares exercisable at HK$2.27 each
(b) 30,600,000 Shares exercisable at HK$0.163 each	(b) 3,060,000 shares exercisable at HK$1.63 each
(c) 37,200,000 Shares exercisable at HK$0.090 each	(c) 3,720,000 shares exercisable at HK$0.90 each

Such adjustments have been confirmed by the auditors of the Company.

By Order of the Board
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

Hong Kong, 27th June, 2003

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

（於百慕達註冊成立的有限公司）

股東特別大會結果

董事欣然宣佈，本公司於今日舉行股東特別大會，擬於會上提呈的所有決議案已獲股東正式通過。

股本重組將於二零零三年六月三十日生效。經合併股份將自二零零三年六月三十日上午九時三十分起開始買賣。

由於股本重組落實生效，尚未行使購股權涉及的股份數目和各別的行使價將會有所調整，有關詳情已於下文載列。

茲提述本公司就有關股本重組建議於二零零三年五月二十六日刊發的通函（「該通函」）及於二零零三年五月二日發表的公佈，當中涉及(1)削減已發行股本及拆細未發行股本、(2)合併已發行及未發行股本、(3)修訂公司細則及(4)更改股份每手買賣單位。除文義另有所指外，本公佈所用詞彙與該通函所界定者具有相同涵義。

董事欣然宣佈，在股東特別大會上，股東已正式通過所有就批准修訂公司細則、削減股本及股份拆細和股份合併而提呈的決議案。

股本重組將於二零零三年六月三十日生效。經合併股份將自二零零三年六月三十日上午九時三十分起開始買賣。

根據舊購股權計劃的規則，尚未行使購股權涉及的股份數目和各別的行使價將自二零零三年六月三十日起作出調整，有關詳情如下。除下文所述者外，尚未行使購股權持有人的權利將會保持不變。

尚未行使購股權涉及的股份原定每股行使價及股份數目	尚未行使購股權涉及的股份新定每股行使價及股份數目
(a) 23,700,000股股份按每股0.227港元行使	(a) 2,370,000股股份按每股2.27港元行使
(b) 30,600,000股股份按每股0.163港元行使	(b) 3,060,000股股份按每股1.63港元行使
(c) 37,200,000股股份按每股0.090港元行使	(c) 3,720,000股股份按每股0.90港元行使

該等調整已獲本公司核數師確認。

承董事會命
明日國際集團有限公司
主席
邱德華
謹啟

香港，二零零三年六月二十七日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Tomorrow International Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

TOMORROW INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

PROPOSED CAPITAL REORGANISATION INVOLVING (1) REDUCTION OF THE ISSUED SHARE CAPITAL AND SUBDIVISION OF UNISSUED SHARE CAPITAL, (2) CONSOLIDATION OF THE ISSUED AND UNISSUED SHARE CAPITAL, (3) AMENDMENT TO THE BYE-LAWS AND (4) CHANGE IN BOARD LOT SIZE

A notice convening a special general meeting of Tomorrow International Holdings Limited to be held at 12:15 p.m. on Friday, 27th June, 2003 at Unit 903–906, 9th Floor, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong ("SGM") is set out on pages 13 to 14 of this circular. If you are unable to attend the SGM in person, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to Tomorrow International Holdings Limited's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the SGM or any adjourned meeting should you so wish.

26th May, 2003

CONTENTS

EXPECTED TIMETABLE

	2003
Latest time for lodging proxy forms for the SGM	12:15 p.m. on Wednesday, 25th June
SGM	12:15 p.m. on Friday, 27th June
Effective date of the Capital Reorganisation	Monday, 30th June
Dealings in New or Consolidated Shares commence	9:30 a.m. on Monday, 30th June
First day of free exchange of existing certificates for Shares for new certificates for New or Consolidated Shares	Monday, 30th June
Temporary counter for trading in Consolidated Shares in board lots of 200 Consolidated Shares (in the form of existing certificates for Shares) opens*	9:30 a.m. on Monday, 30th June
Existing counter for trading in Shares in board lots of 2,000 Shares temporarily closes*	9:30 a.m. on Monday, 30th June
Existing counter for trading in Consolidated Shares in board lots of 5,000 Consolidated Shares (in the form of new certificates for Consolidated Shares) reopens*	9:30 a.m. on Tuesday, 15th July
Parallel trading in Consolidated Shares (in the form of existing and new certificates) commences*	9:30 a.m. on Tuesday, 15th July
Designated broker starts to stand in the market to provide matching service	Tuesday, 15th July
Temporary counter for trading in Consolidated Shares in board lots of 200 Consolidated Shares (in the form of existing certificates for Shares) closes*	4:00 p.m. on Tuesday, 5th August
Last day for designated broker to stand in the market to provide matching service	Tuesday, 5th August
Parallel trading in Consolidated Shares (in the form of existing and new certificates) ends*	4:00 p.m. on Tuesday, 5th August
Last day of free exchange of existing certificates for Shares for new certificates for New or Consolidated Shares	Monday, 11th August

* *Assuming both the resolutions on the Capital Reduction and Share Subdivision and the Share Consolidation are approved*

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

In this circular (other than in the notice of the SGM), the following expressions have the meanings respectively set opposite them unless the context otherwise requires:

"Board"	the board of Directors
"business day"	any day on which the Stock Exchange is open for the business of dealing in securities
"Bye-laws"	the bye-laws of the Company
"Capital Reduction"	the proposed reduction of the paid-up capital of each of the issued Shares from HK$0.10 to HK$0.001 each by way of the cancellation of HK$0.099 of the paid-up capital on each issued Share
"Capital Reorganisation"	the reorganisation of the capital of the Company by way of the Capital Reduction, Share Subdivision and Share Consolidation
"CCASS"	the Central Clearing and Settlement System, established and operated by HKSCC
"Companies Act"	the Companies Act 1981 of Bermuda
"Company"	Tomorrow International Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"Consolidated Share(s)"	share(s) with nominal value of HK$0.01 each in the share capital of the Company upon the Capital Reorganisation becoming effective
"Directors"	directors of the Company
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	22nd May, 2003, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Share(s)"	share(s) of HK$0.001 each in the share capital of the Company following the implementation of the Capital Reduction and Share Subdivision but before the Share Consolidation
"New Share Option Scheme"	the share option scheme of the Company adopted on 29th May, 2002
"Old Share Option Scheme"	the share option scheme of the Company adopted on 21st July, 1995 and which was terminated pursuant to Shareholders' resolution passed on 29th May, 2002

"SGM"	the special general meeting of the Company to be convened for the purpose of considering and approving the amendment to the Bye-laws and the Capital Reorganisation
"Share(s)"	ordinary shares of HK$0.10 each in the existing share capital of the Company
"Share Consolidation"	the proposed share consolidation whereby every 10 issued and unissued New Shares will be consolidated into 1 Consolidated Share
"Share Option(s)"	options to subscribe for shares in the Company pursuant to the Old Share Option Scheme
"Share Subdivision"	the proposed subdivision of every authorised but unissued Share into 100 New Shares
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

TOMORROW INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

Executive Directors:
Yau Tak Wah, Paul *(Chairman)*
Louie Mei Po
Wong Shin Ling, Irene
Tam Wing Kin
Tam Ping Wah

Independent non-executive Directors:
Ng Wai Hung
Cheung Chung Leung, Richard

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business:
27th Floor
Henley Building
5 Queen's Road Central
Hong Kong

26th May, 2003

To the Shareholders

Dear Sir or Madam,

PROPOSED CAPITAL REORGANISATION INVOLVING (1) REDUCTION OF THE ISSUED SHARE CAPITAL AND SUBDIVISION OF UNISSUED SHARE CAPITAL, (2) CONSOLIDATION OF THE ISSUED AND UNISSUED SHARE CAPITAL, (3) AMENDMENT TO THE BYE-LAWS AND (4) CHANGE IN BOARD LOT SIZE

INTRODUCTION

The Directors announced on 2nd May, 2003 that the Board intends to put forward proposals for approval of the Shareholders for the Capital Reduction and Share Subdivision, the Share Consolidation and the amendment to the Bye-laws.

The purpose of this circular is to (a) give you further information on the Capital Reorganisation, the change in board lot size for the trading in the Consolidated Shares, trading arrangements, arrangements of odd lot facilities and arrangements for free exchange of certificates for the New or Consolidated Shares; and (b) give you the notice of the SGM at which the necessary resolutions will be proposed to consider and approve the Capital Reorganisation and the amendment to the Bye-laws.

THE CAPITAL REORGANISATION

The Board proposes to effect the Capital Reorganisation pursuant to which:

1. the nominal value of all the issued Shares will be reduced from HK$0.10 to HK$0.001 each by the cancellation of HK$0.099 of the paid-up capital on each issued Share;

2. each authorised but unissued Share will be subdivided into 100 New Shares;

3. every 10 issued and unissued New Shares will be consolidated into 1 Consolidated Share; and

4. the credit of HK$283,207,958.06 arising from the Capital Reduction on the basis of 2,860,686,445 Shares in issue will be transferred to a contributed surplus account of the Company, which may be used in future for such purposes as the Board may direct (including the payment of dividend) subject to the Companies Act and the Bye-laws.

CONDITIONS OF THE CAPITAL REORGANISATION

The Capital Reduction and Share Subdivision are interconditional. The Share Consolidation is conditional on the Capital Reduction and Share Subdivision.

The Capital Reduction and Share Subdivision is conditional on the fulfillment of the following conditions on or before 30th June, 2003 which are not waivable:

1. the passing by the Shareholders of a special resolution to be proposed at the SGM approving the Capital Reduction and the Share Subdivision;

2. the publication of a notice in Bermuda in respect of the Capital Reduction in accordance with the Companies Act; and

3. the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the New Shares in issue and the New Shares which may be issued pursuant to the exercise of the Share Options and options which may be granted under the New Share Option Scheme (assuming the Share Consolidation is not approved by the Shareholders).

The Share Consolidation is conditional on the fulfillment of the following conditions on or before 30th June, 2003 which are not waivable:

1. the Capital Reduction and Share Subdivision taking effect;

2. the passing by the Shareholders of an ordinary resolution approving the Share Consolidation at the SGM; and

3. the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the Consolidated Shares in issue and the Consolidated Shares which may be issued pursuant to the exercise of the Share Options and options which may be granted under the New Share Option Scheme.

EFFECTS OF THE CAPITAL REORGANISATION

As at the Latest Practicable Date, the authorised share capital of the Company was HK$500,000,000 divided into 5,000,000,000 Shares of which 2,860,686,445 Shares were issued and credited as fully paid.

1. Assuming only the resolution on the Capital Reduction and Share Subdivision is approved

Immediately upon the Capital Reduction and Share Subdivision becoming effective and on the basis that 2,860,686,445 Shares will be in issue immediately prior to the Capital Reduction and Share Subdivision becoming effective, the authorised share capital of the Company will remain unchanged at HK$500,000,000 but the number of authorised shares shall be divided into 500,000,000,000 New Shares (representing a 100 times increase in the number of authorised shares) of which 2,860,686,445 New Shares will be in issue and credited as fully paid.

The following is a table setting out the effects of the Capital Reduction and Share Subdivision on the share capital of the Company:

	As at the Latest Practicable Date			Immediately after the Capital Reduction and Share Subdivision becomes effective *(Note)*		
	HK$	*Par value (HK$)*	*Number of Shares*	*HK$*	*Par value (HK$)*	*Number of New Shares*
Authorised share capital	500,000,000.00	0.10	5,000,000,000	500,000,000.00	0.001	500,000,000,000
Issued share capital, credited as fully paid	286,068,644.50	0.10	2,860,686,445	2,860,686.44	0.001	2,860,686,445

Note: Based on 2,860,686,445 Shares in issue immediately prior to the Capital Reduction and Share Subdivision becoming effective.

A credit of HK$283,207,958.06 arising from the Capital Reduction will be transferred to a contributed surplus account of the Company. The contributed surplus account is distributable to the shareholders of a company by way of dividend subject to the Companies Act and the bye-laws of the Company. The Company does not have any current intention to declare or pay any dividend out of the contributed surplus account.

As at the Latest Practicable Date, 91,500,000 Shares are subject to the outstanding Share Options and no options have been granted under the New Share Option Scheme. Assuming that all of the outstanding Share Options were to be exercised in full prior to the effective date of the Capital Reduction, an additional 91,500,000 Shares would be in issue and an additional credit of HK$9,058,500 (calculated as 91,500,000 Shares x HK$0.099) would arise from the Capital Reduction as a result of the exercise of the Share Options. Such credit, if so arising, will also be transferred to a contributed surplus account of the Company. The potential aggregate credit as a result of the Capital Reduction is HK$292,266,458.06.

2. Assuming both the resolutions on the Capital Reduction and Share Subdivision and the Share Consolidation are approved

Immediately upon the Capital Reorganisation becoming effective and on the basis that 2,860,686,445 Shares will be in issue immediately prior to the Capital Reduction becoming effective, the authorised share capital of the Company will remain unchanged at HK$500,000,000 but the number of authorised shares shall be divided into 50,000,000,000 Consolidated Shares (representing a

10 times increase in the number of authorised shares) of which 286,068,644 Consolidated Shares (representing a 90% reduction in the number of issued shares) will be in issue and credited as fully paid.

The following is a table setting out the effects of the Capital Reorganisation on the share capital of the Company:

	As at the Latest Practicable Date			Immediately after the Capital Reduction and Share Subdivision becomes effective *(Note)*			Immediately after the Capital Reorganisation becomes effective		
	HK$	*Par value (HK$)*	*Number of Shares*	*HK$*	*Par value (HK$)*	*Number of New Shares*	*HK$*	*Par value (HK$)*	*Number of Consolidated Shares*
Authorised share capital	500,000,000.00	0.10	5,000,000,000	500,000,000.00	0.001	500,000,000,000	500,000,000.00	0.01	50,000,000,000
Issued share capital, credited as fully paid	286,068,644.50	0.10	2,860,686,445	2,860,686.44	0.001	2,860,686,445	2,860,686.44	0.01	286,068,644

Note: Based on 2,860,686,445 Shares in issue immediately prior to the Capital Reduction and Share Subdivision becoming effective.

The credit arising from the Capital Reduction and the effect of the outstanding Share Options on the share capital of the Company upon the Capital Reorganisation taking effect will be the same as described in paragraph 1 above.

The Board believes that the Capital Reduction and Share Subdivision or Capital Reorganisation, as the case may be, will not alter the underlying assets and liabilities, business operations or management of the Company or the proportionate interests of the Shareholders, except for the payment of the related expenses of approximately HK$800,000. The Board believes that the Capital Reduction and Share Subdivision or Capital Reorganisation, as the case may be, will not have any adverse effect on the financial position of the Company and its subsidiaries.

The Capital Reduction and Share Subdivision or Capital Reorganisation, as the case may be, will not result in any change in the relative rights of the Shareholders, except that any fractions of the New or Consolidated Shares, as the case may be, to which the Shareholders would otherwise be entitled upon the Capital Reduction and Share Subdivision or Capital Reorganisation, as the case may be, becoming effective will be aggregated and sold for the benefit of the Company.

ADJUSTMENT TO THE SHARE OPTIONS

As at the Latest Practicable Date, 91,500,000 Shares are subject to the outstanding Share Options and no options have been granted under the New Share Option Scheme. The exercise price of the Share Options and/or the number of shares subject to the Share Options will be adjusted in accordance with the rules of the Old Share Option Scheme. If any Share Option may become or remains exercisable on the effective date of the Capital Reorganisation, the Company will request the auditors of the Company to provide a certificate as to the adjustment required to be made in accordance with the rules of the Old Share Option Scheme and Rule 17.03(13) of the Listing Rules once the Capital Reorganisation becomes effective. Any adjustment shall be made on the basis that the proportion of the issued share capital of the Company to which a grantee of Share Options is entitled shall remain the same before and after such adjustment. The Company will make a further announcement if such adjustment is necessary.

REASONS FOR THE CAPITAL REORGANISATION

The Board noted that from 26th July, 2002, being the date that the closing price of the Shares fell below the nominal value of HK$0.10 each, to the Latest Practicable Date, the Shares have been traded at prices ranging from a low of HK$0.035 per Share to a high of HK$0.099 per Share. The closing price of the Shares on the Latest Practicable Date was HK$0.049 per Share. Under Bermuda law, a company, including the Company, is not allowed to issue shares at a discount to the nominal value of such shares. With a view to facilitating any fund-raising exercise or asset acquisition by way of allotment or placement of shares when the Board considers the circumstances so require in the future, the Board considers that the Capital Reduction and Share Subdivision, which will reduce the nominal value of the Shares to an amount which is less than its corresponding market value, is in the best interests of the Company and the Shareholders as a whole. In addition, following the Share Consolidation, the market price of the Consolidated Shares is expected to be higher than their par value as a result of the Share Consolidation and the Capital Reduction. The Board currently has no planned fund-raising activities, including the issue of shares, following the Capital Reorganisation.

APPLICATION FOR LISTING

The Company has applied to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, both the New Shares (if only the resolution on the Capital Reduction and Share Subdivision is approved) and the Consolidated Shares (if the resolution on the Share Consolidation is also approved).

As at the Latest Practicable Date, no part of the share capital of the Company is listed or dealt in on any stock exchange other than the Stock Exchange and no application is being made or is currently proposed or sought for the Shares to be listed or dealt in on any other stock exchange.

Subject to the granting of the listing of, and permission to deal in, the New Shares (if only the resolution on the Capital Reduction and Share Subdivision is approved) or the Consolidated Shares (if the resolution on the Share Consolidation is also approved), as the case may be, on the Stock Exchange, the New or Consolidated Shares, as the case may be, will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date for dealings in the New or Consolidated Shares, as the case may be, on the Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

CHANGE IN BOARD LOT SIZE AND TRADING ARRANGEMENTS

Assuming the Capital Reorganisation becomes effective, the Board also proposes that the board lot size for trading on the Stock Exchange be changed from 2,000 Shares to 5,000 Consolidated Shares (as opposed to 4,000 Consolidated Shares as previously announced by the Company on 2nd May, 2003) upon the Capital Reorganisation becoming effective, which is expected to take place on or about Monday, 30th June, 2003. Based on the closing price per Share of HK$0.049 on the Latest Practicable Date, each board lot of 5,000 Consolidated Shares has a market value of HK$2,450 (calculated as HK$0.049 x 10 x 5,000 Consolidated Shares). If only the Capital Reduction and Share Subdivision take effect (i.e., the Share Consolidation not taking effect), there will be no change to the board lot size.

The proposed change in board lot size will increase the number of Consolidated Shares for each board lot and such increase is expected to result in a reduction of the transaction costs for dealings in the Consolidated Shares.

In order to facilitate the trading of odd lots (if any), the Company has appointed Kingsway SW Securities Limited as an agent to arrange for the sale and purchase of odd lots on behalf of the Shareholders and potential investors. During the period from Tuesday, 15th July, 2003 to Tuesday, 5th August, 2003 (both dates inclusive), holders of New or Consolidated Shares who wish to take advantage of this facility either to dispose of their odd lots or to top them up to a full board lot may contact Kingsway SW Securities Limited during the aforesaid period as follows:

Contact person	Address	Telephone number
Ms. Kay Ho	5th Floor, Hutchison House 10 Harcourt Road, Central Hong Kong	(852) 2283-7111

Holders of New or Consolidated Shares in odd lots should note that the matching of odd lots is not guaranteed.

Trading arrangements

1. *Assuming only the resolution on the Capital Reduction and Share Subdivision is approved*

No parallel trading arrangements will be made. Trading in the New Shares in board lots of 2,000 New Shares will take place on the original counter.

2. *Assuming both the resolutions on the Capital Reduction and Share Subdivision and the Share Consolidation are approved*

From 9:30 a.m. on Monday, 30th June, 2003, the original counter for trading in the Shares in board lots of 2,000 Shares will be temporarily closed. A temporary counter will be established for trading in the Consolidated Shares in board lots of 200 Consolidated Shares. Every 10 Shares will be deemed to represent 1 Consolidated Share. Certificates for existing Shares may only be traded at this temporary counter.

With effect from 9:30 a.m. on Tuesday, 15th July, 2003, the original counter for trading in Shares will be reopened for trading in Consolidated Shares in board lots of 5,000 Consolidated Shares.

From 9:30 a.m. on Tuesday, 15th July, 2003 to 4:00 p.m. on Tuesday, 5th August, 2003 (both dates inclusive), there will be parallel trading at the above two counters.

The temporary counter for trading in the Consolidated Shares in board lots of 200 Consolidated Shares will be removed after the close of trading on Tuesday, 5th August, 2003. Thereafter, trading will be in Consolidated Shares in board lots of 5,000 Consolidated Shares only and the existing certificates for the Shares will cease to be marketable and will not be acceptable for dealing purpose. However, such certificates will remain effective as documents of title.

If you are in any doubt as to the above arrangements, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

FREE EXCHANGE OF CERTIFICATES FOR THE NEW OR CONSOLIDATED SHARES (AS THE CASE MAY BE)

Subject to the passing of (i) only the resolution approving the Capital Reduction and Share Subdivision; or (ii) the resolutions approving both the Capital Reduction and Share Subdivision and the Share Consolidation, Shareholders may, from 9:00 a.m. on Monday, 30th June, 2003 until 4:00 p.m. on Monday, 11th August, 2003, submit certificates for the Shares to the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for exchange, at the expense of the Company, for certificates for the New or Consolidated Shares, as the case may be. Thereafter, certificates for the Shares will be accepted for exchange for certificates for the New or Consolidated Shares, as the case may be, only on payment of a fee of HK$2.50 (or such higher amount as may be stipulated in the Listing Rules from time to time) for each new certificate to be issued or each old certificate submitted, whichever number of certificates is higher.

In order to distinguish between the existing and the new certificates, certificates for the New or Consolidated Shares, as the case may be, will be blue in colour, which is different from the existing certificates for the Shares, which are grey in colour.

It is expected that new certificates for the New or Consolidated Shares, as the case may be, will be available for collection on or after the 10th business day from the date of submission of the existing certificates for the Shares to the Company's branch share registrar at the above address. Unless otherwise instructed, new certificates will be issued in the board lot size of 2,000 New Shares (if only the resolution on the Capital Reduction and Share Subdivision is approved) or 5,000 Consolidated Shares (if the resolution on the Share Consolidation is also approved), as the case may be.

AMENDMENT TO THE BYE-LAWS

To facilitate the Capital Reduction and Share Subdivision and the Share Consolidation, the Bye-laws will need to be amended to allow for the adjustment to the par value of the Shares. Currently, the Bye-laws state that the nominal value of the Shares are HK$0.10 per Share. The amendment to the Bye-laws will permit the Company to amend the par value of its Shares without having to correspondingly amend the Bye-laws every time to reflect the relevant new par value of the Shares and will require the sanction of a special resolution passed by the Shareholders at the SGM.

GENERAL

(a) At the SGM, the Directors shall first seek the approval from the Shareholders for the amendment to the Bye-laws. Following this, the Directors shall seek the approval from the Shareholders for the Capital Reduction and Share Subdivision. If the Shareholders approve the Capital Reduction and Share Subdivision, the Directors shall at the same meeting immediately seek the approval from the Shareholders for the Share Consolidation, which is conditional on the Capital Reduction and Share Subdivision taking effect. If the Share Consolidation is not approved, only the Capital Reduction and Share Subdivision shall take effect. In such case, the number of New Shares in issue will be 2,860,686,445. The benefits of the Capital Reduction are detailed in the section headed "Reasons for the Capital Reorganisation" above.

(b) The New or Consolidated Shares that will be in issue upon the Capital Reduction and Share Subdivision or Capital Reorganisation, as the case may be, becoming effective will rank pari passu in all respects with each other, having the rights attached to the shares as set out in the Bye-laws.

(c) The English text of this circular shall prevail over the Chinese text.

SGM

Set out on pages 13 to 14 is a notice convening the SGM to be held at 12:15 p.m. on Friday, 27th June, 2003 at Unit 903–906, 9th Floor, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong at which resolutions will be proposed to the Shareholders to approve the amendment to the Bye-laws and the Capital Reorganisation.

A form of proxy for use at the SGM is enclosed. If you are unable to attend the SGM in person, you are requested to complete and return the form of proxy to the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the SGM or any adjourned meeting should you so wish.

RECOMMENDATION

The Board believes that the amendment to the Bye-laws and the Capital Reorganisation are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of all the resolutions set out in the notice of the SGM.

By Order of the Board
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

TOMORROW INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

NOTICE is hereby given that a special general meeting of Tomorrow International Holdings Limited (the "Company") will be held at 12:15 p.m. on Friday, 27th June, 2003 at Unit 903–906, 9th Floor, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong for the purpose of considering and, if thought fit, passing the following resolutions:

SPECIAL RESOLUTIONS

1. **THAT** the bye-laws of the Company be amended by substituting the existing bye-law 3(1) with the following new bye-law 3(1):

   "The share capital of the Company as at 27th June, 2003, being the date on which the amendment to this bye-law 3(1) comes into effect, shall be divided into shares of HK$0.10 each."

   (the "Bye-law Amendment") and that the directors of the Company be and are hereby authorized generally to do all such acts, deeds and things as they shall, in their absolute discretion, deem appropriate to effect and implement the Bye-law Amendment.

2. **THAT**, conditional upon the Listing Committee of the Stock Exchange of Hong Kong Limited approving the listing of, and granting the permission to deal in, shares of HK$0.001 each in the issued share capital of the Company upon the Capital Reduction, Application of Credit and Share Subdivision (all terms as defined below) becoming effective, with effect from 9:30 a.m. on the next business day (not being a Saturday) following the date on which this resolution is passed (the "Effective Date"):

   (a) the issued share capital of the Company be reduced by canceling paid up capital to the extent of HK$0.099 on each of the shares of HK$0.10 in the capital of the Company in issue on the Effective Date (the "Capital Reduction") so that each issued share in the capital of the Company shall be treated as one fully-paid up share of HK$0.001 each in the capital of the Company (the "New Share") and any liability of the holders of New Shares to make any further contribution to the capital of the Company on each such New Share shall be treated as satisfied;

   (b) subject to and forthwith upon the Capital Reduction taking effect, the credit amount arising from the Capital Reduction be credited to the contributed surplus account of the Company where it may be utilized in accordance with the bye-laws of the Company and all applicable laws (the "Application of Credit");

   (c) subject to and forthwith upon the Capital Reduction taking effect, all of the authorized but unissued shares of HK$0.10 each in the capital of the Company (including those authorized but unissued share arising from the Capital Reduction) be sub-divided into one hundred (100) New Shares (the "Share Subdivision"); and

   (d) the directors of the Company be and are hereby authorized generally to do all such acts, deeds and things as they shall, in their absolute discretion, deem appropriate to effect and implement the Capital Reduction, the Application of Credit and the Share Subdivision.

ORDINARY RESOLUTION

3. **THAT**, conditional upon Special Resolution numbered 2 of this notice dated 26th May, 2003 being approved and upon the Listing Committee of the Stock Exchange of Hong Kong Limited approving the listing of, and granting the permission to deal in, shares of HK$0.01 each in the issued share capital of the Company upon the Share Consolidation (as defined below) becoming effective, with effect from 9:30 a.m. on the next business day (not being a Saturday) following the date on which this resolution is passed (the "Effective Date"), every ten (10) issued and unissued shares of HK$0.001 each in issue on the Effective Date be consolidated into one (1) share of HK$0.01 each in the capital of the Company (the "Consolidation") and the directors of the Company be and are hereby authorised generally to do all such acts, deeds and things as they shall, in their absolute discretion, deem appropriate to effect and implement the Share Consolidation.

By Order of the Board
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

Hong Kong, 26th May, 2003

Head office and principal place of business:
27th Floor
Henley Building
5 Queen's Road Central
Hong Kong

Notes:

(1) A member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and to vote in his stead. A proxy need not be a member of the Company.

(2) A form of proxy for use at the meeting is enclosed herewith. The instrument appointing a proxy shall be in writing under the hand of the appointer or his/her attorney duly authorized in writing. If the appointer is a corporation, the form of proxy must be under its common seal or under the hand of an officer or attorney duly authorised on its behalf.

(3) To be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney must be deposited at the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen's Road East , Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

(4) Completion and return of the form of proxy shall not prelude a member from attending and voting in person at the meeting or at any adjourned meeting (as the case may be) should they so wish, and in such event, the form of proxy shall be deemed to be revoked.

此乃要件　請即處理

閣下對本通函任何方面或應採取之行動**如有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或已轉讓名下所有明日國際集團有限公司股份，應立即將本通函送交買主或承讓人，或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交予買主或承讓人。

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

涉及以下各項的股本重組建議
(1) 削減已發行股本及拆細未發行股本、
(2) 合併已發行及未發行股本、
(3) 修訂公司細則
及
(4) 更改股份每手買賣單位

明日國際集團有限公司謹定於二零零三年六月二十七日(星期五)中午十二時十五分假座香港九龍紅磡鶴翔街1號維港中心1座9樓903至906室舉行股東特別大會(「股東特別大會」)，召開大會之通告已載於本通函第13至14頁。如　閣下未能親身出席股東特別大會，務請按隨函之代表委任表格上所印備的指示填妥表格，儘早惟無論如何最遲須於股東特別大會或其任何續會指定舉行時間四十八小時前交回明日國際集團有限公司的股份過戶登記處香港分處 — 香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心17樓1712至1716室)。　閣下填妥及交回代表委任表格後，屆時仍有權按本身意願出席股東特別大會或其任何續會並在會上投票。

二零零三年五月二十六日

目 錄

預期時間表

二零零三年

交回股東特別大會代表委任表格的截止時間	六月二十五日(星期三)中午十二時十五分
股東特別大會	六月二十七日(星期五)中午十二時十五分
股本重組生效日	六月三十日(星期一)
開始買賣新股或經合併股份	六月三十日(星期一)上午九時三十分
首天免費以現有股份股票換領新股或經合併股份新股票	六月三十日(星期一)
開放以每手200股經合併股份進行買賣的臨時櫃台*(以現有股份股票進行)	六月三十日(星期一)上午九時三十分
暫時關閉以每手2,000股股份進行買賣的原有櫃台*	六月三十日(星期一)上午九時三十分
重新開放以每手5,000股經合併股份進行買賣的原有櫃台*(以經合併股份新股票進行)	七月十五日(星期二)上午九時三十分
開始並行買賣經合併股份*(以現有股票及新股票進行)	七月十五日(星期二)上午九時三十分
指定經紀人開始於市場提供對盤服務	七月十五日(星期二)
關閉以每手200股經合併股份進行買賣的臨時櫃台*(以現有股份股票進行)	八月五日(星期二)下午四時正
最後一天指定經紀人於市場提供對盤服務	八月五日(星期二)
結束並行買賣經合併股份*(以現有股票及新股票進行)	八月五日(星期二)下午四時正
最後一天免費以現有股份股票換領新股或經合併股份新股票	八月十一日(星期一)

* 假設股本削減事項及股份拆細和股份合併的決議案均已獲得批准。

責任聲明

本通函所載資料乃遵照上市規則的規定而提供，旨在提供有關本公司的資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使其所載的任何聲明有所誤導。

除文義另有所指外，下列詞彙在本通函(股東特別大會通告除外)內具有下列涵義：

「董事會」	指	董事會
「營業日」	指	聯交所開市買賣證券的任何一日
「公司細則」	指	本公司的公司細則
「股本削減事項」	指	本公司藉註銷每股已發行股份的已繳足股本0.099港元，將每股已發行股份的繳足股本由每股0.10港元削減至每股0.001港元的建議
「股本重組」	指	本公司透過股本削減事項、股份拆細及股份合併而重組股本
「中央結算系統」	指	由香港結算設立及運作的中央結算及交收系統
「公司法」	指	百慕達一九八一年公司法
「本公司」	指	明日國際集團有限公司，一間於百慕達註冊成立的有限公司，其股份於聯交所上市
「經合併股份」	指	於股本重組生效後，本公司股本中每股面值0.01港元的股份
「董事」	指	本公司的董事
「香港結算」	指	香港中央結算有限公司
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零三年五月二十二日，即本通函付印前確定其中所載若干資料以供載入本通函內的最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「新股」	指	進行股本削減事項及股份拆細後但股份合併前，本公司股本中每股面值0.001港元的股份
「新購股權計劃」	指	本公司於二零零二年五月二十九日採納的購股權計劃
「舊購股權計劃」	指	本公司於一九九五年七月二十一日採納並於二零零二年五月二十九日由股東通過決議案終止的購股權計劃

「股東特別大會」	指	本公司就考慮及批准修訂公司細則及股本重組而將予召開的股東特別大會
「股份」	指	本公司現有股本中每股面值0.10港元的普通股
「股份合併」	指	將每10股已發行及未發行新股合併為1股經合併股份的股份合併建議
「購股權」	指	根據舊購股權計劃可認購本公司股份的購股權
「股份拆細」	指	將每股法定但未發行股份拆細為100股新股的建議
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「港元」	指	港元，香港法定貨幣
「%」	指	百分比

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司
(於百慕達註冊成立之有限公司)

執行董事：
邱德華(主席)
雷美寶
王香玲
譚榮健
譚炳華

獨立非執行董事：
吳偉雄
張仲良

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處暨
主要營業地點：
香港
皇后大道中5號
衡怡大廈
27樓

敬啟者：

涉及以下各項的股本重組建議
(1) 削減已發行股本及
拆細未發行股本、
(2) 合併已發行及未發行股本、
(3) 修訂公司細則
及
(4) 更改股份每手買賣單位

緒言

董事於二零零三年五月二日宣佈，董事會擬提呈有關股本削減事項及股份拆細、股份合併及修訂公司細則的建議以取得股東批准。

本通函旨在(a)向　閣下提供有關股本重組、更改經合併股份每手買賣單位、買賣安排、碎股對盤服務安排及免費換領新股或經合併股份新股票安排的其他資料；及(b)給予　閣下股東特別大會通告，會上將會提呈所須決議案以考慮並批准股本重組及修訂公司細則。

股本重組

董事會建議進行股本重組，據此：

1. 藉註銷每股已發行股份的繳足股本0.099港元，將全部已發行股份的面值由每股0.10港元削減至每股0.001港元；

2. 每股法定但未發行股份將會拆細為100股新股；

3. 每10股已發行及未發行新股將合併為1股經合併股份；及

4. 按2,860,686,445股已發行股份計算，因股本削減事項而產生的進賬283,207,958.06港元將會轉撥入本公司的繳入盈餘賬中，作為董事會日後根據公司法及公司細則撥為該等指定用途(包括派付股息)之用。

股本重組的條件

股本削減事項和股份拆細須同時進行。股份合併則須待股本削減事項及股份拆細進行後，方可作實。

股本削減事項及股份拆細須待下列不可豁免的條件於二零零三年六月三十日或之前獲達成後，方可作實：

1. 股東在股東特別大會上通過擬於會上提呈的特別決議案以批准股本削減事項及股份拆細；

2. 根據公司法於百慕達就股本削減事項公佈通告；及

3. 聯交所上市委員會批准已發行新股，以及根據購股權及新購股權計劃(假設股份合併不獲股東批准)下可能授出的購股權獲行使而可能發行的新股上市及買賣。

股份合併須待下列不可豁免的條件於二零零三年六月三十日或之前獲達成後，方可作實：

1. 股本削減事項及股份拆細生效；

2. 股東在股東特別大會上通過普通決議案以批准股份合併；及

3. 聯交所上市委員會批准已發行經合併股份，以及根據購股權及新購股權計劃下可能授出的購股權獲行使而可能發行的經合併股份上市及買賣。

股本重組的影響

於最後實際可行日期，本公司的法定股本為500,000,000港元，分為5,000,000,000股股份，其中2,860,686,445股股份已經發行並入賬列為繳足。

1. 假設只批准股本削減事項及股份拆細的決議案

緊隨股本削減事項及股份拆細生效後，按緊接股本削減事項及股份拆細生效前將予發行2,860,686,445股股份計算，本公司的法定股本將保持不變為500,000,000港元，惟法定股份數目則會分為500,000,000,000股新股(即較法定股數增加100倍)，其中2,860,686,445股新股將予發行並入賬列為繳足。

下表載列股本削減事項及股份拆細對本公司股本的影響：

	於最後實際可行日期			緊隨股本削減事項及股份拆細生效後(附註)		
	港元	面值(港元)	股份數目	港元	面值(港元)	新股數目
法定股本	500,000,000.00	0.10	5,000,000,000	500,000,000.00	0.001	500,000,000,000
已發行股本，入賬列為繳足	286,068,644.50	0.10	2,860,686,445	2,860,686.44	0.001	2,860,686,445

附註：按緊接股本削減事項及股份拆細生效前已發行2,860,686,445股股份計算。

因股本削減事項而產生的進賬283,207,958.06港元將會轉撥入本公司的繳入盈餘賬內。根據公司法及本公司的公司細則，繳入盈餘賬可透過股息分派予公司的股東。本公司目前無意從繳入盈餘賬宣派或派付任何股息。

於最後實際可行日期，尚未行使的購股權涉及的股份為91,500,000股，且本公司並無根據新購股權計劃授出任何購股權。假設於股本削減事項生效當日之前全部尚未行使購股權已經悉數行使，則本公司將由於購股權獲行使而須額外發行91,500,000股股份，並因股本削減事項而產生額外進賬9,058,500港元(以91,500,000股股份 x 0.099港元計算)。該筆進賬(如有產生)亦將會轉撥入本公司的繳入盈餘賬內。因股本削減事項而可能帶來的進賬總額為292,266,458.06港元。

2. 假設股本削減事項及股份拆細和股份合併的決議案均獲批准

緊隨股本重組生效後，按緊接股本削減事項生效前將予發行2,860,686,445股股份計算，本公司的法定股本將保持不變為500,000,000港元，惟法定股份數目則會分為

50,000,000,000股經合併股份(即較法定股數增加10倍),其中286,068,644股經合併股份(即較已發行股數減少90%)將予發行並入賬列為繳足。

下表載列股本重組對本公司股本的影響:

	於最後實際可行日期			緊隨股本削減事項及股份拆細生效後(附註)			緊隨股本重組生效後		
		面值			面值			面值	
	港元	(港元)	股份數目	港元	(港元)	新股數目	港元	(港元)	經合併股份數目
法定股本	500,000,000.00	0.10	5,000,000,000	500,000,000.00	0.001	500,000,000,000	500,000,000.00	0.01	50,000,000,000
已發行股本,入賬列為繳足	286,068,644.50	0.10	2,860,686,445	2,860,686.44	0.001	2,860,686,445	2,860,686.44	0.01	286,068,644

附註: 按緊接股本削減事項及股份拆細生效前已發行2,860,686,445股股份計算。

誠如上文第一段所載,因股本削減事項而產生的進賬及尚未行使購股權於進行股本重組時對本公司股本的影響將會相同。

董事會相信,股本削減事項及股份拆細或股本重組(視乎情況而定)將不會影響本公司有關資產及負債、業務運作或管理,亦不會影響股東所佔權益(惟支付有關開支約800,000港元除外)。董事會相信股本削減事項及股份拆細或股本重組(視乎情況而定)將不會對本公司及其附屬公司的財務狀況造成任何不利影響。

股本削減事項及股份拆細或股本重組(視乎情況而定),將不會導致股東的有關權益有變,惟於股本削減事項及股份拆細或股本重組(視乎情況而定)生效時,股東於新股或經合併股份(視乎情況而定)當中有權享有的碎股,將會以本公司的利益為依歸彙集出售。

購股權的調整

於最後實際可行日期,尚未行使的購股權涉及的股份為91,500,000股,且本公司並無根據新購股權計劃授出任何購股權。購股權的行使價及/或購股權所涉及的股份數目將須根據舊購股權計劃的規則予以調整。倘於股本重組生效當日本公司有任何購股權可予行使或仍可行使,則本公司將會要求本公司核數師發出證明書,一俟股本重組生效後即根據舊購股權計劃的規則以及上市規則第17.03(13)條的規定作出所須進行的調整(如有)。購股權作出任何調整後,須與購股權承授人在作出該項調整前於本公司已發行股本中所持的比例相同。本公司將於有必要作出調整時另行發表公佈。

進行股本重組的理由

董事會已留意到自二零零二年七月二十六日(即股份收市價低於其面值每股0.10港元當日)起至最後實際可行日期，股份以介乎最低每股0.035港元至最高每股0.099港元的價格買賣。於最後實際可行日期，股份的收市價為每股0.049港元。根據百慕達法律，公司(包括本公司)不得以低於股份面值的折讓價發行股份。股本削減事項及股份拆細乃旨在為了方便本公司日後在董事會認為有需要的情況下透過配發或配售股份以籌措資金或進行資產收購而進行，由於股本削減事項及股份拆細將削減股份面值至低於其相應市值的金額，故董事會認為股本削減事項及股份拆細乃符合本公司及股東的整體最佳利益。此外，於股份合併後，由於進行股份合併及股本削減事項，預期經合併股份的市價將會高於其面值。董事會目前並無計劃於股本重組後進行任何集資活動(包括發行股份)。

申請上市

本公司已向聯交所上市委員會申請，批准新股(如只有股本削減事項及股份拆細的決議案獲得批准)或經合併股份(如股份合併的決議案亦獲批准)上市及買賣。

於最後實際可行日期，本公司股本的任何部分並無於聯交所以外的任何證券交易所上市或買賣，亦無申請或現擬或尋求申請股份於任何其他證券交易所上市或買賣。

待新股(如只有股本削減事項及股份拆細的決議案獲得批准)或(視乎情況而定)經合併股份(如股份合併的決議案亦獲批准)獲准在聯交所上市及買賣後，新股或經合併股份將獲香港結算接納為合資格證券，可由新股或經合併股份(視乎情況而定)在聯交所開始買賣當日或香港結算選定的其他日期起，在中央結算系統內寄存、結算及交收。聯交所參與者之間於任何交易日進行的交易，須於交易日後第二個交易日在中央結算系統內交收。中央結算系統內的所有活動均須遵從不時生效的中央結算系統一般規則及中央結算系統運作程序規則。

更改股份每手買賣單位及買賣安排

假設股本重組落實生效，董事會亦建議於股本重組生效(預期為二零零三年六月三十日星期一或前後)後，將股份於聯交所的每手買賣單位由現時2,000股股份更改為5,000股經合併股份(而非本公司早前於二零零三年五月二日所公佈的4,000股經合併股份)。按於最後實際可行日期每股收市價0.049港元計算，每手5,000股經合併股份的市價為2,450港元(以0.049港元X10X5,000股經合併股份計算)。倘只有股本削減事項及股份拆細生效(即股份合併不會生效)，則股份的每手買賣單位將會保持不變。

更改股份每手買賣單位的建議，將會導致經合併股份的每手買賣單位有所增加，預期此舉將可減低買賣經合併股份的交易成本。

為方便碎股買賣(如有)，本公司已委任滙富證券有限公司為代理人，代表股東及有意投資者安排買賣碎股。由二零零三年七月十五日星期二至二零零三年八月五日星期二為止(包括首尾兩日)期間，新股或經合併股份持有人如有意使用該項服務藉以出售彼等持有的碎股或將之湊足為一手買賣單位，可於上述期間透過下列方法聯絡滙富證券有限公司：

聯絡人	地址	電話號碼
何嘉玲女士	香港 中環夏慤道10號 和記大廈五樓	(852) 2283-7111

新股或經合併股份的碎股持有人應留意，並不保證定能提供碎股對盤服務。

買賣安排

1. 假設只批准股本削減事項及股份拆細的決議案

不會進行並行買賣安排。新股將以每手2,000股於原有櫃台進行買賣。

2. 假設股本削減事項及股份拆細和股份合併的決議案均獲批准

由二零零三年六月三十日(星期一)上午九時三十分起，以每手2,000股股份買賣現有股份的原有櫃台將暫時關閉。設立以每手200股經合併股份買賣經合併股份的臨時櫃台。每10股股份將被視為相等於1股經合併股份。現有股份股票只可於此臨時櫃台進行買賣。

由二零零三年七月十五日(星期二)上午九時三十分起，重新開放原有櫃台以每手5,000股經合併股份買賣經合併股份。

由二零零三年七月十五日(星期二)上午九時三十分至二零零三年八月五日(星期二)下午四時正為止(包括首尾兩日)，並行買賣將於上述兩個櫃台同時進行。

於二零零三年八月五日(星期二)營業時間結束後，將會取消以每手200股經合併股份買賣經合併股份的臨時櫃台。此後只會以每手5,000股經合併股份買賣經合併股份，現有股份股票將不可再於市場買賣亦不會接納作買賣用途。然而，現有股份股票仍具有作為所有權文件的效力。

閣下對上述安排如有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

免費換領新股或經合併股份(視乎情況而定)新股票

待(i)只有股本削減事項及股份拆細的決議案；或(ii)股本削減事項及股份拆細和股本重組的決議案同時通過時，股東可於二零零三年六月三十日星期一上午九時正至二零零三年八月十一日星期一下午四時正為止期間，將現有股份股票送交本公司的股份過戶登記處香港分處 — 香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心17樓1712至1716室)換領新股或經合併股份(視乎情況而定)的股票，有關費用概由本公司支付。此後，以現有股份股票換領新股或經合併股份(視乎情況而定)的新股票時，須就將予發行的每股新股票或所提交的每張舊股票(以數量較高者為準)支付2.50港元(或聯交所不時訂明的較高費用)。

為了識別現有股票及新股票，新股或經合併股份(視乎情況而定)股票將為藍色，與現有灰色的股份股票不同。

預期將現有股份股票按上址交回本公司股份戶登記分處當日起計十個營業日或之後，即可領取新股或經合併股份新股票。除非另有指示，否則新股票將按每手2,000股新股(如只批准股本削減事項及股份拆細的決議案)或(視乎情況而定)每手5,000股經合併股份(如股本重組的決議案亦獲批准)發行。

修訂公司細則

為令股本削減事項、股份拆細以及股份合併得以順利進行，本公司將須修訂公司細則，藉此調整股份面值。現時，公司細則訂明股份的面值為每股0.10港元。修訂公司細則讓本公司可以無需每次相應修訂公司細則亦能夠更改股份的面值，藉以反映股份的有關新面值，而修訂公司細則須於股東特別大會上經由股東通過特別決議案批准。

一般事項

(a) 董事須先於股東特別大會上尋求股東批准修訂公司細則，再繼而尋求股東批准股本削減事項及股份拆細。倘股東批准股本削減事項及股份拆細，則董事須於同一會議上隨即尋求股東批准股份合併，而股份合併有待股本削減事項及股份拆細生效後，方可作實。倘股份合併不獲通過且只有股本削減事項及股份拆細落實生效，在此情況下，已發行新股數目將為2,860,686,445股。有關進行股本削減事項的好處，已詳載於上文「進行股本重組的理由」一節。

(b) 本公司將會於股本削減事項及股份拆細或股本重組(視乎情況而定)生效時，發行新股或經合併股份。新股或經合併股份彼此之間及就各方面而言均可享有公司細則所載股份所享有的同等權益。

(c) 本通函中英文文本如有歧義，概以英文本為準。

股東特別大會

本公司謹定於二零零三年六月二十七日(星期五)中午十二時十五分假座香港九龍紅磡鶴翔街1號維港中心1座9樓903至906室召開股東特別大會，召開大會的通告載於第13至14頁。本公司擬於會上向股東提呈決議案以修訂公司細則及股本重組。

隨函附奉股東特別大會適用的代表委任表格。如　閣下未能出席股東特別大會，務請填妥代表委任表格，儘早惟無論如何最遲須於股東特別大會或其他任何續會指定舉行時間四十八小時前交回本公司的股份過戶登記處香港分處 — 香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心17樓1712至1716室)。　閣下填妥及交回代表委任表格後，屆時仍有權按本身意願親身出席股東特別大會或其任何續會並在會上投票。

推薦意見

董事會相信，修訂公司細則及股本重組乃合符本公司及股東的整體最佳利益，因此，建議股東投票贊成股東特別大會通告所載各項決議案。

此致

列位股東　台照

承董事會命
明日國際集團有限公司
主席
邱德華
謹啟

二零零三年五月二十六日

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司
(於百慕達註冊成立之有限公司)

茲通告明日國際集團有限公司(「本公司」)謹定於二零零三年六月二十七日星期五中午十二時十五分假座香港九龍紅磡鶴翔街1號維港中心1座9樓903至906室舉行股東特別大會，以考慮並酌情通過下列決議案：

特別決議案

1. **動議**修訂本公司的公司細則，以下述新公司細則第3(1)條取替現有公司細則第3(1)條：

   「於二零零三年六月二十七日(即修訂本公司細則第3(1)條生效當日)本公司的股本將分成每股面值0.10港元的股份。」

   (「修訂公司細則」)及動議授權本公司的董事全權酌情作出及訂立彼等認為就實施修訂公司細則及使之生效而言屬恰當的一切行動、契據及事宜。

2. **動議**待香港聯合交易所有限公司上市委員會批准本公司已發行股本中每股0.001港元的股份在股本削減事項、動用進賬及股份拆細(各詞定義見下文)生效後上市及買賣，自本決議案通過當日後之營業日(並非為星期六)(「生效日期」)上午九時三十分起生效：

   (a) 藉於生效日期註銷本公司股本中每股面值0.10港元的已發行股份的繳足股本0.099港元(「股本削減事項」)以削減本公司已發行股本，致令本公司股本中每股已發行股份將被視為本公司股本中每股0.001港元的繳足股份(「新股」)，而新股持有人將被視為已履行須就每股新股進一步注資本公司股本的責任；

   (b) 有待及緊隨股本削減事項生效後，股本削減事項產生的進賬會轉撥入本公司的繳入盈餘賬內，並可根據本公司的公司細則及所有適用法律動用該筆進賬(「動用進賬」)；

   (c) 有待及緊隨股本削減事項生效後，本公司股本中全部每股面值0.10港元的法定但未發行股份(包括股本削減事項產生的該等法定但未發行股份)將拆細為一百(100)股新股(「股份拆細」)；及

   (d) 授權本公司的董事全權酌情作出及訂立彼等認為就實施股本削減事項、動用進賬及股份拆細而言屬恰當的一切行動、契據及事宜。

普通決議案

3. 動議待於二零零三年五月二十六日發出的本通告的第2項特別決議案獲得批准，以及香港聯合交易所有限公司上市委員會批准本公司已發行股本中每股面值0.01港元的股份在股份合併(定義見下文)生效起上市及買賣後，於本決議案通過後之營業日(並非為星期六)(「生效日期」)上午九時三十分起，將生效日期已發行的每十(10)股每股面值0.001港元的已發行及未發行股份合併為本公司股本中一(1)股每股面值0.01港元的經合併股份(「股份合併」)，並授權本公司的董事全權酌情作出及訂立彼等認為就實施股份合併及使之生效而言屬恰當的一切行動、契據及事宜。

承董事會命
明日國際集團有限公司
主席
邱德華

香港，二零零三年五月二十六日

總辦事處暨
主要營業地點：
香港
皇后大道中5號
衡怡大廈
27樓

附註：

(1) 凡有權出席上述大會並於會上投票之股東，均有權委派一名或以上委任代表代其出席大會及投票。委任代表毋須為本公司股東。

(2) 隨附本大會適用之代表委任表格。代表委任表格須由委任人或其以書面正式授權之授權人親筆簽署。委任人如屬法團，代表委任表格則須加蓋公司印鑑或由公司負責人、或正式授權之授權人代其親筆簽署。

(3) 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會之指定舉行時間四十八小時前，送達本公司股份過戶登記處香港分處 — 香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心17樓1712—16室)，方為有效。

(4) 填妥及交回代表委任表格後，股東仍有權按本身意願親身出席大會或其任何續會(視乎情況而定)並在會上投票。在此情況下，其代表委任表格將被視為已撤回論。

The Standard
26 May 2003

TOMORROW INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

DESPATCH OF CIRCULAR

A circular containing details of the Capital Reorganisation, amendment to the Bye-laws, change in board lot size of the Consolidated Shares, trading arrangements, arrangements of odd lot facilities, arrangements for free exchange of share certificates for the New or Consolidated Shares and a notice convening the SGM to approve the Capital Reorganisation will be despatched to the Shareholders on 26th May, 2003.
The expected timetable for the Capital Reorganisation, details of the trading arrangements and the procedures for exchange of share certificates are summarised below.

Reference is made to the Company's announcement dated 2nd May, 2002 (the "Announcement") relating to the proposed capital reorganisation involving (1) a reduction of the issued share capital and subdivision of unissued share capital, (2) consolidation of the issued and unissued share capital, (3) amendment to the bye-laws and (4) change in board lot size. Unless otherwise stated, capitalised terms used herein shall have the same meanings as those defined in the Announcement.

(A) DESPATCH OF CIRCULAR

A circular containing details of the Capital Reorganisation, amendment to the Bye-laws, change in board lot size of the Consolidated Shares, trading arrangements, arrangements of odd lot facilities, arrangements for free exchange of share certificates for the New or Consolidated Shares *and a notice convening the SGM to approve the Capital Reorganisation will be despatched to the Shareholders on 26th May, 2003.*

Expected timetable for the Capital Reorganisation

The expected timetable for the Capital Reorganisation is set out as follows:

	2003
Latest time for lodging proxy forms for the SGM	12:15 p.m. on Wednesday, 25th June
SGM	12:15 p.m. on Friday, 27th June
Effective date of the Capital Reorganisation	Monday, 30th June
Dealings in New or Consolidated Shares commence	9:30 a.m. on Monday, 30th June
First day of free exchange of existing certificates for Shares for new certificates for New or Consolidated Shares	Monday, 30th June
Temporary counter for trading in Consolidated Shares in board lots of 200 Consolidated Shares *(in the form of existing certificates for Shares)* opens*	9:30 a.m. on Monday, 30th June
Existing counter for trading in Shares in board lots of 2,000 Shares temporarily closes*	9:30 a.m. on Monday, 30th June
Existing counter for trading in Consolidated Shares in board lots of 5,000 Consolidated Shares *(in the form of new crtificates for Consolidated Shares)* reopens*	9:30 a.m. on Tuesday, 15th July
Parallel trading in Consolidated Shares (in the form of existing and new certificates) commences*	9:30 a.m. on Tuesday, 15th July
Designated broker starts to stand in the market to provide matching service	Tuesday, 15th July
Temporary counter for trading in Consolidated Shares in board lots of *200 Consolidated Shares (in the form of existing certificates for Shares) closes**	4:00 p.m. on *Tuesday, 5th August*
Last day for designated broker to stand in the market to provide matching service	Tuesday, 5th August
Parallel trading in Consolidated Shares (in the form of existing and new certificates) ends*	4:00 p.m. on Tuesday, 5th August
Last day of free exchange of existing certificates for Shares for new certificates for New or Consolidated Shares	Monday, 11th August

* *Assuming both the resolutions on the Capital Reduction and Share Subdivision and the Share Consolidation are approved*

(B) CHANGE IN BOARD LOT SIZE AND TRADING ARRANGEMENTS

Assuming the Capital Reorganisation becomes effective, the Board also proposes that the board lot size for trading on the Stock Exchange be changed from 2,000 Shares to 5,000 Consolidated Shares (as opposed to 4,000 Consolidated Shares as previously announced by the Company on 2nd May, 2003) upon the Capital Reorganisation becoming effective, which is expected to take place on or about Monday, 30th June, 2003. Based on the closing price per Share of HK$0.049 on the Latest Practicable Date, each board lot of 5,000 Consolidated Shares has a market value of HK$2,450 (calculated as HK$0.049 x 10 x 5,000 Consolidated Shares). If only the Capital Reduction and Share Subdivision take effect (i.e., the Share Consolidation not taking effect), there will be no change to the board lot size.

The proposed change in board lot size will increase the number of Consolidated Shares for each board lot and such increase is expected to result in a reduction of the transaction costs for dealings in the Consolidated Shares.

In order to facilitate the trading of odd lots (if any), the Company has appointed Kingsway SW Securities Limited as an agent to arrange for the sale and purchase of odd lots *on behalf of the Shareholders and potential investors. During the period from Tuesday, 15th July, 2003 to Tuesday,* 5th August, 2003 (both dates inclusive), holders of New or Consolidated Shares who wish to take advantage of this facility either to dispose of *their odd lots or to top them up to a full board lot may contact* Kingsway SW *Securities Limited during the aforesaid period as follows:*

Contact person	Address	Telephone number
Ms. Kay Ho	5th Floor, Hutchison House 10 Harcourt Road, Central Hong Kong	(852) 2283-7111

Holders of New or Consolidated Shares in odd lots should note that the matching of odd lots is not guaranteed.

Trading arrangements

1. *Assuming only the resolution on the Capital Reduction and Share Subdivision is approved*

   No parallel trading arrangements will be made. Trading in the New Shares in board lots of 2,000 New Shares will take place on the original counter.

2. *Assuming both the resolutions on the Capital Reduction and Share Subdivision and the Share Consolidation are approved*

   From 9:30 a.m. on Monday, 30th June, 2003, the original counter for trading in the Shares in board lots of 2,000 Shares will be temporarily closed. A temporary counter will be established for trading in the Consolidated Shares in board lots of 200 Consolidated Shares. Every 10 Shares will be deemed to represent 1 Consolidated Share. Certificates for existing Shares may only be traded at this temporary counter.

   With effect from *9:30 a.m. on Tuesday, 15th July, 2003, the original counter for trading in Shares will be reopened for trading in* Consolidated Shares in board lots of 5,000 Consolidated Shares.

   From 9:30 a.m. on Tuesday, 15th July, 2003 to 4:00 p.m. on Tuesday, 5th August, 2003 (both dates inclusive), there will be parallel trading at the above two counters.

   The temporary counter for trading in the Consolidated Shares in board lots of 200 Consolidated Shares will be removed after the close of trading on Tuesday, 5th August, 2003. Thereafter, trading will be in Consolidated Shares in board lots of 5,000 Consolidated Shares only and the existing certificates for the Shares will cease to be marketable and will not be acceptable for dealing purpose. However, such certificates will remain effective as documents of title.

If you are in any doubt as to the above arrangements, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

(C) FREE EXCHANGE OF CERTIFICATES FOR THE NEW OR CONSOLIDATED SHARES (AS THE CASE MAY BE)

Subject to the passing of (i) only the resolution approving the Capital Reduction and Share Subdivision; or (ii) the resolutions approving both the *Capital Reduction and Share Subdivision and the Share Consolidation, Shareholders may, from 9:00 a.m. on Monday, 30th June, 2003 until 4:00* p.m. on Monday, 11th August, 2003, submit certificates for the Shares to the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for exchange, at the expense of the Company, for certificates for the New or Consolidated Shares, as the case may be. Thereafter, certificates for the Shares will be accepted for exchange for certificates for the New or Consolidated Shares, as the case may be, only on payment of a fee of HK$2.50 (or such higher amount as may be stipulated in the Listing Rules from time to time) for each new certificate to be issued or each old certificate submitted, whichever number of certificates is higher.

In order to distinguish between the existing and the new certificates, certificates for the New or Consolidated Shares, as the case may be, will be blue in colour, which is different from the existing certificates for the Shares, which are grey in colour.

It is expected that new certificates for the New or Consolidated Shares, as the case may be, will be available for collection on or after the 10th business day from the date of submission of the existing certificates for the Shares to the Company's branch share registrar at the above address. Unless otherwise instructed, new certificates will be issued in the board lot size of 2,000 New Shares (if only the resolution on the Capital Reduction and Share Subdivision is approved) or 5,000 Consolidated Shares (if the resolution on the Share Consolidation is also approved), as the case may be.

By Order of the Board
Tomorrow International Holdings Limited
Yau Tak Wah, Paul

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

寄發通函

本公司將於二零零三年五月二十六日向股東寄發通函，旨在向股東提供有關股本重組、修訂公司細則、更改經合併股份每手買賣單位、買賣安排、碎股對盤服務安排及免費換領新股或經合併股份新股票安排的其他資料，以及向股東發出召開股東特別大會通告以批准股本重組。

股本重組的預期時間表、買賣安排及換領股票手續的詳情概述如下。

茲提述本公司於二零零三年五月二日發出的公佈(「該公佈」)，內容包括涉及(1)削減已發行股本、拆細未發行股本，(2)合併已發行及未發行股本，(3)修訂公司細則以及(4)更改股份每手買賣單位的股本重組建議。除文義另有所指，本公佈與該公佈所採用的詞彙具有相同涵義。

(A) 寄發通函

本公司將於二零零三年五月二十六日向股東寄發通函，旨在向股東提供有關股本重組、修訂公司細則、更改經合併股份每手買賣單位、買賣安排、碎股對盤服務安排及免費換領新股或經合併股份新股票安排的其他資料，以及向股東發出召開股東特別大會通告以批准股本重組。

股本重組的預期時間表

股本重組的預期時間表如下：

	二零零三年
交回股東特別大會代表委任表格的截止時間	六月二十五日(星期三)中午十二時十五分
股東特別大會	六月二十七日(星期五)中午十二時十五分
股本重組生效日	六月三十日(星期一)
開始買賣新股或經合併股份	六月三十日(星期一)上午九時三十分
首天免費以現有股份股票換領新股或經合併股份新股票	六月三十日(星期一)
開放以每手200股經合併股份進行買賣的臨時櫃台*(以現有股份股票進行)	六月三十日(星期一)上午九時三十分
暫時關閉以每手2,000股股份進行買賣的原有櫃台*	六月三十日(星期一)上午九時三十分
重新開放以每手5,000股經合併股份進行買賣的原有櫃台*(以經合併股份新股票進行)	七月十五日(星期二)上午九時三十分
開始並行買賣經合併股份*(以現有股票及新股票進行)	七月十五日(星期二)上午九時三十分
指定經紀人開始於市場提供對盤服務	七月十五日(星期二)
關閉以每手200股經合併股份進行買賣的臨時櫃台*(以現有股份股票進行)	八月五日(星期二)下午四時正
最後一天指定經紀人於市場提供對盤服務	八月五日(星期二)
結束並行買賣經合併股份*(以現有股票及新股票進行)	八月五日(星期二)下午四時正
最後一天免費以現有股份股票換領新股或經合併股份新股票	八月十一日(星期一)

* 假設股本削減事項及股份拆細和股份合併的決議案均已獲得批准。

(B) 更改股份每手買賣單位及買賣安排

假設股本重組落實生效，董事會亦建議於股本重組生效(預期為二零零三年六月三十日星期一或前後)後，將股份於聯交所的每手買賣單位由現時2,000股股份更改為5,000股經合併股份(而非本公司早前於二零零三年五月二日所公佈的4,000股經合併股份)。按於最後實際可行日期每股收市價0.049港元計算，每手5,000股經合併股份的市價為2,450港元(以0.049港元X10X5,000股經合併股份計算)。倘只有股本削減事項及股份拆細生效(即股份合併不會生效)，則股份的每手買賣單位將會保持不變。

更改股份每手買賣單位的建議，將會導致經合併股份的每手買賣單位有所增加，預期此舉將可減低買賣經合併股份的交易成本。

為方便碎股買賣(如有)，本公司已委任滙富證券有限公司為代理人，代表股東及有意投資者安排買賣碎股。由二零零三年七月十五日星期二至二零零三年八月五日星期二為止(包括首尾兩日)期間，新股或經合併股份持有人如有意使用該項服務藉以出售彼等持有的碎股或將之湊足為一手買賣單位，可於上述期間透過下列方法聯絡滙富證券有限公司：

聯絡人	地址	電話號碼
何嘉玲女士	香港 中環夏慤道10號 和記大廈五樓	(852) 2283 7111

新股或經合併股份的碎股持有人應留意，並不保證定能提供碎股對盤服務。

買賣安排

1. *假設只批准股本削減事項及股份拆細的決議案*

   不會進行並行買賣安排。新股將以每手2,000股於原有櫃台進行買賣。

2. *假設股本削減事項及股份拆細和股份合併的決議案均獲批准*

   由二零零三年六月三十日(星期一)上午九時三十分起，以每手2,000股股份買賣現有股份的原有櫃台將暫時關閉。設立以每手200股經合併股份買賣經合併股份的臨時櫃台。每10股股份將被視為相等於1股經合併股份。現有股份股票只可於此臨時櫃台進行買賣。

   由二零零三年七月十五日(星期二)上午九時三十分起，重新開放原有櫃台以每手5,000股經合併股份買賣經合併股份。

   由二零零三年七月十五日(星期二)上午九時三十分至二零零三年八月五日(星期二)下午四時正為止(包括首尾兩日)，並行買賣將於上述兩個櫃台同時進行。

   於二零零三年八月五日(星期二)營業時間結束後，將會取消以每手200股經合併股份買賣經合併股份的臨時櫃台。此後只會以每手5,000股經合併股份買賣經合併股份，現有股份股票將不可再於市場買賣亦不會接納作買賣用途。然而，現有股份股票仍具有作為所有權文件的效力。

閣下對上述安排如有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

(C) 免費換領新股或經合併股份(視乎情況而定)新股票

待(i)只有股本削減事項及股份拆細的決議案；或(ii)股本削減事項及股份拆細和股本重組的決議案同時通過時，股東可於二零零三年六月三十日星期一上午九時正至二零零三年八月十一日星期一下午四時正為止期間，將現有股份股票送交本公司的股份過戶登記處香港分處 — 香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心17樓1712至1716室)換領新股或經合併股份(視乎情況而定)的股票，有關費用概由本公司支付。此後，以現有股份股票換領新股或經合併股份(視乎情況而定)的新股票時，須就將予發行的每股新股票或所提交的每張舊股票(以數量較高者為準)支付2.50港元(或聯交所不時訂明的較高費用)。

為了識別現有股票及新股票，新股或經合併股份(視乎情況而定)股票將為藍色，與現有灰色的股份股票不同。

預期將現有股份股票按上址交回本公司股份過戶登記分處當日起計十個營業日或之後，即可領取新股或經合併股份新股票。除非另有指示，否則新股票將按每手2,000股新股(如只批准股本削減事項及股份拆細的決議案)或(視乎情況而定)每手5,000股經合併股份(如股本重組的決議案亦獲批准)發行。

承董事會命
明日國際集團有限公司
主席
邱德華
謹啟

香港，二零零三年五月二十三日